This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICES OF MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING AN ARRANGEMENT INVOLVING

TIMMINS GOLD CORP.

AND

NEWSTRIKE CAPITAL INC.

March 23, 2015

March 23, 2015

Dear Newstrike Shareholders:

On February 17, 2015, Timmins Gold Corp. (“Timmins”) and Newstrike Capital Inc. (“Newstrike”) announced that they had entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, and subject to the terms and conditions of which, Timmins will acquire all of the issued and outstanding common shares of Newstrike pursuant to an arrangement of Newstrike under the Business Corporations Act (British Columbia) (the “Arrangement”). Assuming the Arrangement becomes effective, each shareholder of Newstrike (each, a “Newstrike Shareholder”) will be entitled to receive, in exchange for each Newstrike share held (i) 0.9 of a Timmins common share (each, a “Timmins Share”); and (ii) C$0.0001 in cash (collectively, the “Consideration”).

In connection with the Arrangement, Newstrike has called the special meeting of Newstrike Shareholders to consider a resolution to approve the Arrangement (the “Arrangement Resolution”). The special meeting of Newstrike Shareholders is being held concurrently with the meeting of shareholders of Timmins (the “Timmins Shareholders”), which has been called to consider, among other things, the issuance of Timmins Shares in connection with the Arrangement.

You are invited to attend the special meeting of Newstrike Shareholders to be held at 2600 – 595 Burrard Street, Vancouver, British Columbia, on April 29, 2015 at 10:00 a.m. (Vancouver time). At the meeting, you will be asked to approve the Arrangement. The transaction will also require the approval of Timmins Shareholders and the Supreme Court of British Columbia (the “Court”), as well as certain regulatory approvals. If the requisite approvals of the Newstrike Shareholders and Timmins Shareholders, the Court and the regulatory approvals are obtained and all other conditions to the transaction have been satisfied, it is anticipated that the transaction will be completed in May of 2015.

Your vote on this matter is important. The two largest Newstrike Shareholders and each of Newstrike’s directors and officers fully support the Arrangement and have entered into binding agreements to vote their Newstrike shares in favour of the transaction. The transaction requires the approval of two thirds of the votes cast by Newstrike Shareholders, and also requires the approval of a majority of the votes cast by Newstrike’s minority shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Special Committee of Independent Directors of Newstrike (the “Newstrike Special Committee”), after consultation with its financial and legal advisors and based upon, among other things, receipt of a fairness opinion from Cormark Securities Inc., unanimously determined that the Consideration is fair and that the Arrangement is in the best interests of Newstrike and recommended that: (i) the Board of Directors of Newstrike approve the Arrangement Agreement and (ii) the Board recommend to the Newstrike Shareholders that they vote in favour of the Arrangement.

After careful consideration, and following the unanimous recommendation of the Newstrike Special Committee, the Newstrike Board unanimously approved and accepted the report of the Newstrike Special Committee and the fairness opinion of Cormark. The Newstrike Board also unanimously determined that the consideration to be received by Newstrike Shareholders is fair and that the Arrangement is in the best interests of Newstrike. Further, the Newstrike Board unanimously approved the Arrangement Agreement and recommends that Newstrike Shareholders vote their Newstrike Shares FOR the Arrangement Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Newstrike Board meeting in respect of the Arrangement Resolution.

i

We believe the Arrangement is a great opportunity for our company and Newstrike Shareholders. On behalf of the Board of Directors, we are asking you to review the accompanying joint management information circular, consider the merits of the Arrangement, and vote in support of it using the enclosed proxy form.

Registered Shareholders of Newstrike are requested to complete and return the enclosed form of proxy to ensure that your Newstrike shares will be represented at the meeting, whether or not you are personally able to attend. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 a.m. (Vancouver time) on April 27, 2015 or 48 hours prior to the time of any adjournment or postponement of the meeting.

Beneficial Shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

Thank you for your ongoing support as we prepare to take part in this important event in the history of Newstrike. We look forward to seeing you at the special meeting.

Sincerely,

“Kevin Rathbun”

Kevin Rathbun
Chair of the Special Committee
Newstrike Capital Inc.

March 23, 2015

Dear Timmins Shareholders:

On February 17, 2015, Timmins Gold Corp. (“Timmins”) and Newstrike Capital Inc. (“Newstrike”) announced that they had entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, and subject to the terms and conditions of which, Timmins will acquire all of the issued and outstanding common shares of Newstrike pursuant to an arrangement of Newstrike under the Business Corporations Act (British Columbia) (the “Arrangement”). Assuming the Arrangement becomes effective, each holder of Newstrike common shares (“Newstrike Shareholders”) will be entitled to receive, in exchange for each Newstrike share held: (i) 0.9 of a Timmins common share (each, a “Timmins Share”); and (ii) C$0.0001 in cash.

Timmins has called the annual and special meeting of shareholders of Timmins (the “Timmins Shareholders”) to consider, in addition to its annual business, a resolution to approve (i) the issuance of the Timmins Shares forming part of the consideration to be paid to Newstrike Shareholders pursuant to the Arrangement, (ii) the issuance of Timmins replacement options (the “Replacement Options”) in exchange for each Newstrike option issued and outstanding, pursuant to the Arrangement and (iii) the allotment for issuance of the Timmins Shares underlying the Replacement Options (the “Timmins Resolution”). The annual and special meeting of Timmins Shareholders is being held concurrently with the meeting of Newstrike Shareholders, which has been called to consider the Arrangement.

You are invited to attend the annual and special meeting of Timmins Shareholders to be held at the Vancouver Club, 915 West Hastings Street, Vancouver British Columbia, V6C 1C6 on April 29, 2015 at 10:00 a.m. (Vancouver time). At the meeting, you will be asked to approve the matters described above and the annual business described in the accompanying joint management information circular. In addition, the transaction requires the approval of the Newstrike Shareholders, the approval of the Supreme Court of British Columbia (the “Court”) and certain regulatory approvals. If the requisite approval of the Timmins Shareholders and Newstrike Shareholders, the Court and the regulatory approvals are obtained and all other conditions to the transaction have been satisfied, it is anticipated that the transaction will be completed in May of 2015.

Your vote on this matter is important. The directors and executive officers of Timmins have entered into binding agreements to vote their Timmins Shares in favour of the Timmins Resolution. The Timmins Resolution requires the approval of the majority of votes cast at the meeting.

The Board of Directors of Timmins (the “Timmins Board”), after consultation with its financial and legal advisors and based upon, among other things, receipt of a fairness opinion from BMO Capital Markets, unanimously determined that the Arrangement is fair to Timmins. The Timmins Board has unanimously recommended that Timmins Shareholders vote in favour of the Timmins Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Timmins Board meeting in respect of the Timmins Resolution.

We believe the Arrangement is a great opportunity for our company and the Timmins Shareholders as it presents significant value potential over the long term. On behalf of the Timmins Board, we are asking you to review the accompanying joint management information circular, consider the merits of the Arrangement, and vote in support of it using the enclosed proxy form.

Registered Shareholders of Timmins are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the meeting, whether or not you are personally able to attend. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 a.m. (Vancouver time) on April 27, 2015 or 48 hours prior to the time of any adjournment or postponement of the meeting.

Beneficial Shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by e-mail at assistance@laurelhill.com, or your professional advisor.

Thank you for your ongoing support as we prepare to take part in this important event in the history of Timmins. We look forward to seeing you at the special meeting.

Sincerely,

“Bryan A. Coates”

Bryan A. Coates
Chair of the Board of Directors
Timmins Gold Corp.

NEWSTRIKE CAPITAL INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF NEWSTRIKE CAPITAL INC. NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Supreme Court of British Columbia dated March 23, 2015 (the “Interim Order”), a special meeting (the “Newstrike Meeting”) of holders (“Newstrike Shareholders”) of common shares (“Newstrike Shares”) of Newstrike Capital Inc. (“Newstrike”) will be held at 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3, on April 29, 2015 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix D to the accompanying joint management information circular of Timmins Gold Corp. (“Timmins”) and Newstrike dated March 23, 2015 (the “Circular”), approving a plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Newstrike and Timmins, (the “Arrangement”) pursuant to which Timmins will, among other things, acquire all of the issued and outstanding Newstrike Shares, all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Newstrike Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Newstrike Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Newstrike Shareholders.

Based on a unanimous recommendation of the special committee of independent members of the board of directors of Newstrike (the “Newstrike Board”), the Newstrike Board UNANIMOUSLY recommends that Newstrike Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Newstrike Meeting. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Newstrike Board meeting in respect of the Arrangement Resolution.

The record date for determining the Newstrike Shareholders entitled to receive notice of and to vote at the Newstrike Meeting is the close of business on March 16, 2015 (the “Record Date”). Only Newstrike Shareholders whose names have been entered in the register of Newstrike Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newstrike Meeting.

Your vote is important regardless of the number of Newstrike Shares you own. Newstrike Shareholders are invited to attend the Newstrike Meeting. Registered Newstrike Shareholders who are unable to attend the Newstrike Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Newstrike Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Newstrike Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Newstrike Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Newstrike Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

v

Pursuant to the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (as defined in the Circular), registered Newstrike Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Newstrike Shareholder who dissents in respect of the Arrangement Resolution (a “Dissenting Newstrike Shareholder”) is entitled to be paid the fair value of such Dissenting Newstrike Shareholder’s Newstrike Shares, provided that such Dissenting Newstrike Shareholder has delivered a written objection to the Arrangement Resolution to Newstrike not later than 10:00 a.m. (Vancouver time) on April 27, 2015, being the business day which is two business days immediately preceding the Newstrike Meeting (or, if the Newstrike Meeting is postponed or adjourned, the business day which is two business days immediately preceding the date of the postponed or adjourned Newstrike Meeting) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. This right is described in detail in the Circular under the heading “Rights of Dissenting Newstrike Shareholders”. The text of Division 2 of Part 8 of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix K to the Circular.

Beneficial owners of Newstrike Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Newstrike Shares are entitled to dissent. Beneficial Newstrike Shareholders who wish to exercise Dissent Rights must cause each registered Newstrike Shareholder holding their Newstrike Shares to deliver the notice of dissent.

Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.

DATED this 23rd day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Richard O’C. Whittall”
Richard O’C. Whittall
Director

TIMMINS GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
TIMMINS GOLD CORP.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Timmins Meeting”) of holders of common shares (“Timmins Shareholders”) of Timmins Gold Corp. (“Timmins”) will be held at the Vancouver Club, 915 West Hastings Street, Vancouver British Columbia, V6C 1C6, on April 29, 2015 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Timmins Resolution”), the full text of which is set forth in Appendix E to the accompanying joint management information circular of Timmins and Newstrike Capital Inc. (“Newstrike”) dated March 23, 2015 (the “Circular”), approving the issuance, or reservation for issuance, as the case may be, by Timmins of such number of common shares of Timmins (“Timmins Shares”) as may be required to be issued pursuant to the plan of arrangement involving Newstrike under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) in accordance with the terms of the arrangement agreement dated February 16, 2015 between Timmins and Newstrike;

2.	to receive the audited financial statements of Timmins for the financial year ended December 31, 2014 and accompanying report of Deloitte LLP;

3.	to elect the directors of Timmins to hold office for the ensuing year;

4.	to appoint Deloitte LLP, Chartered Accountants, as the auditors of Timmins for the ensuing year and to authorize the directors to fix their remuneration; and

5.	to transact such further and other business as may properly be brought before the Timmins Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Timmins Meeting are set forth in the Circular which accompanies this Notice of Annual and Special Meeting of Timmins Shareholders.

The board of directors of Timmins (the “Timmins Board”) UNANIMOUSLY recommends that Timmins Shareholders vote IN FAVOUR of the Timmins Resolution. It is a condition to the completion of the Arrangement that the Timmins Resolution be approved at the Timmins Meeting. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Timmins Board meeting in respect of the Timmins Resolution.

The record date for determining the Timmins Shareholders entitled to receive notice of and vote at the Timmins Meeting is the close of business on March 16, 2015 (the “Record Date”). Only Timmins Shareholders whose names have been entered in the register of Timmins Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Timmins Meeting.

Your vote is important regardless of the number of Timmins Shares you own. Timmins Shareholders are invited to attend the Timmins Meeting. Registered Timmins Shareholders who are unable to attend the Timmins Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Timmins Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Timmins Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Timmins Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Timmins Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED this 23rd day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Bryan A. Coates”
Bryan A. Coates
Chair of the Board of Directors

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF NEWSTRIKE CAPITAL INC.	V
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TIMMINS GOLD CORP	VII
JOINT MANAGEMENT INFORMATION CIRCULAR	1
Information Contained In This Circular	1
Defined Terms	2
Reporting Currency, Exchange Rate and Financial Information	2
Forward-Looking Statements	2
National Instrument 43-101	4
Additional Information	4
Information for Beneficial Shareholders	4
Information for United States Shareholders	6
NEWSTRIKE SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE NEWSTRIKE MEETING	8
Q&A on the Arrangement	8
Q&A on Proxy Voting	13
TIMMINS SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE TIMMINS MEETING	17
Q&A on the Arrangement	17
Q&A on Proxy Voting	20
SUMMARY	23
The Meetings	23
The Arrangement	23
Connected Transactions	24
Recommendation of the Newstrike Special Committee	24
Recommendation of the Newstrike Board	25
Reasons for Recommendations of the Newstrike Special Committee and the Newstrike Board	25
Newstrike Fairness Opinion	28
Recommendation of the Timmins Board	28
Reasons for the Recommendations of the Timmins Board	28
Timmins Fairness Opinion	30
Effects of the Arrangement	30
Newstrike Shareholder Approval	31
Timmins Shareholder Approval	31
Voting Agreements	31
Court Approval and Completion of the Arrangement	32
Stock Exchange Listing and Reporting Issuer Status	32
Mexican Antitrust Approval	32
Procedure for the Arrangement to Become Effective	33
Information Relating to the Combined Company	33
Summary Unaudited Pro Forma Financial Information	34
Governance and Management of the Combined Company	35
Letter of Transmittal	35
See “The Arrangement – Letter of Transmittal” and “The Arrangement – Exchange Procedure”.	36

Information Relating to Newstrike	36
Information Relating to Timmins	36
Dissent Rights	36
Summary of Certain Canadian Federal Income Tax Considerations	37
Summary of Certain United States Federal Income Tax Considerations	37
Risk Factors	38
Canadian Securities Law Matters	38
United States Securities Law Matters	38
THE ARRANGEMENT	40
Background to the Arrangement	40
Connected Transactions	42
Recommendation of the Newstrike Special Committee	43
Recommendation of the Newstrike Board	43
Reasons for the Recommendations of the Newstrike Special Committee and the Newstrike Board	43
Newstrike Fairness Opinion	46
Recommendation of the Timmins Board	48
Reasons for the Recommendations of the Timmins Board	48
Timmins Fairness Opinion	50
Description of the Arrangement	51
Procedure for the Arrangement to Become Effective	52
Newstrike Shareholder Approval	52
Timmins Shareholder Approval	52
Voting Agreements	53
Court Approval and Completion of the Arrangement	58
Treatment of Newstrike Options	58
Stock Exchange Listing and Reporting Issuer Status	58
Letter of Transmittal	59
Exchange Procedure	59
Entitlement to Cash Consideration	60
Treatment of Fractional Shares	60
Return of Newstrike Shares	60
Lost Certificates	60
Cancellation of Rights	60
Withholding Rights	61
Right to Dissent	61
Interests of Certain Persons in the Arrangement	61
Intention of Newstrike Directors, Newstrike Officers and Newstrike Major Shareholders	65
Intention of Timmins Directors and Timmins Officers	65
Depositary	66
Expenses of the Arrangement	66
INFORMATION RELATING TO THE COMBINED COMPANY	66
Overview	66
Organizational Chart	67
Selected Unaudited Pro Forma Consolidated Financial Information	69
Pro Forma Consolidated Capitalization	70
Principal Holders of Shares	71
Description of Share Capital	71

Dividends	72
Auditors of the Combined Company	72
GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY	72
Board of Directors	72
Executive Officers	76
THE ARRANGEMENT AGREEMENT	77
Representations and Warranties	78
Conditions Precedent to the Arrangement	80
Covenants	81
Amendment	90
REGULATORY MATTERS	91
Canadian Securities Law Matters	91
United States Securities Law Matters	92
Stock Exchange Approvals	92
Mexican Antitrust Approval	93
Other Regulatory Matters	93
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	93
Holders Resident in Canada	94
Holders Not Resident in Canada	99
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	100
PFIC Assumptions Regarding Newstrike and Timmins	102
U.S. Holders	103
Non-U.S. Holders	107
Information Reporting, Backup Withholding and Other Reporting Requirements	107
RISK FACTORS RELATING TO THE ARRANGEMENT	108
RIGHTS OF DISSENTING NEWSTRIKE SHAREHOLDERS	112
ANNUAL BUSINESS TO BE CONDUCTED AT THE TIMMINS MEETING	115
Financial Statements	115
Appointment and Remuneration of Auditor	115
Election of Directors	115
Corporate Cease Trade Orders or Bankruptcies	119
Penalties or Sanctions	119
Other Matters	120
GENERAL INFORMATION CONCERNING THE NEWSTRIKE MEETING AND VOTING	121
Time, Date and Place	121
Record Date	121
Approvals Required	121
Solicitation of Proxies	121
Voting by Proxies	121
Revocability of Proxies	122
Voting of Newstrike Shares Owned by Beneficial Shareholders	122
Quorum	122
Principal Holders of Newstrike Shares	123
GENERAL INFORMATION CONCERNING THE TIMMINS MEETING AND VOTING	124
Time, Date And Place	124
Record Date	124
Approvals Required	124

Solicitation of Proxies	124
Voting by Proxies	124
Revocability of Proxies	125
Voting of Timmins Shares Owned by Beneficial Shareholders	125
Quorum	125
Principal Holders of Timmins Shares	126
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	127
LEGAL MATTERS	127
INTERESTS OF EXPERTS OF NEWSTRIKE AND TIMMINS	127
Names of Experts	127
TIMMINS DIRECTORS’ APPROVAL	129
NEWSTRIKE DIRECTORS’ APPROVAL	129
GLOSSARY OF DEFINED TERMS	130
CONSENT OF BMO NESBITT BURNS INC.	141
CONSENT OF CORMARK SECURITIES INC.	142
APPENDIX A INFORMATION RELATING TO NEWSTRIKE	A-1
APPENDIX B INFORMATION RELATING TO TIMMINS	B-1
APPENDIX C UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TIMMINS	C-1
APPENDIX D FORM OF NEWSTRIKE ARRANGEMENT RESOLUTION	D-1
APPENDIX E FORM OF TIMMINS RESOLUTION	E-1
APPENDIX F PLAN OF ARRANGEMENT	F-1
APPENDIX G NOTICE OF HEARING OF PETITION FOR FINAL ORDER	G-1
APPENDIX H INTERIM ORDER	H-1
APPENDIX I NEWSTRIKE FAIRNESS OPINION	I-1
APPENDIX J TIMMINS FAIRNESS OPINION	J-1
APPENDIX K DIVISION 2 OF PART 8 OF THE BCBCA	K-1
APPENDIX L FINANCIAL STATEMENTS OF NEWSTRIKE FOR THE YEARS ENDED JULY 31, 2014 AND JULY 31, 2013	L-1
APPENDIX M FINANCIAL STATEMENTS OF NEWSTRIKE FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2014	M-1
APPENDIX N MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEWSTRIKE	N-1
APPENDIX O MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEWSTRIKE FOR THE PERIOD ENDED OCTOBER 31, 2014	O-1
APPENDIX P TIMMINS BOARD CHARTER	P-1
APPENDIX Q NEWSTRIKE AUDIT COMMITTTEE CHARTER	Q-1

JOINT MANAGEMENT INFORMATION CIRCULAR

Information Contained In This Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Newstrike and Timmins for use at the Newstrike Meeting and the Timmins Meeting, respectively, and any adjournment(s) or postponement(s) thereof. No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Newstrike’s or Timmins’ website or by Timmins’ proxy solicitation agent is inconsistent with this Circular, you should rely on the information provided in this Circular.

The information concerning Newstrike contained in this Circular has been provided by Newstrike. Although Timmins has no knowledge that would indicate that any of the information provided by Newstrike is untrue or incomplete, Timmins does not assume any responsibility for the accuracy or completeness of such information or the failure by Newstrike to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Timmins.

The information concerning Timmins contained in this Circular has been provided by Timmins. Although Newstrike has no knowledge that would indicate that any of the information provided by Timmins is untrue or incomplete, Newstrike does not assume any responsibility for the accuracy or completeness of such information or the failure by Timmins to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Newstrike.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement is available on SEDAR at www.sedar.com, on EDGAR under Timmins’ profile at www.sec.gov and on the Timmins website at www.timminsgold.com as well as the Newstrike website at www.newstrikecapital.com. The Plan of Arrangement is attached hereto as Appendix F. You are urged to read carefully the full text of the Plan of Arrangement and the Arrangement Agreement.

Information in this Circular is given as at March 23, 2015 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as at the respective dates stated therein.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Newstrike Shareholders and Timmins Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Defined Terms

This Circular contains defined terms. For a list of the defined terms used herein, see the “Glossary of Defined Terms” in this Circular.

Reporting Currency, Exchange Rate and Financial Information

Newstrike publishes its consolidated financial statements in Canadian dollars, while Timmins publishes its consolidated financial statements in U.S. dollars. Except as otherwise indicated in this Circular, references to “Canadian dollars”, “$” and “C$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

The following table sets forth: (i) the rates of exchange for U.S. dollars, expressed in Canadian dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect during each of the periods indicated; and (iii) the high and low exchange rates during such periods, in each case based on the rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day.

	Year Ended
	December 31
	2014	2013	2012
Noon rate at end of period	1.1601	1.0636	0.9949
Average noon rate during period	1.1045	1.0299	0.9996
High noon rate for period	1.1643	1.0697	1.0418
Low noon rate for period	1.0614	0.9839	0.9710

On March 23, 2015, the Bank of Canada noon rate of exchange for U.S. dollars was US$1.00 = C$1.2516.

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Newstrike have been prepared and presented in Canadian dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Timmins, including the unaudited pro forma consolidated financial statements of Timmins, have been prepared and presented in U.S. dollars in accordance with IFRS.

Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, the ability of Timmins’ and Newstrike to consummate the Arrangement on the terms of the Arrangement Agreement, the anticipated benefits of the Arrangement, including business and financial prospects, financial multiples, accretion estimates, the effect of the Arrangement on project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production as set forth in the San Francisco Report, the Ana Paula Report and the Caballo Blanco Report, including estimated internal rate of return, projected production, exploitation activities, and potential future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Arrangement; the value of Timmins’ and Newstrike’s respective assets; the successful completion of mining and mineral projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Project, the Caballo Blanco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to Timmins and Newstrike.

Although management of Timmins and Newstrike believe that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, net present value, internal rate of return and cash cost estimates and the other projections and estimates made in the technical reports for the San Francisco Project, the Caballo Blanco Property and the Ana Paula Project; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete mining and mineral projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; the risk that results of exploration activities will be different than anticipated; and the risks set forth under “Risk Factors” in the annual information form of Timmins dated March 23, 2015, which is incorporated by reference herein.

Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Timmins and Newstrike do not intend to update any forward-looking statements to conform these statements to actual results, except as required by applicable law.

National Instrument 43-101

The material properties of Timmins are the San Francisco Project and the Caballo Blanco Project. All information concerning the San Francisco Project and the Caballo Blanco Project in this Circular has been provided by Timmins. Unless otherwise stated, scientific and technical information concerning the San Francisco Project is summarized, derived, or extracted from the San Francisco Report, and information concerning the Caballo Blanco Project is summarized, derived or extracted from the Caballo Blanco Report. The San Francisco Report and the Caballo Blanco Report have been filed with Canadian securities regulatory authorities and the SEC and are available for review on Timmins’ profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a complete description of assumptions, qualifications, and procedures associated with the information in the San Francisco Report and the Caballo Blanco Report, reference should be made to the full text of the reports.

The material property of Newstrike is the Ana Paula Project. All information concerning the Ana Paula Project in this Circular has been provided by Newstrike. Unless otherwise stated, scientific and technical information concerning the Ana Paula Project is summarized, derived, or extracted from the Ana Paula Report. The Ana Paula Report has been filed with Canadian securities regulatory authorities and is available for review on Newstrike’s profile on SEDAR at www.sedar.com. For a complete description of assumptions, qualifications, and procedures associated with the information in the Ana Paula Report, reference should be made to the full text of the report.

Each of the authors of the San Francisco Report, the Caballo Blanco Report and the Ana Paula Report listed under the heading “Interests of Experts” in this Circular is a “qualified person” for the purposes of NI 43-101.

Readers are reminded that the Ana Paula Report and the Caballo Blanco Report are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the mine plans and economic models contained in either the Ana Paula Report or the Caballo Blanco Report will be realized. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Additional Information

This Circular incorporates important business and financial information about Timmins from documents that are not included in or delivered with this Circular. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Circular free of charge by requesting them in writing or by telephone from Timmins at the following address and telephone number:

Timmins Gold Corp.
1900 – 570 Granville Street
Vancouver, BC V6C 3P1
(604) 682-4002

For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see “Information Relating to Timmins – Timmins Documents Incorporated by Reference”.

Information for Beneficial Shareholders

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Shares in their own name. This Circular and the accompanying materials are being sent to Newstrike’s and Timmins’ registered Shareholders and non-registered Shareholders (“Beneficial Shareholders”), who are Shareholders who hold their Shares through a broker, investment dealer or other intermediary (each, an “Intermediary”).

If you are a Beneficial Shareholder, your Intermediary will send you a voting instruction form (“VIF”) or proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Shares at the Newstrike Meeting or Timmins Meeting, as applicable, on your behalf. You must follow the instructions from your Intermediary to vote. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs". Timmins may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders that are NOBOs with voting their Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Shares to be represented at the Newstrike Meeting and Timmins Meeting, as applicable.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Shares directly at the Newstrike Meeting or the Timmins Meeting, as applicable. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Beneficial Shareholder must complete these steps well in advance of the Newstrike Meeting or the Timmins Meeting, as applicable, in order to ensure such Shares are voted.

In the alternative, if you wish to vote in person at the Newstrike Meeting or the Timmins Meeting, as applicable, or have another person attend and vote in person on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Newstrike Meeting or Timmins Meeting, as applicable, through the internet. When you arrive at the Newstrike Meeting or Timmins Meeting, as applicable, please register with the scrutineer.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Newstrike Meeting and the Timmins Meeting.

Beneficial Shareholders of Newstrike Shares should also instruct their Intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to the Beneficial Shareholder’s Newstrike Shares in order to receive 0.9 of a Timmins Share and $0.0001 for each Newstrike Share held pursuant to the Arrangement in exchange for such holder’s Newstrike Shares.

Management of Newstrike and Timmins, respectively, will pay for Intermediaries to forward this Circular, the proxy form or a voting instruction form to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

See “General Information Concerning the Newstrike Meeting and Voting” and “General Information Concerning the Timmins Meeting and Voting”.

Information for United States Shareholders

The Timmins Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 23, 2015, and, subject to the approval of the Arrangement Resolution by the Newstrike Shareholders and the approval of the Timmins Resolution by the Timmins Shareholders, a hearing for a final order approving the Arrangement will be held on May 1, 2015 (or as soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. All Newstrike Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. See “The Arrangement – Court Approval and Completion of the Arrangement”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Timmins Shares issued in connection with the Arrangement.

The Timmins Shares to be received by Newstrike Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act”) of Timmins at the time of such resale or who have been affiliates of Timmins within 90 days before such resale. Further, the Timmins Shares issuable upon the exercise of the Replacement Options in the United States after the Effective Time will not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and such options may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable state securities laws and, if issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions. See “Regulatory Matters – United States Securities Law Matters”.

Newstrike and Timmins are “foreign private issuers,” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Newstrike Meeting and the Timmins Meeting are not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Newstrike Shareholders and Timmins Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The unaudited historical interim financial statements and audited historical financial statements of Newstrike and Timmins and other financial information included or incorporated by reference in this Circular have been prepared in Canadian dollars and U.S. dollars, respectively. In addition, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with U.S. GAAP.

Newstrike Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Information concerning the properties and operations of Newstrike and Timmins has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Newstrike and Timmins are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Newstrike, Timmins and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Newstrike Shareholders or Timmins Shareholders resident in the United States to effect service of process within the United States upon Newstrike or Timmins, as applicable, their respective officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, the Newstrike Shareholders and the Timmins Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

THE TIMMINS SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEWSTRIKE SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT
AND THE NEWSTRIKE MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement

Q:	What are Newstrike Shareholders being asked to vote on?

A:

Newstrike Shareholders are being asked to vote on a special resolution to approve the plan of arrangement involving Newstrike and Timmins under Division 5 of Part 9 of the BCBCA pursuant to which Timmins will acquire all of the outstanding Newstrike Shares.

See “The Arrangement – Newstrike Shareholder Approval”.

Q:	What will I receive for my Newstrike Shares under the Arrangement?

A:	Under the Arrangement, each Newstrike Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.9 of a Timmins Share and C$0.0001 for each Newstrike Share held.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Exchange Procedure”.

Q:	Does this consideration reflect a premium for the Newstrike Shares?

A:

The consideration being offered to Newstrike Shareholders implied a share price premium for Newstrike Shareholders as of the date of the Arrangement Agreement. The amount of the premium will vary according to the relative market prices of Timmins Shares and Newstrike Shares at the time of closing. Based on the closing price of the Timmins Shares on the TSX and the Newstrike Shares on the TSX-V on February 13, 2015, the Arrangement valued the Newstrike Shares at $1.15 per Newstrike Share representing a premium of 20.0% to Newstrike’s closing price on the TSX-V on February 13, 2015. Based on the 20-day volume-weighted average trading price of the Timmins Shares on the TSX, and the Newstrike Shares on the TSX-V through February 13, 2015, the Arrangement valued the Newstrike Shares at a price of $1.20 representing a premium of 22.4%.

Q:	What is the maximum number of Timmins Shares issuable pursuant to the Arrangement?

A:

The maximum number of Timmins Shares issuable pursuant to the Arrangement is 111,092,813 which is equal to approximately 62% of the Timmins Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the Timmins Shares issuable in exchange for Newstrike Shares outstanding at the Effective Time, as well as Timmins Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement. It also assumes that the maximum number of Newstrike Shares issuable to the Newstrike Major Shareholders in connection with the Bridge Facility will be issued. See “Summary – Connected Transactions – Bridge Facility”. Following completion of the Arrangement, former Timmins Shareholders will own approximately 63% of the Timmins Shares and former Newstrike Shareholders will own approximately 37% of the Timmins Shares.

Q:	Does the Newstrike Board support the Arrangement?

A:

Yes. Based upon a unanimous recommendation of the Newstrike Special Committee, the Newstrike Board has unanimously determined that the Arrangement is in the best interests of Newstrike, the consideration to be paid to Newstrike Shareholders is fair and recommends that Newstrike Shareholders vote FOR the Arrangement Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Newstrike Board meeting in respect of the Arrangement Resolution.

In making its recommendation, the Newstrike Special Committee and the Newstrike Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendations of the Newstrike Special Committee and the Newstrike Board”, including the opinion from Cormark that, as of February 16, 2015, the Arrangement is fair from a financial point of view to Newstrike Shareholders.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Newstrike Special Committee”, “The Arrangement – Recommendation of the Newstrike Board” and “The Arrangement – Reasons for the Recommendations of the Newstrike Special Committee and the Newstrike Board”.

Q:	What approvals are required of Newstrike Shareholders at the Newstrike Meeting?

A:	To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61-101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement.

See “The Arrangement – Connected Transactions”, “The Arrangement – Newstrike Shareholder Approval” and “Regulatory Matters – Canadian Securities Law Matters – MI 61-101”.

Timmins has entered into voting agreements with the Newstrike Locked-Up Shareholders, pursuant to which the Newstrike Locked-Up Shareholders have agreed, subject to the terms and conditions of their respective voting agreements, to vote their Newstrike Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Newstrike Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of 19,226,196 Newstrike Shares and 5,310,000 Newstrike Options, representing 16.47% of the Newstrike Shares on a non-diluted basis, and 19.89% of the Newstrike Shares on a fully-diluted basis.

See “The Arrangement – Voting Agreements”.

Q:	What other approvals are required for the Arrangement?

The Timmins Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Newstrike Shareholders. Newstrike will apply to the Court for this order if the Newstrike Shareholders approve the Arrangement Resolution at the Newstrike Meeting and the Timmins Shareholders approve the Timmins Resolution at the Timmins Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval including the approval of the (i) TSX-V, (ii) the TSX and NYSE MKT in respect of the issuance of Timmins Shares to Newstrike Shareholders and the reservation for issuance of Timmins shares that may be issued upon the exercise of the Replacement Options and (iii) Mexican Antitrust Approval.

See “The Arrangement – Timmins Shareholder Approval” and “The Arrangement – Court Approval and Completion of the Arrangement”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if Newstrike Shareholders approve the Arrangement Resolution and the Timmins Shareholders approve the Timmins Resolution, it is anticipated that the Arrangement will be completed in May of 2015.

Q:	What are the Canadian federal income tax consequences of the Arrangement?

A:

Subject to the qualifications set forth in this Circular, a Resident Holder whose Newstrike Shares are exchanged for Timmins Shares and cash pursuant to the Arrangement, and who does not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those Newstrike Shares for proceeds of disposition equal to the aggregate fair market value of the Newstrike shares and cash. As a result, a Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Newstrike Shares immediately before the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One- half of any capital loss must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act.

Newstrike Shareholders who are Eligible Holders and who make a valid Tax Election with Timmins may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their Newstrike Shares for Timmins Shares and cash under the Arrangement.

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by Timmins that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority. Timmins agrees only to execute Tax Election forms of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which comply with the provisions of the Tax Act. For further information about making a Tax Election see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Newstrike Shares for the Consideration – Section 85 Election”.

Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Newstrike Shares pursuant to the Arrangement as long as such Newstrike Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

For additional information and a general discussion of such tax considerations, see “Certain Canadian Federal Income Tax Considerations”.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q:	What are the United States federal income tax consequences of the Arrangement?

A:

The United States federal income tax consequences of the Arrangement are not entirely certain. The Arrangement may constitute a tax-deferred reorganization for United States federal income tax purposes, in which case (but subject to application of the passive foreign investment company (“PFIC”) rules described under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”) U.S. Holders of Newstrike Shares should recognize gain (but not loss) equal to the lesser of the gain realized and the cash received as a result of the Arrangement, would hold the Timmins Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of their Newstrike Shares, increased by any gain recognized under the Arrangement and decreased by the cash received and would include the holding period of their Newstrike Shares in their holding period of the Timmins Shares received under the Arrangement. If, however, the Arrangement does not qualify as a tax-deferred reorganization for United States federal income tax purposes, U.S. Holders of Newstrike Shares would treat the Arrangement as a taxable exchange and would recognize gain or loss equal to the difference between the total consideration received by such U. S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Newstrike Shares. In addition, if Newstrike is or has been a PFIC, then, even if the Arrangement constitutes a tax- deferred reorganization, all or a portion of any gain realized could be treated as ordinary income, taxable at rates generally higher than the rates applicable to long-term capital gain, and an interest charge would apply.

In general, a Non-U.S. Holder (as defined below) will not be subject to U.S. federal income tax on any gain realized upon the exchange of Newstrike Shares for Timmins Shares pursuant to the Arrangement or upon the receipt of cash from Newstrike as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

See “Certain United States Federal Income Tax Considerations” for the definition of U.S. Holder and a general summary of certain United States federal income tax consequences relating to the Arrangement.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you, including the applicability of United States federal, state, local, non-United States and other tax laws.

Q:	What will happen to Newstrike if the Arrangement is completed?

A:

If the Arrangement is completed, Timmins will acquire all of the outstanding Newstrike Shares and Newstrike will become a direct wholly-owned subsidiary of Timmins. Following completion of the Arrangement, it is expected that the Newstrike Shares will be de-listed from the TSX-V and Newstrike will make an application to cease to be a reporting issuer under applicable Securities Laws.

Q:	Are the Timmins Shares listed on a stock exchange?

A:

Yes. Timmins Shares currently trade on the TSX under the symbol “TMM” and on the NYSE MKT under “TGD”. Timmins has applied to the TSX and the NYSE MKT to list the Timmins Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that Timmins will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE MKT, subject to notice of issuance.

Q:	Are Newstrike Shareholders entitled to Dissent Rights?

A:

Yes. Under the Interim Order, registered holders of Newstrike Shares are entitled to Dissent Rights but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor.

See “Rights of Dissenting Newstrike Shareholders”.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if Newstrike accepts a competing offer that the Newstrike Board concludes is superior to the Arrangement, Newstrike will be required to pay to Timmins a termination fee of $5.5 million in connection with such termination. In certain other circumstances, including if Timmins accepts a competing offer that the Timmins Board concludes is superior to the Arrangement, Timmins will be required to pay to Newstrike a termination fee of $5.5 million in connection with such termination. The circumstances under which the $5.5 million termination fee is payable are reciprocal.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:	Should I send in my Letter of Transmittal and Newstrike Share certificates now?

A:

All registered holders of Newstrike Shares should complete, sign and return the Letter of Transmittal with accompanying Newstrike Share certificate(s) (if applicable) to the Depositary as soon as possible. All deposits of Newstrike Shares made under a Letter of Transmittal are irrevocable; however, in the event the Arrangement is not consummated, the Depositary will promptly return any Newstrike Share certificates (if applicable) that have been deposited.

Please be sure to use the Letter of Transmittal. See “The Arrangement – Exchange Procedure”.

Q:	When will I receive the Timmins Shares issuable pursuant to the Arrangement in exchange for my Newstrike Shares?

A:

You will receive 0.9 of a Timmins Share and C$0.0001 in exchange for each Newstrike Share held as soon as practicable after the Arrangement becomes effective and your properly completed Letter of Transmittal and Newstrike Share certificate(s) (if applicable) are received by the Depositary. It is anticipated that the Arrangement will be completed in May of 2015, assuming the Arrangement Resolution and Timmins Resolution are approved by the Newstrike Shareholders and Timmins Shareholders, respectively, all Court and other approvals and clearances have been obtained and all conditions of closing have been satisfied or waived.

See “The Arrangement – Procedure for the Arrangement to Become Effective”.

Q:	What happens if I send in my Newstrike Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Newstrike Share certificate(s) (if applicable) will be returned promptly to you by the Depositary.

Q:	What will happen to my Newstrike Options?

A:

Under the Arrangement, each outstanding Newstrike Option will, without any further action on the part of any holder of Newstrike Options, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Newstrike Option immediately prior to the Effective Time, such number of Timmins Shares (rounded down to the nearest whole share) equal to: i) 0.9 multiplied by (ii) the number of Newstrike Shares subject to such Newstrike Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Timmins Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Newstrike Share otherwise purchasable pursuant to such Newstrike Option divided by (y) 0.9.

Q:	Who can help answer my questions?

A:

If you have any questions about this Circular or the matters described in this Circular, please contact Ashish Abhyankar (Vice President - Finance of Newstrike) by email or at the telephone number below, or your professional advisor. Newstrike Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Newstrike Shares, should contact their broker.

Phone Number:	(604) 605-4650
By E-mail:	ash@newstrikecapital.com

Q&A on Proxy Voting

Q:	Who is entitled to vote on the Arrangement Resolution?

A:

The record date for determining the Newstrike Shareholders entitled to receive notice of and to vote at the Newstrike Meeting is March 16, 2015. Only Newstrike Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newstrike Meeting. Each Newstrike Shareholder is entitled to one vote in respect of each Newstrike Share held.

Q:	What do I need to do now in order to vote on the Arrangement Resolution?

A:

You should carefully read and consider the information contained in this Circular. Registered Newstrike Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Newstrike Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax:1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Newstrike Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Newstrike Meeting. Late proxies may be accepted or rejected by the Chair of the Newstrike Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your Newstrike Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the Newstrike Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “General Information Concerning the Newstrike Meeting and Voting – Voting by Proxies”.

Q:	Should I send in my proxy now?

A:

Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on April 27, 2015 (or if the Newstrike Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q:	What happens if I sign the form of proxy sent to me?

A:

Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of Newstrike on such form to vote your Newstrike Shares at the Newstrike Meeting. If the instructions in a proxy given to Newstrike’s management are specified, the Newstrike Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Newstrike Shares represented by a proxy given to Newstrike’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

See “General Information Concerning the Newstrike Meeting and Voting – Voting by Proxies”.

Q:	Can I appoint someone other than the person(s) designated by management of Newstrike to vote my Newstrike Shares?

A:

Yes. A Newstrike Shareholder has the right to appoint a person (who need not be a Newstrike Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Newstrike Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

See “General Information Concerning the Newstrike Meeting and Voting – Voting by Proxies”.

Q:	What if amendments are made to these matters or if other matters are brought before the Newstrike Meeting?

A:

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Newstrike Notice of Meeting and any other matters that may properly come before the Newstrike Meeting or any postponement or adjournment thereof. As at the date of this Circular, Newstrike’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Newstrike Meeting. However, if any amendments to matters identified in the accompanying Newstrike Notice of Meeting or any other matters which are not now known to management should properly come before the Newstrike Meeting or any postponement or adjournment thereof, the Newstrike Shares represented by properly executed proxies given in favour of the person(s) designated by management of Newstrike in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Information Concerning the Newstrike Meeting and Voting – Voting by Proxies”.

Q:	Can I change my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, a Newstrike Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Newstrike Shareholder, or his or her legal representative authorized in writing or, where the Newstrike Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Newstrike’s principal and head office by fax at (604) 806-6112, or by mail or by hand at Suite 2000 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2 at any time up to and including the last business day preceding the day of the Newstrike Meeting, or in the case of any postponement or adjournment of the Newstrike Meeting, the last business day preceding the day of the postponed or adjourned Newstrike Meeting, or delivered to the Chair of the Newstrike Meeting on the day fixed for the Newstrike Meeting, and prior to the start of the Newstrike Meeting or any postponement or adjournment thereof.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Information Concerning the Newstrike Meeting – Revocability of Proxies”.

Q:	Who will count the votes?

A:	Newstrike’s transfer agent, Computershare Investor Services Inc., will count and tabulate the votes received for the Newstrike Meeting.

Q:	If my Newstrike Shares are held by my Intermediary, will they vote my Newstrike Shares?

A:

An Intermediary will vote the Newstrike Shares held by you only if you provide instructions to them on how to vote. Without instructions, those Newstrike Shares will not be voted. Newstrike Shareholders should instruct their Intermediaries to vote their Newstrike Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Newstrike Shares at the Newstrike Meeting, you cannot vote those Newstrike Shares owned by you at the Newstrike Meeting.

See “General Information Concerning the Newstrike Meeting and Voting – Voting of Newstrike Shares Owned by Beneficial Shareholders”.

TIMMINS SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT
AND THE TIMMINS MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement

Q:	What are Timmins Shareholders being asked to vote on?

A:

Timmins Shareholders are being asked to vote on a resolution to approve the issuance, or reservation for issuance, as the case may be, by Timmins of the Timmins Shares and the Replacement Options necessary to give effect to the Arrangement.

See “The Arrangement – Timmins Shareholder Approval”.

The Timmins Meeting is also an annual meeting, and therefore, Shareholders will receive the audited financial statements for the financial year ended December 31, 2014 and will be asked to vote on the election of directors and the appointment of Timmins’ auditors for the ensuing year.

Q:	What will Newstrike Shareholders receive for their Newstrike Shares under the Arrangement?

A:	Under the Arrangement, each Newstrike Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.9 of a Timmins Share and C$0.0001 for each Newstrike Share held.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Exchange Procedure”.

Q:	What will happen to my Timmins Shares if the Arrangement is completed?

A:	Timmins Shareholders will continue to own their existing Timmins Shares. The Timmins Shares will continue to be listed on the TSX and on the NYSE MKT.

Q:	What is the maximum number of Timmins Shares issuable pursuant to the Arrangement?

A:

The maximum number of Timmins Shares issuable pursuant to the Arrangement is 111,092,813, which is equal to approximately 62% of the Timmins Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the Timmins Shares issuable in exchange for Newstrike Shares outstanding at the Effective Time, as well as Timmins Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement. It also assumes that the maximum number of Newstrike Shares issuable to the Newstrike Major Shareholders in connection with the Bridge Facility will be issued. See “Summary – Connected Transactions – Bridge Facility”. Following completion of the Arrangement, former Timmins Shareholders will own approximately 63% of the Timmins Shares and former Newstrike Shareholders will own approximately 37% of the Timmins Shares.

Q:	Does the Timmins Board support the Arrangement?

A:

Yes. The Timmins Board has unanimously determined that the Arrangement is in the best interests of Timmins, is fair to Timmins Shareholders and recommends that Timmins Shareholders should vote FOR the Timmins Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Timmins Board meeting in respect of the Timmins Resolution.

In making its recommendation, the Timmins Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendations of the Timmins Board”, including the opinion from BMO that, as of February 16, 2015, the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Timmins.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Timmins Board” and “The Arrangement – Reasons for the Recommendations of the Timmins Board”.

Q:	What approvals are required of Timmins Shareholders at the Timmins Meeting?

A:

To be effective, the matters to be voted on at the Timmins Meeting, including the Timmins Resolution, must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

See “The Arrangement – Timmins Shareholder Approval”.

Newstrike has entered into voting agreements with all of the Timmins Locked-Up Shareholders, pursuant to which the Timmins Locked-Up Shareholders have agreed, subject to the terms and conditions of their respective voting agreements, to vote their Timmins Shares in favour of the Timmins Resolution. As of the date of the Arrangement Agreement, Timmins Locked-Up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of 5,884,200 Timmins Shares and 10,200,000 Timmins Options collectively representing 3.27% of the outstanding Timmins Shares on a non-diluted basis, and 8.34% of the outstanding Timmins Shares on a fully-diluted basis.

See “The Arrangement – Voting Agreements”.

Q:	What other approvals are required for the Arrangement?

The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61-101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Newstrike Shareholders. Newstrike will apply to the Court for this order if the Timmins Shareholders approve the Timmins Resolution at the Timmins Meeting and the Newstrike Shareholders approve the Arrangement Resolution at the Newstrike Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval including the approval of (i) the TSX-V, (ii) the TSX and NYSE MKT in respect of the issuance of Timmins Shares to Newstrike Shareholders and the reservation for issuance of Timmins shares that may be issuable on the exercise of the Replacement Options and (iii) Mexican Antitrust Approval.

See “The Arrangement – Connected Transactions”, “The Arrangement - Newstrike Shareholder Approval”, and “Regulatory Matters – Canadian Securities Law Matters – MI 61-101”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if Newstrike Shareholders approve the Arrangement Resolution and the Timmins Shareholders approve the Timmins Resolution, it is anticipated that the Arrangement will be completed in May of 2015.

Q:	What will happen to Timmins if the Arrangement is completed?

A:	If the Arrangement is completed, Timmins will acquire all of the outstanding Newstrike Shares and Newstrike will become a direct wholly-owned subsidiary of Timmins.

Q:	Are Timmins Shareholders entitled to Dissent Rights?

A:	No. Timmins Shareholders are not entitled to Dissent Rights.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if Newstrike accepts a competing offer that the Newstrike Board concludes is superior to the Arrangement, Newstrike will be required to pay to Timmins a termination fee of $5.5 million in connection with such termination. In certain other circumstances, including if Timmins accepts a competing offer that the Timmins Board concludes is superior to the Arrangement, Timmins will be required to pay to Newstrike a termination fee of $5.5 million in connection with such termination. The circumstances under which the $5.5 million termination fee is payable are reciprocal.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:	Who can help answer my questions?

A:

If you have any questions about this Circular or the matters described in this Circular, please contact Laurel Hill or your professional advisor. Timmins Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Timmins Shares, should contact their broker or Laurel Hill by e-mail, or at the telephone number below.

Toll-Free Number:	1-877-452-7184 (416-304-0211 collect)
By E-mail:	assistance@laurelhill.com

Q&A on Proxy Voting

Q:	Who is entitled to vote at the Timmins Meeting?

A:

The record date for determining the Timmins Shareholders entitled to receive notice of and to vote at the Timmins Meeting is March 16, 2015. Only Timmins Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Timmins Meeting. Each Timmins Shareholder is entitled to one vote in respect of each Timmins Share held.

Q:	What do I need to do now in order to vote on the Timmins Resolution?

A:

You should carefully read and consider the information contained in this Circular. Registered Timmins Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Timmins Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax:1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Timmins Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Timmins Meeting. Late proxies may be accepted or rejected by the Chair of the Timmins Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your Timmins Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the Timmins Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “General Information Concerning the Timmins Meeting and Voting – Voting by Proxies”.

Q:	Should I send in my proxy now?

A:

Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on April 27, 2015 (or if the Timmins Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q:	What happens if I sign the form of proxy sent to me?

A:

Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of Timmins on such form to vote your Timmins Shares at the Timmins Meeting. If the instructions in a proxy given to Timmins’ management are specified, the Timmins Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Timmins Shares represented by a proxy given to Timmins’ management will be voted FOR the approval of the Timmins Resolution as described in this Circular.

See “General Information Concerning the Timmins Meeting and Voting – Voting by Proxies”.

Q:	Can I appoint someone other than the person(s) designated by management of Timmins to vote my Timmins Shares?

A:

Yes. A Timmins Shareholder has the right to appoint a person (who need not be a Timmins Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Timmins Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

See “General Information Concerning the Timmins Meeting and Voting – Voting by Proxies”.

Q:	What if amendments are made to these matters or if other matters are brought before the Timmins Meeting?

A:

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Timmins Notice of Meeting and any other matters that may properly come before the Timmins Meeting or any postponement or adjournment thereof. As at the date of this Circular, Timmins’ management is not aware of any such amendments or variations, or of other matters to be presented for action at the Timmins Meeting. However, if any amendments to matters identified in the accompanying Timmins Notice of Meeting or any other matters which are not now known to management should properly come before the Timmins Meeting or any postponement or adjournment thereof, the Timmins Shares represented by properly executed proxies given in favour of the person(s) designated by management of Timmins in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Information Concerning the Timmins Meeting and Voting – Voting by Proxies”.

Q:	Can I change my vote after I have voted by proxy?

A:

Yes. In addition to revocation in any other manner permitted by law, a Timmins Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Timmins Shareholder or his or her legal representative authorized in writing or, where the Timmins Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Timmins’ registered and principal office by fax at 604-682-4003, or by mail or by hand at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 at any time up to and including the last business day preceding the day of the Timmins Meeting, or in the case of any postponement or adjournment of the Timmins Meeting, the last business day preceding the day of the postponed or adjourned Timmins Meeting, or delivered to the Chair of the Timmins Meeting on the day fixed for the Timmins Meeting, and prior to the start of the Timmins Meeting or any postponement or adjournment thereof.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Information Concerning the Timmins Meeting – Revocability of Proxies”.

Q:	Who will count the votes?

A:	Timmins’ transfer agent, Computershare, will count and tabulate the votes received for the Timmins Meeting.

Q:	If my Timmins Shares are held by my Intermediary, will they vote my Timmins Shares?

A:

An Intermediary will vote the Timmins Shares held by you only if you provide instructions to them on how to vote. Without instructions, those Timmins Shares will not be voted. Timmins Shareholders should instruct their Intermediaries to vote their Timmins Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Timmins Shares at the Timmins Meeting, you cannot vote those Timmins Shares owned by you at the Timmins Meeting.

See “General Information Concerning the Timmins Meeting and Voting – Voting of Timmins Shares Owned by Beneficial Shareholders”.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

The Meetings

Newstrike Meeting

Purpose of the Newstrike Meeting

The purpose of the Newstrike Meeting is for Newstrike Shareholders to consider and, if thought advisable, approve the Arrangement Resolution.

Date, Time and Place

The Newstrike Meeting will be held at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia on April 29, 2015 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Newstrike Shareholders entitled to receive notice of and to vote at the Newstrike Meeting is March 16, 2015. Only Newstrike Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newstrike Meeting.

Timmins Meeting

Purpose of the Timmins Meeting

The purpose of the Timmins Meeting is for Timmins Shareholders to consider and, if thought advisable, approve the Timmins Resolution, and to conduct Timmins’ annual business as more particularly described in the Notice of Annual and Special Meeting accompanying this Circular.

Date, Time and Place

The Timmins Meeting will be held at the Vancouver Club, 915 West Hastings Street, Vancouver British Columbia, V6C 1C6 on April 29, 2015 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Timmins Shareholders entitled to receive notice of and to vote at the Timmins Meeting is March 16, 2015. Only Timmins Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Timmins Meeting.

The Arrangement

On February 16, 2015, Timmins and Newstrike entered into the Arrangement Agreement. Under the Arrangement, Timmins agreed to acquire all of the outstanding Newstrike Shares and each Newstrike Shareholder will be entitled to receive 0.9 of a Timmins Share and C$0.0001 in exchange for each Newstrike Share held. Under the Arrangement Agreement, Newstrike has agreed to, among other things, call the Newstrike Meeting to seek approval of Newstrike Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order, and Timmins has agreed to, among other things, call the Timmins Meeting to seek approval of Timmins Shareholders for the Timmins Resolution.

See “The Arrangement Agreement”.

Connected Transactions

Bridge Facility

As contemplated by the terms of the Arrangement Agreement, on March 2, 2015, Newstrike executed a debenture (the “Debenture”) in the principal amount of up to C$2,000,000 (the “Principal Amount”), issuable to the Newstrike Major Shareholders in exchange for the Principal Amount being made available to Newstrike in tranches of not less than C$200,000 as required for exploration activities at the Ana Paula Project and for general corporate purposes (the “Bridge Facility”). Pursuant to the Debenture, Newstrike is obligated to repay the Principal Amount to the Newstrike Major Shareholders on the earlier of: (i) the closing of the Arrangement; and (ii) August 31, 2015 (the “Maturity Date”).

Newstrike has agreed to cause Aurea Mining Inc. (“Aurea Mining”) to enter into a pledge agreement (the “Pledge Agreement”) in the event that the Arrangement Agreement is terminated, to pledge certain equity interests of Aurea Mining as general security for the due payment of all moneys payable by Newstrike under the Debenture and the performance of Newstrike’s obligations thereunder. As the executed Pledge Agreement would only be delivered upon a termination of the Arrangement Agreement, if any, the Bridge Facility is, and will remain, unsecured until such time.

Under the terms of the Debenture, Newstrike: (i) issued to the Newstrike Major Shareholders an aggregate of 50,000 common shares on March 13, 2015; and (ii) will issue to the Newstrike Major Shareholders 250 common shares per month for each C$100,000 of the Principal Amount outstanding under the Debenture from time to time up to the Maturity Date.

The Principal Amount outstanding will bear interest at a rate of 5.0% per annum commencing on the Maturity Date or upon the occurrence of an Event of Default (as defined in the Debenture). Interest at such rate shall accrue and be calculated daily and will be payable to the Newstrike Major Shareholders semi-annually.

The Bridge Facility is not required to be approved by the Newstrike Shareholders. However, as a result of the Newstrike Major Shareholders, related parties of Newstrike, making the Bridge Facility available to Newstrike, and the Arrangement and the Bridge Facility being negotiated at approximately the same time, the Bridge Facility and the Arrangement are considered to be “connected transactions” for the purposes of MI 61-101 resulting in the Arrangement being a “Business Combination”. Consequently, the Arrangement is required to be separately approved by a majority of Newstrike Shareholders, other than the Newstrike Major Shareholders.

Recommendation of the Newstrike Special Committee

After careful consideration, including consultation with its legal and independent financial advisors, the Newstrike Special Committee unanimously determined that the consideration to be received by Newstrike Shareholders is fair, and the Arrangement is in the best interests of Newstrike and resolved to recommend that the Newstrike Board approve the Arrangement Agreement and that the Newstrike Board recommend to the Newstrike Shareholders that they vote their Newstrike Shares FOR the Arrangement Resolution.

Recommendation of the Newstrike Board

After careful consideration, and following the unanimous recommendation of the Newstrike Special Committee, the Newstrike Board unanimously approved and accepted the report of the Newstrike Special Committee and the Newstrike Fairness Opinion and unanimously determined that the consideration to be received by Newstrike Shareholders is fair, and the Arrangement is in the best interests of Newstrike. The Newstrike Board unanimously approved the Arrangement Agreement and recommends that Newstrike Shareholders vote their Newstrike Shares FOR the Arrangement Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Newstrike Board meeting in respect of the Arrangement and related matters.

Reasons for Recommendations of the Newstrike Special Committee and the Newstrike Board

In making their respective recommendations, the Newstrike Special Committee and the Newstrike Board consulted with Newstrike’s management, legal, financial and technical advisors and, in the case of the Newstrike Board, with the Newstrike Special Committee and Cormark. Each also reviewed a significant amount of financial and technical information relating to Timmins and Newstrike and considered a number of factors, including those listed below. The following disclosure includes forward-looking information and readers are cautioned that actual results may vary from those described herein.

In making their respective determinations and recommendations, the Newstrike Special Committee and the Newstrike Board considered and relied upon a number of substantive factors, including, among others:

Premium to Newstrike Shareholders. Based on the closing price of the Timmins Shares on the TSX and the Newstrike Shares on the TSX-V on February 13, 2015, the Arrangement valued the Newstrike Shares at $1.15 per Newstrike Share. This represented a premium of 20.0% to the closing price of the Newstrike Shares on the TSX-V on February 13, 2015. Based on the 20-day volume- weighted average trading price of the Timmins Shares on the TSX, and the Newstrike Shares on the TSX-V through February 13, 2015, the Arrangement valued the Newstrike Shares at a price of $1.20. This represented a premium of 22.4% to the 20-day volume-weighted average trading price of Newstrike Shares on the TSX-V through February 13, 2015.

Substantial Pro-Forma Ownership of Timmins. Following completion of the Arrangement, former Newstrike Shareholders will own approximately 37% of the common shares of the Combined Company, which will provide immediate exposure to gold production and cash flow from the San Francisco Project and attractive growth potential from the Caballo Blanco Project.

Enhanced Ability to Realize Value from Development of the Ana Paula Project. The Combined Company will have a stronger financial position and significantly greater cash resources than Newstrike alone, with greater access to the capital required to construct the Ana Paula Project and to continue exploration activities on Newstrike’s other targets. In addition, the Ana Paula Project will be developed by Timmins’ proven management team with in-country mine construction and operational expertise and a track record of creating shareholder value. See “Information Relating to the Combined Company – Overview”.

Extensive Strategic Review. The Newstrike Board conducted an extensive review with respect to various strategic alternatives available to Newstrike, including securing financing, advancing the Ana Paula Project to the development phase, the continued exploration of other assets and the sale of a minority interest or change of control of Newstrike. As part of this review, Newstrike entered into confidentiality agreements with 17 parties and evaluated proposals, and ultimately determined that the Arrangement was in the best interests of Newstrike. See “The Arrangement – Background to the Arrangement.”

Increased Capital Markets Presence. The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Newstrike alone. As of December 31, 2014 and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately $325 million. See “Information Related to the Combined Company – Overview”.

Newstrike Fairness Opinion. The Newstrike Special Committee received the Newstrike Fairness Opinion from Cormark that concluded that, subject to the assumptions, limitations and qualifications set out therein, as at February 16, 2015, the Arrangement is fair, from a financial point of view, to Newstrike Shareholders. See “The Arrangement –Newstrike Fairness Opinion” and Appendix I “Newstrike Fairness Opinion”.

Support of Significant Shareholders. Newstrike’s two largest shareholders and all of the directors and officers of Newstrike have entered into Voting Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Newstrike Shares in favour of the Arrangement Resolution. The Newstrike Locked-Up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 19,226,196 Newstrike Shares and 5,310,000 Newstrike Options, representing 16.47% of the Newstrike Shares on a non-diluted basis, and 19.89% of the Newstrike Shares on a fully-diluted basis, as of the date of the Arrangement Agreement. See “The Arrangement – Voting Agreements”.

Appointment of Newstrike Nominee. Newstrike will appoint a nominee to the Timmins Board as of the Effective Time of closing of the Arrangement.

Other Factors. The Newstrike Special Committee also considered the Arrangement with reference to the financial condition and results of operations of Newstrike, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Newstrike’s financial position.

The Newstrike Special Committee and Newstrike Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Newstrike Special Committee and Newstrike Board believed that, overall, the anticipated benefits of the Arrangement to Newstrike outweighed any risks.

In making their respective determinations and recommendations, the Newstrike Special Committee and the Newstrike Board also observed that a number of procedural safeguards were in place and are present to permit the Newstrike Special Committee and the Newstrike Board to represent the interests of Newstrike, the Newstrike Shareholders, minority Newstrike Shareholders and Newstrike’s other stakeholders. These procedural safeguards include, among others:

Role of the Newstrike Special Committee. The evaluation and negotiation process was overseen by the Newstrike Special Committee, being members of the Newstrike Board who are independent of management and who have no financial interest in the Arrangement that is different from that of the Newstrike Shareholders. The Newstrike Special Committee met regularly with Newstrike’s advisors and management and retained Cormark as its own independent financial advisor.

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Newstrike’s ability to solicit interest from third parties, the Arrangement Agreement allows Newstrike to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal (including from persons currently subject to a standstill agreement) at any time prior to the approval of the Arrangement Resolution by the Newstrike Shareholders and after the Newstrike Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Newstrike.

Reasonable Termination Fee. The amount of the Termination Fee, being $5.5 million, is reasonable in the circumstances, the circumstances under which it is payable are reciprocal, and should not be an impediment to another party making an Acquisition Proposal to Newstrike.

Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect Newstrike Shareholders:

to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61- 101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement; and

the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Newstrike Shareholders

Dissent Rights. The availability of rights of dissent to registered Newstrike Shareholders with respect to the Arrangement.

The foregoing summary of the information and factors considered by the Newstrike Special Committee and the Newstrike Board is not intended to be exhaustive, but includes the material information and factors considered by the Newstrike Special Committee and the Newstrike Board in their respective consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Newstrike Special Committee’s and the Newstrike Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Newstrike Special Committee and the Newstrike Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Newstrike and were based upon the advice of the financial, technical and legal advisors to Newstrike and the Newstrike Special Committee. In addition, individual members of the Newstrike Special Committee and the Newstrike Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

Newstrike Fairness Opinion

Cormark has provided an opinion to the Newstrike Special Committee that, subject to the assumptions and limitations set forth therein, as at of February 16, 2015, the Arrangement is fair, from a financial point of view, to the Newstrike Shareholders.

See “The Arrangement – Newstrike Fairness Opinion” and “Appendix I – Newstrike Fairness Opinion”.

Recommendation of the Timmins Board

After careful consideration, including consultation with its independent legal and financial advisors, the Timmins Board unanimously determined that the Arrangement is fair to Timmins Shareholders and in the best interests of Timmins. The Timmins Board unanimously recommends that Timmins Shareholders vote FOR the Timmins Resolution. Mr. George Brack, a director of both Timmins and Newstrike, declared his interest at the Timmins Board meeting and abstained from voting in respect of the Arrangement and related matters.

Reasons for the Recommendations of the Timmins Board

In making its recommendation, the Timmins Board consulted with Timmins’ management, legal counsel to Timmins and BMO, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making its determinations and recommendations, the Timmins Board considered and relied upon a number of substantive factors, including, among others:

Addition of a High-Quality Growth Project. Newstrike’s Ana Paula Project adds a high-quality growth project to Timmins’ asset portfolio with what Timmins believes to be robust economics and manageable capital requirements. The Ana Paula Project is expected to deliver an attractive rate of return in the current commodity environment. The project has a 32.8% after-tax internal rate of return at US$1,300 per ounce gold based on the Ana Paula Report and significant potential to improve project economics through optimization. See “Information Relating to the Combined Company – Overview”.

Significantly Enhanced Production Profile with Lower Cash Costs. If the Ana Paula Project is put into production at the levels projected in the Ana Paula Report, it would add approximately 116,000 ounces of annual production. If the Ana Paula Project and the Caballo Blanco Project are put into production at the levels projected in the Ana Paula Report and Caballo Blanco Report, Timmins’ average annual gold production would grow to 326,000 ounces, transforming Timmins into an intermediate gold producer with a leading growth profile. Timmins’ future cash costs would decrease significantly if the Ana Paula Project is put into production based on US$486 per ounce cash cost as projected in the Ana Paula Report. See “Information Relating to the Combined Company – Overview”.

Increased Measured and Indicated Resources and Grade. The Ana Paula Project will increase Timmins’ total measured and indicated gold resources by 75% and average measured and indicated gold resource grade by 34%. See “Information Relating to the Combined Company – Overview”.

Further Asset Diversification. The completion of the Arrangement will diversify Timmins’ portfolio in prolific mining regions in Mexico with long histories of precious metals production.

Leverage of Timmins Asset Portfolio. Opportunity to leverage the Timmins management team’s strong in-country and open-pit expertise to ensure optimal development and operation of the Ana Paula Project.

Increased Capital Market Presence. Upon completion of the Arrangement, the Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Timmins presently. As of December 31, 2014, the Combined Company had a pro forma market capitalization of approximately $325 million compared with Timmins’ market capitalization of approximately $205 million.

Extensive Due Diligence. Timmins’ management team, technical services team and third party technical advisors completed a very detailed due diligence review on Newstrike and the Ana Paula Project, which included site visits and a detailed technical review of the Ana Paula Project’s resource estimates and the Ana Paula Report.

Timmins Fairness Opinion. The Timmins Board received the Timmins Fairness Opinion that concluded that, in the opinion of BMO, as at February 16, 2015 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins. See “The Arrangement –Timmins Fairness Opinion” and Appendix J “Timmins Fairness Opinion”.

Other Factors. The Timmins Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Timmins and Newstrike in their respective markets, information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Timmins and Newstrike and the then historical trading prices of the Timmins Shares and the Newstrike Shares.

See “The Arrangement – Recommendation of the Timmins Board.”

The Timmins Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Timmins Board believed that, overall, the anticipated benefits of the Arrangement to Timmins outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Timmins Board also observed that a number of procedural safeguards were and are present to permit the Timmins Board to represent effectively the interests of Timmins, minority Timmins Shareholders and Timmins’ other stakeholders, including, among others:

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Timmins’ ability to solicit interest from third parties, the Arrangement Agreement allows Timmins to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the approval of the Timmins Resolution by the Timmins Shareholders and after the Timmins Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition could reasonably be expected to constitute or lead to a Superior Proposal with respect to Timmins.

Reasonable Termination Fee. The amount of the Termination Fee, being $5.5 million, is reasonable in the circumstances and is reciprocal.

The foregoing summary of the information and factors considered by the Timmins Board is not intended to be exhaustive, but includes the material information and factors considered by the Timmins Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Timmins Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Timmins Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Timmins and Newstrike and were based upon the advice of the Timmins Board’s financial advisors and legal counsel to Timmins. In addition, individual members of the Timmins Board may have assigned different weights to different factors.

Timmins Fairness Opinion

The Timmins Board received the Timmins Fairness Opinion that concluded that, in the opinion of BMO, as at February 16, 2015 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins.

See “The Arrangement –Timmins Fairness Opinion” and Appendix J “Timmins Fairness Opinion”.

Effects of the Arrangement

If the Arrangement Resolution and the Timmins Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied, Timmins will acquire all of the outstanding Newstrike Shares, other than Dissent Shares which will be transferred to Newstrike and cancelled. Each Newstrike Shareholder will be entitled to receive 0.9 of a Timmins Share and C$0.0001 in exchange for each Newstrike Share held. If the Arrangement is completed, Newstrike will become a direct wholly-owned subsidiary of Timmins.

See “The Arrangement Agreement – Description of the Arrangement”.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by Newstrike and Timmins). At the Effective Time, the following will be deemed to occur in the following order without any further authorization, act or formality:

each Newstrike Share (other than any Newstrike Shares held by Timmins and any Newstrike Shares in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Timmins (free and clear of any liens) in exchange for 0.9 of a Timmins Share and C$0.0001;

each Newstrike Share in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Timmins (free and clear of any liens), and each Dissenting Newstrike Shareholder will cease to have any rights as a Newstrike Shareholder other than the right to be paid the fair value of such holder’s Newstrike Shares; and

each outstanding Newstrike Option will, without any further action on the part of any holder of Newstrike Options, be exchanged for a Replacement Option.

The maximum number of Timmins Shares issuable pursuant to the Arrangement is 111,092,813 which is equal to approximately 62% of the Timmins Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the Timmins Shares issuable in exchange for Newstrike Shares outstanding at the Effective Time, as well as Timmins Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement. It also assumes that the maximum number of Newstrike Shares issuable to the Newstrike Major Shareholders in connection with the Bridge Facility will be issued. See “Summary – Connected Transactions – Bridge Facility”. Following completion of the Arrangement, former Timmins Shareholders will own approximately 63% of the common shares of the Combined Company and former Newstrike Shareholders will own approximately 37% of the common shares of the Combined Company.

See “The Arrangement – Description of the Arrangement”.

Newstrike Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61-101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement.

See “The Arrangement – Newstrike Shareholder Approval”.

Timmins Shareholder Approval

To be effective, the Timmins Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

See “The Arrangement – Timmins Shareholder Approval”.

Voting Agreements

On February 16, 2015, Newstrike entered into Voting Agreements with each of the Timmins Locked-Up Shareholders, and Timmins entered into voting agreements with each of the Newstrike Locked-Up Shareholders, pursuant to which such securityholders have agreed, among other things and subject to the terms and conditions of their respective voting agreements, to vote their Newstrike Shares in favour of the Arrangement Resolution and to vote their Timmins Shares in favour of the Timmins Resolution, as applicable.

See “The Arrangement – Voting Agreements”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Newstrike obtained the Interim Order providing for the calling and holding of the Newstrike Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix H. A copy of the Petition in connection with the Final Order is attached hereto as Appendix G.

Subject to the approval of the Arrangement Resolution by Newstrike Shareholders at the Newstrike Meeting and the approval of the Timmins Resolution by Timmins Shareholders at the Timmins Meeting, the hearing in respect of the Final Order is expected to take place on or about May 1, 2015 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Newstrike Shareholder or other person who wishes to participate, to appear, to be represented, and/or to present evidence or arguments at the hearing, must serve and file a Response as set out in the Interim Order appended hereto as Appendix H and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Timmins Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Newstrike’s and Timmins’ objective is to have the Effective Date occur as soon as possible after the Newstrike Meeting and the Timmins Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Newstrike or Timmins may determine not to complete the Arrangement without prior notice to, or action on the part of, Newstrike Shareholders or Timmins Shareholders.

See “The Arrangement – Court Approval and Completion of the Arrangement”.

Stock Exchange Listing and Reporting Issuer Status

The Timmins Shares currently trade on the TSX under the symbol “TMM” and on the NYSE MKT under “TGD”. Timmins has applied to the TSX and the NYSE MKT to list the Timmins Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that Timmins will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE MKT, subject to notice of issuance. Following completion of the Arrangement, it is expected that the Newstrike Shares will be de-listed from the TSX-V and Newstrike will make an application to cease to be a reporting issuer under applicable Securities Laws.

See “The Arrangement – Stock Exchange Listing and Reporting Issuer Status”.

Mexican Antitrust Approval

Under applicable Mexican Competition Law, the Arrangement cannot be consummated until the issuance of a clearance resolution from the Mexican Competition Commission, which must be issued within 60 business days after the filing of the notice of concentration or the submission of all the required information and documentation. However, for complicated cases the Mexican Competition Commission may extend the period up to 40 additional business days.

Timmins will make the application and file responses as may be requested by the Mexican Competition Commission during such period. Under applicable Mexican Competition Law, once the term has expired and no decision has been issued by the Mexican Competition Commission, it is understood that they have no objection.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

the Newstrike Shareholder Approval and the Timmins Shareholder Approval must be obtained;

the Court must grant the Final Order approving the Arrangement;

all conditions precedent to the Arrangement as more particularly described in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

if applicable, the Final Order, the Arrangement Records and related documents, in the form prescribed by the BCBCA, must be filed with the Registrar of Companies appointed pursuant to section 400 of the BCBCA.

Information Relating to the Combined Company

Overview

The Combined Company will be a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico.

Balanced Portfolio of Assets

The Combined Company’s assets will include the producing San Francisco Project, and two growth assets, the Ana Paula Project and the Caballo Blanco Project.

Enhanced Potential Production Growth and Cash Cost Profile

If both the Ana Paula Project and the Caballo Blanco Project are put into production at the levels estimated in the Ana Paula Report and the Caballo Blanco Report, the life of mine annual average gold production of Timmins would grow approximately 175%, reaching approximately 326,000 ounces of gold. Based on the estimates set out in the Ana Paula Report and Caballo Blanco Report, all-in-sustaining cash costs per ounce are expected to be reduced by approximately 21% to less than US$780 per ounce of gold. Readers are reminded that the Ana Paula Report and the Caballo Blanco Report are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the development options contemplated by the Ana Paula Report or the Caballo Blanco Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Manageable Capital Requirements

Timmins believes that the post-closing capital requirements will be manageable, initially supported by cash flow from the San Francisco Project and as a result of the ability to efficiently sequence the development of both the Ana Paula Project and the Caballo Blanco Project.

Increased Measured and Indicated Resources

The Ana Paula Project is expected to increase Timmins’ total measured and indicated gold resources by 75% and average measured and indicated gold resource grade by 34%. See “Information Relating to the Combined Company – Increased Measured and Indicated Resources”.

Improved Capital Markets Presence

The Combined Company will have a broader shareholder base with increased market liquidity and a larger public float. Based on the closing price of the Timmins Shares on the TSX on December 31, 2014, the Combined Company had a pro forma market capitalization of approximately $325 million.

Experienced Leadership

The Combined Company will operate under the Timmins name, and Timmins’ CEO, Bruce Bragagnolo, will lead the Combined Company, while drawing upon the extensive strategic, operating and financial experience of both Timmins and Newstrike. The principal executive office and headquarters of the Combined Company will be in Vancouver, British Columbia.

See “Information Relating to the Combined Company – Overview”.

Summary Unaudited Pro Forma Financial Information

The following summary unaudited pro forma consolidated financial information of Timmins has been derived from the unaudited pro forma consolidated financial statements of Timmins after giving effect to the Arrangement as at and for the year ended December 31, 2014, included in Appendix C to this Circular. The unaudited pro forma consolidated financial statements of Timmins have been compiled from underlying financial statements of Timmins and Newstrike prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Timmins, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The following summary of unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma consolidated financial information together with (i) the audited consolidated annual financial statements of Newstrike for the years ended July 31, 2014 and July 31, 2013; (ii) the unaudited condensed consolidated interim financial statements of Newstrike for the three months ended October 31, 2014 and October 31, 2013 and (iii) the audited consolidated annual financial statements of Timmins for the years ended December 31, 2014 and December 31, 2013.

See the unaudited pro forma consolidated financial statements of Timmins following completion of the Arrangement set forth in Appendix C to this Circular.

As at December 31,
2014(1)
(US$’000s)
Statement of Financial Position:

Cash and cash equivalents	30,093
Total current assets	93,076
Total assets	420,844

Total current liabilities	42,783
Total liabilities	105,980

Total equity	314,865
Total liabilities and equity	420,844
(1) Totals may not sum due to rounding.

Year ended
December 31,
2014(1)
(US$’000s)
Statement of Income:

Metal revenues	154,068
Cost of sales (including depreciation and depletion)	116,090
Earnings from mine operations	37,978

Write-off of exploration and evaluation properties	1,808

Corporate and administrative expenses	16,063

Earnings (loss) from operations	20,107

Other expense	1,826
Total tax expense	13,663

Earnings (loss) and total comprehensive income for the year	4,619

(1) Totals may not sum due to rounding.

Governance and Management of the Combined Company

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of nine directors, one of whom will be appointed by Newstrike and eight of whom will be incumbent directors of Timmins including Mr. George Brack who is a director of both Timmins and Newstrike. Eight of the initial directors of the Combined Company will be independent.

See “Governance and Management of the Combined Company”.

Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered holder of Newstrike Shares on the Record Date. Each registered Newstrike Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Newstrike Share certificate(s) (if applicable), in order to receive the Timmins Shares to which such Newstrike Shareholder is entitled under the Arrangement. It is recommended that Newstrike Shareholders complete, sign and return the Letter of Transmittal with accompanying Newstrike Share certificate(s) (if applicable) to the Depositary as soon as possible. All deposits of Newstrike Shares made under a Letter of Transmittal are irrevocable; however, in the event the Arrangement is not consummated the Depositary will promptly return any Newstrike Share certificate(s) (if applicable) that have been deposited. The Letter of Transmittal is available on Newstrike’s website at www.newstrikecapital.com and on SEDAR at www.sedar.com.

See “The Arrangement – Letter of Transmittal” and “The Arrangement – Exchange Procedure”.

Information Relating to Newstrike

Newstrike is a corporation existing under the BCBCA and maintains its principal and head office at Suite 2000 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2. Newstrike a publicly traded company that is in the business of acquiring, exploring, evaluating and developing mineral property concessions in Mexico. Newstrike’s primary asset is the Ana Paula Project located in the State of Guerrero, Mexico.

See “Appendix A - Information Relating to Newstrike”.

Information Relating to Timmins

Timmins is a corporation existing under the BCBCA and maintains its registered and principal office at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1. Timmins is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. Timmins owns and operates the San Francisco open pit gold mine in Sonora, Mexico, together with the associated La Chicharra open pit gold mine and approximately 200,000 hectares of exploration claims in and around the mines, collectively referred to herein as the San Francisco Project. Timmins holds interests in other properties, including the Caballo Blanco Project, which Timmins acquired in December of 2014.

See “Appendix B - Information Relating to Timmins”.

Dissent Rights

The Interim Order expressly provides registered holders of Newstrike Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Newstrike Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Newstrike Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Newstrike Shareholder must dissent with respect to all Newstrike Shares of which it is the registered and beneficial owner. A registered Newstrike Shareholder who wishes to dissent must deliver written notice of dissent to Newstrike as set forth above and such notice of dissent must strictly comply with the requirements of section 242 of the BCBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Any failure by a Newstrike Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each registered Newstrike Shareholder holding their Newstrike Shares to deliver the notice of dissent.

See “Rights of Dissenting Newstrike Shareholders”.

Summary of Certain Canadian Federal Income Tax Considerations

Resident Shareholders whose Newstrike Shares are exchanged for Timmins Shares and cash pursuant to the Arrangement, and who do not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those Newstrike Shares for proceeds of disposition equal to the aggregate fair market value of the Timmins Shares and cash. As a result, a Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Newstrike Shares immediately before the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act.

Newstrike Shareholders who are Eligible Holders and who make a valid Tax Election with Timmins may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their Newstrike Shares for Timmins Shares and cash under the Arrangement.

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by Timmins that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority. Timmins agrees only to execute any Tax Election form of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which complies with the provisions of the Tax Act. For further information about making a Tax Election see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Newstrike Shares for the Consideration – Section 85 Election”.

Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Newstrike Shares pursuant to the Arrangement as long as such Newstrike Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Newstrike Shareholders should consult their own tax advisors regarding the Canadian federal tax consequences of the Arrangement.

Summary of Certain United States Federal Income Tax Considerations

The exchange of Newstrike Shares for Timmins Shares and cash pursuant to the Arrangement by a U.S. Holder (as defined herein under “Certain United States Federal Income Tax Considerations”) together with the intended additional transactions (described herein under the heading “Certain United States Federal Income Tax Considerations”) may qualify as a tax-deferred reorganization under Section 368(a) of the Code. Neither Newstrike nor Timmins, however, has sought or obtained either a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement together with the intended additional transactions as a tax-deferred reorganization or that the United States courts would uphold the status of the Arrangement as a tax-deferred reorganization in the event of a successful IRS challenge.

Assuming the Arrangement and intended additional transactions together do qualify as a tax-deferred reorganization, and subject to the assumptions, limitations (including those limitations under the Passive Foreign Investment Company Considerations described herein under the heading “Certain United States Federal Income Tax Considerations”) and qualifications referred to under “Certain United States Federal Income Tax Considerations,” a U.S. Holder of Newstrike Shares should recognize gain (but not loss) equal to the lesser of the gain realized and the cash received as a result of the Arrangement, would hold the Timmins Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of their Newstrike Shares, increased by any gain recognized under the Arrangement and decreased by the cash received and would include the holding period of their Newstrike Shares in their holding period of the Timmins Shares received under the Arrangement. If the exchange pursuant to the Arrangement fails to qualify as a tax-deferred reorganization, the exchange would be a taxable transaction to U.S. Holders, in which case a U.S. Holder would recognize gain or loss equal to the difference between the total consideration received by such U.S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Newstrike Shares. In addition, if Newstrike is or has been a PFIC, then, even if the Arrangement constitutes a tax-deferred reorganization, all or a portion of any gain realized could be treated as ordinary income, taxable at rates generally higher than the rates applicable to long-term capital gain, and an interest charge would apply.

In general, a Non-U.S. Holder of Newstrike Shares will not be subject to U.S. federal income tax on any gain realized upon the exchange of Newstrike Shares for Timmins Shares pursuant to the Arrangement or upon the receipt of cash from Newstrike as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

The foregoing is only a brief summary of certain United States federal income tax consequences and is qualified in its entirety by the more detailed general description of Unites States federal income tax considerations under “Certain United States Federal Income Tax Considerations”. Newstrike Shareholders should consult their own tax advisors regarding the United States federal tax consequences of the Arrangement.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Newstrike, the business of Timmins and the Timmins Shares all of which should be carefully considered by Newstrike Shareholders and Timmins Shareholders.

In addition, see “Risk Factors” in Timmins’ annual information form dated March 23, 2015, which is available on Timmins’ SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

See “Risk Factors Relating to the Arrangement”, “Information Relating to Newstrike – Risk Factors” and “Information Relating to Timmins – Risk Factors”.

Canadian Securities Law Matters

The Timmins Shares to be issued in exchange for Newstrike Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province of Canada in which Timmins is a reporting issuer. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Timmins Shares issued pursuant to the Arrangement will be freely tradable and may be resold in each province and territory in Canada.

United States Securities Law Matters

The Timmins Shares issuable to Newstrike Shareholders in exchange for their Newstrike Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

The Timmins Shares to be received by Newstrike Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act”) of Timmins at the time of such resale or who have been affiliates of Timmins within 90 days before such resale. Further, the Timmins Shares issuable upon the exercise of the Replacement Options in the United States after the Effective Time will not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and such options may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable state securities laws and, if issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions. See “Regulatory Matters – United States Securities Law Matters”.

THE ARRANGEMENT

Background to the Arrangement

During 2014, Newstrike held various discussions with multiple parties with respect to various strategic alternatives, including securing financing, advancing the Ana Paula Project to the development phase, the continued exploration of other assets and the sale of a minority interest or change of control of Newstrike.

Following the release of the results of the Ana Paula Report in September of 2014, Newstrike received increased interest in both Newstrike and Newstrike’s Ana Paula Project. Based on this increased interest, Newstrike determined to focus its discussions and efforts on exploring the possibility of either a financing or sale transaction and verbally engaged National Bank Financial Inc. and Minvisory Corp. as its financial advisors (collectively, the “Newstrike Advisors”) in connection with a review of its strategic alternatives. The engagement of the Newstrike Advisors was formalized on October 28, 2014. The Newstrike Board also retained Blake, Cassels & Graydon LLP (“Blakes”) as its legal advisor.

The Newstrike Advisors, with the assistance of management and the Newstrike Board, developed a list of qualified potential acquirers and approached parties with respect to a potential transaction involving the sale of the company. A total of 33 parties were contacted, 17 of which entered into confidentiality agreements with Newstrike and were given electronic data room access (which included details of the Ana Paula Report announced in September of 2014) and access to management. Timmins was one of the parties that entered into a confidentiality agreement with Newstrike during this process.

Subsequent to the engagement of the Newstrike Advisors, Newstrike entered into discussions with various parties in connection with possible financing or sale transactions or other alternative transactions including the potential sale of Newstrike, all with a view to completing a transaction that was in the best interest of Newstrike. During this period, the Newstrike Advisors provided the Newstrike Board with regular updates regarding the status of discussions with various interested parties, and indicated that they had begun seeking indicative written proposals from prospective counterparties.

Timmins along with other parties was invited to submit an indicative proposal in November 2014, but Timmins advised the Newstrike Advisors that it was not in a position to submit a proposal at that time. Timmins commenced preliminary due diligence in December 2014, including conducting an initial site visit to the Ana Paula Project.

On December 18, 2014, Timmins announced that it had entered into an agreement to acquire the Caballo Blanco Project from Goldgroup Mining Inc. The acquisition of the Caballo Blanco Project closed on December 23, 2014.

In early January 2015, Newstrike conducted further discussions with various parties, including Timmins, regarding the submission of definitive proposals. At the time Timmins informed the Newstrike Advisors that it was not in a position to submit a definitive proposal. On January 9, Timmins concluded a second site visit to the Ana Paula Project. Throughout January 2015, Timmins, with the assistance of its financial advisor, BMO, and its legal advisors, conducted more comprehensive due diligence investigations of Newstrike, including a review of technical, environmental, legal, tax, accounting and financial items.

On January 17, 2015, the Timmins Board met to, among other things, review the strategic and financial merits of a combination with Newstrike. Mr. George Brack, being a director of both Timmins and Newstrike, declared his interest and did not participate in these or any subsequent discussions regarding Newstrike. The Timmins management team presented their preliminary view of a transaction with Newstrike to the Timmins Board.

On January 25, 2015, the Timmins Board met again to discuss the strategic and financial merits of a combination with Newstrike and authorized management to submit a non-binding letter of intent in respect of a potential combination of Timmins with Newstrike, to be effected by way of a plan of arrangement.

On January 26, 2015, Timmins submitted its initial non-binding letter of intent, which included a limited period of exclusivity for Timmins to complete its due diligence and negotiate definitive agreements with Newstrike. On that same day, the Newstrike Board met with the Newstrike Advisors and Blakes to evaluate the proposal received from Timmins. Following these discussions, Newstrike sent a letter to Timmins indicating that Timmins’ proposal was not sufficient. In addition to the letter, the Newstrike Board directed the Newstrike Advisors to provide Timmins with guidance as to the terms under which the Newstrike Board might be willing to pursue a transaction with Timmins.

Over the next several days Timmins and Newstrike, along with their respective financial and legal advisors, engaged in a number of discussions regarding the high-level terms of a potential transaction.

On January 30, 2015, the Timmins Board met again to discuss the strategic and financial merits of a combination with Newstrike and authorized management to submit a non-binding letter of intent in respect of a potential combination of Timmins with Newstrike, to be effected by way of a plan of arrangement, pursuant to which Timmins would acquire each Newstrike Share for 0.90 of a Timmins Share.

On January 31, 2015, Timmins submitted a revised non-binding letter of intent in respect of a potential combination of Timmins with Newstrike, which reflected the exchange ratio of one Newstrike Share for 0.90 of a Timmins Share and the requirement that Timmins be afforded a limited period of exclusivity.

The Newstrike Board met with its financial advisors and Blakes on January 30, 2015 to discuss overtures received from Timmins’ advisors, and on various occasions on January 31 and February 1, 2015, to evaluate the revised proposal received from Timmins. Following these discussions, the Newstrike Board, in consultation with its financial and legal advisors, determined that based on the value, structure, terms, and conditions of the proposal, and the state of discussions with other parties that had entered into confidentiality agreements, it was in the best interest of Newstrike and the Newstrike Shareholders to negotiate exclusively with Timmins.

On February 1, 2015, Newstrike formed the Newstrike Special Committee to review and to advise the Newstrike Board on a potential transaction with Timmins and consider, assess and examine any strategic alternatives and to ultimately make a recommendation to the Newstrike Board regarding the proposed transaction with Timmins.

On February 1, 2015, Newstrike and Timmins executed a non-binding letter of intent with respect to a proposed combination transaction. The letter of intent provided for an exclusivity period until February 12, 2015. On February 2, 2015, the parties also entered into a confidentiality agreement pursuant to which Timmins agreed to disclose confidential information to Newstrike and granted Newstrike and its representatives access to a data room. During the period of February 1 to February 16, 2015, Newstrike conducted technical, legal and financial due diligence on Timmins, including Newstrike representatives participating in site visits to Timmins’ San Francisco Mine, while Timmins undertook confirmatory due diligence on Newstrike.

On February 7, 2015, Newstrike, on behalf of the Newstrike Special Committee, engaged Cormark as independent financial advisor to the Newstrike Special Committee, to consider the transaction and to provide an opinion to the Newstrike Special Committee as to the fairness, from a financial point of view, of the Arrangement to the Newstrike Shareholders. Cormark’s compensation under the engagement letter does not depend in whole or in part on any conclusion reached by Cormark or on the completion of the Arrangement.

On February 13, 2015, the Newstrike Special Committee met with representatives of Cormark to hear their preliminary analysis of the proposed transaction.

On February 16, 2015, the Newstrike Special Committee reviewed with its legal counsel the terms of a draft Arrangement Agreement and draft form of Voting Agreement and met with Cormark to hear their views regarding the fairness, from a financial point of view, of the Arrangement to the Newstrike Shareholders. At this meeting, Cormark delivered its oral opinion, which was later confirmed in writing, that the Arrangement is fair, from a financial point of view, to the Newstrike Shareholders.

After careful consideration, including a thorough review of the advice and assistance of the financial and legal advisors, the Newstrike Special Committee unanimously resolved: (1) to recommend that the Newstrike Board accept the Newstrike Fairness Opinion; (2) that the Arrangement is fair, from a financial point of view, to the Newstrike Shareholders, and that the Arrangement is in the best interests of Newstrike; (3) that the Newstrike Special Committee should recommend to the Newstrike Board that it recommend to Newstrike Shareholders that they vote in favour of the Arrangement; and (4) to recommend to the Newstrike Board that the Arrangement Agreement be approved.

Following the meeting of the Newstrike Special Committee, the Newstrike Board met to receive the report of the Newstrike Special Committee and to receive advice from its legal advisors. Cormark was also available at this meeting to answer questions from the Newstrike Board. At the meeting, the Newstrike Board resolved unanimously (with one common director of Newstrike and Timmins declaring his interest and abstaining): (1) to approve and accept the report of the Special Committee; (2) to approve and accept the Fairness Opinion; (3) that the Arrangement is fair from a financial point of view to the Newstrike Shareholders and is in the best interest of Newstrike; (4) that the Newstrike Board recommend to the shareholders of Newstrike that they vote in favour of the Arrangement; and (5) to approve and authorize the Arrangement Agreement.

On February 16, 2015, the Timmins Board met and received a report from management regarding confirmatory due diligence, the draft Arrangement Agreement and draft form of Voting Agreement and other related matters. After consultation with its financial and legal advisors and based upon, among other things, receipt of an oral fairness opinion from BMO, which was later confirmed in writing, the Timmins Board unanimously determined (with one common director of Timmins and Newstrike declaring his interest and abstaining) that the proposed transaction is fair to Timmins, approved and authorized the Arrangement Agreement and the Voting Agreements and resolved to recommend that Timmins Shareholders vote in favour of the Timmins Resolution.

On February 16, 2015, Newstrike and Timmins entered into the Arrangement Agreement, Newstrike entered into Voting Agreements with the directors and executive officers of Timmins, Timmins entered into Voting Agreements with the directors, officers and certain shareholders of Newstrike, and a joint press release was disseminated prior to the opening of markets on February 17, 2015.

Connected Transactions

Bridge Facility

As contemplated by the Arrangement Agreement, on March 2, 2015 Newstrike executed a Debenture in the principal amount of up to C$2,000,000, issuable to the Newstrike Major Shareholders in exchange for the Principal Amount being made available to Newstrike in tranches of not less than C$200,000 as required for exploration activities at the Ana Paula Project and for general corporate purposes. Pursuant to the Debenture, Newstrike is obligated to repay the Principal Amount to the Newstrike Major Shareholders on the earlier of: (i) the closing of the Arrangement; and (ii) August 31, 2015.

Newstrike has agreed to cause Aurea Mining to enter into the Pledge Agreement in the event that the Arrangement Agreement is terminated, to pledge certain equity interests of Aurea Mining as general security for the due payment of all moneys payable by Newstrike under the Debenture and the performance of Newstrike’s obligations thereunder. As the executed Pledge Agreement would only be delivered upon a termination of the Arrangement Agreement, if any, the Bridge Facility is, and will remain, unsecured until such time.

Under the terms of the Debenture, Newstrike: (i) issued to the Newstrike Major Shareholders an aggregate of 50,000 common shares on March 13, 2015; and (ii) will issue to the Newstrike Major Shareholders 250 common shares per month for each C$100,000 of the Principal Amount outstanding under the Debenture from time to time up to the Maturity Date.

The Principal Amount outstanding will bear interest at a rate of 5.0% per annum commencing on the Maturity Date or upon the occurrence of an Event of Default (as defined in the Debenture). Interest at such rate shall accrue and be calculated daily and will be payable to the Newstrike Major Shareholders semi-annually.

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the Bridge Facility is considered a “related party transaction” due to the Bridge Facility being extended by, and the Debenture being issued to, the Newstrike Major Shareholders who are “related parties”, as that term is defined by MI 61-101, of Newstrike. However, the Bridge Facility and the issuance of the Debenture are, in and of themselves, exempt from the requirements to obtain a formal valuation or minority shareholder approval as the fair market value of the loan represents less than 25% of Newstrike’s market capitalization.

It is anticipated that the Debenture will be repaid by Timmins upon completion of the Arrangement. If the Arrangement is not completed, Newstrike will need to raise additional equity to repay the Debenture or negotiate revised terms with the Newstrike Major Shareholders.

Recommendation of the Newstrike Special Committee

After careful consideration, including consultation with its legal and independent financial advisors, the Newstrike Special Committee unanimously determined that the consideration to be received by Newstrike Shareholders is fair and the Arrangement is in the best interests of Newstrike and resolved to recommend that the Newstrike Board approve the Arrangement Agreement and that the Newstrike Board recommend to the Newstrike Shareholders that they vote their Newstrike Shares FOR the Arrangement Resolution.

Recommendation of the Newstrike Board

After careful consideration, and following the unanimous recommendation of the Newstrike Special Committee, the Newstrike Board unanimously approved and accepted the report of the Newstrike Special Committee and the Newstrike Fairness Opinion and unanimously determined that the consideration to be received by Newstrike Shareholders is fair and the Arrangement is in the best interests of Newstrike. The Newstrike Board unanimously approved the Arrangement Agreement and recommends that Newstrike Shareholders vote their Newstrike Shares FOR the Arrangement Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Newstrike Board meeting in respect of the Arrangement Resolution and related matters.

Reasons for the Recommendations of the Newstrike Special Committee and the Newstrike Board

In making their respective recommendations, the Newstrike Special Committee and the Newstrike Board consulted with Newstrike’s management, legal, financial and technical advisors and the Newstrike Special Committee and Cormark. Each also reviewed a significant amount of financial and technical information relating to Timmins and Newstrike and considered a number of factors, including those listed below. The following disclosure includes forward-looking information and readers are cautioned that actual results may vary.

In making their respective determinations and recommendations, the Newstrike Special Committee and the Newstrike Board considered and relied upon a number of substantive factors, including, among others:

Premium to Newstrike Shareholders. Based on the closing price of the Timmins Shares on the TSX and the Newstrike Shares on the TSX-V on February 13, 2015, the Arrangement valued the Newstrike Shares at $1.15 per Newstrike Share. This represented a premium of 20.0% to the closing price of the Newstrike Shares on the TSX-V on February 13, 2015. Based on the 20-day volume- weighted average trading price of the Timmins Shares on the TSX, and the Newstrike Shares on the TSX-V through February 13, 2015, the Arrangement valued the Newstrike Shares at a price of $1.20. This represented a premium of 22.4% to the 20-day volume-weighted average trading price of Newstrike Shares on the TSX-V through February 13, 2015.

Substantial Pro-Forma Ownership of Timmins. Following completion of the Arrangement, former Newstrike Shareholders will own approximately 37% of the common shares of the Combined Company, which will provide immediate exposure to gold production and cash flow from the San Francisco Project and attractive growth potential from the Caballo Blanco Project.

Enhanced Ability to Realize Value from Development of the Ana Paula Project. The Combined Company will have a stronger financial position and greater cash resources than Newstrike alone, with greater access to the capital required to construct the Ana Paula Project and to continue exploration activities on Newstrike’s other targets. In addition, the Ana Paula Project will be developed by a Timmins’ proven management team with in-country mine construction and operational expertise and a track record of creating shareholder value. See “Information Relating to the Combined Company – Overview”.

Extensive Strategic Review. The Newstrike Board conducted an extensive review with respect to various strategic alternatives available to Newstrike, including securing financing, advancing the Ana Paula Project to the development phase, the continued exploration of other assets and the sale of a minority interest or change of control of Newstrike. As part of this review, Newstrike entered into confidentiality agreements with 17 parties and evaluated proposals, and ultimately determined that the Arrangement was in the best interests of Newstrike. See “The Arrangement – Background to the Arrangement.”

Increased Capital Markets Presence. The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Newstrike alone. As of December 31, 2014 and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately $325 million. See “Information Relating to the Combined Company – Overview.”

Newstrike Fairness Opinion. The Newstrike Special Committee received the Newstrike Fairness Opinion from Cormark that concluded that, subject to the assumptions, limitations and qualifications set out therein, as at February 16, 2015, the Arrangement is fair, from a financial point of view, to Newstrike Shareholders. See “The Arrangement –Newstrike Fairness Opinion” and Appendix I “Newstrike Fairness Opinion”.

Support of Significant Shareholders. Newstrike’s two largest shareholders and all of the directors and officers of Newstrike have entered into Voting Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Newstrike Shares in favour of the Arrangement Resolution. The Newstrike Locked-Up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 19,226,196 Newstrike Shares and 5,310,000 Newstrike Options, representing 16.47% of the Newstrike Shares on a non-diluted basis, and 19.89% of the Newstrike Shares on a fully-diluted basis, as of the date of the Arrangement Agreement. See “The Arrangement – Voting Agreements”.

Appointment of Newstrike Nominee. Newstrike will appoint a nominee to the Timmins Board as of the Effective Time of closing of the Arrangement.

Other Factors. The Newstrike Special Committee also considered the Arrangement with reference to the financial condition and results of operations of Newstrike, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Newstrike’s financial position.

The Newstrike Special Committee and Newstrike Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Newstrike Special Committee and Newstrike Board believed that, overall, the anticipated benefits of the Arrangement to Newstrike outweighed any risks.

In making their respective determinations and recommendations, the Newstrike Special Committee and the Newstrike Board also observed that a number of procedural safeguards were in place and are present to permit the Newstrike Special Committee and the Newstrike Board to represent the interests of Newstrike, the Newstrike Shareholders, minority Shareholders of Newstrike and Newstrike’s other stakeholders. These procedural safeguards include, among others:

Role of the Newstrike Special Committee. The evaluation and negotiation process was conducted by the Newstrike Special Committee, being members of the Newstrike Board who are independent of management and who have no financial interest in the Arrangement that is different from that of the Newstrike Shareholders. The Newstrike Special Committee met regularly with Newstrike’s advisors and management and retained its own independent financial advisor.

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Newstrike’s ability to solicit interest from third parties, the Arrangement Agreement allows Newstrike to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal (including from a person currently subject to a standstill agreement) at any time prior to the approval of the Arrangement Resolution by the Newstrike Shareholders and after the Newstrike Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Newstrike.

Reasonable Termination Fee. The amount of the Termination Fee, being $5.5 million, is reasonable in the circumstances, the circumstances under which it is payable are reciprocal and should not be an impediment to another party making an Acquisition Proposal to Newstrike.

Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect Newstrike Shareholders:

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61- 101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement; and

the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Newstrike Shareholders.

Dissent Rights. The availability of rights of dissent to registered Newstrike Shareholders with respect to the Arrangement.

The foregoing summary of the information and factors considered by the Newstrike Special Committee and the Newstrike Board is not intended to be exhaustive, but includes the material information and factors considered by the Newstrike Special Committee and the Newstrike Board in their respective consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Newstrike Special Committee’s and the Newstrike Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Newstrike Special Committee and the Newstrike Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Newstrike and were based upon the advice of the financial, technical and legal advisors to Newstrike and the Newstrike Special Committee. In addition, individual members of the Newstrike Special Committee and the Newstrike Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

Newstrike Fairness Opinion

The following is only a summary of the Newstrike Fairness Opinion. The Newstrike Fairness Opinion has been prepared as of February 16, 2015 for the use of the Newstrike Special Committee and for inclusion in this Circular. The Newstrike Fairness Opinion was permitted to be, and was, relied upon by the Newstrike Board. The following summary is qualified in its entirety by the full text of the Newstrike Fairness Opinion. A copy of the Newstrike Fairness Opinion is attached hereto as Appendix I and forms part of this Circular. Shareholders are urged to read the full text of the Newstrike Fairness Opinion and should consider the same in its entirety. The Newstrike Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote in respect of the Arrangement.

Engagement of Cormark

Cormark was engaged by the Newstrike Special Committee pursuant to an engagement letter dated February 7, 2015 (the “Cormark Engagement Letter”) to provide financial advice and assistance to the Newstrike Special Committee in evaluating the Arrangement, including the preparation and delivery to the Newstrike Special Committee of an opinion as to the fairness, from a financial point of view, of the consideration to be paid by Timmins pursuant to the Arrangement. The terms of the Cormark Engagement Letter provide that Cormark is to be paid a fee on delivery of the Newstrike Fairness Opinion (the “Newstrike Fairness Opinion Fee”), and that such fee is not contingent in whole or in part on the success of the Arrangement or on the conclusions reached in the Newstrike Fairness Opinion. Cormark is to be reimbursed for all reasonable out-of-pocket expenses, and is to be indemnified, subject to certain limitations, against certain expenses, losses, claims, damages and liabilities arising out of the Cormark Engagement Letter.

Independence of Cormark

Neither Cormark, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Colombia)) of Timmins, Newstrike, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark has not been engaged to provide any financial advisory services nor has it participated in any underwriting involving Timmins, Newstrike, or any of their associates or affiliates during the 24-month period preceding the date Cormark was first contacted in respect of the Arrangement.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Timmins or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation.

There are no understandings, agreements or commitments between Cormark and Timmins, Newstrike or any other Interested Party with respect to any future financial advisory or investment banking business. Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Timmins, Newstrike or any other Interested Party.

General Assumptions and Limitations

Cormark was not asked to prepare and did not prepare a formal valuation of Newstrike, Timmins or any of their respective securities or assets and the Newstrike Fairness Opinion should not be construed as such. Cormark relied upon, without independent verification or investigation, the assessment by Newstrike and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Newstrike Fairness Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving Newstrike.

Cormark relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by or on behalf of Newstrike and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark assumed that this Information does not omit any material fact or any fact necessary to be stated to make that Information not misleading. The Newstrike Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including the absence of any undisclosed material change, and Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to financial and operating forecasts, projections, estimates and/or budgets provided to Cormark and used in the analyses supporting the Newstrike Fairness Opinion, Cormark has noted that projecting future results of any company is inherently subject to uncertainty. In rendering the Newstrike Fairness Opinion, Cormark expressed no view as to the reasonableness of such forecasts, projections, estimates and/or budgets or the assumptions on which they are based.

In preparing the Newstrike Fairness Opinion, Cormark also assumed that the disclosure provided or incorporated by reference in the Circular and any other documents prepared in connection with the Arrangement are accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement are valid and effective, and that the Circular will be distributed to Timmins shareholders in accordance with applicable laws.

Newstrike Fairness Opinion

Cormark is of the opinion that, as at of February 16, 2015, the Arrangement is fair, from a financial point of view, to the Newstrike Shareholders.

Recommendation of the Timmins Board

After careful consideration, including consultation with its independent legal and financial advisors, the Timmins Board unanimously determined that the Arrangement is fair to Timmins Shareholders and in the best interests of Timmins. The Timmins Board unanimously recommends that Timmins Shareholders vote FOR the Timmins Resolution. Mr. George Brack, a director of each of Timmins and Newstrike, declared his interest and abstained from voting at the Timmins Board meeting in respect of the Timmins Resolution.

Reasons for the Recommendations of the Timmins Board

In making its recommendation, the Timmins Board consulted with Timmins’ management, legal counsel to Timmins and BMO, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making its determinations and recommendations, the Timmins Board considered and relied upon a number of substantive factors, including, among others:

Addition of a High-Quality Growth Project. Newstrike’s Ana Paula Project adds a high-quality growth project to Timmins’ asset portfolio with what Timmins believes to be robust economics and manageable capital requirements. The Ana Paula Project is expected to deliver an attractive rate of return in the current commodity environment. The project has a 32.8% after-tax internal rate of return at US$1,300 per ounce gold based on the Ana Paula Report and significant potential to improve project economics through optimization. See “Information Relating to the Combined Company – Overview”.

Significantly Enhanced Production Profile with Lower Cash Costs. If the Ana Paula Project is put into production at the levels projected in the Ana Paula Report, it would add approximately 116,000 ounces of annual production. If the Ana Paula Project and the Caballo Blanco Project are put into production at the levels projected in the Ana Paula Report and Caballo Blanco Report, Timmins’ average annual gold production would grow to 326,000 ounces, transforming Timmins into an intermediate gold producer with a leading growth profile. Timmins’ future cash costs would decrease significantly if the Ana Paula Project is put into production based on US$486 per ounce cash cost as projected in the Ana Paula Report. See “Information Relating to the Combined Company – Overview”. See “Information Relating to the Combined Company – Overview”.

Increased Measured and Indicated Resources. The Ana Paula Project will increase Timmins’ total measured and indicated gold resources by 75% and average measured and indicated gold resource grade by 34%. See “Information Relating to the Combined Company – Overview”.

Further Asset Diversification. The completion of the Arrangement will diversify Timmins’ portfolio in prolific mining regions in Mexico with long histories of precious metals production.

Leverage of Timmins’ Asset Portfolio. Opportunity to leverage the Timmins’ portfolio in prolific mining regions in Mexico with long histories of precious metals production.

Increased Capital Market Presence. Upon completion of the Arrangement, the Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Timmins presently. As of December 31, 2014, the Combined Company had a pro forma market capitalization of approximately $325 million compared with Timmins’ market capitalization of approximately $205 million.

Extensive Due Diligence. Timmins’ management team, technical services team and third party technical advisors completed a very detailed due diligence review on Newstrike and the Ana Paula Project, which included site visits and a detailed technical review of the Ana Paula Project’s resource estimates and the Ana Paula Report.

Timmins Fairness Opinion. The Timmins Board received the Timmins Fairness Opinion that concluded that, in the opinion of BMO, as of February 16, 2015 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins. See “The Arrangement –Timmins Fairness Opinion” and Appendix J “Timmins Fairness Opinion”.

Other Factors. The Timmins Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Timmins and Newstrike in their respective markets, information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Timmins and Newstrike and the then historical trading prices of the Timmins Shares and the Newstrike Shares.

The Timmins Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Timmins Board believed that, overall, the anticipated benefits of the Arrangement to Timmins outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Timmins Board also observed that a number of procedural safeguards were and are present to permit the Timmins Board to represent effectively the interests of Timmins, minority Timmins Shareholders and Timmins’ other stakeholders, including, among others:

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Timmins’ ability to solicit interest from third parties, the Arrangement Agreement allows Timmins to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the approval of the Timmins Resolution by the Timmins Shareholders and after the Timmins Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition could reasonably be expected to constitute or lead to a Superior Proposal.

Reasonable Termination Fee. The amount of the Termination Fee, being $5.5 million, is reasonable in the circumstances.

The foregoing summary of the information and factors considered by the Timmins Board is not intended to be exhaustive, but includes the material information and factors considered by the Timmins Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Timmins Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Timmins Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Timmins and Newstrike and were based upon the advice of the Timmins Board’s financial advisors and legal counsel to Timmins. In addition, individual members of the Timmins Board may have assigned different weights to different factors.

Timmins Fairness Opinion

Pursuant to an engagement letter dated as of December 15, 2014 (the “BMO Engagement Letter”), BMO provided Timmins with various financial advisory services in connection with the Arrangement including, among other things, the provision of the Timmins Fairness Opinion.

On February 16, 2015, BMO delivered to the Timmins Board its oral opinion, later confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the Timmins Fairness Opinion, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins.

The Timmins Fairness Opinion was provided to the Timmins Board for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose. BMO has not prepared a formal valuation or appraisal of Timmins, Newstrike or any of their securities or assets, and the Timmins Fairness Opinion should not be construed as such.

The terms of the BMO Engagement Letter provide that BMO will receive a fee for rendering the Timmins Fairness Opinion and certain fees for its advisory services, a substantial portion of which is contingent upon the successful completion of the Arrangement. BMO is also to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Timmins has agreed to indemnify BMO, in certain circumstances, against certain liabilities that might arise out of its engagement.

The Timmins Fairness Opinion is given as of its date and BMO disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Timmins Fairness Opinion which may come or be brought to the attention of BMO after the date of its opinion. Without limiting the foregoing, if BMO learns that any of the information it relied on in preparing the Timmins Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO reserves the right to change or withdraw the Timmins Fairness Opinion.

The full text of the Timmins Fairness Opinion which states among other things, the assumptions made, information reviewed and matters considered by BMO in rendering the Timmins Fairness Opinion, as well as the limitations and qualifications that the Timmins Fairness Opinion is subject to, is attached as Appendix J and forms part of this Circular. Shareholders are urged to read the full text of the Timmins Fairness Opinion in its entirety. The summary of the Timmins Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion. The Timmins Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote in respect of the matters to be considered at either the Timmins Meeting or the Newstrike Meeting.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix F to this Circular.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by Newstrike and Timmins). At the Effective Time, the following will be deemed to occur in the following order at five minute intervals following the completion of the previous event without any further authorization, act or formality:

each Newstrike Share (other than any Newstrike Shares held by Timmins and any Newstrike Shares in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Timmins (free and clear of any liens) in exchange for 0.9 of a Timmins Share and C$0.0001;

each Newstrike Share in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Timmins (free and clear of any liens), and each Dissenting Newstrike Shareholder will cease to have any rights as a Newstrike Shareholder other than the right to be paid the fair value of such holder’s Newstrike Shares;

with respect to each Newstrike Share transferred and assigned: (i) the registered holder thereof will cease to be the registered holder of such Newstrike Share and the name of such registered holder will be removed from the register of Newstrike Shareholders as of the Effective Time; (ii) the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Newstrike Share; (iii) Timmins will be the holder of all of the outstanding Newstrike Shares and the register of Newstrike Shareholders will be revised accordingly;

each outstanding Newstrike Option will, without any further action on the part of any holder of Newstrike Options, be exchanged for an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such Newstrike Option immediately prior to the Effective Time, such number of Timmins Shares (rounded down to the nearest whole share) equal to: i) 0.9 multiplied by (ii) the number of Newstrike Shares subject to such Newstrike Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Timmins Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Newstrike Share otherwise purchasable pursuant to such Newstrike Option; divided by (y) 0.9; and

the exchanges and cancellations outlined above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

The maximum number of Timmins Shares issuable pursuant to the Arrangement is 111,092,813 which is equal to approximately 62% of the Timmins Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the Timmins Shares issuable in exchange for Newstrike Shares outstanding at the Effective Time, as well as Timmins Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement. It also assumes that the maximum number of Newstrike Shares issuable to the Newstrike Major Shareholders in connection with the Bridge Facility will be issued. See “Summary – Connected Transactions – Bridge Facility”. Following completion of the Arrangement, former Timmins Shareholders will own approximately 63% of the common shares of the Combined Company and former Newstrike Shareholders will own approximately 37% of the common shares of the Combined Company.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

the Newstrike Shareholder Approval and the Timmins Shareholder Approval must be obtained;

the Court must grant the Final Order approving the Arrangement;

all conditions precedent to the Arrangement further described in the Arrangement Agreement including receipt of necessary regulatory approvals must be satisfied or waived by the appropriate Party; and

if applicable, the Final Order, the Arrangement Records and related documents, in the form prescribed by the BCBCA, must be filed with the registrar of companies appointed pursuant to section 400 of the BCBCA (the “Registrar”).

Newstrike Shareholder Approval

Each of the Newstrike Major Shareholders may be considered an “interested party” and a “related party of an interested party” (as such terms are defined in MI 61-101) to the Arrangement, and accordingly, the votes attached to the Newstrike Shares held by either of the Newstrike Major Shareholders, its directors and senior officers and any affiliate of, or person acting jointly or in concert with, any of the foregoing or any other related party of such Newstrike Major Shareholder within the meaning of MI 61-101 will be excluded in determining minority approval of the Arrangement Resolution.

Accordingly, to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61-101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement.

Timmins Shareholder Approval

Pursuant to the rules of the TSX, the Timmins Resolution requires the approval of a simple majority of the votes cast by Timmins Shareholders present in person or represented by proxy at the Timmins Meeting because the number of Timmins Shares being issued or issuable under the Arrangement exceeds 25% of the number of Timmins Shares which are currently outstanding.

Accordingly, to be effective, the Timmins Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

Voting Agreements

On February 16, 2015, in connection with the Arrangement (i) each of the Newstrike Locked-Up Shareholders entered into a voting agreement with Timmins and (ii) each of the Timmins Locked-Up Shareholders entered into a voting agreement with Newstrike.

The Newstrike Locked-Up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 19,226,196 Newstrike Shares and 5,310,000 Newstrike Options, representing 16.47% of the Newstrike Shares on a non-diluted basis, and 19.89% of the Newstrike Shares on a fully-diluted basis, as of the date of the Arrangement Agreement.

The Timmins Locked-Up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 5,884,200 Timmins Shares and 10,200,000 Timmins Options, representing 3.27% of the Timmins Shares on a non-diluted basis, and 8.34% of the Timmins Shares on a fully-diluted basis, as of the date of the Arrangement Agreement.

Timmins Voting Agreements

Under the Timmins Voting Agreements, each of the Newstrike Locked-Up Shareholders have severally agreed, subject to the terms and conditions of the Timmins Voting Agreements, among other things, to vote in favour of the Arrangement Resolution, all of the Newstrike Shares currently owned or controlled by such Newstrike Locked-Up Shareholder (the “Subject Newstrike Shares” and, such Subject Newstrike Shares, together with any securities exercisable or exchangeable for, or convertible into, Newstrike Shares (including Newstrike Options) beneficially owned, directly or indirectly, or controlled or directed by a Newstrike Locked-Up Shareholder, the “Subject Newstrike Securities”). The following is a summary of the principal terms of the Timmins Voting Agreements.

Except as otherwise noted below or in the Timmins Voting Agreements, each Newstrike Locked-Up Shareholder has covenanted and agreed that it shall:

not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant any option with respect to, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Newstrike Securities, other than the exercise, exchange or conversion of Subject Newstrike Securities in accordance with their terms for Newstrike Shares, which Newstrike Shares will become Subject Newstrike Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement without having first obtained the prior written consent of Timmins, or (B) grant any proxies or powers of attorney with respect to any Subject Newstrike Securities, deposit any Subject Newstrike Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Newstrike Shares, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Newstrike Shareholders or give consents or approvals of any kind with respect to any Subject Newstrike Securities;

vote (or cause to be voted) all the Subject Newstrike Shares at any meeting of any of the securityholders of Newstrike at which the Newstrike Locked-Up Shareholder is entitled to vote, including without limitation the Newstrike Meeting, and in any action by written consent of the securityholders of Newstrike:

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

other than the Arrangement, against any (A) any extraordinary corporate transaction, including any merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Newstrike or any of its subsidiaries; (B) any sale, lease or transfer of any significant part of the assets of Newstrike or any of its subsidiaries; (C) any Acquisition Proposal involving Newstrike or any of its subsidiaries; (D) any material change in the capitalization of Newstrike or any of its subsidiaries or the corporate structure or constating documents of Newstrike or any of its subsidiaries; (E) any action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and (F) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Newstrike under the Arrangement Agreement;

not, without the prior written consent of Timmins, requisition or join in the requisition of any meeting of any of the securityholders of Newstrike for the purpose of considering any resolution;

when any meeting of Newstrike securityholders is held, appear at such meeting or otherwise cause the applicable Subject Newstrike Securities to be counted as present thereat for the purpose of establishing a quorum;

not, directly or indirectly: (A) solicit, initiate, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding) inquiries, submissions of proposals or offers from, or provide information to, any other Person, entity or group relating to any Acquisition Proposal or potential Acquisition Proposal, (B) participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) accept, enter into or endorse, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal;

immediately cease and cause to be terminated any and all solicitations, encouragements, existing discussions and negotiations, if any, with any Person or group or any agent or representative of such Person or group with respect to any Acquisition Proposal or potential Acquisition Proposal;

immediately (and in any event within 48 hours following receipt) notify Timmins of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Newstrike Locked-Up Shareholder becomes aware;

waive any rights of appraisal or rights of dissent that the Newstrike Locked-Up Shareholder may have arising from the transactions contemplated by the Arrangement Agreement;

not make any statements which may reasonably be construed as being against the transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying such transactions or any aspect thereof;

promptly notify Timmins of any acquisitions by the Newstrike Locked-Up Shareholder or any of his, her or its affiliates of any securities of Newstrike after the date hereof;

not to (i) exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation; or (ii) take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement;

not make any public announcement or statement with respect to the transactions contemplated by the Arrangement Agreement or pursuant to the Arrangement Agreement without the prior written approval of Timmins; and

use his or her commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Timmins in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Arrangement and the other transactions contemplated by the Arrangement Agreement.

Each Newstrike Voting Agreement shall be terminated and be of no further force or effect upon the earliest of:

the written agreement of Timmins and the Newstrike Locked-Up Shareholder;

the termination of the Arrangement Agreement in accordance with its terms;

written notice by the Newstrike Locked-Up Shareholder if Timmins, without the prior written consent of the Newstrike Locked-Up Shareholder, decreases the amount of Consideration as set out in the Arrangement Agreement or Timmins, without the prior written consent of the Newstrike Locked-Up Shareholder, otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Newstrike Locked-Up Shareholder; or

the Effective Time.

Newstrike Voting Agreements

Under the Newstrike Voting Agreements, each of the Timmins Locked-Up Shareholders have severally agreed, subject to the terms and conditions of the Newstrike Voting Agreements, among other things, to vote in favour of the Timmins Resolution, all of the Timmins Shares currently owned or controlled by such Timmins Locked-Up Shareholder (the “Subject Timmins Shares” and, such Subject Timmins Shares, together with any securities exercisable or exchangeable for, or convertible into, Timmins Shares (including Timmins Options) beneficially owned, directly or indirectly, or controlled or directed by a Timmins Locked-Up Shareholder, the “Subject Timmins Securities”). The following is a summary of the principal terms of the Timmins Voting Agreements.

Except as otherwise noted below, each Timmins Locked-Up Shareholder has covenanted and agreed that it shall:

not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, grant any option with respect to, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Timmins Securities, other than the exercise, exchange or conversion of Subject Timmins Securities in accordance with their terms for Timmins Shares, which Timmins Shares will become Subject Timmins Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement without having first obtained the prior written consent of Newstrike, or (B) grant any proxies or powers of attorney with respect to any Subject Timmins Securities, deposit any Subject Timmins Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Timmins Shares, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Timmins Shareholders or give consents or approvals of any kind with respect to any Subject Timmins Securities;

vote (or cause to be voted) all the Subject Timmins Shares at any meeting of any of the securityholders of Timmins at which the Timmins Locked-Up Shareholder is entitled to vote, including without limitation the Timmins Meeting, and in any action by written consent of the securityholders of Timmins:

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

other than the Arrangement, against any (A) any extraordinary corporate transaction, including any merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Timmins or any of its subsidiaries; (B) any sale, lease or transfer of any significant part of the assets of Timmins or any of its subsidiaries; (C) any Acquisition Proposal involving Timmins or any of its subsidiaries; (D) any material change in the capitalization of Timmins or any of its subsidiaries or the corporate structure or constating documents of Timmins or any of its subsidiaries; (E) any action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and (F) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Timmins under the Arrangement Agreement;

not, without the prior written consent of Newstrike, requisition or join in the requisition of any meeting of any of the securityholders of Timmins for the purpose of considering any resolution;

when any meeting of Timmins securityholders is held, to appear at such meeting or otherwise cause the applicable Subject Timmins Securities to be counted as present thereat for the purpose of establishing a quorum;

not, directly or indirectly: (A) solicit, initiate, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding) inquiries, submissions of proposals or offers from, or provide information to, any other Person, entity or group relating to any Acquisition Proposal or potential Acquisition Proposal, (B) participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) accept, enter into or endorse, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal;

immediately cease and cause to be terminated any and all solicitations, encouragements, existing discussions and negotiations, if any, with any Person or group or any agent or representative of such Person or group with respect to any Acquisition Proposal or potential Acquisition Proposal;

immediately (and in any event within 48 hours following receipt) notify Newstrike of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Timmins Locked-Up Shareholder becomes aware;

waive any rights of appraisal or rights of dissent that the Timmins Locked-Up Shareholder may have arising from the transactions contemplated by the Arrangement Agreement;

not make any statements which may reasonably be construed as being against the transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying such transactions or any aspect thereof;

promptly notify Newstrike of any acquisitions by the Timmins Locked-Up Shareholder or any of his, her or its affiliates of any securities of Timmins, if any, after the date hereof;

not (i) exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation; or (ii) take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement;

not make any public announcement or statement with respect to the transactions contemplated by the Arrangement Agreement or pursuant to the Arrangement Agreement without the prior written approval of Newstrike; and

use his or her commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Newstrike in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Arrangement and the other transactions contemplated by the Arrangement Agreement.

Each Timmins Voting Agreement shall be terminated and be of no further force or effect upon the earliest of:

the written agreement of Newstrike and the Timmins Locked-Up Shareholder;

the termination of the Arrangement Agreement in accordance with its terms; or

the Effective Time.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Newstrike obtained the Interim Order providing for the calling and holding of the Newstrike Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix H. A copy of the Petition in connection with the Final Order is attached hereto as Appendix G.

Subject to the approval of the Arrangement Resolution by Newstrike Shareholders at the Newstrike Meeting and the approval of the Timmins Resolution by Timmins Shareholders at the Timmins Meeting, the hearing in respect of the Final Order is expected to take place on or about May 1, 2015 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Newstrike Shareholder or other person who wishes to participate, to appear, to be represented, and/or to present evidence or arguments at the hearing, must serve and file a response to petition (a “Response”) as set out in the Interim Order appended hereto as Appendix H and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Timmins Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Newstrike’s and Timmins’ objective is to have the Effective Date occur as soon as possible after the Newstrike Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Newstrike or Timmins may determine not to complete the Arrangement without prior notice to or action on the part of Newstrike Shareholders or Timmins Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Treatment of Newstrike Options

Under the Arrangement, each outstanding Newstrike Option will, without any further action on the part of any holder of Newstrike Options, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Newstrike Option immediately prior to the Effective Time, such number of Timmins Shares (rounded down to the nearest whole share) equal to: (i) 0.9 multiplied by (ii) the number of Newstrike Shares subject to such Newstrike Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Timmins Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Newstrike Share otherwise purchasable pursuant to such Newstrike Option; divided by (y) 0.9.

Stock Exchange Listing and Reporting Issuer Status

The Timmins Shares currently trade on the TSX under the symbol “TMM” and on the NYSE MKT under “TGD”. Timmins has applied to the TSX and the NYSE MKT to list the Timmins Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that Timmins will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE MKT, subject to notice of issuance. See “Regulatory Matters – Stock Exchange Approvals”. Following completion of the Arrangement, it is expected that the Newstrike Shares will be de-listed from the TSX-V and Newstrike will make an application to cease to be a reporting issuer under applicable Securities Laws.

Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered holder of Newstrike Shares on the Record Date. Each registered Newstrike Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Newstrike Share certificate(s), in order to receive the Timmins Shares and cash to which such Newstrike Shareholder is entitled under the Arrangement. It is recommended that Newstrike Shareholders complete, sign and return the Letter of Transmittal with accompanying Newstrike Share certificate(s) to the Depositary as soon as possible. All deposits of Newstrike Shares made under a Letter of Transmittal are irrevocable. In the event the Arrangement is not consummated the Depositary will promptly return any Newstrike Share certificates that have been deposited.

The Letter of Transmittal is available on Newstrike’s website at www.newstrikecapital.com and on SEDAR at www.sedar.com.

See “The Arrangement – Exchange Procedure”.

Any use of the mail to transmit a certificate (if applicable) for Newstrike Shares and a related Letter of Transmittal is at the risk of the Newstrike Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not Newstrike Shareholders forward the certificate(s) (if applicable) representing their Newstrike Shares, upon completion of the Arrangement on the Effective Date, Newstrike Shareholders will cease to be Newstrike Shareholders as of the Effective Date and will only be entitled to receive that number of Timmins Shares to which they are entitled under the Arrangement or, in the case of Newstrike Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Newstrike Shares in accordance with the dissent procedures. See “Rights of Dissenting Newstrike Shareholders”.

The instructions for exchanging certificate(s) (if applicable) representing Newstrike Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates. See “The Arrangement – Exchange Procedure”.

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, Timmins will deliver or arrange to be delivered to the Depositary the Timmins Shares and cash required to be issued to the Newstrike Shareholders in accordance with section 3.1(a) of the Plan of Arrangement, which Timmins Shares and cash will be held by the Depositary as agent and nominee for such former Newstrike Shareholders for distribution to such former Newstrike Shareholders in accordance with the provisions of Article 5 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a certificate (if applicable) which immediately prior to the Effective Time represented outstanding Newstrike Shares that were transferred pursuant to section 3.1(a) of the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Newstrike Shareholder represented by such surrendered certificate (if applicable) will be entitled to receive in exchange therefor, and the Depositary will deliver to such Newstrike Shareholder, the Timmins Shares and cash which such Newstrike Shareholder has the right to receive under the Arrangement for such Newstrike Shares and any certificate (if applicable) so surrendered will be cancelled.

Any exchange or transfer of Newstrike Shares pursuant to the Plan of Arrangement will be free and clear of any liens or other claims of third parties of any kind.

Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Newstrike Shareholder under the Arrangement would include a fraction of a cent, the consideration payable will be rounded down to the nearest whole cent.

Treatment of Fractional Shares

No fractional Timmins Shares will be issued to Newstrike Shareholders. Where the aggregate number of Timmins Shares to be issued to a Newstrike Shareholder as consideration under the Arrangement would result in a fraction of a Timmins Share being issuable, the number of Timmins Shares to be received by such Newstrike Shareholder shall be rounded down to the nearest whole Timmins Share in the event a Newstrike Shareholder is entitled to a fractional share representing 0.5 or less of a Timmins Share and shall be rounded up to the nearest whole Timmins Share in the event a Newstrike Shareholder is entitled to a fractional share representing more than 0.5 of a Timmins Share.

Return of Newstrike Shares

If the Arrangement is not completed, any deposited Newstrike Shares will be returned to the depositing Newstrike Shareholder at Newstrike’s expense upon written notice to the Depositary from Newstrike, by returning the deposited Newstrike Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Newstrike Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Newstrike’s transfer agent.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Newstrike Shares that were transferred pursuant to section 3.1 of the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration that such holder is entitled to receive in accordance with Section 3.1 of the Plan of Arrangement. When authorizing such delivery of the consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to Timmins and the Depositary in such amount as Timmins and the Depositary may direct, or otherwise indemnify Timmins and the Depositary in a manner satisfactory to Timmins and the Depositary, against any claim that may be made against Timmins or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Newstrike.

Cancellation of Rights

Until surrendered, each certificate that immediately prior to the Effective Time represented Newstrike Shares will be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in section 5.1 of the Plan of Arrangement. Any such certificate formerly representing Newstrike Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Newstrike Shares of any kind or nature against or in Newstrike or Timmins. On such date, all Timmins Shares to which such former holder was entitled will be deemed to have been surrendered and forfeited to Timmins or Newstrike, as applicable.

Withholding Rights

Timmins, Newstrike or the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former securityholders of Newstrike, such amounts as Timmins, Newstrike or the Depositary may be required to deduct and withhold therefrom any provision of any applicable law in respect of Taxes (a “Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid.

Right to Dissent

Under the Interim Order, registered holders of Newstrike Shares are entitled to Dissent Rights but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. See “Rights of Dissenting Newstrike Shareholders”.

Timmins Shareholders are not entitled to Dissent Rights in respect of the Arrangement.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Newstrike Board and the Timmins Board with respect to the Arrangement, Newstrike Shareholders and Timmins Shareholders should be aware that certain members of the Newstrike Board and the Timmins Board and of Newstrike’s and Timmins’ management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. The Newstrike Board and the Timmins Board are aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Recommendations of the Newstrike Special Committee and the Newstrike Board” and “The Arrangement – Reasons for the Recommendations of the Timmins Board”.

Share Ownership

Newstrike

As of the date of this Circular, Timmins does not own, directly or indirectly, or exercise control or direction over, any Newstrike Shares. Timmins has not purchased or sold any securities of Newstrike during the 12 months preceding the announcement of the Arrangement Agreement.

As of February 16, 2015, the directors and officers of Newstrike and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,836,296 Newstrike Shares and 5,310,000 Newstrike Options, representing approximately 2.43% of the outstanding Newstrike Shares on a non-diluted basis, and 6.61% of the Newstrike Shares on a fully-diluted basis. All of the Newstrike Shares held by the directors and officers of Newstrike will be treated in the same fashion under the Arrangement as Newstrike Shares held by every other Newstrike Shareholder. The Newstrike Options will be affected by the Arrangement as described under the heading “– Treatment of Newstrike Options” above.

The following table sets out the Newstrike Shares and Newstrike Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of Newstrike, or their respective associates or affiliates, as of the date of this Circular:

		Securities of Newstrike Beneficially Owned, Directly or
		Indirectly, or over which Control
		or Direction is Exercised(1)

		Newstrike	% Newstrike Shares	Newstrike
Name	Position with Newstrike	Shares	Outstanding(2)	Options
Ashish Abhvankar	Vice President Finance	5,363	*	180,000

Mark Backens(3)	Director	Nil	-	350,000

Thomas Bagan(3)	Vice President of Project Development	Nil	-	350,000

George Brack(3)(4)	Director	500,000	0.43%	200,000

Gillian Kearvell(3)	Vice President Exploration	199,400	0.17%	950,000

Salvador Miranda(3)	Chief Financial Officer	112,909	0.10%	310,000

Kevin Rathbun(3)	Director	358,318	0.31%	410,000

Ken Thorsen(3)	Director	211,818	0.18%	425,000

Richard O'C. Whittall(3)	President and Chief Executive Officer and Director	1,415,988	1.21%	900,000

Robert K. Withers(3)	Director	32,500	0.03%	625,000

Wojtek Wodzicki(3)	Director	Nil	-	610,000
________________
Notes:
(1)

The information as to securities of Newstrike beneficially owned or over which control or direction is exercised, not being within the knowledge of Newstrike, has been furnished by the respective directors and officers.

(2)

“*” indicates that the number of Newstrike Shares indicated in the column represents less than 0.01% of the issued and outstanding Newstrike Shares. As of the Record Date, 116,781,458 Newstrike Shares were issued and outstanding.

(3)	Indicates that the individual has signed a Timmins Voting Agreement.
(4)	George Brack owns, directly or indirectly, or exercises control over 200,000 Timmins Options.

Timmins

As of the date of this Circular, Newstrike does not own, directly or indirectly, or exercise control or direction over, any Timmins Shares. Newstrike has not purchased or sold any securities of Timmins during the 12 months preceding the announcement of the Arrangement Agreement.

As of February 16, 2015, the directors and officers of Timmins and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,063,200 Timmins Shares and an aggregate of 11,625,000 Timmins Options, representing approximately 3.37% of the outstanding Timmins Shares on a non-diluted basis and 9.18% of the outstanding Timmins Shares on a fully-diluted basis.

The following table sets out the Timmins Shares and Timmins Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of Timmins, or their respective associates or affiliates, as of the date of this Circular:

		Securities of Timmins Beneficially Owned,
		Directly or Indirectly, or over which Control or
		Direction is Exercised(1)
		Timmins	% Timmins Shares	Timmins
Name	Position with Timmins	Shares	Outstanding(2)	Options
Miguel Bonilla(3)	Vice President Finance	38,000	0.02%	900,000
Arturo Bonillas(3)	President	2,619,200	1.45%	3,000,000
George Brack(3)(4)	Director	Nil	-	200,000
Bruce Bragagnolo(3)	Chief Executive Officer and Director	2,628,000	1.46%	3,000,000
Bryan A. Coates(3)	Director	20,000	0.01%	200,000
Anthony Hawkshaw(3)	Director	140,000	0.07%	200,000
Leslie L. Kapusianyk	Corporate Secretary	34,000	0.02%	450,000
Stephen Lang(3)	Director	Nil	-	200,000
Luc Lessard(3)	Director	Nil	-	200,000
Darren Prins(3)	Chief Financial Officer	3,500	*	600,000
Paula Rogers(3)	Director	12,500	*	525,000
Taj Singh(3)	Vice President Business Development	Nil	-	300,000
Miguel Soto	Vice President, Exploration	145,000	-	975,000
Alex Peter Tsakumis(3)	Vice President Corporate Development	408,000	0.23%	550,000
Jose Alberto Vizquerra Benavides(3)	Director	15,000	*	325,000
______________________
Notes:
(1)

The information as to securities of Timmins beneficially owned or over which control or direction is exercised, not being within the knowledge of Timmins, has been furnished by the respective directors and officers.

(2)

“*” indicates that the number of Timmins Shares indicated in the column represents less than 0.01% of the issued and outstanding Timmins Shares. As at the Record Date, 179,877,379 Timmins Shares were issued and outstanding.

(3)	Indicates that the individual has signed a Newstrike Voting Agreement.
(4)	George Brack owns, directly or indirectly, or exercises control over 500,000 Newstrike Shares and 200,000 Newstrike Options.

Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and officers of the Combined Company and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2.13% of the Timmins Shares which are expected to be outstanding upon completion of the Arrangement. See “Information Relating to the Combined Company – Directors and Executive Officers of Timmins Upon Completion of the Arrangement”.

The directors and officers of Newstrike entered into the Newstrike Voting Agreements pursuant to which they agreed to vote their Newstrike Shares in favour of the Arrangement Resolution. The directors and executive officers of Timmins entered into the Timmins Voting Agreements pursuant to which they agreed to vote their Timmins Shares in favour of the Timmins Resolution. See “The Arrangement – Voting Agreements”.

Termination and Change of Control Benefits

Newstrike has entered into certain consulting or employment contracts with the individuals listed below that grant certain benefits upon the employee or consultant, as applicable, upon the occurrence of a “change of control” (as defined below) which will occur upon the completion of the Arrangement:

Name of Employee or Consultant	Change of Control Benefit
Richard Whittall	12 months of salary equivalent to C$240,000
Gillian Kearvell	12 months of salary equivalent to C$198,000
InterAmerica Consulting & Development Inc. (Salvador Miranda)	12 months of salary equivalent to C$126,000
Thomas Bagan	12 months of salary equivalent to USD$225,000
Ashish Abhyankar	12 months of salary equivalent to C$84,000

A “change of control” in the respective employment or consultant agreements means the occurrence of any of the following events:

a)	any person or entity acquiring fifty percent (50%) or more of the issued and outstanding shares of Newstrike;

b)	any person or entity acquiring all or substantially all of the assets of Newstrike; or
c)	Newstrike hires and/or appoints an individual or individual(s) with the same title or position as the employee or contractor.

Insurance and Indemnification of Directors and Officers

The Arrangement Agreement provides that Newstrike will, prior to the Effective Time, obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of Newstrike’s existing directors’ and officers’ insurance policies and Newstrike’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. Such insurance shall be in an amount and scope at least as favourable as the D&O Insurance.

In no event shall Newstrike pay aggregate premiums for such “tail” insurance policies in excess of 250% of the aggregate annual premium for directors’ and officers’ liability policies currently maintained by Newstrike. If the aggregate premiums payable for such “tail” insurance policies exceed such amount, Newstrike shall obtain “tail” insurance policies with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

Pursuant to the Arrangement Agreement, Timmins agreed that it will cause Newstrike to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Newstrike and its subsidiaries, and acknowledges that such rights, as disclosed, will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Interested Officers and Directors

Mr. George Brack is a director of both Newstrike and Timmins and declared his interest to the boards of directors of each of Newstrike and Timmins at the start of discussions regarding a possible transaction between the two companies. Mr. George Brack recused himself from any negotiations and abstained from voting on any resolutions of either the Newstrike Board or the Timmins Board in connection with the transaction generally and the Arrangement specifically.

Intention of Newstrike Directors, Newstrike Officers and Newstrike Major Shareholders

All of the Newstrike directors and officers, who beneficially owned or exercised control or direction over in the aggregate 2,771,396 Newstrike Shares and 5,310,000 Newstrike Options, representing 2.37% of the outstanding Newstrike Shares on a non-diluted basis, and 6.55% of the outstanding Newstrike Shares on a fully-diluted basis, as of the date of the Arrangement Agreement, have each entered into Newstrike Lock-Up Agreements with Timmins pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Newstrike Shares in favour of the Arrangement Resolution.

In addition, the Newstrike Major Shareholders, who beneficially owned or exercised control or direction over in the aggregate 16,454,800 Newstrike Shares and no Newstrike Options representing approximately 14.10% of the Newstrike Shares on a non-diluted basis, or 13.34% of the outstanding Newstrike Shares on a fully-diluted basis, as of the date of the Arrangement Agreement, have each entered into Newstrike Lock-Up Agreements with Timmins pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Newstrike Shares in favour of the Arrangement Resolution.

Intention of Timmins Directors and Timmins Officers

All of the Timmins directors and executive officers (which excludes those officers who are not “executive officers”), who beneficially owned or exercised control or direction over in the aggregate 5,884,200 Timmins Shares and 10,200,000 Timmins Options, representing 3.27% of the outstanding Timmins Shares on a non-diluted basis, and 8.34% of the outstanding Timmins Shares on a fully-diluted basis, as of the date of the Arrangement Agreement, have each entered into Timmins Voting Agreements with Newstrike pursuant to which they have agreed, subject to the terms and conditions thereof, to vote their Timmins Shares in favour of the Timmins Resolution.

Depositary

Newstrike and Timmins have retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates (if applicable) representing Newstrike Shares and for the delivery of the Timmins Shares in exchange for the Newstrike Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Expenses of the Arrangement

Newstrike and Timmins have agreed in the Arrangement Agreement that each party will pay all fees, costs and expenses incurred by such party with respect to the Arrangement. The estimated costs to be incurred by each of Newstrike and Timmins with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately $3.7 and $1.6 million, respectively.

INFORMATION RELATING TO THE COMBINED COMPANY

The following section of this Circular contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See “Joint Management Information Circular – Forward-Looking Statements”.

Overview

The Combined Company will be a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. The Combined Company, through Timmins as the parent company, will operate both of the businesses of Timmins and Newstrike. Timmins’ existing policies and procedures, including those related to executive compensation and corporate governance, are not expected to change as a result of the completion of the Arrangement. For more information relating to the business of Timmins, see “Appendix B – Information Relating to Timmins” and the documents incorporated by reference herein. For more information relating to the business of Newstrike, see “Appendix A – Information Relating to Newstike”.

Organizational Chart

The chart below illustrates the corporate structure of the Combined Company immediately following the completion of the Arrangement.

Other than a second nominal shareholder in each of the Mexican subsidiaries who holds the shares in trust for the benefit of Timmins in order to comply with Mexican law, all subsidiaries are wholly-owned.

Following the completion of the Arrangement, Timmins intends to undertake certain additional transactions among the Combined Company’s subsidiaries. See “Certain United States Federal Income Tax Considerations – U.S. Holders – Reorganization Treatment”.

Balanced Portfolio of Assets

The Combined Company’s assets will include the producing San Francisco Project, and two development assets, the Ana Paula Project and the Caballo Blanco Project.

Enhanced Potential Production Growth and Cash Cost Profile

If both the Ana Paula Project and the Caballo Blanco Project are put into production at the levels estimated in the Ana Paula Report and the Caballo Blanco Report, the life of mine annual average gold production of Timmins would grow approximately 175%, reaching approximately 326,000 ounces of gold. Based on the estimates set out in the Ana Paula Report and Caballo Blanco Report, all-in-sustaining cash costs per ounce would be reduced by approximately 21% to less than US$780 per ounce of gold. Readers are reminded that the Ana Paula Report and the Caballo Blanco Report are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Ana Paula Report or the Caballo Blanco Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Manageable Capital Requirements

Timmins believes that the post-closing capital requirements will be manageable, initially supported by cash flow from the San Francisco Project and as a result of the ability to efficiently sequence the development of both the Ana Paula Project and the Caballo Blanco Project.

Increased Measured and Indicated Resources

The Ana Paula Project is expected to increase Timmins’ total measured and indicated gold resources by 75% and average measured and indicated gold resource grade by 34%.

A summary of the mineral resource estimates for the San Francisco Project, the Caballo Blanco Project and the Ana Paula Project is presented in the table below.

Mineral Resource Estimate for the Properties of the Combined Company(1)

Pit Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Gold Ounces
San Francisco Mine (San Francisco Project)**	0.17	Measured	50,351	968,000
		Indicated	26,093	496,000
		Total Measured & Indicated	76,444	1,464,000
		Inferred*	95,830	1,431,000
La Chicharra Deposit (San Francisco Project)**	0.15	Measured	13,427	221,000
		Indicated	11,847	183,000
		Total Measured & Indicated	25,274	404,000
		Inferred*	26,347	351,000
Caballo Blanco Project	0.20	Measured***	-	-
		Indicated	28,900	575,000
		Total Measured & Indicated	24,000	575,000
		Total Inferred	24,000	419,000
Ana Paula Project	0.46	Measured	22,767	1,177,000
		Indicated	18,243	682,000
		Total Measured & Indicated	41,010	1,859,000
		Inferred	1,904	68,000
Total Resources	-	Measured	86,545	2,366,000
		Indicated	85,083	1,936,000
		Total Measured & Indicated	166,728	4,302,000
		Total Inferred*	148,081	2,269,000

*Inferred resources include material outside of the pit limits.
** Figures are inclusive of Mineral Reserves.
*** The drill hole density is not sufficient to establish any blocks in the measured category and all blocks are considered either indicated or inferred.

(1)For a full description of the assumptions, parameters, methods, data verification procedures, effective date, risks and other factors associated with the resource estimates in the table above, please refer to “Appendix A – Information Related to Newstrike” in the case of the Ana Paula Project, and Timmins’ Annual Information Form dated March 23, 2015 in the case of the Caballo Blanco Project and the San Francisco Project.

Improved Capital Markets Presence

The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float. Based on the closing price of the Timmins Shares on the TSX on December 31, 2014, the Combined Company had a pro forma market capitalization of approximately $325 million.

Experienced Leadership

The Combined Company will operate under the Timmins name, and Timmins’ CEO, Bruce Bragagnolo, will lead the Combined Company, while drawing upon the extensive strategic, operating and financial experience of both Timmins and Newstrike. The principal executive office and headquarters of the Combined Company will be in Vancouver, British Columbia.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information of Timmins has been derived from the unaudited pro forma consolidated financial statements of Timmins after giving effect to the Arrangement as at and for the year ended December 31, 2014, included in Appendix C to this Circular. The unaudited pro forma consolidated financial statements of Timmins have been compiled from underlying financial statements of Timmins and Newstrike prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Timmins, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma consolidated financial information together with (i) the audited consolidated annual financial statements of Newstrike for the years ended July 31, 2014 and July 31, 2013; (ii) the unaudited condensed consolidated interim financial statements of Newstrike for the three months ended October 31, 2014 and October 31, 2013 and (iii) the audited consolidated annual financial statements of Timmins for the years ended December 31, 2014 and December 31, 2013.

See the unaudited pro forma consolidated financial statements of Timmins following completion of the Arrangement set forth in Appendix C to this Circular.

As at December 31,
2014(1)
(US$’000s)
Statement of Financial Position:

Cash and cash equivalents	30,093
Total current assets	93,076
Total assets	420,844

Total current liabilities	42,783
Total liabilities	105,980

Total equity	314,865
Total liabilities and equity	420,844

(1) Totals may not sum due to rounding.

Year ended
December 31,
2014(1)
(US$’000s)
Statement of Income:

Metal revenues	154,068
Cost of sales (including depreciation and depletion)	116,090
Earnings from mine operations	37,978

Write-off of exploration and evaluation properties	1,808

Corporate and administrative expenses	16,063

Earnings (loss) from operations	20,107

Other expense	1,826
Total tax expense	13,663

Earnings (loss) and total comprehensive income for the year	4,619

(1) Totals may not sum due to rounding.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Timmins as at December 31, 2014 after giving effect to the Arrangement and Bridge Facility. For detailed information on the capitalization of Newstrike as at October 31, 2014 and Timmins as at December 31, 2014, see Newstrike’s unaudited interim consolidated financial statements for the three month period ended October 31, 2014 and Timmins’ consolidated annual audited financial statements for year ended December 31, 2014. See also the unaudited pro forma consolidated financial statements of Timmins following completion of the Arrangement set forth in Appendix C to this Circular.

		Combined Company as at
		December 31, 2014 (after giving
	Timmins as at	effect to the Arrangement and
	December 31, 2014	Bridge Facility)
Description	(US$’000s)(1)	(US$’000s)(1)(2)
Cash and cash equivalents	26,952	24,017
Newstrike Cash Balance	-	3,150	(3)
Bridge Facility	-	(1,616	)(4)
Loan Conversion to USD	-	(112)
Arrangement Transaction Costs	-	(4,348)
Arrangement	-	(9)
Loan facility	11,070	10,223
Loan Conversion to USD	-	(847)

Share equity	213,777	315,754
Bridge Facility	-	42	(5)
Loan Conversion to USD	-	847
Arrangement	-	101,088

Total capitalization:	251,799	349,994

(1) Totals may not sum due to rounding.

(2) Totals disclosed under this column may not reflect the corresponding line items in the Unaudited Pro Forma Consolidated Financial Statements of Timmins, as disclosed in Appendix C to this Circular, and as summarized in the table titled “Statement of Financial Position” under the headings “Summary – Summary Unaudited Pro Forma Consolidated Financial Information” and “Information Relating to the Combined Company – Selected Unaudited Pro Forma Consolidated Financial Information” above. Totals in this column give effect to events that occurred subsequent to October 31, 2014, in the case of Newstrike, and December 31, 2014, in the case of Timmins.

(3) Newstrike Cash Balance as at October 31, 2014.

(4) Assumes the Bridge Facility is fully drawn as of the date of the Arrangement. Converted Canadian dollars to U.S. dollars using the closing rate on February 17, 2015. See “Summary – Connected Transactions – Bridge Facility”.

(5) Gives effect to the issuance of 50,000 Newstrike Shares issued to the Newstrike Major Shareholders on March 13, 2015, pursuant to the terms of the Debenture. Does not give effect to any additional Newstrike Shares issued monthly based on the outstanding Principal Amount under the Debenture. See “Summary – Connected Transactions – Bridge Facility”.

Principal Holders of Shares

Upon completion of the Arrangement, to the knowledge of Timmins and Newstrike, no person will beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the outstanding common shares of the Combined Company.

Description of Share Capital

The share capital of Timmins will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Timmins Shares and Replacement Options contemplated by the Arrangement.

Timmins is currently authorized to issue an unlimited number of Timmins Shares. As of the date of the Arrangement Agreement, 179,877,379 Timmins Shares were issued an outstanding. The holders of Timmins Shares are entitled to receive notice of and to attend and vote at all meetings of the Timmins Shareholders and each Timmins Shares confers the right to one vote in person or by proxy at all meetings of the Timmins Shareholders. The holders of the Timmins Shares are entitled to receive such dividends in any financial year as the Timmins Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Timmins, whether voluntary or involuntary, the holders of the Timmins Shares are entitled to receive the remaining property and assets of Timmins.

Timmins is also authorized to issue an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2014 and none of which are currently issued and outstanding.

In addition, as of the date of the Arrangement Agreement, 12,900,000 Timmins Shares are issuable on the exercise of Timmins Options. Pursuant to the Arrangement, Timmins is required to issue one Replacement Option for each Newstrike Option outstanding as of the Effective Time. As of the date of the Arrangement Agreement, 5,962,500 Timmins Shares would be issuable on the exercise of the Replacement Options. On completion of the Arrangement, the Combined Company will continue to issue options pursuant to the existing Timmins stock option plan. See “Appendix B – Information Relating to Timmins – Particulars of the Plan”.

Dividends

The payment of dividends on the Timmins Shares following completion of the Arrangement will be at the discretion of the board of the Combined Company. Timmins has never declared or paid any cash dividends on the Timmins Shares and does not intend to pay any cash dividends on completion of the Arrangement, as it is anticipated that it will retain any future earnings for use in the development of the Combined Company’s business and for general corporate purposes.

Auditors of the Combined Company

Deloitte LLP, the current auditors of Timmins, will be the auditors of the Combined Company following completion of the Arrangement.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY

Board of Directors

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of nine directors, one of whom will be a nominee of Newstrike and eight of whom will be incumbent directors of Timmins. Eight of the initial directors of the Combined Company will be independent.

The directors of the Combined Company will hold office until the next annual general meeting of Shareholders of the Combined Company or until their respective successors have been duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles of Timmins or within the provisions of the BCBCA.

The following table sets forth certain information regarding the individuals who will serve as directors of the Combined Company, including their place of residence, age, status as independent or non-independent, anticipated board committee memberships, the period of time for which each director has served as a director of Timmins or Newstrike, as applicable, each director’s principal occupation, business or employment for the past five years, and the number of Timmins Shares and/or Newstrike Shares beneficially owned by each director, directly or indirectly, or over which each director exercises control or direction, and the number of Timmins Options and Newstrike Options held by, or credited to, each director, in each case, as of the date of the Arrangement Agreement.

George Brack	Principal Occupation: Corporate Director
MBA, CFA, B.A.Sc., Geological Engineering
Age: 53 Vancouver, British Columbia Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Brack has spent 29 years in the mining industry and in mining-focused investment banking. From 2000 to 2009 he was a mining- focused investment banker, serving successively as President and CEO of Macquarie North America and Managing Director, Industry Head Mining with Scotia Capital Inc. As an investment banker he advised clients on the sale of public companies and projects involving five gold mining assets in Mexico. From 1995 to 1999 he was Vice President, Corporate Development for one of Canada’s largest gold miners, Placer Dome Inc. He served as chair of the special committee of the Boards of both Red Back Mining Inc. in 2010 and Aurizon Mines Ltd. in 2013 when they were acquired for $7.2 billion and $796 million, respectively. He currently also serves on the boards of Silver Wheaton Corp. (TSX), Capstone Mining Corp. (TSX), Alexco Resource Corp. (TSX) and Geologix Explorations Inc. (TSX).

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Compensation Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000
Newstrike Securities Held
Common Shares	Options
500,000	200,000
Bruce Bragagnolo	Principal Occupation: Chief Executive Officer of Timmins
LLB
Age: 57 Vancouver, British Columbia Canada Timmins Director since March 17, 2005 Non-Independent

Biography: Mr. Bragagnolo is the Chief Executive Officer and co-founder of Timmins. As Chief Executive Officer he oversees the strategic vision, administration and finance of Timmins. He has over 27 years of experience in the natural resource sector both as a lawyer and a director. Mr. Bragagnolo has been responsible for structuring and raising over 100 million dollars in equity and debt for Timmins and overseeing the growth of Timmins as it transitioned from junior developer to gold producer. As Chief Executive Officer he has guided Timmins to industry leading financial metrics. He does not serve on the board of any other public company.

Combined Company Board/Committee Membership
Board of Directors
Timmins Securities Held
Common Shares	Options
2,628,000	3,000,000

Bryan A. Coates	Principal Occupation: President of Osisko Gold Royalties Ltd.
B.Com (Honours), CPA, CA
Age: 57 Saint-Lambert, Quebec Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Coates has spent 30 years in the mining industry. He was most recently the Vice President Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired in June of 2014 for $3.9 billion. Osisko developed and operated the Canadian Malartic gold mine, the largest such mine in Quebec, and also conducted exploration work in Mexico. Prior to Osisko, Mr. Coates served as Vice President of Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. and has previously sat on the board of directors of various mining companies. He currently serves on the board of directors of Golden Queen Mining Company (TSX) and Niogold Mining Corporation (TSX-V).

Combined Company Board/Committee Membership
Board of Directors (Chair)
Compensation
Timmins Securities Held
Common Shares	Options
20,000	200,000
Anthony Hawkshaw	Principal Occupation: Corporate Director
BA
Age: 62 Vancouver, British Columbia Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Hawkshaw has more than 35 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawskshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chairman of the audit committee of Caza Gold Corp. He currently serves on the board of directors of Regulus Resources Inc. (TSX-V).

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Audit Committee
Timmins Securities Held
Common Shares	Options
140,000	200,000
Stephen Lang	Principal Occupation: Corporate Director
M.Sc. M.Eng, Mining Engineering
Age: 58 Columbia, Missouri USA Timmins Director since July 31, 2014 Independent

Biography: Mr. Lang has over 32 years of experience in the mining industry. He served as President and CEO of Centerra Gold Inc. from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. He also serves on the board of directors of Centerra Gold Inc. (TSX), Allied Nevada Gold Corp. (TSX; NYSE-MKT) and International Tower Hill Mines Ltd. (TSX; NYSE-MKT).

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000

Luc Lessard B.A.Sc., P.Eng.	Principal Occupation: President of Osisko Mining Group Inc. and President and CEO of Falco Resources Ltd.
Age: 51 Montreal, Quebec Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Lessard has spent more than 25 years in the mining industry. Mr. Lessard was Senior Vice President and Chief Operating Officer of Osisko Mining Corporation from 2011 until it was acquired in June, 2014 for $3.9 billion. He was Osisko’s Vice-President, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as Vice-President Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname. He also serves on the board of directors of Nighthawk Gold Corp. (TSX-V) and Falco Resources Ltd. (TSX-V)

Combined Company Board/Committee Membership
Board of Directors
Audit Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000
Paula Rogers	Principal Occupation: Corporate Director
B.Com, CPA, CA
Age: 46 Vancouver, British Columbia Canada Timmins Director since August 3, 2011 Independent

Biography: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years of experience working for Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in the mining industry in both director and officer roles. Ms. Rogers was most recently the Chief Financial Officer of Castle Peak Mining Ltd. and a director and Chair of the Audit Committee of Athabasca Uranium Inc. From 2004 to 2010 she was Vice President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. Previously she had various senior financial roles at Finning International Inc. for over nine years after completion of her Chartered Accountant designation and articling at Deloitte Canada. She currently serves on the board of NeutriSci International Inc. (TSX-V) and Diversified Royalty Corp. (TSX), where she also serves as the Chair of the Audit Committee.

Combined Company Board/Committee Membership
Board of Directors
Audit Committee
Compensation Committee
Timmins Securities Held
Common Shares	Options
12,500	525,000

Jose Alberto Vizquerra Benavides	Principal Occupation: President and Chief Executive Officer of Oban Mining Co.
M.Sc., Mineral Exploration, B. Eng., CPG
Age: 34 Toronto, Ontario Canada Timmins Director since November 27, 2013 Independent

Biography: Mr. Vizquerra has more than ten years of experience in mining. Prior to his current roles as President, CEO and director of Oban Mining Co., Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru and from 2008 until 2011, and a geologist with Goldcorp. from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English. He currently serves on the board of directors of Oban Mining Co. (TSX).

Combined Company Board/Committee Membership
Board of Directors (Lead Director)
Compensation Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
15,000	325,000
Mark Backens	Principal Occupation: Corporate Director, Corporate Development and Mining Consultant
B.Sc., P. Geo
Age: 53 South Dakota, USA Newstrike Director since May 20, 2014 Independent

Biography: Mr. Backens has over 30 years of global mining experience including most recently as Director of Investment Banking - Mining for Scotia Capital. For most of his career, Mr. Backens had senior management roles with Meridian Gold, Placer Dome and Goldcorp in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from South Dakota School of Mines and is a Professional Geologist. He also serves on the board of Anthem United Inc. (TSX-V).

Combined Company Board/Committee Membership
Board of Directors
Committee assignments are yet to be decided
Newstrike Securities Held
Common Shares	Options
Nil	350,000

Executive Officers

Following completion of the Arrangement, the following individuals will serve as executive officers of the Combined Company.

Name, Municipality of Residence and Position with the Company	Officer Since	Principal Occupation for the Past Five Years
Bryan A. Coates Saint-Lambert, Quebec, Canada Chair of the Board	July 31, 2014	President of Osisko Gold Royalties Ltd. since June 2014, Vice-President Finance of Osisko Mining Corp. from 2007 to June 2014.

Name, Municipality of Residence and Position with the Company	Officer Since	Principal Occupation for the Past Five Years
Bruce Bragagnolo Vancouver, British Columbia, Canada Chief Executive Officer and Director	March 17, 2005	Timmins’ Chief Executive Officer since May 1, 2007.
Miguel Bonilla Hermosillo, Sonora, Mexico Vice-President Finance Mexico	November 12, 2009	Timmins’ Vice-President Finance, Mexico. Mr. Bonilla has been the Company’s controller since its inception in 2005.
Arturo Bonillas Hermosillo, Sonora, Mexico President	March 17, 2005	Timmins’ President since March 17, 2005.
Leslie Kapusianyk Vancouver, British Columbia, Canada Corporate Secretary	June 28, 2012	Timmins’ Corporate Secretary since June 2012. Ms. Kapusianyk is a barrister and solicitor and has been the Company’s Corporate Counsel since August 2008.
Darren Prins Vancouver, British Columbia, Canada Chief Financial Officer	August 15, 2011

Timmins’ Chief Financial Officer (May 2012 to present); Company’s Vice-President Finance Canada (August 2011 until May 2012); Corporate Controller and Assistant Corporate Controller for Rusoro Mining Ltd. (October 2009 to July 2011).

Taj Singh Toronto, Ontario Canada Vice-President Business Development	September 9, 2012

Timmins’ Vice-President Business Development since September 2012. Mr. Singh is a Professional Engineer, a Chartered Professional Accountant and was formerly an Equity Research Analyst at Macquarie Capital Markets in Toronto.

Alex P. Tsakumis Richmond, British Columbia, Canada Vice-President Corporate Development	November 12, 2009	Timmins’ Vice-President Corporate Development since November 2009.

After giving effect to the Arrangement, it is expected that the number of common shares of the Combined Company beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Combined Company and their associates and affiliates, will be an aggregate of approximately 6,063,200 common shares of the Combined Company representing approximately 2.13% of the estimated outstanding common shares of the Combined Company following completion of the Arrangement.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Newstrike and Timmins on their respective SEDAR profiles at www.sedar.com and under Timmins’ profile on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is appended hereto as Appendix F.

On February 16, 2015, Newstrike and Timmins entered into the Arrangement Agreement, pursuant to which Newstrike and Timmins agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Timmins will acquire all of the issued and outstanding Newstrike Shares. Upon completion of the Arrangement, each Newstrike Shareholder (other than Dissenting Newstrike Shareholders) will receive, in exchange for each Newstrike Share, 0.9 of a Timmins Share and C$0.0001 in cash. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Timmins Board and the Newstrike Special Committee and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Newstrike to Timmins and representations and warranties made by Timmins to Newstrike. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a material adverse effect) that is different from that generally applicable to the public disclosure to Newstrike Shareholders or Timmins Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Newstrike in favour of Timmins relate to, among other things: (a) the approval of the Arrangement Agreement by the Newstrike Board; (b) the receipt of a fairness opinion from Cormark, determining that the transaction is fair to Newstrike Shareholders; (c) the due incorporation, existence, and power and authority of Newstrike and its subsidiaries to own its assets and conduct its business in compliance with the permitting and registration requirements of the applicable governmental entities; (d) the corporate power, authority and capacity of Newstrike to enter into the Arrangement Agreement and perform its obligations thereunder; (e) the execution and delivery of the Arrangement Agreement and the performance by it of its obligations thereunder will not: (i) result in a violation, conflict or default under Newstrike’s articles or by-laws, any material permit or material contract to which Newstrike, its subsidiaries or any of its properties or assets are bound, (ii) subject to obtaining key regulatory approvals, result in a violation or breach of or default under any laws, regulation, order, judgment or decree applicable to Newstrike, its subsidiaries or its properties or assets, or cause the suspension or revocation of any permit of Newstrike or its subsidiaries, (iii) give rise to any rights of first refusal or trigger any change of control provisions, or (iv) result in imposition of any liens on assets of Newstrike or its subsidiaries; (f) the capitalization of Newstrike; (g) Newstrike’s ownership of its subsidiaries; (h) Newstrike’s reporting issuer status in British Columbia and Alberta; (i) Newstrike’s compliance with all filing requirements for public documents in accordance with the TSX-V requirements and all applicable Securities Laws; (j) Newstrike’s financial statements; (k) Newstrike’s internal controls and financial reporting; (l) the accuracy of the books, records and accounts of Newstrike and its subsidiaries; (m) the accuracy of the corporate minute books of Newstrike and its subsidiaries; (n) the absence of undisclosed liabilities; (o) the absence of certain material changes or events since July 31, 2014; (p) the absence of any claims or proceedings against Newstrike or any of its subsidiaries; (q) tax related matters; (r) Newstrike’s title, mineral interests and rights to the Ana Paula Project; (s) the performance of all obligations under Newstrike’s material contracts; (t) the sufficiency and compliance with required permits necessary for conducting the business of Newstrike; (u) environmental matters; (v) Newstrike’s technical disclosure related to mineral deposits being in compliance with NI 43-101; (w) Newstrike being in compliance with all applicable laws and having the necessary authorization from regulatory authorities for conducting the business of Newstrike; (x) employee benefits, employment and labour matters; (y) compliance with any applicable laws; (z) the absence of cease trade orders; (aa) the absence of related party transactions; (bb) the absence of any expropriation order from a governmental entity relating to the property and assets of Newstrike; (cc) the absence of registration rights of Newstrike Shareholders to register or otherwise qualify the Newstrike Shares for public sale or distribution; (dd) the absence of any person with any other right of participation in any of the material properties or assets owned by Newstrike or any of its subsidiaries; (ee) the absence of any restrictions on the business activities of Newstrike by any judicial body or governmental entity; (ff) retainment of brokers; (gg) the validity of insurance policies and coverage; (hh) compliance with anti-bribery legislation; and (ii) the absence of a shareholder rights plan, “poison pill” antitakeover plan or similar defensive device.

The representations and warranties provided by Timmins in favour of Newstrike relate to, among other things: (a) the approval of the Timmins Resolution by the Timmins Board; (b) the due incorporation, existence, and power and authority of Timmins and its subsidiaries to own its assets and conduct its business in compliance with the permitting and registration requirements of the applicable governmental entities; (c) the corporate power and authority of Timmins to enter into the Arrangement Agreement and perform its obligations thereunder; (d) the execution and delivery of the Arrangement Agreement, and the performance by it of its obligations thereunder will not: (i) result in a violation, conflict or default under Timmins’ articles or bylaws, any material permit or material contract to which Timmins, its subsidiaries or any of its properties or assets are bound, (ii) subject to obtaining key regulatory approvals, result in a violation or breach of or default under any laws, regulation, order, judgment or decree applicable to Timmins, its subsidiaries or its properties or assets, or cause the suspension or revocation of any permit of Timmins or its subsidiaries (iii) give rise to any rights of first refusal or trigger any change of control provisions, or (iv) result in the imposition of any liens on assets of Timmins or its subsidiaries; (e) the capitalization of Timmins; (f) Timmins’ reporting issuer status in British Columbia, Alberta and Ontario; (g) Timmins’ ownership of its subsidiaries; (h) Timmins’ compliance with all filing requirements for public documents in accordance with TSX and NYSE MKT requirements and applicable Securities Laws; (i) Timmins’ financial statements; (j) Timmins’ internal controls and financial reporting; (k) the accuracy of the books, records and accounts of Timmins and its subsidiaries; (l) the accuracy of the corporate minute books of Timmins and its subsidiaries; (m) the absence of undisclosed liabilities; (n) the absence of certain material changes or events since December 31, 2014; (o) the absence of any claims or proceedings against Timmins or any of its subsidiaries; (p) tax related matters; (q) Timmins’ title, mineral interests and rights to the San Francisco Project and the Caballo Blanco Project; (r) the performance of all obligations under Timmins’ material contracts; (s) the sufficiency and compliance with required permits; (t) environmental matters; (u) Timmins technical disclosure related to mineral deposits is compliance with NI 43-101; (v) Timmins being in compliance with any applicable laws and having the necessary authorization from regulatory authorities for conducting the business of Timmins; (w) the absence of cease trade orders; (x) the absence of related party transactions; (y) the absence of any expropriation order from a governmental entity relating to the property and assets of Timmins; (z) the absence of registration rights of Timmins Shareholders to register or otherwise qualify the Timmins Shares for public sale or distribution; (aa) the absence of any person with any other right of participation in any of the material properties or assets owned by Timmins or any of its subsidiaries; (bb) the absence of any restrictions on the business activities of Timmins by any judicial body or governmental entity; (cc) retainment of brokers; (dd) the validity of insurance policies and coverage; and (ee) compliance with anti-bribery legislation.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in whole or in part with the mutual consent of Newstrike and Timmins:

the Newstrike Shareholder Approval shall have been obtained at the Newstrike Meeting in accordance with the Interim Order;

the Timmins Shareholder Approval will have been obtained at the Timmins Meeting;

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and in form and substance satisfactory to each Party, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

there will not exist any prohibition at law, including a non-appealable cease trade order, injunction or other prohibition or order at law or under applicable legislation, and there will not have been any action taken under any law by any governmental entity or other regulatory authority or any other person, that makes it illegal or otherwise directly or indirectly restrains, enjoins, makes illegal, prevents or prohibits the consummation of the Arrangement;

Key Regulatory Approvals, including Mexican Antitrust Approval and approval from the TSX-V shall have been obtained;

the TSX will have conditionally approved and NYSE MKT will have approved the listing thereon of the Timmins Shares to be issued pursuant to the Arrangement and any Timmins Shares to be issued upon exercise of Replacement Options, subject only to the customary listing conditions of the TSX and notice of issuance to the NYSE MKT, respectively; and

the distribution of the Timmins Shares pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws.

Additional Conditions in Favour of Timmins

The obligations of Timmins to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Timmins and may be waived by Timmins in whole or in part at any time):

all covenants of Newstrike under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Timmins will have been duly performed by Newstrike in all material respects;

all representations and warranties of Newstrike will be true and correct as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to have a Material Adverse Effect with respect to Newstrike;

since the date of the Arrangement Agreement, there will not have occurred any material adverse effect in respect of Newstrike;

holders of no more than 5% of the Newstrike Shares will have exercised their Dissent Rights in connection with the Arrangement; and

Timmins will have received a certificate of Newstrike addressed to Timmins and dated the Effective Date, signed on behalf of Newstrike by two senior executive officers of Newstrike (on Newstrike’s behalf and without personal liability), confirming the above bulleted conditions in favour of Timmins under this section as at the Effective Time.

Additional Conditions in Favour of Newstrike

The obligations of Newstrike to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Newstrike and may be waived by Newstrike in whole or in part at any time):

all covenants of Timmins under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Newstrike will have been duly performed by Timmins in all material respects;

all representations and warranties of Timmins will be true and correct as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to have a Material Adverse Effect with respect to Timmins;

since the date of the Arrangement Agreement, there will not have occurred any material adverse effect in respect of Timmins; and

Timmins will have fully satisfied its obligations under the Arrangement Agreement to deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Timmins Shares (and any treasury directions addressed to Timmins’ transfer agent as may be necessary) to satisfy the aggregate number of Timmins Shares to be paid to Newstrike Shareholders (other than Dissenting Newstrike Shareholders) under the Arrangement;

Timmins will have appointed, subject to the consummation of the Arrangement, the Newstrike Board Nominee to the Timmins Board; and

Newstrike will have received a certificate of Timmins, addressed to Newstrike and dated the Effective Date, signed on behalf of Timmins by two senior executive officers (on Timmins’ behalf and without personal liability), confirming the above bulleted conditions in favour of Newstrike under this section as at the Effective Time.

Covenants

In the Arrangement Agreement, each of Newstrike and Timmins has agreed to certain covenants, including customary affirmative and negative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

The Parties shall, and shall cause each of its subsidiaries to, conduct their respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to (i) preserve intact the present business organization, (ii) maintain in effect all material permits, (iii) keep available the services of present officers, key employees and key consultants, (iv) comply in all material respects with the terms of each material Contract to which it or any of its subsidiaries is a party, and (v) preserve intact the material relationships with suppliers, distributors and employees.

Covenants of Newstrike Regarding the Conduct of Business

Without limiting the generality of the foregoing, Newstrike shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Timmins:

take any action except in the ordinary course of business;

amend its notice of articles, articles, charter, by-laws or other comparable organizational documents or split, combine, reclassify or create a new class of any shares in the capital of Newstrike or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Newstrike Shares or any other securities of Newstrike or any of its subsidiaries;

offer, issue, grant, deliver, sell or pledge, or agree to offer, issue, grant, deliver, sell or pledge, any shares or other securities of Newstrike or its subsidiaries other than in connection with the Bridge Facility, or the issuance of Newstrike Shares issuable pursuant to the terms of the outstanding Newstrike Options and the grant of Newstrike Options pursuant to contractual commitments;

redeem, purchase or otherwise acquire, or offer or agree to redeem, purchase or otherwise acquire, any outstanding securities of Newstrike or any of its subsidiaries;

adopt a plan of liquidation or dissolution providing for the liquidation or dissolution of Newstrike or any of its subsidiaries;

amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS;

make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended return, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment;

except as disclosed in the Newstrike Disclosure Letter or in connection with the Bridge Facility: (i) sell assets for an amount greater than $200,000 in the aggregate; (ii) acquire assets for an amount greater than $100,000 in the aggregate; (iii) except in the ordinary course of business, incur new liabilities; (iv) pay, discharge or satisfy any obligation for an amount greater than $200,000; (v) waive, release, transfer or grant any rights of material value; or (vi) agree or propose to do any of the foregoing;

other than as necessary to comply with the Plan of Arrangement, existing contracts or Newstrike’s benefit plan, or in the ordinary course of business consistent with past practice, grant an increase in compensation or comparable benefit of any form, take steps to hire or terminate employees or consultants of Newstrike or its subsidiaries, make a loan to any employee or adopt any collective bargaining agreement;

settle, pay, discharge, satisfy, compromise, waive, assign or release any action, claim or proceeding brought against Newstrike and/or any of its subsidiaries or any action, claim or proceeding brought by any present, former or purported holder of its securities for an amount that exceeds $200,000 in the aggregate;

except as contemplated by the Arrangement Agreement, enter into any agreement or arrangement that limits or otherwise restricts in any material respect Newstrike or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Newstrike or any of its subsidiaries, from competing in any manner;

waive, release or assign any material rights, claims or benefits of Newstrike or any of its subsidiaries;

except as contemplated by the Arrangement Agreement, enter into any agreement that, if entered into would be a material contract or modify, amend in any material respect, transfer or terminate any material contract, or waive, release or assign any material rights or claims thereto or thereunder;

take any action or fail to take any action, which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any governmental entities to institute proceedings for the suspension, revocation or limitation of rights under, any material permits necessary to conduct the business of Newstrike and its subsidiaries as now conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any governmental entities for regulatory approvals;

take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Newstrike to consummate the Arrangement; and

agree, resolve or commit to do any of the foregoing.

Covenants of Newstrike Relating to the Arrangement

Newstrike shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Newstrike, co-operate with Timmins and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Newstrike shall and, where applicable, shall cause its subsidiaries to:

use commercially reasonable efforts to obtain and assist Timmins in obtaining all required regulatory approvals;

use commercially reasonable efforts to obtain all third party consents, approvals and notices required under any material contracts to which Newstrike or any of its subsidiaries is a party, and all key third party consents;

defend all lawsuits or other legal, regulatory or other proceedings against Newstrike challenging or affecting the consummation of the Arrangement;

provide such assistance as may be reasonably requested by Timmins for the purposes of completing the Timmins Meeting;

subject to applicable law, make available and cause to be made available to Timmins, and its agents and advisors, information reasonably requested by Timmins for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Timmins and Newstrike following completion of the Arrangement and confirming the representations and warranties of Newstrike set out in the Arrangement Agreement;

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order;

provided that the Effective Date has occurred, Newstrike will use its commercially reasonable efforts to obtain and deliver to Timmins at the Effective Time duly executed and legally binding resignations, effective as of the Effective Date, of each director and officer of Newstrike and its subsidiaries as Timmins may reasonably require, together with corresponding releases in favour of Newstrike and its subsidiaries, as applicable, each in form and substance satisfactory to Timmins, acting reasonably;

deliver to each director and officer who delivers a resignation a release in favour of such resigning director or officer, each in form and substance satisfactory to Timmins, acting reasonably; and

vote any and all Timmins Shares held by it on the record date for the Timmins Meeting in favour of the Arrangement.

Covenants of Timmins Relating to the Arrangement

Timmins shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Timmins, co-operate with Newstrike and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Timmins shall and, where applicable, shall cause its subsidiaries to:

use commercially reasonable efforts to obtain and assist Newstrike in obtaining all Key Regulatory Approvals;

to the extent any regulatory approvals are outstanding following receipt of the Newstrike Shareholder Approval, at the request of Newstrike and in exchange for a promissory note payable within 90 days after demand, following termination of the Arrangement Agreement in accordance with its terms, loan to Newstrike sufficient funds as may be required by Newstrike to fund the ordinary course payments, expenditures, capital or other investments of Newstrike, up to a maximum of $500,000 per month;

defend all lawsuits or other legal, regulatory or other proceedings against Timmins challenging or affecting the Arrangement Agreement or the consummation of the Plan of Arrangement;

apply for and use commercially reasonable efforts to obtain (i) conditional approval of the listing and posting for trading on the TSX of the Timmins Shares issuable under the Plan of Arrangement, subject only to satisfaction by Timmins of customary listing conditions of the TSX, and (ii) approval of the listing and posting for trading or reservation for listing and posting for trading as the case may be, of the Timmins Shares issuable under the Plan of Arrangement on the NYSE MKT, subject to notice of issuance;

subject to applicable law, make available and cause to be made available to Newstrike, and its agents and advisors, information reasonably requested by Newstrike for the purposes of confirming the representations and warranties of Timmins set out in the Arrangement Agreement;

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement;

deliver to each director and officer who delivers a resignation a release in favour of such resigning director or officer (solely in his or her capacity as a director and/or officer of Newstrike, as applicable), each in form and substance satisfactory to Newstrike, acting reasonably;

make all “change of control” payments contemplated by the contracts listed in Schedule 3.1(y)(ii) of the Newstrike Disclosure Schedule on or prior to the Effective Date;

in accordance with the terms of the Plan of Arrangement, at the Effective Time, to the extent applicable, each Newstrike Option which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a Replacement Option in accordance with the Plan of Arrangement; and

vote any and all Newstrike Shares held by it on the record date for the Newstrike Meeting in favour of the Arrangement Resolution.

Mutual Covenant Regarding Non-Solicitation

Except as expressly provided in the Arrangement Agreement, neither Party will, directly or indirectly, through any of its representatives or subsidiaries, or otherwise, and will not authorize any such person to do so on its behalf:

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

participate in any substantive discussions or negotiations with any Person (other than the other Party or any of its affiliates) regarding an Acquisition Proposal;

approve, accept, endorse or recommend, or publicly propose to approve, accept, endorse or recommend, any Acquisition Proposal;

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

make a Change in Recommendation.

Notification of Acquisition Proposals

The Newstrike Board and the Timmins Board, as the case may be, may prior to Newstrike Shareholder Approval in the case of the Newstrike Board and prior to Timmins Shareholder Approval in the case of the Timmins Board, engage in discussions or negotiations with, or respond to enquiries that constitute an unsolicited written Acquisition Proposal that such Board has determined constitutes, or could reasonably be expected to result in, a Superior Proposal.

If a Party or any of its subsidiaries or any of their respective representatives, receives an Acquisition Proposal after the date of the Arrangement Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, such Party shall promptly notify the other Party, at first orally and then in writing, within 24 hours of receipt of any Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any related documentation. The Party receiving such Acquisition Proposal shall thereafter also provide such other details of such Acquisition Proposal, or any amendment to any of the foregoing, as the other Party may reasonably request. Each Party receiving an Acquisition Proposal shall promptly keep the other Party fully informed as to the status, including any changes to the material terms, of such Acquisition Proposal, or any amendment thereto, and shall respond promptly to all inquiries from the other Party with respect thereto.

Responding to Acquisition Proposals and Superior Proposals

Notwithstanding the non-solicitation provisions in the Arrangement Agreement or of any other agreement between the Parties or between a Party and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution at the Newstrike Meeting with respect to Newstrike and the Timmins Shareholder Approval with respect to Timmins, a Party receives a written Acquisition Proposal that the board of directors of such Party determines in good faith, after consultation with its financial advisors and legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, then such Party may, provided it is in compliance with the non-solicitation provisions of the Arrangement Agreement: (i) furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that such Party shall not, and shall not allow its representatives to, disclose any non-public information with respect to such party to such person if (A) such non-public information has not been previously provided to, or is not concurrently provided to, the other Party to the Arrangement Agreement and (B) the Party receiving such Acquisition Proposal has not entered into a confidentiality agreement with such person containing terms and conditions that are customary for such agreements in the mining industry and are no more favourable to such person than the Confidentiality Agreements.

Right to Match

Each Party has covenanted and agreed that it will not make a Change in Recommendation or accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless: the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under the non-solicitation provisions and has provided the other Party (the “Responding Party”) with a copy of all documentation relating to the Superior Proposal; and a period (the “Response Period”) of five (5) business days has elapsed from the date that is the later of: the date on which the Responding Party receives written notice from the board of directors of the Receiving Party that such board of directors has determined, subject only to compliance with this the Arrangement Agreement, to make a Change in Recommendation or accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal; and the date the Responding Party receives all documentation relating to the Superior Proposal.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement. The board of directors of the Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the board of directors of the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board of directors will cause the Receiving Party to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the board of directors of the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, the Receiving Party may approve and recommend that shareholders of the Receiving Party accept such Superior Proposal and may terminate the Arrangement Agreement in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the shareholders of the Receiving Party shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and the rights afforded in the Arrangement Agreement in respect of each such Acquisition Proposal.

Where at any time within ten (10) days before the Newstrike Meeting or the Timmins Meeting, as applicable, the Receiving Party has provided the Responding Party with a notice under the Arrangement Agreement hereof, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable laws, at the Responding Party’s request, the Receiving Party will postpone or adjourn the Newstrike Meeting or the Timmins Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten (10) days after the scheduled date of the Newstrike Meeting or the Timmins Meeting, as applicable, and shall, in the event that the Parties amend the terms of the Arrangement Agreement, ensure that the details of such amended Agreement are communicated to the shareholders as the Receiving Party prior to the resumption of the adjourned meeting.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time in certain circumstances, including, as follows:

by mutual written agreement of Newstrike and Timmins;

by either Newstrike or Timmins, if:

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate in this circumstance shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

there exists any final and non-appealable prohibition at Law, including any cease trade order, injunction or other prohibition or order of any governmental entity of competent jurisdiction, which shall restrain, enjoin, make illegal or otherwise prohibit or prevent the consummation of the Arrangement; or

the Arrangement Resolution shall have failed to obtain the Newstrike Shareholder Approval at the Newstrike Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

the Timmins Shareholders shall have failed to approve the Arrangement and the transactions contemplated by the Arrangement Agreement at the Timmins Meeting (including any adjournment or postponement thereof); or

by Timmins, if:

the Newstrike Board makes a Change in Recommendation; or

the Timmins Board authorizes Timmins, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Timmins pays the Termination Fee; or

any of the conditions in favour of Timmins are not satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Timmins is not then in breach of the Arrangement Agreement so as to cause any conditions not to be satisfied; or

a representation or warranty of Newstrike contained in the Arrangement Agreement shall be inaccurate or shall have become inaccurate, or a material failure to perform any covenant or agreement on the part of Newstrike set forth in the Arrangement Agreement shall have occurred, in each case that would cause one or more conditions in favour of Timmins not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Timmins is not then in breach of the Arrangement Agreement so as to cause any of such conditions in favour of Timmins not to be satisfied; or

Newstrike is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Newstrike’s obligation provide notice of an Acquisition Proposal to Timmins within a prescribed period; or

the Newstrike Board authorizes Newstrike to enter into a binding written agreement relating to a Superior Proposal; or

by Newstrike, if:

the Timmins Board makes a Change in Recommendation; or

the Newstrike Board authorizes Newstrike, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Newstrike pays the Termination Fee; or

any of the conditions in favour of Newstrike are not satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Newstrike is not then in breach of the Arrangement Agreement so as to cause any conditions not to be satisfied; or

a representation or warranty of Timmins contained in the Arrangement Agreement shall be inaccurate or shall have become inaccurate, or a material failure to perform any covenant or agreement on the part of Timmins set forth in the Arrangement Agreement shall have occurred, in each case that would cause one or more conditions in favour of Newstrike not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Newstrike is not then in breach of the Arrangement Agreement so as to cause any of such conditions in favour of Newstrike not to be satisfied; or

Timmins is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Timmins’ obligation provide notice of an Acquisition Proposal to Newstrike within a prescribed period; or

the Timmins Board authorizes Timmins to enter into a binding written agreement relating to a Superior Proposal.

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

Termination Payments

Newstrike Termination Fee

The Arrangement Agreement provides that Timmins will be entitled to the Termination Fee upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each a “Newstrike Termination Fee Event”):

by Timmins, if the Newstrike Board makes a Change in Recommendation;

by Newstrike, if the Newstrike Board authorizes Newstrike, subject to complying with the terms of the Arrangement Agreement, to enter into a binding agreement with respect to a Superior Proposal;

by Timmins, if the Newstrike Board authorizes Newstrike to enter into a binding written agreement relating to a Superior Proposal; or

by either Party, as a result of the Arrangement Resolution having failed to obtain the Newstrike Shareholder Approval at the Newstrike Meeting in accordance with the Interim Order, but only if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Newstrike Meeting, a bona fide Acquisition Proposal with respect to Newstrike shall have been made to Newstrike or publicly announced by any Person (other than Timmins or any of its affiliates) and within twelve (12) months following the date of such termination:

an Acquisition Proposal is consummated by Newstrike; or

Newstrike and/or one or more of its subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Newstrike Termination Fee Event, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the “Glossary of Defined Terms” in this Circular, except that references to “20%” will be deemed to be references to “50%”.

Timmins Termination Fee

The Arrangement Agreement provides that Newstrike will be entitled to the Termination Fee upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each a “Timmins Termination Fee Event”):

by Newstrike, if the Timmins Board makes a Change in Recommendation;

by Timmins, if the Timmins Board authorizes Timmins, subject to complying with the terms of the Arrangement Agreement, to enter into a binding agreement with respect to a Superior Proposal;

by Newstrike, if the Timmins Board authorizes Timmins to enter into a binding written agreement relating to a Superior Proposal; or

by either Party, as a result of the Timmins Shareholders having failed to approve the Arrangement and the transactions contemplated by this Agreement at the Timmins Meeting, but only if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Timmins Meeting, a bona fide Acquisition Proposal with respect to Timmins shall have been made to Timmins or publicly announced by any Person and within twelve (12) months following the date of such termination:

any Acquisition Proposal is consummated by Timmins; or

Timmins and/or one or more of its subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Timmins Termination Fee Event, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the “Glossary of Defined Terms”, except that references to “20%” will be deemed to be references to “50%”.

Amendment

The Plan of Arrangement and the Arrangement Agreement may, at any time before or after the Newstrike Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable law, without limitation:

change the time for performance of any of the obligations or acts of the Parties;

waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

waive compliance with or modify any of the covenants in the Arrangement Agreement and waive or modify the performance of any of the obligations of the Parties;

waive compliance with or modify any mutual conditions precedent in the Arrangement Agreement; and/or amend the steps comprising the Arrangement.

REGULATORY MATTERS

Canadian Securities Law Matters

Qualification and Resale of Timmins Shares

The Timmins Shares to be issued in exchange for Newstrike Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Timmins Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada.

MI 61-101

MI 61-101 regulates certain types of related party transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding “interested parties” under applicable law), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101, apply to, among other transactions “business combinations” (as defined in MI 61-101) which may terminate the interests of security holders without their consent and “related party transactions” (as defined in MI 61-101), being transactions with a related party. Sections 4.3 and 5.4 of MI 61-101, respectively, require an issuer to, subject to certain exemptions, obtain a formal valuation for certain business combinations and related party transactions, and sections 4.5 and 5.6 of MI 61-101, respectively, require an issuer to seek minority approval before completing a business combination or a related party transaction.

As a result of (i) the participation by the Newstrike Major Shareholders in the Bridge Facility and the Arrangement; and (ii) the Bridge Facility being negotiated at approximately the same time as the Arrangement, the Arrangement and the Bridge Facility are “connected transactions” (as that term is defined by MI 61-101) and the Arrangement is deemed to be a “business combination” (as defined in MI 61-101). Consequently, minority approval of the Arrangement Resolution is required. Typically “business combinations” also require the issuer to obtain a formal valuation however because Newstrike is a TSX-V listed issuer, Newstrike is exempt from the formal valuation requirements under MI 61-101.

For the purposes of obtaining minority approval of the Arrangement Resolution, the votes attached to the Newstrike Shares held by either of the Newstrike Major Shareholders, its directors and senior officers and any affiliate of, or person acting jointly or in concert with, any of the foregoing or any other related party of such Newstrike Major Shareholder within the meaning of MI 61-101 will be excluded in determining approval of the Arrangement Resolution.

As of the Record Date, Newstrike estimates that a total of 16,504,800 Newstrike Shares, all of which are held by the Newstrike Major Shareholders and their related parties (as that term is defined in MI 61-101), representing approximately 14.13% of the outstanding Newstrike Shares on a non-diluted basis, and 13.38% of the outstanding Newstrike Shares on a fully-diluted basis, will be excluded in determining whether minority approval for the Arrangement Resolution is obtained.

The Bridge Facility is considered a “related party transaction” due to the Bridge Facility being extended by, and the Debenture being issued to the Newstrike Major Shareholders, who are “related parties” of Newstrike. However, the Bridge Facility and the issuance of the Debenture are, in and of themselves exempt from the requirements to obtain a formal valuation or minority shareholder approval as the fair market value of the Bridge Facility represents less than 25% of Newstrike’s market capitalization.

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. federal securities laws that may be applicable to the holders of Timmins Shares. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. federal and state securities laws.

Exemption from U.S. Registration

The Timmins Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on March 23, 2015 and, subject to the approval of the Arrangement Resolution by Newstrike Shareholders, and the approval of the Timmins Resolution by the Timmins Shareholders, a hearing for a final order approving the Arrangement will be held on May 1, 2015 by the Court. See “The Arrangement – Court Approval and Completion of the Arrangement”. All Newstrike Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Timmins Shares issued in connection with the Arrangement.

The Timmins Shares to be received by Newstrike Shareholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Timmins at the time of such resale or who have been affiliates of Timmins within 90 days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

In addition, the Timmins Shares issuable upon the exercise of the Replacement Options in the United States after the Effective Time will not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and such options may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable state securities laws and, if issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions.

Stock Exchange Approvals

The Timmins Shares currently trade on the TSX under the symbol “TMM” and on the NYSE MKT under “TGD”. Timmins has applied to the TSX and the NYSE MKT to list the Timmins Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that Timmins will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE MKT, subject to notice of issuance.

Mexican Antitrust Approval

Under applicable Mexican Competition Law, the proposed transaction cannot be consummated until the issuance of a clearance resolution from the Mexican Competition Commission, which must be issued within 60 business days after the filing of the notice of concentration or the submission of all the required information and documentation. However, for complicated cases the Mexican Competition Commission may extend the period up to 40 additional business days.

Timmins will make the application and file responses as may be requested by the Mexican Competition Commission during such period. Under applicable Mexican Competition Law, once the term has expired and no decision has been issued by the Mexican Competition Commission, it shall be understood that they have no objection.

Other Regulatory Matters

Newstrike is currently a reporting issuer in British Columbia and Alberta. Following completion of the Arrangement, it is expected that the Newstrike Shares will be de-listed from the TSX-V and Newstrike will make an application to cease to be a reporting issuer under applicable Securities Laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, in respect of the Arrangement generally applicable to a beneficial owner of Newstrike Shares who, for the purposes of the Tax Act, and at all relevant times: (i) holds their Newstrike Shares, as well as Timmins Shares to be received under the Arrangement, as capital property, and (ii) deals at arm’s length, and is not affiliated, with Newstrike or Timmins for the purposes of the Tax Act. Persons meeting such requirements are referred to as a “Holder” or as “Holders” in this section, and this summary only addresses Holders.

Newstrike Shares and Timmins Shares generally will be considered to be capital property to a Holder for the purposes of the Tax Act unless they are held in the course of carrying on a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder who acquired Newstrike Shares pursuant to an employee stock option plan. In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (d) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (e) that has entered into or will enter into, a “derivative forward agreement” (as defined in the Tax Act) in respect of the Newstrike Shares or Timmins Shares. This summary also does not address the income tax considerations of the Arrangement to Newstrike Optionholders.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act and counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

In addition, this summary does not address the tax considerations relevant to Newstrike Shareholders who acquired their shares on the exercise of an employee stock option. Such Newstrike Shareholders should consult their own tax advisors. This summary also does not apply to a Newstrike Optionholder.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Holder. Holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to them.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Newstrike Shares or Timmins Shares might not otherwise qualify as capital property may be entitled to have such shares, and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances. Where a Resident Holder makes an election with Timmins under section 85 of the Tax Act, as described below, the Timmins Shares received will not be “Canadian securities” to such holder and will not be deemed to be capital property under subsection 39(4) of the Tax Act.

Exchange of Newstrike Shares for the Consideration – No Section 85 Election

As part of the Arrangement, each Newstrike Share will be exchanged for 0.90 of a Timmins Share and $0.0001 of cash.

A Resident Holder whose Newstrike Shares are exchanged for Timmins Shares and cash pursuant to the Arrangement, and who does not make a valid Tax Election (as defined below) jointly with Timmins with respect to the exchange, will be considered to have disposed of their Newstrike Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the exchange, of the Timmins Shares and cash so acquired by the Resident Holder. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Newstrike Shares immediately before the exchange. See “– Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The aggregate cost to the Resident Holder of the Timmins Shares acquired on the exchange will equal the fair market value of such Timmins Shares as at the time of the exchange. If the Resident Holder separately owns other Timmins Shares as capital property at that time, for the purposes of determining the adjusted cost base of all Timmins Shares owned by the Resident Holder as capital property immediately after the exchange the cost of such Timmins Shares will be determined by averaging the cost of the Timmins Shares acquired on the exchange with the adjusted cost base of those other Timmins Shares.

Exchange of Newstrike Shares for the Consideration – Section 85 Election

The following applies to a Resident Holder who is an “Eligible Holder”. An Eligible Holder is a beneficial owner of Newstrike Shares who is (i) resident in Canada for the purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act). An Eligible Holder who elects pursuant to section 85 of the Tax Act may obtain a full or partial tax deferral in respect of the disposition of Newstrike Shares as a consequence of a filing with the CRA (and, where applicable, with a provincial tax authority) of an election (the “Tax Election”) under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act provided all members of the partnership jointly elect, (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Holder and Timmins. The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder’s Newstrike Shares must be an amount (the “Elected Amount”) which is not less than the greater of:

(i)	the lesser of the adjusted cost base to the Eligible Holder of such Newstrike Shares and the fair market value of such Newstrike Shares at the time of disposition; or

(ii)	the fair market value of any cash received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such Newstrike Shares at the time of the disposition.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

Where a valid Tax Election is filed:

(iii)

Newstrike Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Newstrike Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Newstrike Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See “– Taxation of Capital Gains and Capital Losses” below.

(iv)

The aggregate cost to the Eligible Holder of the Timmins Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate fair market value of cash received from Timmins as a result of the disposition. The adjusted cost base of such Timmins Shares received will be determined by averaging the adjusted cost base of such Timmins Shares with the adjusted cost base of any other Timmins Shares held by the Eligible Holder at that time as capital property.

Timmins has agreed to make a Tax Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by Timmins that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority.

In order to make an election, an Eligible Holder must provide all the necessary information in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter and must complete the Tax Election form in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter on or before 90 days after the Effective Date. The information required to complete the Tax Election form will include the number of Newstrike Shares transferred, the consideration received and the applicable Elected Amount for the purposes of the election. Subject to the information being in compliance with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the Tax Election containing the information provided will be signed by Timmins and returned to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Tax Election form is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Timmins will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither Timmins nor Newstrike will be responsible for the proper completion or filing of any Tax Election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Timmins agrees only to execute any Tax Election form received by Timmins within 90 days of the Effective Date and which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such Tax Election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, Timmins may accept and execute a Tax Election form that is not submitted through the secure website within the 90 day period; however, no assurances can be given that Timmins will do so. Accordingly, all Eligible Holder who wish to make a joint Tax Election with Timmins should give their immediate attention to this matter. With the exception of execution of the Tax Election form by Timmins, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Timmins, Newstrike nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter, to properly complete any Tax Election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial tax authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the Tax Election form must be received by such tax authorities on or before the day that is the earliest of the days on or before which either Timmins or the Eligible Holder is required to file a Canadian income tax return for the taxation year in which the disposition occurs. Timmins’ 2015 taxation year is scheduled to end on December 31, 2015, although Timmins’ taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, Timmins agrees only to execute Tax Election forms of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which comply with the provisions of the Tax Act.

Any Eligible Holder who does not ensure that a Tax Election form has been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website on or before 90 days after the Effective Date will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into a Tax Election with Timmins should give their immediate attention to this matter. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election should consult their own tax advisors. An Eligible Holder who does not make a valid Tax Election may realize a taxable capital gain. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Dividends on Timmins Shares

Dividends received or deemed to be received on Timmins Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations”, as defined in the Tax Act. A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends”, as defined in the Tax Act, paid by taxable Canadian corporations, to the extent that such dividend is designated by Timmins as an eligible dividend in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Timmins Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

Certain corporations, including “private corporations” and “subject corporations”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on Timmins Shares to the extent that such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Taxable dividends received by an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of Timmins Shares

The disposition or deemed disposition of Timmins Shares by a Resident Holder (other than to Timmins) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the shares so disposed of immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, the amount of any capital loss realized upon the disposition of a Newstrike Share or Timmins Share may be reduced by certain dividends previously received or deemed to have been received by the Resident Holder on such share, all to the extent and under the circumstances prescribed by the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns such shares.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Newstrike Shares to Timmins in consideration for a cash payment, will be considered to have disposed of such Resident Holder’s Newstrike Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court). Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such dissenting Resident Holder’s adjusted cost base of such Newstrike Shares immediately before the disposition. The general tax consequences to a dissenting Resident Holder of realizing such a capital gain or capital loss are described above in “– Taxation of Capital Gains and Capital Losses”. Interest awarded by a court to a dissenting Resident Holder will be included in such Resident Holder’s income for purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Canadian-controlled Private Corporations

A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 62/3% on certain investment income, including interest, net taxable capital gains and any dividends or deemed dividends that are not deductible in computing taxable income.

Eligibility For Investment

Based on the current provisions of the Tax Act, the Timmins Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the Timmins Shares are listed on a “designated stock exchange” (which currently includes the TSX) or Timmins is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that Timmins Shares may be qualified investments for a trust governed by a RRSP, RRIF or TFSA, the annuitant under an RRSP or RRIF, or the holder of a TFSA, as the case may be, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act). The Timmins Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF provided that (i) the holder of the TFSA or the annuitant under the RRSP or the RRIF, as the case may be, deals at arm’s length with Timmins for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in Timmins or (ii) the Timmins Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP or RRIF. An annuitant under the RRSP or RRIF, or a holder of a TFSA should consult its own tax advisor in this regard.

Holders Not Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed to use or hold, their Newstrike Shares or Timmins Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Newstrike Shares for Timmins Shares and Cash

A Non-Resident Holder will not be subject to tax under the Tax Act on the exchange of Newstrike Shares for Timmins Shares and cash unless the Newstrike Shares constitute “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, a Newstrike Share will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a designated stock exchange (which includes the TSX and TSX-V) at that time, unless at any time during the 60-month period immediately preceding that time: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Newstrike; and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Newstrike Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances. Non-Resident Holders whose Newstrike Shares are “taxable Canadian property” are advised to consult their own tax advisors with respect to the Arrangement.

Disposition of Timmins Shares

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Timmins Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act unless such shares constitute “taxable Canadian property” of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

See the discussion above regarding the description of “taxable Canadian property”.

Dividends on Timmins Shares

Dividends paid or credited, or deemed to be paid or credited, on Timmins Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-United States Tax Convention (1980), as amended, where dividends are paid to or derived by a NonResident Holder who is a U.S. resident for the purposes of, and who is entitled to the benefits in accordance with the provisions of, such convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Newstrike Shares to Timmins in consideration for a cash payment, will be considered to have disposed of such NonResident Holder’s Newstrike Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court). Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such dissenting Non-Resident Holder’s adjusted cost base of such Newstrike Shares immediately before the disposition. Any capital gain realized by a dissenting Non-Resident Holder on such a disposition will generally not be subject to tax under the Tax Act unless the Newstrike Shares constitute “taxable Canadian property” to the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Any interest awarded to a dissenting Non-Resident Holder by a court will not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of Timmins Shares received pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, the Canada-U.S. income tax treaty, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and Timmins has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

any conversion into Newstrike Shares or Timmins Shares of any notes, debentures or other debt instruments;

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Newstrike Shares or Timmins Shares, including the Newstrike Options; and

any transaction, other than the Arrangement, in which Newstrike Shares or Timmins Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder’s or Non-U.S. Holder’s circumstances. In particular, this discussion only deals with U.S. Holder or Non-U.S. Holder that hold Newstrike Shares and Timmins Shares, as applicable, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

securities broker-dealers;

persons that hold Newstrike Shares or Timmins Shares as part of a hedging or integrated financial transaction or a straddle;

U.S. Holders whose functional currency is not the U.S. dollar;

U.S. expatriates;

persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Newstrike Shares or Timmins Shares;

partnerships or other pass-through entities;

regulated investment companies;

banks, thrifts, mutual funds and other financial institutions;

insurance companies;

traders that have elected a mark-to-market method of accounting;

tax-exempt organizations and pension funds;

persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of Newstrike or who will own immediately following the Arrangement, directly, indirectly or by attribution, 5% or more of Timmins;

PFICs or “controlled foreign corporations” (“CFCs”);

Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

U.S. Holders liable for alternative minimum tax or the “Medicare” tax on net investment income; and

persons who hold Newstrike Options or persons who received their Newstrike Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

It is assumed for purposes of this summary that each of Newstrike and Timmins is not, has not at any time been, and will not be following the consummation of the Arrangement a “controlled foreign corporation” as defined in section 957(a) of the Code. This summary further assumes that Newstrike has never been treated as a U.S. domestic corporation pursuant to section 897(i) of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Newstrike Shares or Timmins Shares, as the case may be, who is, for U.S. federal income tax purposes:

an individual citizen or resident of the United States;

a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of Newstrike Shares or Timmins Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes. If a partnership holds Newstrike Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Newstrike Shares should consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the ownership and disposition of Timmins Shares.

PFIC Assumptions Regarding Newstrike and Timmins

Although Newstrike believes that it currently is a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) for United States federal income tax purposes, it has not undertaken the analysis to reach a firm conclusion as to its PFIC status and it is not certain whether Newstrike has been a PFIC in past years. The determination of whether Newstrike is or has been a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of the corporation’s assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. As a result, whether Newstrike is, has been, or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty and there can be no assurance that the IRS will not challenge any determination made by Newstrike concerning their PFIC status.

Timmins believes that it was not a PFIC in the prior year, and will not be a PFIC for the current taxable year. In the event such position proves to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders as a result of holding Timmins Shares. For information concerning the possible impact of PFIC status, see “Passive Foreign Investment Company Considerations,” below.

Holders of Newstrike Shares are urged to consult their own tax advisers regarding the tax consequences of the Arrangement and of the ownership and disposition of Timmins Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

U.S. Holders

Exchange of Newstrike Shares for Timmins Shares Pursuant to the Arrangement

Reorganization Treatment

Following the exchange of Newstrike Shares for Timmins Shares and cash pursuant to the Arrangement (the “Exchange”), Timmins intends to execute additional transactions (the “Amalgamation Transactions”) including an amalgamation of Newstrike and its wholly-owned direct subsidiary (collectively the “Newstrike Amalco”) and an amalgamation of Newstrike Amalco and a newly-formed, wholly-owned direct subsidiary of Timmins (the “Timmins Sub”) which, if they occur and are considered for United States federal income tax purposes to be part of a single integrated transaction that includes the Exchange and not separate transactions, may qualify the Exchange and Amalgamation Transactions as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). Assuming that the Amalgamation Transactions occur, Newstrike expects that the Exchange will qualify as a Reorganization. However, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange and the Amalgamation Transactions.

If the Exchange qualifies as a Reorganization, and subject to the assumptions, limitations and qualifications referred to herein and the PFIC rules, discussed below, the Exchange would result in the following United States federal income tax consequences to U.S. Holders:

No gain or loss will be recognized upon the receipt of Timmins Shares in the exchange, except that any gain realized on the exchange will be recognized to the extent of any cash received.

The aggregate tax basis of the Timmins Shares that a U.S. Holder of Newstrike Shares receives in exchange for its Newstrike Shares, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of its Newstrike Shares exchanged, decreased by the amount of cash received by such U.S. Holder in lieu of a fractional Timmins Share and increased by the amount of gain (if any) recognized by such U.S. Holder in the Arrangement.

The holding period for Timmins Shares received in the Arrangement will include the U.S. Holder’s holding period for the Newstrike Shares surrendered pursuant to the Arrangement.

If a U.S. Holder acquired different blocks of Newstrike Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in its Timmins Shares may be determined with reference to each block of Newstrike Shares exchanged.

Taxable Exchange Treatment

Subject to the PFIC rules, discussed below, if the Exchange fails to qualify as a Reorganization, the Exchange would constitute a taxable disposition of Newstrike Shares by U.S. Holders and would result in the following United States federal income tax consequences to U.S. Holders:

A U.S. Holder would recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Timmins Shares and the United States dollar value on the Effective Date of the Canadian currency received in the Exchange, and (ii) the adjusted tax basis of such U.S. Holder in the Newstrike Shares exchanged therefor;

The aggregate basis of the Timmins Shares received by a U.S. Holder in the Exchange would be equal to the fair market value of the Timmins Shares at the time of receipt; and

The holding period of the Timmins Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.

Gain or loss recognized by a U.S. Holder in the Exchange would be long-term capital gain or loss if the U.S. Holder’s holding period for such Newstrike Shares were more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Newstrike Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Newstrike Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for Newstrike Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such Newstrike Shares surrendered. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. If Newstrike has been a PFIC at any time during which a U.S. Holder has held Newstrike Shares, which is likely, such gain, if any, will be taxable in the manner described below under “Passive Foreign Investment Company Considerations.”

Distributions on Timmins Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions, if any, payable on Timmins Shares generally will be treated as a foreign-source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on Timmins Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Timmins Shares” below.

Canadian withholding tax on dividend distributions paid by Timmins to a U.S. Holder generally may be reduced to 15% pursuant to the Canada-U.S. income tax treaty in the case of U.S. Holders who are eligible for benefits under the Canada-U.S. income tax treaty. A U.S. Holder generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from gross income or as a dollar-for-dollar credit against such holder’s U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, U.S. Holders should consult their own tax advisers concerning the foreign tax credit rules in light of their particular circumstances.

Sale or Other Disposition of Timmins Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder who sells or otherwise disposes of Timmins Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Timmins Shares is more than one year at the time of the sale or other disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other disposition of Timmins Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “Foreign Currency Considerations” below.

Passive Foreign Investment Company Considerations

PFIC Status of Newstrike

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Newstrike was a PFIC during any year in which a U.S. Holder owned Newstrike Shares, and, if so, whether Timmins is a PFIC at the time of the transaction pursuant to the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

As described above, it is not certain whether Newstrike currently is a PFIC or may have been a PFIC in prior years, and Timmins believes it is not a PFIC and will not be a PFIC for its current taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC. The determination of PFIC status; however, is complex. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.

Even if the Arrangement qualifies as a reorganization, a U.S. Holder generally may recognize gain (but not loss) upon exchanging its Newstrike Shares for Timmins Shares if Timmins is not a PFIC for its taxable year in which the Arrangement becomes effective. If Newstrike were a PFIC during any year in which a U.S. Holder owned Newstrike Shares, and if Timmins were not a PFIC at the time of the exchange pursuant to the Arrangement, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral. The amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Newstrike Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. Similarly, if Newstrike were a PFIC during any year in which a U.S. Holder owned Newstrike Shares and Timmins were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement does not qualify as a reorganization, then a U.S. Holder should be subject to the rules described below discussing the PFIC status of Timmins. However, if Newstrike were a PFIC during any year in which a U.S. Holder owned Newstrike Shares, and Timmins were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement qualifies as a reorganization, a U.S. Holder should be subject to the rules described above discussing the reorganization treatment.

U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement under the PFIC rules.

PFIC Status of Timmins

If Timmins is a PFIC during any year in which a U.S. Holder owns Timmins Shares, then gain on a disposition or deemed disposition by the U.S. Holder of such Timmins Shares, and certain distributions payable on such Timmins Shares, would be subject to tax as an “excess distribution” allocated ratably to all days in the U.S. Holder’s holding period and taxable at the highest marginal rates applicable to ordinary income for the “prior-year PFIC period” (i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC), and would be subject to an interest charge levied as an additional tax, unless the U.S. Holder timely makes a “mark-to-market” election or a “qualified electing fund” election.

Timmins does not believe that it was a PFIC for its previous taxable year and does not expect to be a PFIC for the current taxable year. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that Timmins is not and will not be classified as a PFIC for any taxable year during which a U.S. Holder holds Timmins Shares. U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement and of the ownership and disposition of Timmins Shares under the PFIC rules.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their ‘‘net investment income,’’ which may include all or a portion of their income arising from a distribution with respect to Newstrike Shares and net gain from the sale, exchange or other disposition of Newstrike Shares. Each U.S. Holder should consult its own tax advisor regarding the application of this tax.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Non-U.S. Holders

Exchange of Newstrike Shares for Timmins Shares and Exercise of Dissent Rights

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of Newstrike Shares for Timmins Shares pursuant to the Arrangement or upon the receipt of cash from Newstrike as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Ownership and Disposition of Timmins Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from Timmins or upon any gain realized upon the sale or other disposition of Timmins Shares.

Information Reporting, Backup Withholding and Other Reporting Requirements

U.S. Holders of Newstrike Shares who exercise Dissent Rights may be subject to information withholding and may be subject to backup withholding, currently at up to a 28% rate, on any cash payments received in exchange for Newstrike Shares.

Payments of distributions on, or the proceeds from a sale or other disposition of, Timmins Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, Timmins Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Timmins Shares.

A U.S. Holder who owns Newstrike Shares during any taxable year in which Newstrike is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

RISK FACTORS RELATING TO THE ARRANGEMENT

An investment in Timmins Shares as a result of the combination of Timmins and Newstrike is subject to certain risks. In addition to the risk factors described in “Appendix A – Information Related to Newstrike” and in Timmins’ annual information form dated March 23, 2015 and under the heading “Risk Factors” which is specifically incorporated by reference into this Circular, the following are additional and supplemental risk factors which Timmins Shareholders should carefully consider before making a decision regarding approving the Timmins Resolution and which Newstrike Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

The integration of Timmins and Newstrike may not occur as planned

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “Information Relating to the Combined Company – Overview”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Timmins’ and Newstrike’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

The value of the Timmins Shares that Newstrike Shareholders receive under the Arrangement or of the Timmins Shares that existing Timmins Shareholders retain following the Arrangement, may be less than the value of the Newstrike Shares or Timmins Shares, as applicable, as of the date of the Arrangement Agreement or the dates of the shareholder meetings

The consideration payable to Newstrike Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of Timmins Shares or Newstrike Shares prior to the consummation of the Arrangement. None of the Parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Timmins Shares or Newstrike Shares.

There may be a significant amount of time between the date when Timmins Shareholders and Newstrike Shareholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Timmins Shares or the Newstrike Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the shareholder meetings and completion of the Arrangement.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by governmental authorities and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Timmins Shares that Newstrike Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of the Timmins Shares that Newstrike Shareholders will receive on completion of the Arrangement will equal or exceed the market value of the Newstrike Shares held by such Newstrike Shareholders prior to such time. In addition, there can be no assurance that the trading price of the Timmins Shares will not decline following completion of the Arrangement.

There can be no certainty that the Arrangement will be completed

Completion of the Arrangement is subject to certain conditions that may be outside the control of both Timmins and Newstrike, including, without limitation, the requisite approvals of the Timmins Shareholders and the Newstrike Shareholders and the receipt of the Final Order and approval of the Mexican authorities under the Mexican Antitrust Act. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

There is also no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated by either Party before completion of the Arrangement.

If the Arrangement is not completed, the market price of the Timmins Shares and the Newstrike Shares may decline and their respective businesses may suffer. In addition, Timmins and Newstrike will each remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. Newstrike will, if the Arrangement is not consummated, be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet capital requirements. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Timmins or Newstrike

Under the Arrangement Agreement, each of Timmins and Newstrike would be required to pay a fee of $5.5 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire either Timmins or Newstrike or otherwise make an Acquisition Proposal to either Timmins or Newstrike, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

A Party may become liable to pay the Termination Fee which could have an adverse effect on its financial condition.

Under the Arrangement Agreement, a Party may be required to pay the Termination Fee in certain circumstances. Payment of this amount could have an adverse effect on the Party’s financial condition following any such termination of the Arrangement Agreement.

Following the Arrangement the trading price of the Timmins Shares may be volatile

The trading prices of the Timmins Shares and the Newstrike Shares have been and may continue to be subject to and, following completion of the Arrangement, the common shares of the Combined Company may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. Following the completion of the Arrangement, a significant number of additional Timmins Shares will be available for trading in the public market. The increase in the number of Timmins Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Timmins Shares. The potential that such a shareholder may sell its Timmins Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Timmins Shares in the public market, could adversely affect the market price of the Timmins Shares.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement for several reasons. For example, the pro forma consolidated financial statements have been derived from the historical financial statements of Timmins and Newstrike and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change. Moreover, the pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Timmins and Newstrike is not reflected in the pro forma consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Arrangement. Timmins’ share price may be adversely affected if the actual results of the Combined Company fall short of the pro forma consolidated financial statements contained in this Circular. See “Information Relating to the Combined Company – Selected Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma consolidated financial statements of Timmins attached as Appendix C to this Circular.

Mineral resource figures pertaining to the Ana Paula Project, the Caballo Blanco Project, and the San Francisco Project are only estimates and are subject to revision based on developing information

Information pertaining to the mineral resources of the Ana Paula Project, the Caballo Blanco Project, and the San Francisco Project presented in this Circular are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those estimates. Mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Timmins may not realize the benefits of its growth projects

As part of its strategy, Timmins will continue its efforts to develop new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of Newstrike and the Ana Paula Project and as a result of its recent acquisition of the Caballo Blanco Project. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for Timmins’ projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Timmins may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects

Timmins must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Timmins does not realize satisfactory prices for the gold, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements will result in dilution to existing Timmins Shareholders and could adversely affect Timmins’ credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Timmins might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Timmins’ results of operation, cash flow from operations and financial condition.

In addition, Timmins’ mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Timmins’ mining or processing operations could materially adversely affect Timmins’ business, results of operations, financial condition and liquidity.

Timmins is, and may become in the future, subject to legal proceedings

Timmins may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. In addition, Timmins is currently party to the following proceedings:

Under the San Francisco Property Acquisition Agreement signed in 2007, Timmins purchased certain mining equipment and buildings from a Mexican vendor for $4,025,000. The balance outstanding at December 31, 2014 was $1,725,000 (December 31, 2011, 2012 and 2013 - $1,725,000). The balance remains unpaid due to continuing mutual deferrals between Timmins and the vendor. Timmins signed a promissory note in favour of the vendor in the amount of US$1,725,000 on April 18, 2007. During the year ended March 31, 2011, an order was issued by the Mexico Tax Administration Service requiring Timmins to directly pay amounts owed under the Acquisition Agreement to the Mexico Tax Administration Service rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to the Mexico Tax Administration Service. In January 2011, the order was overturned by a Mexican tax court, and was subsequently appealed by the Mexico Tax Administration Service. In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order had been imposed by the Mexico Tax Administration Service with insufficient legal support, and Timmins started an administrative process to release the 21,047,000 Mexican pesos ($1,811,000) of previously restricted funds. The funds were released from restrictions on July 5, 2011. The liability under the promissory note in favour of the vendor remains outstanding; however, Timmins has received legal advice not to pay the amount to the vendor while the garnishment order remains outstanding. The vendor has filed a notice of litigation but has not served Timmins with the notice. The vendor has filed a lien against the title of certain of the claims at the San Francisco Project in respect of the promissory note.

Auteq Mexicana, S.A. de C.V., the vendor of two of the mining concessions within the San Francisco Project (Llano IV and V) is currently occupying a portion of Timmins’ waste dumps at the San Francisco Project and using the site for a small crushing operation. The vendor has brought a claim against Timmins’ subsidiary Molimentales del Noroeste, S.A. de C.V. alleging breach of contract with respect to an alleged contract pursuant to which Timmins agreed to provide power and water as well as access to the waste dumps. Timmins has provided access to the claimant but has no other obligation. The claimant is claiming damages in the amount of US$172,500 plus compensatory damages, and Timmins has counter-claimed to remove the crushing operation from the San Francisco Project.

Timmins cannot reasonably predict the likelihood or outcome of these actions, or any other actions, should they arise. If Timmins is unable to resolve any such disputes favorably, it may have a material adverse impact on Timmins’ financial performance, cash flows, and results of operations. Timmins’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Timmins’ properties, especially where mineral reserves have been located, could result in Timmins losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Timmins’ operations due to the high costs of defending against the claim. If Timmins loses a commercially viable property, such a loss could lower its future revenues, or cause Timmins to cease operations if the property represents all or a significant portion of Timmins’ mineral reserves.

RIGHTS OF DISSENTING NEWSTRIKE SHAREHOLDERS

The following is a summary of the provisions of the BCBCA relating to a Newstrike Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Newstrike Shareholder who seeks payment of the fair value of its Newstrike Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix K, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Newstrike Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides registered holders of Newstrike Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Newstrike Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Newstrike Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Newstrike Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Newstrike Shares are reregistered in the Beneficial Shareholder’s name).

With respect to Newstrike Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Newstrike Shareholder, other than an affiliate of Newstrike, may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Newstrike by Newstrike Shareholders who wish to dissent not later than 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the Meeting (as may be postponed or adjourned from time to time) thereof. Newstrike’s address for such purpose is Suite 2000 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

To exercise Dissent Rights, a Newstrike Shareholder must dissent with respect to all Newstrike Shares of which it is the registered and beneficial owner. A registered Newstrike Shareholder who wishes to dissent must deliver written notice of dissent to Newstrike as set forth above and such notice of dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a Newstrike Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each registered Newstrike Shareholder holding their Newstrike Shares to deliver the notice of dissent.

To exercise Dissent Rights, a registered Newstrike Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other Beneficial Shareholder who beneficially owns Newstrike Shares registered in the Newstrike Shareholder’s name and on whose behalf the Newstrike Shareholder is dissenting; and must dissent with respect to all of the Newstrike Shares registered in his, her or its name or if dissenting on behalf of a Beneficial Shareholder, with respect to all of the Newstrike Shares registered in his, her or its name and beneficially owned by the Beneficial Shareholder on whose behalf the Newstrike Shareholder is dissenting. The notice of dissent must set out the number of Newstrike Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Newstrike Shares constitute all of the Newstrike Shares of which the Newstrike Shareholder is the registered and beneficial owner and the Newstrike Shareholder owns no other Newstrike Shares beneficially, a statement to that effect; (b) if such Newstrike Shares constitute all of the Newstrike Shares of which the Newstrike Shareholder is both the registered and beneficial owner, but the Newstrike Shareholder owns additional Newstrike Shares beneficially, a statement to that effect and the names of the registered Newstrike Shareholders, the number of Newstrike Shares held by each such registered Newstrike Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Newstrike Shares; or (c) if the Dissent Rights are being exercised by a registered Newstrike Shareholder who is not the beneficial owner of such Newstrike Shares, a statement to that effect and the name of the Beneficial Shareholder and a statement that the registered Newstrike Shareholder is dissenting with respect to all Newstrike Shares of the Beneficial Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved by Newstrike Shareholders, and Newstrike notifies a registered holder of Notice Shares of Newstrike’s intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights, such Newstrike Shareholder must, within one month after Newstrike gives such notice, send to Newstrike a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Newstrike Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Newstrike Shareholder becomes a Dissenting Newstrike Shareholder, and is bound to sell and Newstrike is bound to purchase those Newstrike Shares. Such Dissenting Newstrike Shareholder may not vote, or exercise or assert any rights of a Newstrike Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting Newstrike Shareholders who are:

(a)

ultimately entitled to be paid fair value for their Newstrike Shares, will be paid an amount equal to such fair value by Newstrike, and will be deemed to have transferred such Newstrike Shares as of the Effective Time to Newstrike, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

(b)

ultimately not entitled, for any reason, to be paid fair value for their Newstrike Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Newstrike Shareholder and will be entitled to receive only 0.9 of a Timmins Share and C$0.0001 in exchange for each Newstrike Share held pursuant to section 3.1(a) of the Plan of Arrangement.

If a Dissenting Newstrike Shareholder is ultimately entitled to be paid by Newstrike for their Dissent Shares, such Dissenting Newstrike Shareholder may enter an agreement with Newstrike for the fair value of such Dissent Shares. If such Dissenting Newstrike Shareholder does not reach an agreement with Newstrike, such Dissenting Newstrike Shareholder, or Newstrike, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Newstrike to make application to the Court. The Dissenting Newstrike Shareholder will be entitled to receive the fair value that the Newstrike Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Dissent Shares, Newstrike must then promptly pay that amount to the Dissenting Newstrike Shareholder.

In no case will Timmins, the Depositary or any other person be required to recognize Dissenting Newstrike Shareholders as Newstrike Shareholders after the Effective Time, and the names of such Dissenting Newstrike Shareholders will be deleted from the central securities register as Newstrike Shareholders at the Effective Time.

In no circumstances will Timmins, Newstrike or any other person be required to recognize a person as a Dissenting Newstrike Shareholder: (i) unless such person is the holder of the Newstrike Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such notice of dissent prior to the Effective Time.

In no circumstances will Timmins, Newstrike or any other person be required to recognize a Dissenting Newstrike Shareholder as the holder of any Newstrike Share in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in section 3.1 of the Plan of Arrangement. Holders of Newstrike Options will not be entitled to exercise Dissent Rights in respect of Newstrike Options.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Newstrike Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Newstrike Shareholder withdraws the notice of dissent with Newstrike’s written consent. If any of these events occur, Newstrike must return the share certificates representing the Newstrike Shares to the Dissenting Newstrike Shareholder and the Dissenting Newstrike Shareholder regains the ability to vote and exercise its rights as a Newstrike Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Newstrike Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are Beneficial Newstrike Shareholders registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Newstrike Shares is entitled to dissent.

If you dissent there can be no assurance that the amount you receive as fair value for your Newstrike Shares will be more than or equal to the Consideration under the Arrangement.

Accordingly, each Newstrike Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices H and K, respectively, and seek his, her or its own legal advice.

ANNUAL BUSINESS TO BE CONDUCTED AT THE TIMMINS MEETING

Financial Statements

The audited consolidated financial statements of Timmins for the years ended December 31, 2014 and 2013, and the auditors’ report thereon and the Management Discussion and Analysis for the years ended December 31, 2014 and 2013 are available upon request from Timmins. Such documents are available on Timmins’ website at www.timminsgold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The audited consolidated financial statements of Timmins for the years ended December 31, 2014 and 2013, and the auditors’ report thereon will be placed before the Timmins Meeting for consideration by the Timmins Shareholders.

Appointment and Remuneration of Auditor

Timmins Shareholders will be asked at the Timmins Meeting to approve the appointment of Deloitte LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, BC, as auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Timmins Board. Deloitte LLP was first appointed as Timmins’ auditor on November 29, 2007. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted FOR the auditor nominee herein listed.

Election of Directors

The directors of Timmins are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

Each of the eight persons named in the following table is proposed for nomination for election as a director of Timmins at the Timmins Meeting. The nominees for election as a director of Timmins include seven independent nominees. The Timmins Board recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted FOR the director nominees herein listed.

If the Arrangement is completed, as at the Effective Time, an additional member nominated by Newstrike will be appointed to the Timmins Board.

See “Governance and Management of the Combined Company – Board of Directors”. Information concerning such persons, as furnished by the individual nominees, is as follows:

George Brack	Principal Occupation: Corporate Director
MBA, CFA, B.A.Sc., Geological Engineering
Age: 53 Vancouver, British Columbia Canada Timmins Director since July 31, 2014 Independent of Timmins Independent of Newstrike

Biography: Mr. Brack has spent 29 years in the mining industry and in mining-focused investment banking. From 2000 to 2009 he was a mining- focused investment banker, serving successively as President and CEO of Macquarie North America and Managing Director, Industry Head Mining with Scotia Capital Inc. As an investment banker he advised clients on the sale of public companies and projects involving five gold mining assets in Mexico. From 1995 to 1999 he was Vice President, Corporate Development for one of Canada’s largest gold miners, Placer Dome Inc. He served as chair of the special committee of the Boards of both Red Back Mining Inc. in 2010 and Aurizon Mines Ltd. in 2013 when they were acquired for $7.2 billion and $796 million, respectively. He currently also serves on the boards of Silver Wheaton Corp. (TSX), Capstone Mining Corp. (TSX), Alexco Resource Corp. (TSX) and Geologix Explorations Inc. (TSX).

Timmins Board Committee Membership
Corporate Governance and Nominating Committee
Compensation Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000
Bruce Bragagnolo	Principal Occupation: Chief Executive Officer of Timmins
LLB
Age: 57 Vancouver, British Columbia Canada Timmins Director since March 17, 2005 Non-Independent

Biography: Mr. Bragagnolo is the Chief Executive Officer and co-founder of Timmins. As Chief Executive Officer he oversees the strategic vision, administration and finance of Timmins. He has over 27 years of experience in the natural resource sector both as a lawyer and a director. Mr. Bragagnolo has been responsible for structuring and raising over 100 million dollars in equity and debt for Timmins and overseeing the growth of Timmins as it transitioned from junior developer to gold producer. As Chief Executive Officer he has guided Timmins to industry leading financial metrics. He does not serve on the board of any other public company.

Timmins Board Committee Membership
None
Timmins Securities Held
Common Shares	Options
2,628,000	3,000,000
Bryan A. Coates	Principal Occupation: President of Osisko Gold Royalties Ltd.
B.Com (Honours), CPA, CA
Age: 57 Saint-Lambert, Quebec Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Coates has spent 30 years in the mining industry. He was most recently the Vice President Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired in June of 2014 for $3.9 billion. Osisko developed and operated the Canadian Malartic gold mine, the largest such mine in Quebec, and also conducted exploration work in Mexico. Prior to Osisko, Mr. Coates served as Vice President of Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. and has previously sat on the board of directors of various mining companies. He currently serves on the board of directors of Golden Queen Mining Company (TSX) and Niogold Mining Corporation (TSX-V).

Timmins Board Committee Membership
Compensation
Timmins Securities Held
Common Shares	Options
20,000	200,000

Anthony Hawkshaw	Principal Occupation: Corporate Director
BA
Age: 62 Vancouver, British Columbia Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Hawkshaw has more than 35 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawskshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chairman of the audit committee of Caza Gold Corp. He currently serves on the board of directors of Regulus Resources Inc. (TSX-V).

Timmins Board Committee Membership
Corporate Governance and Nominating Committee
Audit Committee
Timmins Securities Held
Common Shares	Options
140,000	200,000
Stephen Lang	Principal Occupation: Corporate Director
M.Sc. M.Eng, Mining Engineering
Age: 58 Columbia, Missouri USA Timmins Director since July 31, 2014 Independent

Biography: Mr. Lang has over 32 years of experience in the mining industry. He served as President and CEO of Centerra Gold Inc. from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. He also serves on the board of directors of Centerra Gold Inc. (TSX), Allied Nevada Gold Corp. (TSX; NYSE-MKT) and International Tower Hill Mines Ltd. (TSX; NYSE-MKT).

Timmins Board Committee Membership
Corporate Governance and Nominating Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000
Luc Lessard	Principal Occupation: President of Osisko Mining Group Inc. and CEO of Falco Resources Ltd.
B.A.Sc., P.Eng.
Age: 51 Montreal, Quebec Canada Timmins Director since July 31, 2014 Independent

Biography: Mr. Lessard has spent more than 25 years in the mining industry. Mr. Lessard was Senior Vice President and Chief Operating Officer of Osisko Mining Corporation from 2011 until it was acquired in June 2014 for $3.9 billion. He was Osisko’s Vice-President, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as Vice-President Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname. He also serves on the board of directors of Nighthawk Gold Corp. (TSX-V) and Falco Resources Ltd.

Timmins Board Committee Membership
Audit Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
Nil	200,000

Paula Rogers	Principal Occupation: Corporate Director
B.Com, CPA, CA
Age: 46 Vancouver, British Columbia Canada Timmins Director since August 3, 2011 Independent

Biography: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years of experience working for Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in the mining industry in both director and officer roles. Ms. Rogers was most recently the Chief Financial Officer of Castle Peak Mining Ltd. and a director and Chair of the Audit Committee of Athabasca Uranium Inc. From 2004 to 2010 she was Vice President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. Previously she had various senior financial roles at Finning International Inc. for over nine years after completion of her Chartered Accountant designation and articling at Deloitte Canada. She currently serves on the board of NeutriSci International Inc. (TSX-V) and Diversified Royalty Corp. (TSX), where she also serves as the Chair of the Audit Committee.

Timmins Board Committee Membership
Audit Committee
Compensation Committee
Timmins Securities Held
Common Shares	Options
12,500	525,000
Jose Alberto Vizquerra Benavides	Principal Occupation: President and Chief Executive Officer of Oban Mining Co.
M.Sc., Mineral Exploration, B. Eng., CPG
Age: 34 Toronto, Ontario Canada Timmins Director since November 27, 2013 Independent

Biography: Mr. Vizquerra has more than ten years of experience in mining. Prior to his current roles as President, CEO and director of Oban Mining Co., Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru and from 2008 until 2011, and a geologist with Goldcorp. from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English. He currently serves on the board of directors of Oban Mining Co. (TSX).

Timmins Board Committee Membership
Compensation Committee
Technical Committee
Timmins Securities Held
Common Shares	Options
15,000	325,000

Corporate Cease Trade Orders or Bankruptcies

No proposed director of Timmins is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Timmins) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director of Timmins:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including Timmins) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Stephen Lang is a director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015.

Penalties or Sanctions

No proposed director of Timmins has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of Timmins, has been furnished by the respective directors.

Other Matters

Management of Timmins knows of no other matter to come before the Timmins Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL INFORMATION CONCERNING THE NEWSTRIKE MEETING AND VOTING

Time, Date and Place

The Newstrike Meeting will be held at 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3, on April 29, 2015 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Newstrike Shareholders entitled to receive notice of and to vote at the Newstrike Meeting is March 16, 2015 (the “Record Date”). Only Newstrike Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Newstrike Meeting.

Approvals Required

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i) at least two-thirds of the votes cast on the Arrangement Resolution by Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Newstrike Meeting, and

(ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting, excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(d) of MI 61-101, due to the Arrangement being considered a “business combination” for the purposes of MI 61-101. The Arrangement is considered a “business combination” due to the Newstrike Major Shareholders, related parties of Newstrike, being party to the Bridge Facility which is a “connected transaction” (as that term is defined by MI 61-101) with the Arrangement.

See “The Arrangement – Newstrike Shareholder Approval”.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Newstrike for use at the Newstrike Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Newstrike Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Newstrike to whom no additional compensation will be paid. All costs of solicitation by management will be borne by Newstrike.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Newstrike Notice of Meeting and any other matters that may properly come before the Newstrike Meeting or any postponement or adjournment thereof. As at the date of this Circular, Newstrike’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Newstrike Meeting. However, if any amendments to matters identified in the accompanying Newstrike Notice of Meeting or any other matters which are not now known to management should properly come before the Newstrike Meeting or any postponement or adjournment thereof, the Newstrike Shares represented by properly executed proxies given in favour of the person(s) designated by management of Newstrike in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to Newstrike’s management are specified, the Newstrike Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Newstrike Shares represented by a proxy given to Newstrike’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular. A Newstrike Shareholder has the right to appoint a person (who need not be a Newstrike Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Newstrike Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Newstrike Shareholders are invited to attend the Newstrike Meeting. Registered Shareholders who are unable to attend the Newstrike Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Newstrike Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Newstrike Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Newstrike Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a Newstrike Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Newstrike Shareholder or his or her legal representative authorized in writing or, where the Newstrike Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Newstrike’s principal and head office by fax at (604) 806-6110, or by mail or by hand at Suite 2000 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2 at any time up to and including the last business day preceding the day of the Newstrike Meeting, or in the case of any postponement or adjournment of the Newstrike Meeting, the last business day preceding the day of the postponed or adjourned Newstrike Meeting, or delivered to the Chair of the Newstrike Meeting on the day fixed for the Newstrike Meeting, and prior to the start of the Newstrike Meeting or any postponement or adjournment thereof. A registered Newstrike Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Voting of Newstrike Shares Owned by Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. If you are a Beneficial Shareholder of Newstrike Shares, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your Newstrike Shares at the Newstrike Meeting.

Intermediaries are required to forward the Meeting Materials to Benefical Shareholders unless in the case of certain proxy-related materials the Benefical Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. The Benefical Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Newstrike Shares to be represented at the applicable meeting.

Should a Beneficial Shareholder wish to attend and vote at the Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Quorum

A quorum at meetings of Newstrike Shareholders consists of one person present in person or by proxy.

Principal Holders of Newstrike Shares

The authorized share capital of Newstrike consists of an unlimited number of Newstrike Shares. As at the Record Date, 116,781,458 Newstrike Shares were issued and outstanding. Each Newstrike Share is entitled to one vote at a meeting of Newstrike Shareholders.

The Newstrike Board has fixed the close of business on March 16, 2015 as the Record Date for the purpose of determining the Newstrike Shareholders entitled to receive notice of the Newstrike Meeting, but the failure of any Newstrike Shareholder who was a Newstrike Shareholder on the Record Date to receive notice of the Newstrike Meeting does not deprive the Newstrike Shareholder of the right to vote at the Newstrike Meeting.

To the knowledge of the directors and executive officers of Newstrike, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of Newstrike:

Shareholder	Number of Shares	Percentage of Issued Capital
Lorito Holdings Ltd. and Zebra Holdings Ltd., as joint actors(1)	16,504,800	14.13%
(1)	Of the 16,504,800 shares, 9,346,467 are held by Lorito Holdings Ltd. and 7,158,333 are held by Zebra Holdings Ltd.

GENERAL INFORMATION CONCERNING THE TIMMINS MEETING AND VOTING

Time, Date And Place

The Timmins Meeting will be held at the Vancouver Club, 915 West Hastings Street, Vancouver British Columbia, V6C 1C6, on April 29, 2015 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Timmins Shareholders entitled to receive notice of and to vote at the Timmins Meeting is March 16, 2015 (the “Record Date”). Only Timmins Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Timmins Meeting.

Approvals Required

To be effective, the Timmins Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

See “The Arrangement – Timmins Shareholder Approval”.

To be effective, the resolutions regarding the election of directors and appointment of auditors must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

See “Annual Business to be Conducted at the Timmins Meeting”.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Timmins for use at the Timmins Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Timmins Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Timmins to whom no additional compensation will be paid. In addition, Timmins has retained the services of Laurel Hill to solicit proxies for a fee of approximately $35,000 plus reasonable additional out-of-pocket expenses. All costs of solicitation by management will be borne by Timmins.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Timmins Notice of Meeting and any other matters that may properly come before the Timmins Meeting or any postponement or adjournment thereof. As at the date of this Circular, Timmins’ management is not aware of any such amendments or variations, or of other matters to be presented for action at the Timmins Meeting. However, if any amendments to matters identified in the accompanying Timmins Notice of Meeting or any other matters which are not now known to management should properly come before the Timmins Meeting or any postponement or adjournment thereof, the Timmins Shares represented by properly executed proxies given in favour of the person(s) designated by management of Timmins in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to Timmins’ management are specified, the Timmins Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Timmins Shares represented by a proxy given to Timmins’ management will be voted FOR the approval of the Timmins Resolution, each as described in this Circular. A Timmins Shareholder has the right to appoint a person (who need not be a Timmins Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Timmins Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Timmins Shareholders are invited to attend the Timmins Meeting. Registered Shareholders who are unable to attend the Timmins Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Timmins Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on April 27, 2015, or in the case of any postponement or adjournment of the Timmins Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Timmins Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a Timmins Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Timmins Shareholder or his or her legal representative authorized in writing or, where the Timmins Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Timmins’ registered and principal office by fax at 604-682-4003, or by mail or by hand at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 at any time up to and including the last business day preceding the day of the Timmins Meeting, or in the case of any postponement or adjournment of the Timmins Meeting, the last business day preceding the day of the postponed or adjourned Timmins Meeting, or delivered to the Chair of the Timmins Meeting on the day fixed for the Timmins Meeting, and prior to the start of the Timmins Meeting or any postponement or adjournment thereof. A registered Timmins Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Voting of Timmins Shares Owned by Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. If you are a Beneficial Shareholder of Timmins Shares, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your Timmins Shares at the Timmins Meeting.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Intermediaries are required to forward the Meeting Materials to Benefical Shareholders unless in the case of certain proxy-related materials the Benefical Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. The Benefical Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Timmins Shares to be represented at the applicable meeting.

Timmins may utilize the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Should a Beneficial Shareholder wish to attend and vote at the Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Quorum

A quorum at meetings of Timmins Shareholders consists of two persons who are present in person or by proxy and each entitled to vote at such meeting of Timmins Shareholders.

Principal Holders of Timmins Shares

As at the date hereof, Timmins has issued and outstanding 179,877,379 fully paid and non-assessable Timmins Shares, each share carrying the right to one vote.

Any holder of Timmins Shares of record at the close of business on March 16, 2015 who either personally attends the Timmins Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Timmins Meeting.

To the best of the knowledge of the directors and executive officers of Timmins, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of Timmins other than:

Shareholder	Number of Timmins Shares Held	Percentage of Issued Capital
Sentry Investments Inc. 199 Bay Street, Suite 2700 Toronto, Ontario, M5L 1E2	27,767,900(1)	15.4%

(1)

According to a report filed under National Instrument 62-103 on SEDAR on August 8, 2014 by Sentry Investments Inc., who exercises control over but not ownership of such Timmins Shares and is at arms’ length to Timmins.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or the documents incorporated by reference herein, within the three years prior to the date of this Circular, no insider of Newstrike or Timmins, director or associate or affiliate of any insider or director of Newstrike or Timmins, has or had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect Newstrike or Timmins or any of their respective subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP and DuMoulin Black LLP on behalf of Timmins and Blake, Cassels & Graydon LLP on behalf of Newstrike. As of the date hereof, the partners and associates of DuMoulin Black LLP as a group beneficially owned, directly or indirectly, less than one percent of the Timmins Shares, and the partners and associates of Blake, Cassels & Graydon LLP as a group beneficially owned, directly or indirectly, less than one percent of the Newstrike Shares.

INTERESTS OF EXPERTS OF NEWSTRIKE AND TIMMINS

Names of Experts

Each of the authors in the following table is a “qualified person” under NI 43-101. Each qualified person has prepared or supervised the preparation of the report set opposite such qualified person’s name. Such reports contain certain scientific or technical information relating to Timmins’ San Francisco Project or Caballo Blanco Project, or Newstrike’s Ana Paula Project, as applicable, which information is contained in or incorporated by reference in this Circular.

Report	Authors
San Francisco Report	William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng.
Caballo Blanco Report	Joseph M. Keane, P.E., Brent C. Bailey, P.E., Jim Cuttle, P.Geo., Gary Giroux, P.Eng., Stephen Taylor, P.E. and Dino Pilotto, P.Eng.
Ana Paula Report	Michel Creek, Robert Matter, P. Eng., Tony Loschiavo, P. Eng., Craig Gibson, P. Geo, Ph. D., Kelly McLeod, P. Eng., Herb Welhener, and Dawn Garcia

To the knowledge of Timmins, none of the aforementioned qualified persons for the San Francisco Report or the Caballo Blanco Report received or has received a direct or indirect interest in the property of Timmins or of any associate or affiliate of Timmins. As of the date hereof, to Timmins’ knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Timmins.

To the knowledge of Newstrike, other than as expressed in the table below, none of the aforementioned qualified persons for the Ana Paula Report received or has received a direct or indirect interest in the property of Newstrike or of any associate or affiliate of Newstrike. As of the date hereof, to Newstrike’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Newstrike.

Name of Expert	Interest in securities of Newstrike
Craig Gibson	6,000 Newstrike Shares and 558,000 Newstrike Options

In addition, the following persons and companies have prepared certain sections of this Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Cormark Securities Inc.(1)	Authors responsible for the preparation of the Newstrike Fairness Opinion
BMO Capital Markets(2)	Authors responsible for the preparation of the Timmins Fairness Opinion
Davidson & Company LLP(3)	Auditors of Newstrike
Deloitte LLP(4)	Auditors of Timmins
________________________
Notes:
(1)

To the knowledge of Newstrike, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Newstrike Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the Newstrike or of any associate or affiliate of the Newstrike.

(2)

To the knowledge of Timmins, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Timmins Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the Timmins or of any associate or affiliate of the Timmins.

(3)

Davidson & Company LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. Notes (1), (2) and (4) are not intended to apply to Davidson & Company LLP.

(4)

Deloitte LLP is independent of Timmins in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. Notes (1), (2) and (3) are not intended to apply to Deloitte LLP.

TIMMINS DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Timmins Board.

The information concerning Newstrike contained in this Circular, including the appendices attached hereto, has been provided by Newstrike. The Timmins Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Timmins assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Newstrike to disclose facts or events which may affect the accuracy of any such information.

DATED this 23rd day of March, 2015.

BY ORDER OF THE BOARD OF
DIRECTORS OF TIMMINS GOLD CORP.

“Bryan A. Coates”
Bryan A. Coates
Chair of the Board of Directors

NEWSTRIKE DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Newstrike Board.

The information concerning Timmins contained in this Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Timmins. The Newstrike Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Newstrike assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Timmins to disclose facts or events which may affect the accuracy of any such information.

DATED this 23rd day of March, 2015.

BY ORDER OF THE BOARD OF
DIRECTORS OF NEWSTRIKE CAPITAL INC.

“Richard O’C. Whittall”
Richard O’C. Whittall
Director

GLOSSARY OF DEFINED TERMS

The following terms used in this Circular have the meanings set forth below.

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by the Arrangement Agreement including any transaction involving only Newstrike or Timmins and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest, or inquiry from any person or group of persons (other than a Party or any of its affiliates) after the date hereof relating to:

(a)	any acquisition or sale, direct or indirect (including by way of option, lease or joint venture), of:

(i)

the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole; or

(ii)

20% or more of any voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole;

(b)

any take-over bid, tender offer or exchange offer for any class of voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of a Party and/or one or more of its subsidiaries that, if consummated, would result in such Person or Persons beneficially owning 20% or more of any class of such securities;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries;

(d)	any transaction or series of transactions similar to those referred to in paragraphs (a), (b), or (c) above involving a Party or any of its subsidiaries; or

(e)	any public announcement of an intention to do any of the foregoing.

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Ana Paula Report” means the NI 43-101 technical report titled “Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico”, date effective August 8, 2014.

“Ana Paula Project” means Newstrike’s gold project located in Guerrero State, Mexico.

“Arrangement” means the arrangement involving Newstrike and Timmins under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, pursuant to which Timmins will acquire all of the outstanding Newstrike Shares.

“Arrangement Agreement” means the arrangement agreement dated as of February 16, 2015 between Newstrike and Timmins, as may be amended, varied or supplemented from time to time.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“Arrangement Resolution” means the special resolution of the Newstrike Shareholders, approving the Arrangement to be considered at the Newstrike Meeting, in the form set out in Appendix D hereto.

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder.

“Beneficial Shareholder” has the meaning ascribed thereto under “Joint Management Information Circular – Information for Beneficial Shareholders”.

“BMO” means BMO Nesbitt Burns Inc., financial advisor to Timmins and the Timmins Board.

“BMO Engagement Letter” has the meaning ascribed thereto under “The Arrangement – Timmins Fairness Opinion – Engagement of BMO”.

“Bridge Facility” means the loan facility of up to C$2,000,000 made available by the Newstrike Major Shareholders in tranches of not less than C$200,000 to be drawn down as required for exploration activities at the Ana Paula Project and for general corporate purposes of Newstrike.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Caballo Blanco Report” means the NI 43-101 technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins on January 28, 2015, with an effective date as of May 7, 2012.

“Caballo Blanco Project” means Timmins’ gold project located in Veracruz State, Mexico.

“CDS” means CDS Clearing and Depository Services Inc.

“Change in Recommendation” means the circumstances where, prior to Newstrike having obtained the Newstrike Shareholder Approval or Timmins having obtained the Timmins Shareholder Approval, as applicable, the board of directors of a Party fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the other Party or fails to reaffirm its recommendation of the Arrangement within five (5) business days (and in any case prior to the Newstrike Meeting and the Timmins Meeting) after having been requested in writing by such other Party to do so, in a manner adverse to such other Party (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten (10) business days (or beyond the date which is one day prior to the Newstrike Meeting and the Timmins Meeting, if sooner) shall be considered an adverse modification).

“Circular” means the Newstrike Notice of Meeting and the Timmins Notice of Meeting to be sent to the Newstrike Shareholders in connection with the Newstrike Meeting and to the Timmins Shareholders in connection with the Timmins Meeting, respectively, together with this joint management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, as amended, supplemented or otherwise modified from time to time.

“Code” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“Combined Company” means Timmins after completion of the Arrangement.

“Computershare” means Computershare Investor Services Inc.

“Confidentiality Agreements” means the confidentiality agreements between Timmins and Newstrike, dated November 11, 2014 and February 2, 2015, as amended or supplemented from time to time.

“Consideration” means the consideration to be received by the Newstrike Shareholders pursuant to the Plan of Arrangement as consideration for their Newstrike Shares, consisting of 0.90 of a Timmins Share and one one-hundredth of one cent ($0.0001) per Newstrike Share.

“Cormark” means Cormark Securities Inc., financial advisor to the Newstrike Special Committee.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“D&O Insurance” has the meaning attributed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – Insurance and Indemnification of Directors and Officers”.

“Debenture” means the secured debenture in the principal amount of C$2,000,000 issued pursuant to the Bridge Facility.

“Depositary” means Computershare Investor Services Inc., which has been appointed as depositary by Timmins and Newstrike for the purpose of, among other things, exchanging certificates representing Newstrike Shares for the Timmins Shares issuable in connection with the Arrangement.

“Dissenting Newstrike Shareholder” means a registered holder of Newstrike Shares who validly dissents in respect of the Arrangement in strict compliance with the procedure for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

“Dissent Rights” means the rights of dissent exercisable by the Newstrike Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissent Shares” means Newstrike Shares held by a Dissenting Shareholder and in respect of which the Dissenting Newstrike Shareholder has validly exercised Dissent Rights.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Elected Amount” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Newstrike Shares for the Consideration – Section 85 Election”.

“Eligible Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Newstrike Shares for the Consideration – Section 85 Election”.

“Exchange Ratio” means 0.9 of a Timmins Share for each Newstrike Share.

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Newstrike and Timmins, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of the Parties, acting reasonably) on appeal.

“Holder” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations”.

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Newstrike Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably).

“Intermediary” has the meaning ascribed thereto under “Joint Management Information Circular – Information for Beneficial Shareholders”.

“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of governmental entities, including Mexican Antitrust Approval, as set out in Schedule “C” to the Arrangement Agreement.

“Laurel Hill” means Laurel Hill Advisory Group, proxy solicitation agent to Newstrike and Timmins.

“Letter of Transmittal” means the letter of transmittal that accompanies this Circular for use by registered Newstrike Shareholders.

“Locked-Up Shareholders” means, collectively, the Newstrike Locked-Up Shareholders and the Timmins Locked-Up Shareholders.

“Matching Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Maturity Date” means the earlier of: (i) the closing of the Arrangement; and (ii) August 31, 2015.

“Mexican Antitrust Approval” means the approval of the Mexican Federal Economic Competition Commission under the Ley Federal de Competencia Económica.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Newstrike” means Newstrike Capital Inc., a corporation existing under the BCBCA.

“Newstrike Board” means the board of directors of Newstrike as the same is constituted from time to time.

“Newstrike Board Nominee” means that person nominated by Newstrike to be a director of Timmins as of the Effective Time, provided that such person shall be acceptable to Timmins, acting reasonably;

“Newstrike Change in Recommendation” means a Change in Recommendation by the Newstrike Board.

“Newstrike Disclosure Letter” means the disclosure letter executed by Newstrike and delivered to Timmins on February 16, 2015 in connection with the execution of the Arrangement Agreement.

“Newstrike Fairness Opinion” means the opinion provided by Cormark to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Arrangement is fair from a financial point of view to the Newstrike Shareholders.

“Newstrike Locked-Up Shareholders” means (i) all of the directors and officers of Newstrike and (ii) the Newstrike Major Shareholders

“Newstrike Major Shareholders” means (i) Lorito Holdings S.à.r.l. and (ii) Zebra Holdings and Investments S.à.r.l.

“Newstrike Meeting” means the special meeting of Newstrike Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose set out in this Circular.

“Newstrike Notice of Meeting” means the Notice of Special Meeting of Shareholders of Newstrike accompanying this Circular.

“Newstrike Optionholders” means the holders of Newstrike Options.

“Newstrike Options” means the outstanding options to purchase Newstrike Shares granted under or otherwise subject to the Newstrike Stock Option Plan.

“Newstrike Shareholder Approval” means the requisite approval of the Arrangement Resolution by (i) 662/3% of the votes cast on the Arrangement Resolution by Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Newstrike Meeting and (ii) a majority of the votes cast on the Arrangement Resolution by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Newstrike Meeting excluding for this purpose votes attached to Newstrike Shares held by the Newstrike Major Shareholders and any other person described in items (a) through (d) of section 8.1(2) of MI 61-101.

“Newstrike Shareholders” means the holders of Newstrike Shares.

“Newstrike Shares” means common shares in the capital of Newstrike, as currently constituted and that are currently listed and posted for trading on the TSX-V under the symbol “NES”.

“Newstrike Special Committee” means the independent committee of the Newstrike Board, comprised of Messrs. Robert Withers, Mark Backens and Kevin Rathbun (Chair).

“Newstrike Stock Option Plan” means the 2010 stock option plan of Newstrike, approved most recently by the Newstrike Shareholders on January 28, 2014.

“Newstrike Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions.

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“Notice Shares” has the meaning ascribed thereto under “Rights of Dissenting Newstrike Shareholders”.

“NYSE MKT” means the NYSE MKT LLC.

“Outside Date” means means August 31, 2015, or such later date as may be agreed to in writing by the Parties.

“Parties” means Newstrike and Timmins, and “Party” means either of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, registration or other authorization of and from any governmental entity.

“Petition” means the Notice of Hearing of Petition for the Final Order.

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Passive Foreign Investment Company Considerations – PFIC Status of Newstrike”.

“Plan of Arrangement” means the plan of arrangement substantially in the form and on the terms set out in Appendix F hereto, and any amendments or variations thereto made in accordance with section 9.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Timmins and Newstrike, each acting reasonably.

“Principal Amount” means up to C$2,000,000.

“Proposed Amendments” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations”.

“Receiving Party” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Record Date” means March 16, 2015.

“Registrar” has the meaning ascribed thereto under “The Arrangement – Procedure for the Arrangement to Become Effective”.

“Replacement Option” has the meaning ascribed thereto under “The Arrangement – Description of the Arrangement”.

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Responding Party” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Response” has the meaning ascribed thereto under “The Arrangement – Court Approval and Completion of the Arrangement”.

“Response Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“RRIF” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“RRSP” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“San Francisco Project” means Timmins’ gold project located in Sonora, Mexico.

“San Francisco Report” means the NI 43-101 F1 Technical Report titled “Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora Mexico” dated December 6, 2013, with an effective date of October 1, 2013.

“SEC” means the United States Securities and Exchange Commission.

“Section 85 Tax Election Instruction Letter” means the tax election letter accompanying the Letter of Transmittal, providing certain instructions on how to complete the Tax Election forms.

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada.

“Securities Laws” means the Securities Act (British Columbia) and the U.S. Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means, collectively, the Newstrike Shareholders and the Timmins Shareholders.

“Shares” means, collectively, the Newstrike Shares and the Timmins Shares.

“Superior Proposal” means:

(a)

with respect to Newstrike, any bona fide unsolicited written Acquisition Proposal made after the date of the Arrangement Agreement (and not obtained in violation of Section 7.2 of the Arrangement Agreement) that would result in any person becoming the beneficial owner of 100% of the outstanding Newstrike Shares or all or substantially all of the consolidated assets of Newstrike and its subsidiaries and:

(i)

that, in the case of an Acquisition Proposal to acquire the outstanding Newstrike Shares, is made available to all Newstrike Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(ii)	is not subject to a financing or due diligence condition;

(iii)	in respect of which the Newstrike Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that:

(A)

the transactions contemplated by such Acquisition Proposal are reasonably capable of being completed in accordance with their terms and without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(B)	failure to recommend such Acquisition Proposal to the Newstrike Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(C)

having regard for all of its terms and conditions and the terms and conditions of the Arrangement, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Newstrike Shareholders (in their capacity as such) from a financial point of view than the Arrangement, after taking into account any change to the terms of the Arrangement proposed by Timmins pursuant to Section 7.3 of the Arrangement Agreement; and

(b)

with respect to Timmins, any bona fide unsolicited written Acquisition Proposal made after the date of the Arrangement Agreement (and not obtained in violation of Section 7.2 of the Arrangement Agreement) that would result in any person becoming the beneficial owner of 100% of the outstanding Timmins Shares or all or substantially all of the consolidated assets of Timmins and its subsidiaries and:

(i)

that, in the case of an Acquisition Proposal to acquire the outstanding Timmins Shares, is made available to all Timmins Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(ii)	is not subject to a financing or due diligence condition; and

(iii)	in respect of which the Timmins Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that:

(A)

the transactions contemplated by such Acquisition Proposal are reasonably capable of being completed in accordance with their terms and without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(B)	failure to recommend such Acquisition Proposal to the Timmins Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(C)

having regard for all of its terms and conditions and the terms and conditions of the Arrangement, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Timmins Shareholders (in their capacity as such) from a financial point of view than the Arrangement, after taking into account any change to the terms of the Arrangement proposed by Newstrike pursuant to Section 7.3 of the Arrangement Agreement.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Election” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Newstrike Shares for the Consideration – Section 85 Election”.

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any governmental entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any governmental entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any governmental entity, and any transferee liability in respect of any of the foregoing.

“Termination Fee” means $5.5 million.

“TFSA” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“Timmins” means Timmins Gold Corp., a corporation existing under the laws of British Columbia.

“Timmins Board” means the board of directors of Timmins as the same is constituted from time to time.

“Timmins Change in Recommendation” means a Change in Recommendation by the Timmins Board.

“Timmins Disclosure Letter” means the disclosure letter executed by Timmins and delivered to Newstrike on February 16, 2015 in connection with the execution of the Arrangement Agreement.

“Timmins Fairness Opinion” means the opinion provided by BMO to the effect that as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins.

“Timmins Interested Parties” has the meaning ascribed thereto under “The Arrangement – Timmins Fairness Opinion – Independence of BMO”.

“Timmins Locked-Up Shareholders” means the directors and executive officers of Timmins.

“Timmins Meeting” means the annual and special meeting of Timmins Shareholders, including any adjournment or postponement of such annual and special meeting in accordance with the terms of the Arrangement Agreement, to be called to consider the Timmins Resolution, to conduct Timmins’ annual business, and for any other purpose set out in this Circular.

“Timmins Notice of Meeting” means the Notice of the Annual and Special Meeting of Shareholders of Timmins accompanying this Circular.

“Timmins Options” means the outstanding options to purchase Timmins Shares granted under or otherwise subject to the Timmins Stock Option Plan.

“Timmins Resolution” means the resolution of the Timmins Shareholders approving the issuance, or reservation for issuance, as the case may be, of Timmins Shares pursuant to the Arrangement in the form set out in Appendix E hereto.

“Timmins Shareholder Approval” means the requisite approval of the Timmins Resolution by a majority of the votes cast by Timmins Shareholders present in person or represented by proxy and entitled to vote at the Timmins Meeting.

“Timmins Shareholders” means the holders of Timmins Shares.

“Timmins Shares” means common shares in the capital of Timmins as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “TMM” and on the NYSE MKT under the symbol “TGD”.

“Timmins Stock Option Plan” means the stock option plan of Timmins most recently approved by the Timmins Shareholders on July 18, 2013, as amended.

“Timmins Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”.

“Treasury Regulations” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“TSX” means the Toronto Stock Exchange. “TSX-V” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended.

“U.S. GAAP” means United States generally accepted accounting principles applicable to publicly accountable enterprises.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended.

“VIF” has the meaning ascribed thereto under the heading “Joint Management Information Circular – Information for Beneficial Shareholders”.

“Voting Agreements” means, collectively, the voting agreements (including any amendments thereto) dated February 16, 2015 between Timmins and each of the Newstrike Locked-Up Shareholders and the voting agreements (including any amendments thereto) dated February 16, 2015 between Newstrike and each of the Timmins Locked-Up Shareholders.

“Withholding Obligation” has the meaning ascribed thereto under the heading “The Arrangement – Withholding Rights”.

CONSENT OF BMO NESBITT BURNS INC.

To: The Board of Directors of Timmins Gold Corp.

We hereby consent (i) to the references within the joint management information circular of Timmins Gold Corp. (“Timmins”) and Newstrike Capital Inc. (“Newstrike”) dated March 23, 2015 (the “Circular”) to our fairness opinion dated February 16, 2015, which we prepared for the Board of Directors of Timmins in connection with the Arrangement Agreement dated February 16, 2015 between Timmins and Newstrike, and (ii) to the inclusion of the full text of the Timmins Fairness Opinion as Appendix “J” to the Circular and to the filing of the Timmins Fairness Opinion in the Circular with the applicable securities regulatory authorities. In providing this consent, we do not intend that any persons other than the Board of Directors of Timmins rely upon the Timmins Fairness Opinion.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Circular.

“BMO NESBITT BURNS INC.”

BMO Nesbitt Burns Inc.

March 23, 2015

CONSENT OF CORMARK SECURITIES INC.

To: The Special Committee of Independent Directors of Newstrike Capital Inc. (the “Special Committee”) We hereby consent (i) to the references within the joint management information circular of Timmins Gold Corp. (“Timmins”) and Newstrike Capital Inc. (“Newstrike”) dated March 23, 2015 (the “Circular”) to our fairness opinion dated February 16, 2015, which we prepared for the Special Committee in connection with the Arrangement Agreement dated February 16, 2015 between Timmins and Newstrike, and (ii) to the inclusion of the full text of the Newstrike Fairness Opinion as Appendix “I” to the Circular and (iii) to the filing of the Circular with the Newstrike Fairness Opinion included therein with the applicable securities regulatory authorities. In providing this consent, we do not intend that any persons other than the Special Committee or Board of Directors of Newstrike rely upon the Newstrike Fairness Opinion.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Circular.

“CORMARK SECURITIES INC.”

Cormark Securities Inc.

March 23, 2015

APPENDIX A
INFORMATION RELATING TO NEWSTRIKE

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Newstrike. See “Appendix B - Information Relating to Timmins” and “Information Relating to the Combined Company” for business, financial and share capital information relating to Timmins and the Combined Company, respectively. Further information regarding Newstrike is set forth in the Newstrike management discussion and analysis (the “MD&A”).

Corporate Summary

Newstrike was originally incorporated under the Business Corporations Act (Alberta) on November 7, 2000 under the name “Erez Inc.”. The name was changed to “MCS Global Corp.” on June 20, 2003. On April 21, 2006, MCS Global Corp continued to British Columbia under the Business Corporations Act (British Columbia), and subsequently changed its name to “Newstrike Capital Inc.” on May 5, 2006. Newstrike has a head office located at Suite 2000 - 1066 West Hastings Street, Vancouver, BC, V6E 3X2.

Newstrike is a reporting issuer in the provinces of British Columbia and Alberta, Canada. Newstrike is listed on the TSX Venture Exchange (the “TSX-V”) as a Tier 2 mining issuer, with the trading symbol “NES”. The fiscal year end of Newstrike is July 31.

The authorized share capital of Newstrike consists of an unlimited number of common shares without par value, of which 116,781,458 common shares were issued and outstanding as of the date of this Circular.

Intercorporate Relationships

In 2008, Newstrike acquired 100% of the issued and outstanding capital stock of Aurea Mining Inc. (“Aurea Mining”), which holds all but one share in Minera Aurea, S.A. de C.V. (“Minera Aurea”), the other share being held by a Mexican private corporation. Newstrike, through Minera Aurea, holds certain exploration properties in Mexico.

The following chart sets forth the names of the subsidiaries of Newstrike, the jurisdiction of incorporation and the direct or indirect percentage ownership of each such subsidiary:

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

Newstrike is in the business of acquiring, exploring, evaluating and developing mineral property concessions in Mexico.

On June 24, 2010, Newstrike acquired a 100% interest in four mineral claims comprising the Ana Paula property (“Ana Paula” or the “Ana Paula Project”) from Goldcorp Inc. (“Goldcorp”) totaling 7,622 hectares situated in Guerrero State, Mexico. As consideration for the concessions, Newstrike paid C$1.5 million in cash and 1,412,762 common shares of Newstrike having an aggregate value of C$600,000.

On October 7, 2010, agreements to provide access rights were entered into for a term of 10 years which related to the surface area overlying the area of exploration interest in Ana Paula, an area that is defined by a one by two kilometer surface gold anomaly underlain by coincident geophysical anomalies. Further to this, on March 2, 2011 Newstrike announced it had purchased title to certain strategic land parcels from Goldcorp that includes the high grade Breccia Zone discovery announced on January 18, 2011.

On March 2, 2011 Newstrike announced that it finalized an agreement to purchase approximately 139 hectares of land, located within the Ana Paula property, from a wholly-owned subsidiary of Goldcorp. As consideration for the land, Newstrike issued 83,320 common shares to the vendor, valued at $75,675.

Mexico

The Ana Paula Project is located in the Guerrero Gold Belt (the “GGB”) in the State of Guerrero, Mexico, roughly halfway between the cities of Mexico City and Acapulco. It extends for at least 55 Km from southeast to northwest and remains open to exploration in all directions.

Mexico is a favourable jurisdiction for mining investment with clearly established mining law and regulatory process as demonstrated by the existence of operating gold mines such as Goldcorp’s Los Filos, located in close proximity to Ana Paula. Furthermore, Torex Gold’s El Limon/Guajes Mine is currently under construction immediately across the Balsas River from the Ana Paula Project. Ana Paula, as demonstrated in the illustration below, is close to all necessary infrastructure including water, road, power and people.

Ana Paula

On acquisition of the Ana Paula Project in 2010, Newstrike originally controlled a 100% interest in 88,952.42 contiguous hectares within the GGB in 17 individual mineral rights concessions (claims) that were managed as a single claim grouping. Certain claims within the GGB land position are subject to underlying royalty agreements.

Aurea Norte

The Aurea Norte project consists of nine contiguous and 100% owned claims totaling 59,637.17 hectares. The project covers the northwest extension of the GGB and is contiguous with the Aurea Sur project to the south. The project lies on the previously untested northwest extension along a trend of gold deposits discovered within the GGB.

The Aurea Norte project surrounds Newstrike’s flagship Ana Paula Project. In October of 2013, fifteen high priority targets were identified in a ZTEM airborne geophysical survey. Seven targets coincide with anomalous surface gold geochemistry, ranging from weakly anomalous to a best sample of 16.7 grams per tonne gold from outcrop chip samples.

Oaxaca

Newstrike also controls 10,603.29 contiguous hectares in Oaxaca State with no underlying royalties. Newstrike has a 100% ownership in the Ejutla Fracc. 2 (“Ejutla ” or “the property”) mineral concession that lies within the established silver and gold bearing polymetallic low sulphidation epithermal Taviche mining district in Oaxaca State, Mexico. Mineral rights were acquired through direct staking in 2007 (Table 1.0) . The property is located between two low cost operating narrow vein underground mines; the San Jose mine owned by Fortuna Silver Mines Inc., about 20 kilometres to the west of Ejutla; and the Águila mine owned by Gold Resources Corporation, located about 25 kilometres to the east of Ejutla. The property is underlain by a Tertiary rhyolite-rhyodacite sub-volcanic suite and is crosscut by the northwesterly trending Las Casas and Duraznillo Structural corridors; two parallel corridors interpreted as forming part of an extensional rift environment. Extensive underlying gold- silver bearing low sulphidation epithermal style of vein mineralization is hosted within both structural corridors. This setting is comparable to other deposits of the central Taviche Mining District.

As part of the planned reductions in holding costs, Newstrike has completed applications to reduce individual claims, with final acceptance pending from the mines office. If current applications to reduce Newstrike’s mineral rights concessions are accepted as filed, the total land holdings will be as reported on Table 1.

Table 1.0: Land Position (mineral claims) as of December 18, 2014

PROJECT	CLAIM	HECTARES	DATE GRANTED	CLAIM NUMBER	EXPIRATION DATE

AUREA NORTE PROJECT, GUERRERO STATE
	EL COYOTE	13,535.84	Jun-15-04	222224	June-14-54
	COSMOS	7,245.42	Jun-14-05	224813	June-13-55
	COYOPANCHO	3,833.79	Feb-03-05	223694	Feb-02-55
	CUETZALA	8,282.00	Jun-14-05	224814	June-13-55
	LA MORENITA	200.00	May-03-05	224383	May-02-55
	DON JESUS	1,518.65	Jan-17-08	231103	Jan-16-58
	ESTEFANIA	8,177.05	Jan-17-08	231104	Jan-16-58
	ESTEFANIA FRACC. I	100.00	Jan-17-08	231105	Jan-16-58
		42,892.75

AUREA SUR PROJECT, GUERRERO STATE
	OTTAWA	3,452.00	Mar-26-04	221781	Mar-25-54
	EL CONSORCIO	2,367.00	Jul-06-04	222399	July-05-54
		5,819.00

ANA PAULA PROJECT, GUERRERO STATE
	TEMBO	2,243.00	Sep-30-03	220693	Sep-29-53
	TEMBO 2	562.69	Sep-13-05	225486	Sep-12-55
	TEMBO 3	2,821.69	Jan-17-08	231106	Jan-16-58
	APAXTLA 3	1,995.00	Jul-31-02	217559	Jul-30-52
		7,622.38

TAVICHE DISTRICT, OAXACA STATE
	EJUTLA FRACCION 2	10,603.29	Mar-07-08	231537	Mar-06-58

TOTAL		66,937.42

Competitive Conditions

Newstrike’s business is competitive, and Newstrike competes with other exploration, development and mining companies, many of which have greater resources and experience. As described in this Circular, under “Risk Factors”, competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and the capital for the purpose of financing development of desired properties.

Health, Safety and Environment

Newstrike places great emphasis on providing a safe and secure working environment for all of Newstrike’s employees and contractors, and recognizes the importance of operating in a sustainable manner.

Three Year History

Year Ended 2012

On February 3, 2012, Newstrike announced that its wholly-owned Mexican subsidiary, Minera Aurea, entered into a purchase option agreement for certain privately held land parcels at the Ana Paula Project in Guerrero State, Mexico. Newstrike acquired 100% ownership in approximately 935.85 hectares by making staged payments over the proceeding four years for a total of C$983,624 (based on a 13.32 Mexican peso exchange rate the day of signing).

On February 10, 2012, Newstrike announced the election of Mr. George L. Brack to Newstrike's board of directors (the “Newstrike Board”). Mr. Brack previously held positions as the Managing Director and Industry Head, Mining Group, of Scotia Capital where he led a team responsible for the identification, evaluation and execution of strategic mergers and acquisitions, as well as the provision of equity financing.

On March 20, 2012, Newstrike closed a C$24.8 million bought deal private placement of common shares (the “2012 Private Placement”). Newstrike issued a total of 8,000,000 common shares at a price of C$3.10 per common share raising gross proceeds of C$24.8 million. The 2012 Private Placement financing was placed by a syndicate of underwriters led by Cormark Securities Inc. and included GMP Securities L.P., Scotia Capital Inc., Euro Pacific Canada Inc., Desjardins Securities Inc., Macquarie Capital Markets Canada Ltd. and Raymond James Ltd. (collectively, the “Underwriters”). The net proceeds of the 2012 Private Placement were used for continued exploration of Newstrike’s Ana Paula Project as well as other exploration activities within the GGB and for general corporate purposes and working capital. In connection with the offering, the Underwriters were paid a cash commission in an amount equal to 5.0% of the gross proceeds of the 2012 Private Placement.

On July 23, 2012, Newstrike announced the appointment of Mr. Thomas H. Bagan P.E. MBA, as Vice President of Project Development. Mr. Bagan held several senior management positions in open-pit and underground mines spanning four continents and 14 countries. Mr. Bagan was made responsible for directing project development and overseeing the engineering studies at the Ana Paula Project.

Year Ended 2013

On March 27, 2013, Newstrike announced its first resource estimate prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) for the Ana Paula Project in the Municipalities of Cuetzala del Progreso and Apaxtla de Castrejón, Guerrero State, Mexico. The Ana Paula mineral resource estimate was developed by Independent Mineral Consultants of Tucson, Arizona, USA (“IMC”) for Newstrike under the direction of Mr. H. E. Welhener. The resource was based on 130 diamond core drillholes aggregating 67,943 metres and containing 45,512 assay intervals, of which effectively all are assayed for gold and silver. The mineral resource estimate has an effective date of February 26, 2013.

On May 8, 2013, Newstrike filed on SEDAR a technical report, which included a mineral resource estimate at the Ana Paula Project. The independent technical report, entitled “Ana Paula Project - Technical Report and Initial Resource Estimate, Municipalities of Cuetzala Del Progreso and Apaxtla del Castregon, Guerrero State, Mexico” was prepared in accordance with NI 43-101. The Ana Paula Project mineral resource estimate was developed by IMC for Newstrike, and has an effective date of February 26, 2013.

Year Ended 2014

On November 27, 2013, the Newstrike Board approved and adopted an advance notice policy (the “Policy”). The purpose of the Policy is to provide Shareholders, directors and management of Newstrike with a clear framework for nominating directors of Newstrike.

On May 20, 2014, Newstrike appointed Mr. Mark D. Backens to the Newstrike Board.

On June 4, 2014, Newstrike relinquished title to Ejutla Fraccion 1, a mineral concession located in the Taviche District, State of Oaxaca, Mexico comprised of 7,124.11 hectares with a title number of 231538.

Events Subsequent to Year Ended 2014

On August 18, 2014, Newstrike announced completion of an independent NI 43-101 technical report that outlined the results of a successful exploration program on its Ejutla property located in Oaxaca State, Mexico. The technical report titled “Geological Report and Summary of Field Examination, Ejutla Property, Municipalities of San Pedro Taviche and San Nicolas Yaxe, District of Ocotlán and Municipalities of Santa Maria Zoquitlán and San Pedro Totolapan, District of Tlacolula, Oaxaca State, Mexico” with an effective date of July 1, 2014 was filed on SEDAR. The report was completed by Mr. Robert Lunceford, M.Sc., CPG of Reno, Nevada.

On September 5, 2014, Newstrike made an application to relinquish title to Las Vinatas, a mineral concession located in the Aurea Sur project, State of Guerrero, Mexico comprised of 2,616.82 hectares with title number 225449.

On September 15, 2014, Newstrike announced the results of an independent technical report developed in accordance with CIM guidelines for a NI 43-101 Preliminary Economic Assessment (“PEA”) on its Ana Paula Project. A subsequent announcement was made on October 30, 2014, together with the publication of the PEA.

On September 30, 2014, Newstrike made applications to alter title to the following mineral concessions:

a)	relinquish Don Richard, a mineral concession located in the Aurea Norte project, State of Guerrero, Mexico comprised of 1,722.06 hectares with title number 224743;

b)

divide the surface area of Cosmos, a mineral concession located in Aurea Norte project, State of Guerrero, Mexico comprised of 9,450.15 hectares with title number 224813 into two concessions: Cosmos Fraccion 1 and Cosmos Fraccion 2. The aggregate size of the two concessions would total 7,245.42 hectares.

c)

reduce the surface area of Cuetzala, a mineral concession located in the Aurea Norte project, State of Guerrero, Mexico comprised of 18,522.25 hectares with title number 224814. The size of the new Cuetzala concession would be 8,282.00.

d)

reduce the surface area of Coyopancho, a mineral concession located in the Aurea Norte project, State of Guerrero, Mexico comprised of 5,351.62 hectares with title number 223694. The size of the new Coyopancho concession would be 3,833.79.

e)

reduce the surface area of Estefania, a mineral concession located in the Aurea Norte project, State of Guerrero, Mexico comprised of 9,187.05 hectares with title number 231104. The size of the new Estefania concession would be 8,177.05 hectares.

f)	relinquish title to El Durazno, a mineral concession located in the Aurea Sur project, State of Guerrero, Mexico comprised of 13,306.60 hectares with title number 224953.

On October 30, 2014 Newstrike filed the PEA on its Ana Paula Project. The PEA study was prepared by JDS Energy & Mining Inc., under the direction of Thomas H. Bagan, Vice President, Project Development (Newstrike).

On February 17, 2015, Timmins and Newstrike entered into the Arrangement Agreement.

The Ana Paula Project

The information in this section is summarized, compiled or extracted from the PEA and is qualified in its entirety with reference to the full text of the PEA.

Mike Creek, P.E., who is a “Qualified Person” within the meaning of NI 43-101, supervised the preparation of the information that forms the basis for the technical disclosure that relates to the Ana Paula Project contained in this Circular.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Readers should read this summary in conjunction with the PEA, which is available for review under Newstrike’s profile on SEDAR website at www.sedar.com. Capitalized terms in this summary which are not otherwise defined herein have the meanings ascribed to them in the PEA.

Property Description and Location

The Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, roughly half way between the major cities of Mexico City and the Port of Acapulco. The Ana Paula Project centroid is defined by UTM Q14N, WGS84, 409,027.8E and 1,997,632.6N or by 99° 51' 34.4 west longitude and 18° 3' 55.2 north latitude.

Mineral Concessions and Agreements with Surface Owners

Mexico is a constituted federation of independent states that has been a party to the North American Free Trade Agreement (“NAFTA”) since it was signed it into law in December, 1993 and effective on January 1, 1994; as such it is governed by a tax and trade regime comparable to the USA and Canada. It operates under western-style legal and accounting systems, with a 30% flat tax rate.

The Mexican Constitution maintains a direct non-transferable ownership of the nation's mineral wealth (considered a national resource) that is governed under established Mining Law. The use and exploitation of such national resources is provided for through clear title to a mineral rights concession (lot or concession) that is granted by the Federal Executive Branch for a fee and under prescribed conditions. Mining concessions are only granted to Mexican companies and nationals or Ejidos (as defined below), (agrarian communities, communes, and indigenous communities). Foreign companies can hold mining concessions through their 100% owned Mexican-domiciled companies. A number of Government agencies have responsibility for enforcing mining laws and its applicable regulations that must be complied with; non-compliance may result in cancellation of a concession.

Mining concessions confer rights with respect to all mineral substances as listed in their Registry document (the title) provided the concessions are kept in good standing. The main obligations to maintain title to a concession in good standing are performance of work expenditures, payment of mining fees and compliance with environmental laws. Mineral rights fees are paid bi-annually in January and July, and annual proof of exploration work expenditures is done via a work report filed by the end of May of the following year (assessment report or comprobacion de obras). The amount of the mineral rights fees and the amount of expenditures required varies each year. It is calculated based on a per hectare rate that typically increases annually in line with annual inflation rates. The new rates are published each year in advance in the Official Gazette of the Mexican Federation (“Diario Oficial”).

The application process to acquire mineral rights is established under the Mining Law. Title is granted following a due diligence investigation of a mineral rights application as filed by the qualified party. Mineral rights fees and assessment works are required as of the date a concession title is issued. Following changes to the Mining Law in 2006, there is no longer any difference in Mexico between an exploration concession and a mining concession. The term of a mineral rights concession is 50 years, with the term commencing on the date recorded by the Public Registry of Mining, which is the date title is granted. A second 50-year term can be granted if the applicant has abided by all appropriate regulations, and makes the application within five years prior to the expiration date of the original title. Title to the Ana Paula Project concessions is owned by Minera Aurea which is indirectly owned by Newstrike through Aurea Mining, but for one share held by a private Mexican corporation, with underlying royalties as described under the heading, Mineral Rights.

The Mexican Senate approved tax reform changes in Mexico that became effective January 1, 2014 affect operating mining companies in Mexico. The changes include: the corporate income tax remaining at 30%; a new mining royalty fee of 7.5% on income before tax, depreciation and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deduction for tax purposes. This implies an effective combined tax and royalty rate of 35.25% depending on how deductions will be applied. The new rates put Mexico in line with the primary mineral producing nations of the world. Should the tax reform changes remain in place as is; Ana Paula will be subjected to the new tax regime.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. Newstrike has investigated title to all of its mineral properties and maintains them in accordance with Mexican mining law, which provides for the rights to carry out the works and development required of and for mining and related activities.

Mineral Rights

On February 11, 2010, Newstrike, through its Mexican operating subsidiary Minera Aurea, entered into an agreement to acquire a 100% interest in certain mineral rights and concessions from Desarrollos Mineros San Luis, S.A. de C.V. and Minera San Luis S.A. de C.V., wholly owned Mexican subsidiaries of Goldcorp. The TSX-V approved the transaction on April 28, 2010 and a definitive agreement for the transfer of assets including mineral titles was signed May 11, 2010. The final documentation was submitted for registration in Mexico City on June 24, 2010. As consideration for the acquisition, Newstrike paid to Goldcorp C$1.5 million in cash and 1,412,762 common shares of Newstrike having an aggregate value of C$600,000 calculated at a deemed price of C$0.4247, being the volume weighted average trading price of common shares of Newstrike on the TSX-V for the 20 consecutive trading days ending on the trading date prior to the issue date. In addition, Newstrike granted Goldcorp a 3% net smelter royalty (“NSR”) from the proceeds from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Mining Concessions remaining after deducting costs. Newstrike will have the right, upon completion of a feasibility study as defined by NI 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6 million.

The asset acquired by Newstrike consists of the mineral rights to two contiguous and two discrete lots (or claims) including the Tembo, Tembo Dos, Tembo Tres and Apaxtla 3 mineral concessions accruing 7,622.38 Ha in total. The non-contiguous Tembo Dos and Tembo Tres claims form discrete mineral claims that lie outside the boundaries of the Ana Paula Project. All concessions acquired from Goldcorp are internal to the surrounding 59,587.62 hectare Aurea Norte property, also owned by Newstrike. In conformance with the assignment of rights agreement between Goldcorp and Newstrike, mineral rights were transferred and registered to Minera Aurea.

Mexican mining law requires certain mineral rights payments, paid each January and July, and an annual minimum exploration work obligation (assessment work), is filed each May for the preceding year. The required amounts are subject to modification as annual fee schedules are released for publication by the Mines Office. The 2014 first term mineral rights payment of about C$58,478 was completed January 31, 2014, a second payment was completed July 31, 2014. The required annual assessment report (Comprobante de Obras) was filed on May 30, 2014, Table 1-1. As of the date of this Circular, Newstrike has made its first semester mineral rights payments, totaling C$61,054.43.

The Mining Department in Mexico issued new regulations, by Presidential decree, regarding mining concessions effective from January 1, 2006, whereby all the Exploration and Exploitation mining claims that existed in good standing under the old system were automatically transformed to a unique type of mining concession valid for 50 years, beginning from the date of their registration in the Mining Public Registry.

As a result of this decree, the expiry dates of the mining concessions acquired from Goldcorp, including those concessions comprising the Ana Paula Project that were initially titled as exploration concessions in 2002, 2003, and 2005 were automatically extended to conform with the new decree and will now expire in 2052, 2053 and 2055, respectively. Under the new decree, all claims in good standing are renewable for an additional 50-year term.

TABLE 1-1: Mining Concessions Acquired from Goldcorp on June 24, 2010

Surface Exploration Rights

Mining concession licenses do not automatically grant surface access rights, which are treated separately under Mexican law. Permission for surface access must be negotiated with the relevant communities and individuals who hold surface titles to the areas affected by the mining concessions. These negotiations typically provide for the purchase or lease of the surface rights. Surface rights in Mexico are held as individually titled parcels or communally owned lands (“Ejidos”) that overlie the mineral rights concessions that are granted separately by the Federal Government. These are separate legal estates where individually titled parcels are governed under Mexican property laws. Ejido surface rights are governed under Mexico's agrarian laws while mineral rights are administered under established mining laws that have precedence over agrarian laws.

Newstrike recognizes surface access as a potential risk to maintaining unencumbered entry to their mineral exploration properties and cannot guarantee to have continual access. As part of Newstrike's policy of good corporate citizenship in the communities in which it operates and with the objective of project sustainability, Newstrike seeks to reduce potential risk to exploration through long term or permanent surface access agreements with affected surface owners prior to initiation of those activities.

Surface ownership of the Ana Paula Project area is controlled by individuals belonging to one certified and parceled Ejido with no common grounds, and to other individually titled small parcel owners. On October 7, 2010 Newstrike entered into surface access agreements with the local Ejido and with certain individual parcel owners. These transferable contracts provide unrestricted surface access for exploration to all private and Ejido lands for a period of ten years. Additional agreements, either through long term lease or through direct purchase of surface title, will be required as certain areas are advanced from exploration to development.

On January 17, 2011 Newstrike announced the purchase from Goldcorp of surface title to certain land parcels within the Ana Paula Project. Final purchase of 89.48 contiguous hectares was completed on February 15, 2011 by issuance of 83,200 common shares of Newstrike in full settlement of this acquisition valued at $75,675.

On February 3, 2012 Newstrike announced it had entered into a purchase option agreement with a private individual for certain privately held land parcels. Newstrike acquired 100% ownership in approximately 935.85 hectares by making staged annual payments.

As of June 26, 2014 Newstrike controls surface access to 2019.41 hectares overlying and surrounding the Ana Paula exploration target area, where 1,025.33 hectares are owned outright and approximately 994.08 hectares are under contract in 63 separate ten year access agreements.

Permits and other Considerations

All permissions and applications required for the exploration process are being performed in accordance with the applicable Mexican Official Laws and Standards (Normas Oficiales Mexicanas). According to Mexican Federal Law for the Protection of the Environment, existing environmental conditions caused by past operations are not liabilities for the Ana Paula Project or its present owners. Newstrike's Ana Paula Project does not fall within any protected area or special jurisdiction and there are no known existing environmental liabilities located on the project.

Until exploration activities have progressed further, the permits required for exploration activities include a letter of initiation of activities received and sealed by the government authority. However, if the project advances to the development stage Newstrike will require several federal and state and municipal permits. The required permits and their progress status at Ana Paula are shown in table 1-2.

TABLE 1-2: Permitting Requirements

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Climate, Physiography

The Ana Paula Project is located in the Sierra Madre mountain range of southern Mexico where topography can range from moderate to rugged with elevations varying from 900 m to over 1,460 masl. Newstrike’s exploration drilling activities are conducted primarily between 900 to 1,200 m elevation. The Ana Paula Project lies north of the Balsas River, which divides the Sierra Madre Mountains into north and south ranges.

The climate in the region is classified as warm and humid, with an average temperature of 28 degrees Celsius (range of 17 to 45 degrees Celsius) and average precipitation of 835 mm per year. Rainfall occurs from June through October during a monsoonal tropical wet season that includes the influence of hurricanes from both the Atlantic and Pacific oceans. Winters are dry with occasional light rains in February. Guerrero State is in a seismically active part of Mexico.

Vegetation

Thorny plants and cacti dominate the vegetation on the Ana Paula Project at low elevations, giving way uphill to a patchy oak forest above 1400 m elevation. Vegetation is barren and desert-like during the dry winter months, with lush tropical growth during the wet summer season. Surface land use in the immediate area of exploration interest within the Ana Paula Project is devoted to cattle grazing and limited agriculture but is primarily non-arable and is uninhabited.

Accessibility

The town of Iguala, with a population of about 200,000 is a three hour drive from Mexico City and about four hours from the port City of Acapulco. The Ana Paula Project concessions are accessible from Iguala via paved highways and good quality all season unpaved roads. Driving time from Iguala is about 1.25 hours to the Ana Paula Project headquarters located at Cuetzala del Progreso. Newstrike maintains offices, residences, and storage facilities in Cuetzala del Progreso. Access to the Ana Paula Project drill sites is via a series of secondary unpaved roads, built and maintained by Newstrike and many are passable by two-wheel drive vehicles year round. Four wheel drive vehicles are required on drill access roads during rainy periods. All exploration and potential mining activities are carried out year round. Newstrike has operated the Ana Paula Project without interruption since it was acquired in June of 2010.

Local Resources and Infrastructure

The area offers an established infrastructure with a good road network, and an available unskilled and skilled work force. The nearby Balsas River is a source of hydroelectric power and 115Kv high tension lines transect the Ana Paula Project site. All major supplies and services are available from the cities of Iguala (1.25 hour by road), Cuernavaca (2.5 hours by road), and Chilpancingo, the State capital which is a 3.0 hour drive from the project.

Basic supplies are available from the towns of Nuevo Balsas and Cuetzala del Progreso, among other small town suppliers. The nearest available international airport is in Cuernavaca with a landing strip suitable for large aircraft (a 45 by 2,772 m airstrip), with major international airports located at Acapulco and Mexico City. The Mexico City Airport is a four to five hour drive depending on traffic.

A small craft gravel airstrip is located in nearby Apetlanca, 20 minutes from Cuetzala del Progreso. Iguala has a paved airstrip suitable for small aircraft (1,685 m in length). The Ana Paula Project lies within the Balsas River catchment basin and water supply for drilling is uninterrupted year round. Studies to evaluate infrastructure will be required as the Ana Paula Project advances.

Newstrike employs several semi-technical and non-technical residents of Cuetzala del Progreso where the Ana Paula Project headquarters and field offices are located. Skilled labor, and heavy equipment is available in Iguala. Several geologists are sourced from the nearby town of Taxco el Viejo where the Universidad Autonoma de Guerrero maintains a satellite university within 15 minutes of Iguala devoted to the earth sciences including degrees in geology. The economy has been dominated by small scale agriculture and agriculture related services. The local economy is improving as mining projects including Rey de Plata, Campo Morado-G9, Morelos, and Los Filos become the principal regional employers.

History

The world-class Guerrero Gold Belt was previously mined for gold and silver since pre-colonial times. Today, the trend includes producing gold mines, several known deposits in various stages of development and exploration, and numerous early stage exploration prospects. Since modern exploration began 20 years ago on the heels of changes to Mexican foreign ownership and mining laws, and signing of the North American Free Trade Act, the trend has evolved into one of Mexico's most prolific gold producing belts. The Ana Paula Project was acquired from Goldcorp in June, 2010, Goldcorp operates the Los Filos Mine in the region, one of Mexico's largest gold producing mines after Penasquito in Zacatecas State. Exploration work completed by Goldcorp at Ana Paula between 2005 and 2009 outlined a one by two km exploration target (target) of coincident geophysical anomalies and surface gold geochemistry that underlies the project.

In 2005 Goldcorp drilled 3,687 m of diamond core in eleven holes on the northeast portion of the target, intersecting gold and sulphide mineralization hosted in sediments and intrusions in a setting that is similar to other deposits and showings of the GGB. This exploration target is the focus of Newstrike's exploration and drill programs and the site of Newstrike's 2013 resource estimate.

Pre - Goldcorp Inc. (1950s to 2004)

The Morelos Federal Mineral Reserve (the “Reserve”) was formed during a program of nationalization of Mexico's mineral wealth during the 1970's to early 1980's. The Reserve was known for its historic small mining operations for replacement bodies with gold and fissure filling vein silver. No historic production records are available to the authors for these small-scale operations.

In 1998 the Reserve was divided into the Morelos (then called Morelos Norte) and Morelos Sur properties and privatized through national lottery, each subject to a 3% net smelter return royalty payable to the Mexican geological survey. Exploration and work activity on and around the Ana Paula Project is described below.

1950 – 1970's - Several small mines operated in the GGB including gold mining operations at Ana Paula (the Guadalupana Mine).

1977 – 1980's - The Consejo de Recursos Minerales (today known as the Mexican Geological Survey or SGM) carried out exploration of the GGB primarily outside the Ana Paula Project, including regional and detailed mapping, airborne and ground geophysics, geochemical sampling programs, and some drilling. In 1979 SGM built an access road to the existing Guadalupana gold mine on the Ana Paula Project and conducted mapping, sampling and trenching.

1980 – 1995 - In the 1980's, government surveys include regional and detailed mapping, airborne and ground geophysical surveys and compilation of a database preserving historical data on and outside of the Ana Paula Project boundaries. Grupo Penoles S.A. acquired claims in the historic Bermejal area, located about thirty kilometres southeast of Ana Paula, and formed a joint venture (“JV”) with Newmont Corporation (the "Penmont JV").

In 1987 Minera Nukay S.A. De C.V. (“Nukay”) acquired the operating Nukay Mine, located immediately north of Bermejal, producing about 100 tons per day (“tpd”) from underground mine workings.

Nukay was taken over by Miranda Mining Corp. (“Miranda”) in 1993 and discovery of higher grade gold skarn mineralization prompted opening of the Nukay open pit. Following signing the NAFTA in December, 1992 (effective January 1, 1994) and changes to foreign ownership and mining laws, foreign investment dollars were sought to finance the new pit operation to development. A JV was finalized with Teck Resources Ltd that year (“Miranda-Teck JV”). In 1993 the Miranda-Teck JV developed the Nukay open pit mine and finalized acquisition of the surrounding claims leading to discovery of the Aguita, Filos-Pedregal, Creston Rojo, Mag Ridge and La Subida gold prospects. The Nukay Mine expanded to 400 tpd.

The Penmont JV announced the discovery of the Bermejal gold deposit, completing prefeasibility in 1994. The Miranda-Teck JV completes an evaluation of the federally owned Morelos Mineral Reserve, which was administered by the CRM prior to privatization.

1995 – 1998 - Miranda collected 726 regional stream sediment samples west of the Morelos Mineral Reserve, including samples from the project area, and recognizing the gold potential of the historic Guadalupana Mine and San Jeronimo areas they stake the Tembo and Apaxtla 3 mineral concessions that today forms the Ana Paula Project.

1999 – 2001 - The SGM collected 160 stream sediment samples across the I.N.E.G.I. 1: 50,000 scale Apaxtla Del Castregon Map sheet that includes the Ana Paula Project. In 1998, the Morelos Mineral Reserve was auctioned and the Miranda-Teck JV won the Morelos North Concession, resulting in discovery of the Limon, C.M.L, Fundicion and Amarilla (today called Los Guajes) showings from 1998 to 2000, located southeast of the Ana Paula Project.

2002 – 2005 - In 2002, Wheaton River Minerals Inc. (“Wheaton”) purchased all assets of Desarrollos Mineros San Luis, S.A. de C.V. and Minera San Luis S.A. De C.V. (collectively Luismin) for US$75M, and then purchased 100% of Miranda for US$38.6M in 2003, thereby acquiring a 100% interest in the Ana Paula Project as part of the assets acquired from Miranda. Goldcorp's acquisition of Wheaton in 2005 included acquisition of Luismin and the Ana Paula Project.

In 2005 former members from the Miranda-Teck JV form Aurea Mining (today Newstrike), and stake or acquire 59,587.62 contiguous hectares off the western boundary of the former Morelos Mineral Reserve that became the Aurea Norte property, which surrounds the existing Ana Paula Project mineral concessions. Luismin concurrently stakes two non-contiguous claims (Tembo Dos, Tembo Tres) increasing their land position held internal to the Aurea Norte property to 7,622 hectares.

Aurea Mining describes the northwesterly trend of intrusions that extend across their property and the internal Ana Paula claims as being associated with magnetic anomalies related to an important trend of orogenic gold mineralization that they informally name the GGB. Initial mapping and sampling was completed during this period.

Goldcorp Inc. (2004-2010)

Goldcorp conducted exploration on four mineral concessions (Tembo, Tembo Dos, Tembo Tres, Apaxtla 3) between 2005 and 2009. Work programs included regional and detailed geologic mapping (1:1000, 1:5000, and 1:10000 scale), road building, stream sediment sampling, trench and road cut sampling, age dating of the intrusion, an airborne multispectral and magnetic survey, a ground pole-dipole induced polarization survey, PIMA alteration mapping, structural interpretation, petrologic and microprobe studies. The details and results of these work programs are described in the previous Ana Paula technical report filed on Newstrike’s SEDAR profile on www.sedar.com.

Goldcorp's work outlined a 1.0 by 2.0 km exploration target defined by anomalous outcrop gold geochemistry (>0.2 to 49.9 grams per tonne gold) returned from grid and road cut samples with coincident underlying geophysical anomalies.

These anomalies became the focus of Goldcorp's exploration program and in 2005 Goldcorp completed 3,687 m of diamond core drilling in eleven holes varying from 184.25 m to 520.25 m in depth.

All drillholes intercepted frequently tightly folded, thick, sedimentary sequences invaded by intrusive sills and sill-like bodies.

These same co-incident anomalies became the focus of Newstrike's exploration activities upon acquisition of the Ana Paula Project from Goldcorp in 2010.

Geological Setting and Mineralization

Tectonic Setting

Southern Mexico is underlain by a basement stratigraphy that includes the greenschist facies Early Jurassic Tierra Caliente Metamorphic Complex. This mega-terrane includes two major sub-terranes in the Ana Paula Project area, the Mixteca Terrane comprising the Morelos-Guerrero Platform sediments as a sub- terrane (“Platform”), and the Guerrero-Composite Terrane, which includes submarine arc rocks of the Teloloapan Sub-terrane (“Teloloapan”). The eastern boundary of the Teloloapan sub-terrane is in contact with the western Platform Sub-terrane.

A discussion of the nature of the contact between the two sub-terranes is not within the scope of this analysis; however, both are thought to have been highly deformed during Laramide Compressional Orogeny (“Laramide”), and share a common basement in the Guerrero terrane based on 206/204Pb versus 87/86Sr isotopic studies. A series of intrusions and sub-volcanic rocks were emplaced during or following this orogenic event along a northwesterly trend. The intrusions are interpreted to share a common provenance in a deep seated plutonic body derived from a mixing of two possible magma sources: a depleted mantle and an enriched crust. A trace element study completed in 2003 proposed the pluton formed within a post collision tectonic framework of a volcanic arc related to the interaction between the Farallon and North America plates.

Regional Geology

Ana Paula lies along the northwestern extension of the GGB and straddles the proposed tectonic boundary between the Teloloapan and Morelos Guerrero platform sub-terranes.

The regional geology includes stratigraphy belonging to the two proposed tectonic sub-terranes. The stratigraphy of the Teloloapan sub-terrane includes a volcanic-volcaniclastic arc assemblage that overlies a basement schist of the Guerrero composite terrane, both of Upper Jurassic to Lower Cretaceous age. This assemblage is in turn overlain by an undifferentiated limestone, shale, and sandstone sedimentary sequence of Cretaceous age that, on the scale of the Ana Paula Project, forms a North-South trending corridor separating in apparent fault contact the Morelos Guerrero Platform sediments on the east from the Teloloapan volcanic-volcaniclastic belt on the west. The volcanic sequence associated with the Teloloapan sub-terrane is observed to outcrop immediately outside the western boundary of the Ana Paula Project. The stratigraphy attributed to the Morelos Guerrero platform includes a thick carbonate sequence of thick to thin bedded limestone and dolomite overlain by younger thinly bedded flysch-like deposits. Outcrops of this stratigraphic assemblage are observed outside the boundaries of the Ana Paula Project, underlying the eastern portion of the surrounding Aurea Norte property.

The stratigraphy of both sub-terranes was intruded by at least two intrusive events. The earliest is a ±62- 66 million years (Ma) calc-alkali intrusive complex that is related to the Laramide Orogeny and the mineralizing event recognized as the Guerrero Gold Belt. These intrusive bodies are observed to outcrop for at least 55 km through the district on a northwesterly trend. Zirconium 206Pb/238U age dating of the intrusions at Ana Paula show they average 66.0 to 66.8Ma ± 1.8Ma in age, placing them within the same intrusive event as the Filos, Filos Deep and Morelos projects, Valencia-Gomez, et al., 2001 and 2008.

The second intrusive event are ±30Ma calc alkali to alkali volcanic rocks related to the onset of continental volcanism that may be associated with overprinting of an epithermal style mineralization observed within the Ana Paula Project. Quaternary volcanic units and lacustrine sediments outcrop regionally as local eroded remnants that overlie all older stratigraphy.

Project Geology

The geologic units underlying the Ana Paula project are primarily sedimentary rocks composed of an interbedded limestone and shale unit and a carbonaceous limestone unit that have been intruded by intermediate sills, dikes and stocks. A large body of intrusive rocks underlies the Ana Paula deposit as currently defined in quadrants A2, B1, and B2. Two principal geological domains within this body have been recognized, a sedimentary-intrusive domain located in the eastern half of the exploration area and an intrusive dominant domain located in the western half of the exploration area. The contact between these domains is locally a fault. The Ana Paula deposit is hosted mostly in the sedimentary-intrusive domain.

In addition to the principal sediment and intrusive lithologies, several different breccia units important to gold mineralization are developed in local stratigraphy and recognized in drill core and outcrop. The following discussion is partially based on summary information provided by Newstrike and discussions with Newstrike personnel.

Sedimentary Rocks

Geologic mapping by Newstrike completed during 2010 to 2013 has shown that the sedimentary rocks underlying the Ana Paula deposit are composed dominantly of carbonaceous limestone within a more regionally extensive unit of interbedded limestone, shale and sandstone. These sedimentary rocks generally strike northerly and dip westerly and are distinct from the Morelos platform sediments, which lie off the eastern edge of the Ana Paula Project boundary, and from the volcaniclastic sediments of the Teloloapan Sub-terrane which lie west.

Limestone-Shale

Inter-bedded shale and limestone surrounds the deposit area. This unit is characterized by light brown weathering, platy outcrops, with distinct gray and brown limestone beds ranging from a few centimetres to as much as 25 centimetres thick. Sandstone layers may be present in this unit.

Carbonaceous Limestone

Massive to thin bedded, fine to medium laminated carbonaceous limestone is present in the area of the main Ana Paula deposit where it is the dominant sedimentary lithology. In drill core the unit locally presents a phyletic to schistose deformation that varies from strongly carbonaceous to locally graphitic. This unit is known to include local pockets of breccia, stockwork or contact replacement mineralization but is generally not mineralized.

Intrusive Rocks - Subvolcanic Rocks

A package of differentiated intrusive rocks that was emplaced over a period of time in several different intrusive phases underlies much of the Ana Paula deposit area. As described previously, the distribution of these intrusions has been sub-divided into two domains, marked locally at surface by a northerly trending fault that is approximately parallel to the structural grain defined by the sedimentary rocks and intrusions. The footwall sediment-intrusive domain lies to the east of the fault, and a hangingwall intrusive domain lies to the west. The range of observed intrusive textures suggest emplacement into a subvolcanic or, possibly locally, an extrusive environment. The transitional intrusive-extrusive environment is further supported by alteration paragenesis indicating epithermal conditions as observed in petrographic studies of drill core and in outcrop and described under the heading Alteration.

Sediment-Intrusive Domain

The intrusions within the sediment-intrusive domain occur primarily as a series of sill-like bodies or dikes emplaced approximately parallel to and within the westerly dipping northerly strike of the sedimentary rocks described under the heading Sedimentary Rocks. The intrusions range from approximately 5-10 m to as much as 100 m in thickness based on drill intercepts. Dikes that cut bedding at a high angle are uncommon. Together the sediments and intrusions form a linear outcrop pattern on surface that trends northerly in a 1.5 by 0.7 km structural and stratigraphically controlled corridor that corresponds to the sediment-intrusive dominant mineralized domain described under the heading Mineralization.

Several intrusive phases are recognized with compositions that range from intermediate to felsic where granodiorite and monzonite predominate. Observation made during mapping and drill core logging includes varying equigranular to porphyritic textures where coarse to fine grained porphyritic textures predominate. The main intrusive phase is plagioclase-biotite+quartz porphyry where plagioclase phenocrysts are commonly large, as much as 5-7 mm in the largest dimension and make up 15% to 25% of the rock. Biotite phenocrysts are generally from 1-3 mm in largest dimension and make up 2% to as much as 5% of the rock. In general, a wide range of grain sizes and phenocryst percentages is observed and local alignment of phenocrysts has been noted. The intrusive rock when fresh appears dark in color with subdued porphyritic texture, and contains stable biotite within a recrystallized or annealed quartz and feldspar matrix.

This unit is described as containing locally small amounts (< 1%) of partly resorbed quartz within a fine grained groundmass.

In 2005 a petrographic study was commissioned by Goldcorp on a suite of igneous rocks located within the Apaxtla 3 concession. The igneous suite (11 samples) was reported to consist mainly of aphanitic rocks with porphyritic textures and was classified as dacite porphyry, granodiorite, and porphyritic basaltic trachyandesite. A follow-up study was completed in 2008 on 14 samples that described a suite of quartz-plagioclase porphyry, plagioclase porphyry and feldspar porphyry.

Intrusive contacts between the different fine and coarse phases are often gradational and have been observed mainly in core, but have not been mapped or traced over appreciable distances at surface. These contacts are commonly altered with reaction "fronts". There is also a phase with marked compositional banding reminiscent of magma mixing textures.

Intrusive Domain

Intrusions within the westerly lying intrusive domain occur in the hangingwall to the northerly trending high angle fault that separates the two domains. Intrusive phases within this domain include a series of dikes and/or sills that coalesce to form a stock-like body that has been drilled over 1.2 by 1.2 km approximately. Rafts or slivers of limestone-shale and hornfels are intersected in drill core that do not necessarily outcrop at surface. Several intrusive phases are observed in drill core that are essentially similar to those of the sediment intrusive domain. In addition, several different phases are observed, including a fine grained intrusive phase that commonly exhibits apparent flow banding, and locally resembles a stratified unit such as a tuff. This unit may grade into the B2 breccia unit, which is essentially a monomict intrusive breccia that is partly autobrecciated and partly a hydrothermal breccia. Another phase that appears unique to this domain is a dense, silicified intrusive breccia unit that is host to a consistent low grade mineralization.

Metamorphic Rocks Hornfels-Skarn

The sediments are locally metamorphosed to hornfels and skarn occurring frequently as narrow contact replacement to the sediment intrusive contacts. More regional scale hornfels crops out to the northeast of the Ana Paula Project area and is encountered in most drillholes at increasing depth to the southwest. The altered rock is often transitional and termed hornfels where individual mineral grains are not recognizable and termed skarn where they are coarser and garnet and pyroxene become visually identifiable at the macroscopic scale. Skarn tends to be more common at depth to the southwest.

The mineralogy is composed of calc-silicate minerals (garnet, wollastonite, tremolite-actinolite, diopside, and idocrase) and is termed silication, and is generally not silicification. This unit is a frequent host to mineralization associated with late disseminated to massive sulphide replacement (arsenopyrite and pyrite).

Breccia

Breccia bodies were identified as important to the mineralization potential of the Ana Paula Project early in 2010 during re-logging of Goldcorp drillholes. The logging nomenclature of the numerous different breccia types recognized is designed to be descriptive, such as monolithic vs. multilithic, to avoid genetic terms other than contact and hydrothermal breccia.

Ongoing core logging of breccia is still problematic even after modifications. Efforts to separate the different breccia bodies into meaningful divisions are currently underway.

Some breccia bodies, such as the high grade Breccia Zone, are important to mineralization and others may predate or postdate mineralization. The most important breccias at the Ana Paula Project are multilithic and hydrothermal types. Other breccias identified on the Ana Paula Project include contact breccia, tectonic breccia, intrusive breccia and a monolithic breccia that has been locally described as resulting from autobrecciation. Tectonic breccias can be further subdivided into low angle and high angle fault breccia. Multilithic and hydrothermal breccias are described in more detail below.

Multilithic Breccia

This breccia consists of angular to rounded plagioclase-biotite porphyry and angular fragments of hornfels, limestone, shale and other very fine grained to aphanitic fragments range from less than a centimetre to over 10cm in size. Brecciation appears to be relatively high energy but non-dynamic, exhibiting strong fracturing and angular fragmentation (locally crackle) and no obvious fault features such as gouge. Rock fragments are variably cemented within a matrix of silica (locally chalcedonic) and sulphide minerals (mostly arsenopyrite and pyrite/marcasite). In some areas the matrix appears to be finely ground rock or intrusive material; the latter may be more prevalent with the deeper drill intersections.

Hydrothermal breccia

This breccia has a dense siliceous matrix with locally abundant sulphide minerals, mainly pyrite/marcasite and arsenopyrite, and these minerals are observed to rim or react with the breccia clasts. Fragments may be angular or rounded and there may be evidence of rock flour and brittle fracturing. Hydrothermal brecciation can occur in all rock types but is dominantly observed in intrusive rocks and is locally observed to re-brecciate the multilithic breccia.

Mineralization

Ana Paula is located along the northwesterly trend of the GGB where it straddles a boundary between two older tectonic sub-terranes; the Teloloapan volcanic-volcaniclastic arc assemblage to the west and the Platform sequence of thick carbonates (limestone and dolomite) overlain by younger marine deposits to the east. The stratigraphy of both sub-terranes was deformed during the compressive Laramide orogeny and subsequently intruded by an early Tertiary, ±62-66 million years, calc-alkali porphyritic magmatic event associated with an essentially barren skarn and hornfels contact metamorphism. This intrusive event is currently thought to be associated with the timing of mineralization responsible for the gold deposits and showings of the GGB. At least two and possibly three mineralizing events are observed at the scale of the property, but the relationships and timing of these events is not currently known.

Mineral Deposition

In general four gold depositional sites are recognized at Ana Paula:

1.	Quartz-sulphide and quartz-carbonate-sulphide veinlets, stockworks with sulphide clots and disseminations in both intrusions and hornfels.

2.	Narrow semi-massive sulphide contact replacement of limestone or hornfels/skarn at the intrusion contacts.

3.	Sulphide clots, rims and masses in narrow contact breccias hosted in intrusions at or near the sedimentary contacts and/or fault contacts.

4.

Associated with a sulphide constituent within breccia matrix and with sulphide replacement textures within structurally controlled breccia formed oblique to the dominant northerly trending westerly dipping stratigraphy.

Mineralization at Ana Paula occurred during at least two different events or stages. The first event is characterized by gold-arsenic-(bismuth-tellurium), (or Au-As-(Bi-Te)), where mineralization is associated with intermediate intrusions emplaced into limestone. The second event locally cuts the first, and is characterized by gold-silver-lead-zinc-mercury-antimony (or "Au-Ag-Pb-Zn-Hg-Sb"), containing locally zoned coarse sphalerite. There are also various quartz-calcite veins with epithermal textures, but the relative timing of these veins remains unclear.

Mineralization is hosted in both the sediment-intrusive domain and the intrusive domain as described under the heading Breccia and illustrated in Table 4-1. Delineation drilling has focused on mineralization hosted within the boundary of the sediment-intrusive domain and the intrusive domain. General length, width, depth and continuity of the mineralization are discussed under the headings Drilling and Trenching.

Table 4-1: Undiluted Average Grade per Rock Type and Per Sub-type

Mineralized Domains

Sediment-Intrusive Domain (SZ Rock Type)

Mineralization is commonly observed contained within the sediment-intrusive domain described under the headings Intrusive Rocks – Subvolcanic Rocks, occurring as veinlets, stockwork, clots and disseminated mineralization primarily hosted within or adjacent to the intrusive bodies, along with contact replacement textures and stockwork in the adjacent sedimentary rocks. The approximately 700 m wide corridor has been intersected in drill core over 1.6 km along strike and remains open to the north and at depth. The corridor includes at least two relatively continuous mineralized intrusions with disseminated, stockwork and contact replacement mineralization that are separated by mostly barren limestone. Discontinuous mineralization may occur locally within the "barren" horizons.

This domain is sometimes described as the lower grade mineralization that has an undiluted composite average grade of 1.0 gram per tonne gold and 3.9 grams per tonne silver. Observed minerals include primarily pyrite and arsenopyrite, with traces of pyrrhotite, sphalerite, and native gold and/or gold tellurides. Magnetite, galena, stibnite, realgar and bismuthinite are observed rarely. Chalcopyrite and bornite are identified in thin section.

Intrusive domain (Exploration Stage)

The intrusive domain is in the hangingwall of the fault that separates this domain from the sediment- intrusive domain. As the name implies this domain is comprised dominantly of intrusive rocks with relatively few "septae" of sedimentary layers. In general, the intrusive domain appears to follow and is hosted within the same northerly structural trend as the sediment-intrusive domain and is in contact with sedimentary rocks to the west and southwest. Several different intrusive phases are present, but they mostly appear to be of similar composition and mainly vary phenocryst grain size and overall percentage. Although the intrusive rocks are generally altered, relatively little mineralization has been encountered. An exception is the area known locally as Tejocotein the southwest or B1 quadrant, where mineralization similar to that at Ana Paula has been drilled, but here consists of a more dense stock-like intrusive body composed of coalescing dikes and sills that are locally separated by discontinuous altered and mineralized sediment horizons and multilithic breccia bodies that appear to be relict rafts of wallrock sedimentary rocks within the intrusive bodies. These sedimentary rocks generally exhibit a higher grade of metamorphism than that present at Ana Paula.

A relatively continuous low grade mineralization is observed in core that occurs as disseminated sulphides within the intrusion(s) with some stockwork, structurally controlled mineralization and some replacement mineralization of breccia clasts, phenocrysts and locally of contact zones. Sulphides are primarily pyrite with lesser arsenopyrite. Exploration of this domain is still underway and insufficient information is available to accurately estimate an average grade, expected to be low grade overall (0.3 to 0.5 grams per tonne gold). The mineralization observed to date is indicative of an extensive alteration halo that merits continued drilling. The "stock" has been drilled over about 1.2 by 1.2 km and remains open.

High Grade Breccia Zone (B1 Rock Type)

Two discrete structurally controlled breccia bodies of irregular dimensions have been delineated in drill core that are oblique to the surrounding stratigraphy of the sediment-intrusive domain described above. These breccia bodies come to surface relatively close to each other and may share a common origin but are separated by the same fault boundary that separates the sediment-intrusive and intrusive domains.

The high grade Breccia Zone, or B1 rock type, is the most important domain for gold mineralization and is surrounded by the sediment-intrusive domain, sitting in the footwall near the fault contact with the intrusive domain. The Breccia Zone consists of a core of multilithic breccia in a steeply south plunging column surrounded by a halo of mineralization and alteration characterized by veins, fracture zones, and massive sulfide contact replacements in country rock that includes limestone, hornfels and intrusive rocks along with other breccia. The breccia core and the surrounding alteration halo combine together to make up what has become known as the B1high grade Breccia Zone. The same sulphide assemblage observed in the sediment-intrusive domain is also observed here where it occurs as matrix filling in hydrothermal breccia, replacements of the breccia fragments, as well as stockwork mineralization in the surrounding altered wallrock,. Late quartz and quartz-carbonate veins crosscut the entire unit and may represent a late or a second mineral event.

The breccia core occurs near a change in orientation or jogs in the stratigraphic and structural fabric of the surrounding sediment-intrusive domain, and is interpreted as being partly controlled by the intersection of at least two planar structures, forming a steeply plunging body that obliquely crosses the main structural grain. The Breccia Zone comes to surface around UTM grid line 1998050mN at the center of the cone pit shown under the heading Summary of Ana Paula Mineral Resource, and extends at least 700 m vertically from surface where it remains open at depth. Drillhole AP-11-70, drilled across the body at depth, intersected a 33.00metre interval of 12.39 grams per tonne gold and 10.7 grams per tonne silver from 677.5 to 710.5 m downhole. Drillhole AP-13-215 drilled oblique to the plunge intersected a 72.19 m interval of 3.92 grams per tonne gold and 5.87 grams per tonne silver. Insufficient drilling has been completed to fully delineate the breccia at depth and true widths are not known. The B1 high grade breccia core is irregular in its dimensions, locally as thin as 18 m, but appears to average about 55 m near surface, and plunges southerly tapering at depth. The core breccia unit has an undiluted composite average of 9.76 grams per tonne gold and 10.0 grams per tonne silver.

The alteration halo surrounding the lithologic breccia extends laterally between 100 to more than 200 m from the breccia core, is also irregular in shape and is hosted within the altered limestone and intrusions of the sediment-intrusion domain described previously. The orientation of the mineralized halo is dominantly controlled by the steeply dipping structural intersection of the breccia core, and partly controlled by existing stratigraphy and structures, especially along contacts. The mineralized alteration halo has an undiluted average grade of 3.74 grams per tonne gold and 4.25 grams per tonne silver, decreasing away from the high grade core breccia unit.

Collectively the combined core breccia and the surrounding mineralized halo that make up the irregularly shaped B1 "Breccia Zone" has an undiluted average grade of 5.38 grams per tonne gold and 6.49 grams per tonne silver.

Lower Grade Breccia (B2)

The lower grade B2 breccia is located within the intrusive dominant domain in the hanging wall of a fault contact with the sediment-intrusive domain, and appears to be cut off by this fault. It is essentially a brecciated intrusion composed of mostly monolithic fragments in a silica rich matrix with mixed sulphide-oxide mineralogy. The breccia may be part autobreccia, developed during intrusion emplacement, and part hydrothermal breccia, formed after emplacement. Crackle breccia is locally dominant. The alteration style is distinct from the rest of the mineralization at Ana Paula, with strong clay alteration and local advanced argillic mineralogy. The Lower Grade Breccia exhibits relatively long downhole intersections with consistent grades not common elsewhere in the deposit. This breccia zone requires further delineation as mineralization still remains open.

The B2 breccia is host to a lower grade gold mineralization with an undiluted composite average grade of 0.93 grams per tonne gold and 5.06 grams per tonne silver that may, in part, be stratigraphically controlled.

Other Mineralization

Metamorphic rocks in the form of stratigraphically controlled hornfels/skarn bodies outcrop in the northeast part of the property and occur in most drill holes within both the sediment-intrusive domain and to a lesser extent in the intrusive domain. These increase in frequency at depth and to the southwest in drill core. Contact breccia bodies hosted in intrusions at or near the sedimentary contacts are associated with the metamorphic rocks but also occur independent of them, and locally may be tectonic in origin. They are both a common host to replacement disseminated to massive sulphides (arsenopyrite + pyrite/marcasite ± pyrrhotite) mineralization that can form high gold grades over narrow intervals. At present they are averaged into the lower grade bulk mineralization described above, and further drilling is required to evaluate their continuity and their potential for underground extraction methods.

A later phase of banded epithermal style veining that is apparently associated with free gold is locally observed crosscutting all stratigraphic unitsand is locally associated with increased silver grades. Coarse stibnite, sphalerite, galena and chalcopyrite are rarely observed as is occasional realgar crystals. The relationship to the earlier mineralization, if any, is unknown.

Structures

The boundary between the Teloloapan and Platform terranes underlies the Ana Paula and surrounding mineral concessions. The contact zone has been described as characterized by intense deformation and faulting, and placed the boundary on the eastern margin of the Ana Paula Project where it is interpreted as a north-striking left-lateral fault. Detailed structural work to verify this interpretation is currently underway.

Several structural observations may be important.

1.	Sedimentary rocks strike north to north-northwest with westerly dips of 45 to 75 degrees.

2.	Intrusive contacts are generally parallel to bedding in the sedimentary rocks.

3.	Most of the structures observed at the surface in the area of drilling consist of folds in sedimentary rocks that are surrounded by intrusive rock.

4.	Apparently minor faults are common at low angles to the bedding, in many cases located along contacts between sedimentary and intrusive rocks.

5.	Larger-scale faults are not observed at surface nor have they been intersected in core, other than the faults commonly seen at and parallel to sedimentary-intrusive contacts.

6.	Larger northeast and easterly trending structures (breccia, veins) are observed northeast of the main Ana Paula mineralization.

A structural orientation analysis of veinlets and mineralized contacts was undertaken by collecting structural information at the site of mineralized outcrop chip samples (n) that revealed patterns described in the following. All measurements are in azimuth and use the right hand rule for dips.

1.

A rose diagram of the strikes of all veinlets (n=812) show that there are more veinlets in the NE and SW quadrants of the project area than in the NW and SE quadrants, with maximum frequency in the (diametrically opposite) ranges 000°-030° and 180°-210°. Only a few veinlets strike in the minimum- frequency ranges 120°-150° and 300°-330°. Veinlets that carry anomalous gold (>200 ppb) show well- defined northeasterly strikes and near-vertical dips. This includes everything in the range 200 ppb to 5000 ppb Au. In contrast, veinlets and mineralized contacts at sample sites that returned assays of more than 5000 ppb Au mostly strike north-south and dip steeply west.

2.

A rose diagram of all sampled veinlets with anomalous gold (n=318) shows a well-defined NE-SW strike maximum, and the data have a statistical mean orientation of 231°/88°NW. The NE-SW strike is especially prominent in the range 750 to 5000 ppb Au, as shown by a more-detailed analysis not illustrated here.

3.	For samples with >5000 ppb Au (n=32), a rose diagram shows a generally N-S strike maximum and a slightly weaker E-W spike.

4.

A spherical projection of poles to the 32 veinlets and mineralized contacts in this category shows a prominent point maximum corresponding to a strike and dip of 178°/75°W. This steep westerly dip is similar to the orientation of most contacts between the sedimentary rocks and intrusions and of bedding in the sedimentary units, suggesting that the highest-grade gold is controlled by contacts and layering. The second, weaker cluster of poles corresponds to a strike and dip of approximately 080°/85°S.

Alteration

All lithology's underlying the Ana Paula Project exhibit some degree of alteration. A study undertaken on a suite of specimens identified skarn alteration that is patchy, selective and comprised of aggregates of garnet, calcite-hematite replacing K-feldspar and muscovite or chlorite or clay replacing biotite and commonly fracture controlled calcite. They also describe a main alteration phase within intrusive rocks that includes replacement of plagioclase phenocrysts and matrix K-feldspar by carbonate and minor sericite. Biotite phenocrysts are altered to carbonate ± chlorite ± pyrite ± titanite with minor muscovite, clay and rutile. It has been concluded that corrosion of quartz phenocrysts and hornblende rims suggest a compositional imbalance of the system during crystallization, possibly caused by assimilation or contamination of the host rocks and/or by a flow of magma (magma mixing). Furthermore, they conclude that the high titanium oxide (“TiO2”) content in biotite suggests a basic source of magma, suggesting the granitoid rocks originated in a Type-I arc environment. The composition of the samples submitted for the 2005 study is meta-aluminous, calc-alkaline and is high in potassium. Silica varies from 58-65% placing the magma as diorite to granodiorite in composition.

Newstrike collected 34 mineralized samples from drill core that were submitted to Vancouver Petrographics Ltd. of Langley, BC, Canada for petrographic study in 2012. The samples were selected to determine the alteration and mineral associations for each rock type submitted.

The intrusion samples display various alteration, mineralogy and textural characteristics. Within the sediment-intrusive domain (“SZ”), quartz sericite alteration tends to highlight the porphyritic texture of intrusive rocks (bleaching); and argillic alteration, represented by feldspar phenocrysts altered to clay, locally swelling clay, appears to overprint other alteration types. Vancouver Petrographics also identified free gold in polished section where gold was precipitated on the boundary between euhedral arsenopyrite and the silica matrix. This agrees with early work by which determined that gold is associated with arsenopyrite as free grains on or around the grains of arsenopyrite.

Within the low grade breccia of the intrusive domain (“B2”), strong argillic alteration is observed with some petrological evidence for advanced argillic alteration present in the finer grained intrusive units. Staining of these samples highlighted the presence of abundant potassium-bearing minerals, however, the very fine-grained nature of the groundmass/matrix hampered the identification of the minerals and some doubts remained between K-feldspar and illite in some of the samples. SWIR-spectroscopy was undertaken to verify this fine grained assemblage. The analysis was carried out with a Terraspec 4 at the Mineral Deposit Research Unit (“MDRU”), Department of Earth and Oceanic Sciences - University of British Columbia, Vancouver. The interpretation of the SWIR-reflectance spectroscopy was conducted with dedicated software (Specmin-ASD).

In some of the samples the alteration paragenesis indicated low-sulphidation epithermal conditions; in one case the gold mineralization was associated to the alteration within a gold-bearing adularia-quartz-calcite arsenopyrite hydraulic breccia. In another sample, a contact metamorphic assemblage was characterized by calcite-epidote-andalusite-garnet. In some cases the alteration was overprinted by adularia- bearing assemblages (adularia - calcite - quartz ± pyrite ± arsenopyrite). In one of the samples affected by this alteration, gold was spatially associated with arsenopyrite which in most of its occurrences tends to replace pre-existing pyrite.

It has been observed that it seems evident that the mineralization is associated with hydraulic brecciation, intense alteration, and precipitation of pyrite and arsenopyrite. The sulphide deposition is typically accompanied by a strong alteration (clay-calcite±quartz) which selectively replaces plagioclase phenocrysts within the plagioclase-phyric intermediate rock. White mica and clay replaced the biotite, which in some rare cases was observed as relict within the less intensely altered samples. The groundmass was intensely replaced by illite ± kaolinite ± smectites ± calcite ± quartz.

Exploration

Exploration at the Ana Paula Project is conducted under the supervision of Ms. Gillian Kearvell, Vice President of Exploration for Newstrike. Ana Paula Project operations are contracted to the geologic consulting firm Prospeccion y Desarrollo Minero Del Norte S.A. de C.V. (“ProDeMin”) of Chihuahua City, Mexico. As of June 26, 2014, the Ana Paula Project employs 10 professional and support staff, and approximately 43 local labourers.

2010-2013 Exploration Program

Newstrike has completed the following work programs:

Regional and semi-detailed outcrop mapping and sampling.

Road cut outcrop mapping and sampling.

ZTEM and airborne magnetic geophysical surveys, modelling and interpretation

110,199.67 m of core drilling in 219 drillholes, from AP-10-12 started October 22, 2010 through AP- 13-230 completed on November 2, 2013

3,903 On-site density measurements have been completed from 148 drillholes.

96,045 geochemical samples from surface and core, including QAQC and check samples. Orthophotography and topographic contouring (to 1 m contours).

Petrographic and SWIR study of 34 core samples.

Structural and alteration studies.

Environmental studies including water quality and weather monitoring.

Pit slope, metallurgical, process design and other engineering studies.

Deposit modelling.

Concurrent with this work, core logging, storage areas, field offices and drill access roads were built, rehabilitated or expanded to accommodate the accelerated drill program following discovery of the high grade breccia zone in drill hole AP-10-19.

Geologic outcrop mapping has been conducted continuously since June, 2010. Drill operations have continued without interruption since drill start up on October 15, 2010. A local map sheet grid was devised across the Ana Paula Project that is used to systematically plot all Ana Paula Project data, informally subdividing the project area into nine 1:2000 scale map sheets, designated from north to south and west to east as A1-A2-A3, B1-B2-B3, and C1-C2-C3. The local grid covers an area defined by UTM coordinates 408,000-413,000 m Easting by 1,985,000-2,000,000 m northing (WGS 84 datum). Virtually all sampling, geologic mapping and drilling has been conducted within the A1-A2 and B1-B2 map sheets, informally described sometimes as the northwest, northeast, southwest and southeast quadrants respectively.

Surface Mapping and Sampling Methodology

Surface mapping and sampling methods and protocols have remained the same since work on the Ana Paula Project began in mid-2010. Outcrop and road cut locations are registered on handheld GPS (WGS84 datum) and recorded along with lithologic, structure, mineralization, alteration and other relevant details on field map sheets of the same 1:2000 scale that are then transferred first by hand then digitally to the final map sheets.

Prior to sampling, road cut and outcrop exposures are carefully cleaned and intervals to be sampled are measured, numbered with paint, and marked with an aluminum tag. Road cut samples are collected as continuous channels and/or as representative chips, carefully collected along intervals of 1.5 m or less depending on structural/lithologic breaks. Outcrop samples are collected as random or selective chips or panel samples depending on the exposure. Sample material is placed in plastic bags along with a sample tag, which is numbered and sealed at the site, and then double bagged with the corresponding sample number to prevent tearing and sample loss during transport. Samples are transported to Newstrike's field offices and secure storage facilities where the individual sample bags are put into appropriately labeled rice sacks, about 5 to 10 per sack to await transport.

Storage facilities are enclosed and kept under 24 hour security. Samples are picked up at scheduled intervals directly by trucks sent from the two respective contracted analytical laboratories, ALS Chemex and SGS. All descriptive data collected in the field is recorded daily into Newstrike's database under the supervision and control of a database manager. Hand drawn and digital maps are prepared as a permanent record. Once geochemical assay results are received from the laboratory the assay certificates are digitally merged with the descriptive database and verified by the geologist.

Road Cut Outcrop Mapping and Sampling

Road cuts are outcroppings of rock exposed during road building activities. Road cut exposures are systematically mapped and cataloged using the same methodology described under the heading Surface Mapping and Sampling Methodology. The greatest density of road cuts from existing and new road building has occurred where drill density is also greatest. The objective of the road cut mapping and sampling is to identify new areas of potential mineralization and to refine structural and lithologic controls to mineralization and new road cuts are mapped and systematically sampled as they are built. If warranted, newly identified zones of possible gold mineralization resulting from this program are then proposed for testing by core drilling.

Geophysics

In 2012 Newstrike contracted SJS Geophysics Ltd (“SJS”) of Vancouver, Canada to undertake certain 3 dimensional modelling interpretations using the existing database acquired from Goldcorp to compare it with the results of drilling. The database includes an aeromagnetic and radiometric (K, Th, U) survey by McPHAR Geoservices Inc. of Manila, Philippines that covers a 225 km2 area over the Ana Paula Project area, and an Induced Polarization (3 dimensional) geophysical survey by SJS. Results of this interpretation indicate a strong correlation between mineralization and resistivity and magnetic responses.

In 2013, Geotech Ltd of Aurora, Ontario, Canada was contracted to complete a ZTEM survey of approximately 250 km2 encompassing 1,298 flight line km flown at a line spacing of 200 m. The survey area encompassed the entire Ana Paula Project area and the eastern portion of the surrounding Aurea Norte property, also owned 100% by Newstrike. The ZTEM survey is recognized for its ability to map resistivity contrasts associated with the structure and alteration typically associated with porphyry-skarn deposits or with structurally controlled epithermal deposits. ZTEM is capable of penetrating to depth that can exceed 1-2km and is useful in identifying "blind" exploration targets (a buried target that does not outcrop at surface).

The objective of the survey was to locate potentially buried intrusive bodies associated with the GGB mineralization model and to confirm controlling structures along the mineralized San Luis Trend. The new anomalies identified by the ZTEM survey include resistivity contrasts typical of buried silicified intrusions and with alteration commonly associated with skarn-porphyry and epithermal style deposits.

Exploration Program Results

The results from all exploration work carried out by Newstrike are summarized in the discussion of Ana Paula Project geology under the heading Project Geology. All geochemical roadcut and outcrop sample results collected by Newstrike up to June 26, 2014 that returned anomalous values exceeding 0.2 grams per tonne gold also illustrates the focus of Newstrike's exploration advances.

Since exploration began in 2010, a total of 96,045 samples have been collected from road cuts, outcrop chip and channel samples, stream and soil samples, and from drill core. This number includes blanks and standards inserted systematically every 20th sample. In addition, various samples for metallurgy, density measurements and quality assurance and quality control ("QAQC") were collected for geochemical assay, Table 5-1. Results from the ongoing surface exploration program continue to provide encouragement, indicating that alteration and mineralization still remains open in several directions and at depth. Continuing exploration with surface mapping, ground geophysics, compilation of existing data and drilling is warranted based on results to date.

Table 5-1: Sample Inventory

Drilling and Trenching

Newstrike commenced drilling on October 15, 2010 and discovery hole, AP-10-19, was drilled in December the same year with assay results announced on January 18, 2011. This led to an expanded drill campaign that resulted in publication of Newstrike's initial resource estimate on March 27, 2013. The mineral resource estimate has an effective date of February 26, 2013 and is titled “Ana Paula Project - Technical Report and Initial Resource Estimate, Municipalities of Cuetzala Del Progreso and Apaxtla del Castregon, Guerrero State, Mexico” (the “Report”).

The Ana Paula mineral resource estimate was developed by IMC for Newstrike. The Technical Report is available on SEDAR at www.sedar.com. The initial resource is based on 130 diamond core drillholes aggregating 67,943 m and containing 45,512 assay intervals, of which effectively all are assayed for gold and silver. This includes 3,687.53 m of core drilling and 2,853 assay intervals completed in 11 drillholes by Goldcorp in 2005 and 64,255.27 m of core drilling completed by Newstrike in 119 drillholes including drillhole numbers AP-10-12 to AP-12-130. A complete list of drill results over a 0.2 gram per tonne gold cut off is available on Newstrike website at www.newstrikecapital.com.

All subsequent activities on the Ana Paula Project focused on fulfilling recommendations made in the Report that were required to bring the project to an updated resource, a preliminary economic assessment, and on new exploration drilling. The work program focused on increasing the confidence of the in pit resource, on testing the potential to increase the resource, on testing the potential to expand the pit walls through pit optimization studies and also tested the exploration potential outside the mineral resource pit shell model outlined in the initial resource estimate.

Drill Methodology

Newstrike's drilling and sampling program are planned and executed by experienced professionals under the supervision of a qualified person as defined by NI43-101. Drillhole numbering began consecutively from the last drillhole completed by Goldcorp in 2005, drillhole AP-05-11, hence, Newstrike's first drillhole is AP-10-12, using a nomenclature similar to Goldcorp where AP refers to the Ana Paula Project followed by two digits for the year and two or more digits for the consecutive drill hole number as required.

Previous to initiating a drill campaign at Ana Paula, an audit of historic drill results was completed by Newstrike in 2010 on all drill and surface data collected previous to calendar year 2010 by Goldcorp. The audit included statistically proportional re-sampling of selected pulps, rejects, ¼ core splits and, in some cases, ½ core splits to verify Goldcorp's reported drill results and for QAQC purposes to serve as check assays on Goldcorp's drill results.

All drillholes are planned and sited on the basis of cross section and plan projections using a UTM based local grid system with east trending grid lines stepping out every 50 to 100 m to the north. The final drill site is adjusted in the field depending on topography or local conditions and paint is used to mark the specific collar location in the field. Each drillhole is assigned a specific sequential number and the location is marked with an azimuth, and length. The final drillhole location is recorded in the field using a hand held GPS noting UTM location co-ordinates as northing, easting and elevation.

Drill holes are mostly inclined east at angles of 45 or 60 degrees varying to 90 degrees (vertical). All drilling was completed with HQ (63.5/96.9 millimetre) diameter diamond core drill core rods, reducing to NQ (45.0/75.7mm) diameter core barrels if needed. Deeper drill holes (greater than 1,000 m) use PQ (85.0/122.6 mm) diameter core rods reducing to HQ or NQ diameter as necessary. Core rod dimensions given include inner and outer rod diameters in mm. Core recovery averages 97%. Ground conditions in general are very good and few holes were lost or reduced due to poor ground conditions. Following completion of the drillhole, collars are resurveyed using a total station differential GPS.

Drillholes are mostly oriented to cut approximately perpendicular to stratigraphy. Holes angled at minus 45 degrees are estimated to cut sedimentary units and intrusive sills at about 90% of true width. Holes angled at minus 70 degrees may cut down dip of units at less than 90% of true width. The local stratigraphy and structural controls on mineralization can vary significantly by location and all reported drill intersections are downhole drill lengths that should not be considered true width, which will be less than the reported intersection.

Down hole inclination and azimuth are recorded every 50 m with a REFLEX EZ-shot that also includes temperature and magnetic measurements. A geologist supervises the drilling operation, completing a "quick log", including visible mineralized zones, structures, and lithology units. A geologist is always present at the planned completion of the drillhole to avoid, to the extent possible, terminating the hole in a mineralized interval. All drill cores are boxed and secured before it is transported at the end of each 12 hour drill shift to Newstrike's secure core logging facility for processing by personnel of Newstrike or their contractors.

Drill Summary

Drilling for the updated resource and PEA was completed on November 18, 2013 with a total of 45,844.61 m of core drilling in 100 drillholes from AP-12-131 to AP-13-230, aggregating 37,158 sample intervals collected for geochemical assay. All final drill results, including check assay results, were received as of February 18, 2014, the effective date for drill results.

These results are included in the updated database that forms the basis for this assessment including drill results completed by Newstrike between 2010 and 2013, encompassing drillholes AP-10-12 through AP-13-230 for a total of 110,099.88 m drilled in 219 diamond core drillholes, aggregating results from 82,670 downhole drill sample intervals with an average length of 1.4 m, where effectively all are assayed for gold and silver. Including Goldcorp's drill holes the updated resource will have available results from 113,535 m of drilling aggregating 85,523 assay intervals in 230 drill holes ranging from 57.25 to 1,407.90 m in length with an overall average of 494.73 m, of which effectively all are assayed for gold and silver.

A total of 5,292 QAQC samples were collected, along with 171 samples for metallurgical tests, 4,096 on site density measurements and 1,905 re-assays for over limits primarily for sulphur and arsenic. Drilling is contracted to Intercore Perforaciones S. de R.L. de C.V (“Intercore”) based in Guadalajara, Mexico. Average production with the Intercore rigs is approximately 20-25 m per shift per drill operating two 12 hour shifts daily. The average drill hole spacing is approximately 50 m in the main part of the Ana Paula deposit, with a range of from 25 - 50 m in the high grade Breccia Zone and 50 - 150 m to the north and south pit extremities.

Sample Preparation, Analyses, and Security

The following procedures and protocols pertaining to the ongoing drill program are described in a detailed, comprehensive manual prepared by ProDeMin. The manual was completed prior to commencement of the drill program and has been modified slightly after the campaign began.

The drill is collared with HQ diameter core rods with a 77.8 mm inner diameter, reducing to NQ diameter core rods, a 60.3 mm inner diameter, only if downhole conditions warrant. After core is pulled from the drill rod, it is boxed and transported via flatbed truck to the secure core logging facility. Top boxes are secured with strong rubber retention straps to prevent spillage. To provide complete security the core logging facility has a 24-hour watchman. At the facility the core is geologically described, and recovery (percentage), and Rock Quality Data (“RQD”) are recorded. Geologic logging is conducted at a graphical scale of 1:100. The core is then marked for sampling with wax crayons and sample characteristics (lithology, alteration, structures, mineralization, gangue, etc.) are coded for later digital compilation. Samples are marked during the core logging procedure and sample divisions are based on geologic features. Within homogeneous zones, samples are divided into relatively equivalent lengths of 1 to 2 m, with 0.5 m samples taken when mineralization characteristics warrant. Insertion of quality control samples is also planned at this stage.

Quality control samples include standards for gold and for other elements and blanks. Standards are pulps, both commercially prepared and certified samples and those provided by ProDeMin utilized in unrelated projects and previously verified, as well as pulps made from Ana Paula mineralized rock by a certified laboratory. Blanks are generally of ¼ core splits taken from lower grade intervals of core from the project. After logging and sample marking is completed, the core is photographed in intervals of three boxes and then is sawed longitudinally in half along the sample intervals. A one half split is double bagged in plastic sample bags, and secured with plastic ties. Quality control samples are inserted in the sample stream, and the samples are bagged in rice sacks labelled with the company name, project, drillhole number, and included sample numbers. A laboratory transmittal sheet is prepared listing the number of bags, and included samples. The remaining half core split is retained in the original core box, ordered by drillhole number and stored in the enclosed core facility in metal storage racks.

ProDeMin geologists, on behalf of Newstrike, are responsible for the collection and preparation of all core prior to pick up. Core is collected directly from the Ana Paula core logging facility, by the analytical laboratory that transports the samples directly to their sample preparation facilities and who are responsible for all subsequent security following collection from site. Newstrike uses only internationally recognized and certified laboratories. ALS Chemex (“ALS Chemex”), a division of ALS Global Ltd. through Chemex De Mexico, S.A. De C.V is the primary analytical laboratory for the Ana Paula Project located in Guadalajara, Mexico. SGS SA, (“SGS”) is the secondary laboratory for the Ana Paula Project through SGS de Mexico located in Durango, Mexico.

BSI Inspectorate was used for the preparation and/or verification of blanks, standards and for check assay works. All laboratories are internationally recognized and accredited to ISO 17025 and/or ISO 9001:2008 or better.

As is standard methodology, ALS Chemex employs meticulous sample preparation procedures that are described on their website (http://www.alsglobal.com/ samplepreparation.aspx). ALS Chemex prepares samples at its lab in Guadalajara, Mexico. From Guadalajara, prepared sample pulps are shipped by air to ALS Chemex's Vancouver laboratory for analysis. Some of the pulp and rejects were later shipped back to the project site for storage. All core samples and geochemical samples were assayed using the multi-element ICP assay 41-element assay method (ME-ICP41), with gold assayed by fire assay with an AA finish (Au-AA24), using a 50 gram aliquot. Mercury is analyzed separately by (code CV41), since the detection limit in the ICP analysis is too high to be meaningful. SGS also employed a fire assay/AA determination for gold and an ICP analysis to determine multi-element values.

ALS Chemex employs a multi-level approach to analytical testing whereby quality control is built into each step of the process and rely on unambiguous written Quality Work Instructions covering all facets of the analysis from sample receipt through to the issue of final analytical certificates. Final certificates are issued electronically and delivered to Newstrike via email. These assay certificates arrive in excel or as comma separated text (.csv) format and are merged electronically into Newstrike's database and verified for accuracy. A hard copy of all certified assay certificates is delivered by courier to Newstrike's Mexico City offices where they are kept on file for view. Each analytical service has specific quality control procedures built into the methodologies that are appropriate to ensure the data produced is of a quality consistent with the end use of the data.

Mineral Resource Estimate

This mineral resource has been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects including changes to NI 43-101 policy that became effective on June 30, 2011. The NI 43-101 definition of a Mineral Resource states "In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended", NI 43-101, 2011.

The mineral resource estimate for Ana Paula contemplates an open pit extraction method. At this stage, only preliminary studies have been conducted to develop the input parameters used to define the pit shell used in this report and no studies have been completed to determine the viability of underground extraction methods. In the absence of input parameters optimized to the Ana Paula Project certain technical and economic assumptions were made which are considered to be a best estimate given existing conditions. The recommendations from this report will be used to optimize input parameters and advance the economic viability of the Ana Paula resource.

Summary of Ana Paula Mineral Resource

The Ana Paula mineral resource estimate has an effective date of August 8, 2014 and was developed using an update mineral resource model based on 223 drill holes within the model limits, an updated geologic interpretation, metallurgical recovery data, updated costs provided by JDS Mining and a geotechnical study by Steffen, Roberts & Kirsten Consulting of Denver, Colorado ("SRK"), which was completed in late November, 2012. The deposit has been modeled using an inverse distance squared operator applied to 5m gold and silver drill hole composite lengths which respected lithology units. Model blocks are classified as measured, indicated or inferred based on kriging variance, the number of holes inside the search ellipsoid and distance from the closest hole. Tonnages are estimated using the average of the density data by lithology.

Table 8-1 is a summary of the input parameters to define the portion of the mineral inventory which falls within a resource shell and thus tabulated as the mineral resource. A summary of the mineral resource is presented in Table 8-2, tabulated at an internal cutoff of 0.46 g/t gold equivalent (AuEq). The calculation of AuEq includes the gold and silver prices and recoveries presented in Table 8-1. AuEq equals Au +.

Table 8-1: Input Parameters to Define the Mineral Resource Open Pit Shell Geometry

Table 8-2: Summary of the Mineral Resource of ID2 Model

Drilling and Assay Data

Drilling and assaying statistics for the drill hole data base used to construct the model are summarized in Table 8-3. The statistics are for drill holes that are within the mineral resource model limits (1,997,100 to 1,999,400 north and 408,500 to 410,800 east, elevation 110 to 1390) and exclude 7 holes which are in the drill hole database but fall outside the block model limits. Holes are mostly inclined east at angles of 45 or 60 degrees and all were drilled diamond core. Drill hole diameter is HQ with reduction to NQ in some of the deeper holes. Core recovery averages 97% with 95% of the samples having better than 90% recovery. The average drill hole spacing is approximately 50 m in the main part of the Ana Paula deposit, with a range of from 25-50 m in the high grade Breccia Zone and 50-150 m in the lesser mineralized areas to the north and south of the breccia zone.

Table 8-3: Drilling and Assaying Statistics

The data base also contained essentially complete assay data for sulphur, arsenic and other elements, along with percent core recovery and RQD values. All assayed intervals were coded for the logged lithology and alteration type. The database was back assigned the lithology codes from the block model. The block model lithology was interpreted on cross sections and wire frames were created of the major lithologic units.

The gold and silver assays were reviewed to determine if any high end outliers should be cut prior to compositing the assays into more or less equal length 5m composites. Based on this review, eight gold assays were capped at 100 g/t (original assay values ranged from 105 to 760 g/t for a total of 6.52m of core length) and nine silver assays were capped at 500 g/t (original assay values ranged from 558 to 1120 g/t for a total of 8.16m of core length).

Table 8-4 is a summary of the gold and silver assay statistics by drill program and the block model lithology assigned to the assay intervals. The table compares the assay statistics used from the November 2012 mineral resource estimate (Goldcorp plus Newstrike 2010-2012 drilling, holes 1 - 130) with the additional drilling by Newstrike in 2012-2013. Both tabulations use the capped gold and silver assay values. The Newstrike 2012-2013 drill program intersected lower average grades in many of the rock types. There does not appear to be any changes in assaying or sampling protocol and the lower grades are attributed to the drill hole locations within the deposit.

Table 8-4: Summary of Assay statistics (within block model limits)

Composite Grade Statistics

Gold and silver assays were composited into approximately 5 m equal length intervals based on the lithology contacts of the block model geology. Based on the review of the 5 m composite grades of drill holes on either side of the major contacts, selected lithology units were combined prior to compositing as there was minor difference in gold grades when the contact was crossed. Comparison across other contacts showed larger differences and these contacts were respected when developing the final set of composites used for grade estimation. The combined lithology units for compositing are granodiorite, skarn, hornfels, multi-lithic breccia and hydrothermal breccia (codes 20, 40, 41, 60 and 61), with the limestone-shale, BX1 and BX2 breccias (codes 12, 62 and 63) composited uniquely.

Table 8-5 summarizes the total assay and 5m composite databases within the model limits that are used for the grade estimations for gold and silver.

Table 8-5: Comparison of Assay and 5m Composites

Lithology Controls

The block model lithology was interpreted by Newstrike/ProDeMin and provided to IMC as both wireframes of the major lithology units and assigned to the block model, coding the 10x10x10 m blocks. IMC reviewed the assignments to the model and agrees with the interpretation. The interpretation assigned to the model is simplified and minor occurrences of rock types within larger runs of different lithology units in the logged drill core have been lumped with the major units for the model interpretation. The limestone-shale and granodiorite units are the major lithology types, which are inter-bedded, and the skarn and hornfels being alteration units. There are four breccia units identified in the model lithology, two of which (multi-lithic breccia, 60 and hydrothermal breccia 61) are minor units for resource estimation. The other two breccias, BX1 (high grade) and BX2 (lower grade gold and high silver) are interpreted based in part on metallurgical criteria for separation into unique breccia types. Table 8-6 is a comparison of the 5 m composites logged lithology compared to the model lithology assigned to the composite based on its location in the model.

Table 8-6: Comparison of Model and Logged Lithology in 5m Composites

Comparison of the average grades of the 5 m composites by the model lithology indicates that some of the lithology (shown on Table 8-6) units could be combined for the estimation of grades and other units should be uniquely estimated. To confirm this, composite grades on each side of the lithology contacts for various combinations of the model lithology units were compared. The results indicate that the limestone-shale, BX1 and BX2 units should be estimated uniquely and the granodiorite, skarn, hornfels and the two minor breccia units (multi-lithic and hydrothermal) can be combined for grade estimation.

Variograms

Variograms were run for the four unique lithology groupings to establish the orientation and search distances for the estimation of gold and silver grades into the block model. Table 8-7 is a summary of the variogram parameters.

Table 8-7: Variogram Parameters

Block Grade Estimation

The Ana Paula block model covers the area from section lines 1997100N to 1999400N, from 408500E to 410800E and from the 110 m to the 1260 m elevation. With a block size of 10x10x10 m it contains 230 columns, 230 rows and 128 tiers for a total of 6,083,500 blocks.

Gold and silver grades were estimated to the model blocks using an inverse distance squared (“ID2”) operator for the statement of mineral resources and by ordinary kriging (“OK”) as a comparison estimate. The grades were estimated for each rock type using the composites by rock type as shown in Table 8-8. The limestone - shale, BX1 and BX2 rock types were each estimated separately using only the same rock types. The granodiorite (20), skarn (40), hornfels (41), multilithic breccia (60) and hydrothermal breccia (61) were estimated using the combined drill hole composites for these rock types. The orientation and estimation distances used for the grade estimations are included in Table 8-8. The initial estimation distance was used as the first pass for grade estimates to the block model and the maximum distance represents about 67% to 70% of the variogram ranges. The search distances were extended to the full range of the variogram to fill in blocks not previously assigned a grade and all blocks from this estimate received an inferred classification. The estimates used a maximum of 12 drill hole composites and a minimum of two composites with no more than three composites coming from a particular drill hole.

Table 8-8: Gold and Silver Grades Estimation Parameters

Model Classification

Individual model blocks were classified as follows:

Measured	Seven or more drillholes within the initial search ellipsoid distance centered on the block and no farther than 25 m from the closest hole

Indicated	Between three and six drillholes within the initial estimation search ellipsoid

Inferred	Fewer than three drillholes within the search ellipsoid (of either the initial or expanded estimation distances)

These criteria are supported by kriging variances, which are a measure of the errors to which individual block grade estimates are subject.

Tonnage Estimation

Tonnages were estimated by assigning the means of the core sample specific gravity measurements supplied by Newstrike in each main lithologic unit to the corresponding block lithology codes in the geologic model. The specific gravity values used to estimate tonnages are shown in Table 8-9. The combination of the specific gravity measurement completed by ProDeMin and the SGS commercial laboratory was used for each model lithology.

Table 8-9: Specific Gravity Values

Geotechnical Investigations

From October to November 2012, SRK conducted a preliminary assessment of pit slope angles for use in ultimate pit design for the Ana Paula Project. SRK's program began with a site visit to the project on October 11-12, 2012 which included a review of available geologic and hydrogeologic information, a field visit to the proposed open pit area, a review of core logging procedures, an inspection of typical core for the major lithologies present in the slopes of a pit model provided by Newstrike, and collection of six representative core samples for laboratory strength testing

Uniaxial compressive strength tests were conducted on 6 core samples, which included two each for typical granodiorite, limestone and mineralized breccia rock types. A summary of the test results are included in the following Table 8-10.

Table 8-10: Compressive Strength of Lithology Units

The granodiorite was characterized as strong with an average UCS strength of approximately 129 Mega Pascal's (“MPa”), and the limestone was characterized as weak, with an average UCS strength of approximately 37 MPa. The mineralized breccia showed a wide variation in strength, appearing to lie between the values of the other two rock types.

Examination of the core and estimation of parameters comprising the Barton (1974) Q and Bieniawski (1989) Rock Mass Rating (“RMR”) systems of classification Table 8-11, resulted in the following design values of RMR and GSI (Geological Strength Index) to be used in design of pit slope angles, Table 8-12.

Table 8-11: Quality of Rock Mass Rating

Table 8-12: Rock Mass Rating by Lithology

The results indicate that the overall rock mass strength where the pit walls will most likely be situated range from fair to very good. However, it is anticipated in the study by SRK that geologic structures will be the controlling factor for pit slope stability rather than intact rock strength or overall rock mass strength, especially on the east slope of the pit where structures, contacts and bedding planes dip into the pit at angles of 45 to 55 degrees.

The preliminary maximum overall slope angles recommended in the SRK study were as follows:

55 degrees on the west slope
45 degrees on the east slope
45 degrees on the north and south slopes

Tabulation of Mineral Resource

A tabulation of the mineral resource was developed based on the following inputs. The mineral resource is within an open pit shell geometry.

The ID2 resource block model
The estimate of gold and silver recoveries
The gold and silver sales prices
Preliminary estimates of the process,
G&A and mining costs
Preliminary estimates of pit overall slope angles.

A floating cone algorithm (showing on Table 8-13) defined the portion of the mineral inventory which has a reasonable potential of extraction by open pit mining methods. No underground resource has been defined at this time. Table 8-14 is the tabulation of the mineral resource by lithology tabulated at an internal cutoff of 0.46 g/t gold equivalent (“AuEq”).The calculation of AuEq includes the gold and silver prices and recoveries equals Au + 0.011xAg. No dilution has been applied.

An alternative resource block model was created using ordinary kriging to estimate the gold and silver grades in the model. All of the estimation and classification parameters were the same, but slightly different inputs to generate the open pit shell is shown on Table 8-16. The tonnage and grade is similar to the ID2 mineral resource, in part because of the close spaced drilling. Other mineral inventory estimates were completed, some within the same lithology restrictions, and all inventories within a pit shell were within about 5% to 10% of each other.

Table 8-13: Input Parameters to Define the Open Pit Mineral Resource Shell Geometry

Table 8-14: Summary of ID2 Mineral Resource

Table 8-15: Mineral Resource by Lithology

Table 8-16: Summary of Ordinary Kriged Inventory within a Pit Shell

Mining Methods

Mine design and planning for the Ana Paula Project is based on the IMC resource model, as detailed under the heading Mineral Resource Estimate. Mine planning and optimization results are based on measured, indicated and inferred resources for gold and silver.

This section outlines the parameters and procedures used to perform pit optimization and subsequent mine planning work for the Ana Paula Project.

Overview

The deposit will be a conventional, open pit, truck-and-shovel operation. A mill feed of approximately 6,000 t/d is planned over an 8-year mine life. There will be pre-strip material in Year -1, with a full production ramp-up in year 1.

The mine planning and cut-off grade reporting was completed using the Maptek Vulcan™ software, then transferred into Geovia Whittle™ pit optimization software. Using the Lerchs-Grossman (“LG”) algorithm, the optimization performs a series of nested shells by varying revenue factors. The ultimate pit and phases were then selected and used to develop the life of mine plan (“LOM”).

The waste rock, acid base accounting testing was not yet available at the time of this study; the next level of study will include management of waste as it is categorized.

Table 9-1 shows the key results from the LOM plan. Waste material mined and associated strip ratio includes pre-stripping activities in Year -1.

Table 9-1: LOM Plan Key Results

Optimization Parameters

Parameters defined and outlined in Table 9-3 were estimated using the limited information available. No capital costs were considered at the time of this study. Optimizations were run using measured, indicated and inferred mineral resources.

Table 9-3: Pit Optimization Parameters

*Au Price: Lesser of (August 2014 three year trailing average $1,508 or Kitco price of $1,309.75) as of August 8, 2014. **Ag Price: Lesser of (August 2014 three year trailing average $27.00 or Kitco price of $20.13) as of August 8, 2014. Source: JDS, 2014.

Mine Planning

Pit Shell Selection & Mine Design

The key focus of the preliminary assessment was to maximize the open pit resources and to show 'reasonable potential for economic extraction'. The final pit selection was based on the revenue factor of 0.9 (90%) of the gold and silver prices used in the optimization. Using a 0.9 revenue factor eliminates any marginal grade sitting along the final pit wall. Therefore, pit shell 30, where the revenue factor is equal to 0.9, was selected for the final shell.

A detailed mine design was not completed for this study, but mining will be performed on 10 m benches and 60 m minimum mining widths. A series of shells were analyzed, and shells 4 (revenue factor 0.36) and 30 where selected for mine planning.

Gold Equivalent Calculation (AuEq)

A gold equivalent calculation was developed to aid in the reporting of gold and silver for mine planning purposes. The gold equivalent calculation is as follows:

AuEq = Au Grade (g/t) + [Ag Grade (g/t) * Factor]

Factor = [(Ag Price - Ag Selling Cost) * Ag Recovery * Ag Payable * (1 - NSR Royalty)] / [(Au Price - Au Selling Cost) * Au Recovery * Au Payable * (1 - NSR Royalty)]

The gold equivalent calculation was completed in the Maptek Vulcan™ software using the gold and silver grades provided by the IMC resource model.

Gold Equivalent Cut-Off Grade

Mine and Mill cut-off grades calculations were determined for the mine production schedule:

Mine AuEq Cutoff Grade = (Mine+Mill+G&A Costs) / [(((Au Price - Au Selling Cost)/31.1035 * Au Recovery * Au Payable) + ((Ag Price - Ag Selling Cost)/31.1035 * Ag Recovery *Ag Payable)) * (1 - NSR Royalty)]

Mine AuEq Cutoff Grade = (2.12+17.81+2.49)/[(((1300 -0.71)/31.1035*75%*99.80%)+((20 - 0.22)/31.1035*55%*99.75%))*(1 -2%)] = 0.72 g/t

The milling AuEq cut-off calculation ignores the mining costs in the calculation; also called marginal grade.

Mill AuEq Cutoff Grade = 0.64 g/t

To maximize a higher value during the mine life, a mining cut-off was applied and any material between the milling and mining cut-off would be stockpiled and processed at the end of mine life of approximately 1.620 million tonnes.

Mine Production Schedule

The mining production schedule was developed based on a maximum mill capacity of approximately 6000 t/d. The Ana Paula Project life is 10 years, including one year of pre-stripping followed by 9-years of operations. The throughput rate is assumed to achieve full capacity Year 1 of operation. Table 9-5 below, outlines the mine production schedule by year.

Table 9-5: Mine Production Schedule by Year

During the mine scheduling exercise, the goal was to mine the highest-grade material first, while deferring the pre-stripping requirements until later. This would allow for early payback and to help improve the economics of this deposit. Only 6.65 Mt of waste will be required to be moved during pre-striping. The level of organics that will need to be moved is unknown at the time of this study. It is JDS opinion that only a small percentage of the pre-stripping requirements are likely to be associated to the removal of organics.

Approximately 4.22 million tonnes of rehandled material will required during the mine life from two stockpiles. This will be required to manage the mill throughput and to smooth out the strip ratios in years 4 and 5. The first stockpile will contain material above a 0.72 g/t AuEq, cutoff which will be rehandled throughout the mine life of approximately 2.60 million tonnes, the second stockpile will contain marginal grade for material ranging between 0.64 g/t and 0.72 g/t AuEq of approximately 1.62 million tonnes to be rehandled at the end of the mine life.

Mine Rock Management

Over the life of mine, the open pit will produce approximately 46 Mt of waste rock. At the time of this study, the mine rock acid-base accounting information was not available; therefore, all mine rock has been categorized as NAG waste rock.

Contractor Mine Equipment

All mine and support mine equipment will be provided by contractors. The equipment description in this section provides general information of the size and/or capacity of the selected equipment.

This operation will be a conventional, open pit, truck-and-shovel operation. JDS prefers conventional, proven 90-tonne class trucks, 12.5 m3 class hydraulic shovels for open pit loading and hauling.

Blast-hole track-mounted drills either rotary drilling or down-the-hole (“DTH”), are planned for the project. Due to the size of the operation, all equipment on site will be diesel powered.

Contractor Mine Equipment Parameters

The mine will operate 24 hours per day, 365 days per year. The contractor's equipment is expected to have long-term mechanical availability of 85%. Utilization has been assumed to be 85%. This gives approximately 7,446 gross operating hours per year.

Contractor Mine Equipment Requirements

Major mine equipment provided by contractors has been estimated based on the equipment parameters above. They are listed in Table 9-6 below.

Table 9-6: Major Mine Equipment Requirements

Contract support mine equipment will consist of:

Small excavator
Mechanical trucks
Service & lube truck
Welding trucks
Fuel truck
ANFO truck
Small crane
Zoom boom
Tire handler
Ambulance
Fire truck
Flat decks
Snow plow
Bus
Crew van
Pickups

Contractor Explosives

Explosives will be supplied by a single service contract, using conventional heavy ANFO and delivered by an on-site mixing truck to the blast hole.

Blast design is based on 10m benches, using powder factors 0.26. Over the life of mine, the project will use approximately 16.6 Mkg of ammonium nitrate (“AN”) with an average use of 1.84 Mkg per year during years 1 through 8.

The project will use conventional blasting products: nonels, detonating cords, delays and boosters.

Owner mine operations personnel will be responsible for the blasting pattern design and the contractor personnel for loading holes and tie-ins.

Pre-Shearing explosive products should be evaluated at the next stage of the study to determine if higher blasting costs to steepen the overall wall angle will reduce the overall mining of waste and costs.

Mine Personnel

The management staff, technical personnel will only operate on a single 12-hour day shift, on 4 days in, 3 days out, as where contractor mine crews will operate on two 12-hour shifts per day, 365 days per year. This will require four mining and maintenance crews. Crews will work a standard rotation of two weeks on, two weeks off. Personnel requirements are estimated based on the peak number of equipment units operating. Peak mine personnel requirements are estimated and summarized in Table 9-7.

Table 9-7: Total Mine Personnel Summary

Project Infrastructure

Site Access

The Ana Paula Project is located in the state of Guerrero, Mexico, approximately 170 km southwest of Mexico City, roughly equidistant between Mexico City and Acapulco. The project is accessible from Highway 51 along a stretch of gravel roads that will require some improvement to enable access for the larger trucks carrying heavy mine equipment and supply loads for the mine site. The mine site lies approximately 30 km south of Highway 51, and this section of gravel road can be relatively easily upgraded to service the project. Iguala is the nearest major city and is serviced by direct airline flights from several major Mexican cities.

The mine and process facilities are planned to lie between the open pit and the tailings storage facility and at a higher elevation. A crusher station and conveyor will be placed on a lower saddle point closer to the pit ramp and will deliver the crushed rock to the mill, where further processing will be accomplished.

Tailings Management Facility

A lined tailings management facility has been located, preliminarily sized, and costed to facilitate the tailings anticipated to result from processing the 17.8 million tonnes of projected mineralized material to be mined in the base case mine plan. Additional space for storm water runoff, surge, and wave action have been incorporated into the preliminary design as freeboard for the tailings management facility.

The tailings storage facility and dam as laid out for the purposes of this study involve a mapped area of approximately 392,000 m2 or 39.2 hectares. The tailings storage facility has been situated directly downstream of the rock management facility such that impacted runoff from the rock management is controlled and can be introduced into the process water stream for mineral processing in the plant. The tailings storage facility is also in close proximity and at a lower elevation than the plant, further simplifying tailings placement.

Surplus water from the conveyance and placement of tailings material will be recovered and pumped back to the plant for reuse in the mineral processing activities.

Rock Management Facility

The single rock management facility has been located and sized for approximately 46 million tonnes of mine rock based on the base case mining scenario evaluated for this PEA study. The rock management facility has been located adjacent to the pit with runoff being captured by the downstream located tailings management facility. This downstream placement of the tailings management facility enables this water to be captured and incorporated into the process water for mineral processing activities without the addition of any pumping equipment or catchments beneath the rock management facility.

Slopes and layout of the rock management facility are preliminary, but are anticipated to be sufficiently shallow to account for the seismicity of the region.

Process Plant

The process facility is comprised of a gravity/flotation/carbon-in-leach (“CIL”) process plant, storage tanks, tailings thickening area, assay lab, and lay-down area. Adequate warehouse and office space have been accounted for along with sewage treatment and potable water treatment facilities.

Mine Support and Ancillary Buildings

Support and ancillary buildings for the site include a covered, partially enclosed equipment maintenance shop, administration office building, fuel storage/dispensing system, truck scale, warehouse, and security trailer. Some additional facilities may be brought in by the contract miner. The mine scenario evaluated in this PEA study includes the construction of an on-site camp capable of housing up to approximately 128 people. Security issues and effectively expanding the region or area from which skilled labor can be drawn to this mine will both be enhanced by having a camp enabling the housing of workers at the site.

Power Supply and Distribution

Line power is available within 1.5 km of the proposed plant site and is supplied via a 115 kV line running generally east-west adjacent to the site property. A 1.5 km power line will be constructed with appropriate tie-ins and switching to deliver power at 115kV to a substation that will be constructed in close proximity to the plant site. The substation will drop the supply voltage to either 25 kV for general distribution around the site or to 4,160 kV for distribution to the large motor loads such as the crusher facilities. Power usage has been estimated at +/-10 megawatts and the Federal Power Agency in Mexico (“CFE”), has reported that the line has sufficient capacity to handle the +/-10 megawatt load anticipated from the site. A site visit by CFE and obtaining written confirmation to secure the power will be the next steps in acquiring power for the mine operations at site.

Water Supply

The average water usage for the project is estimated to be 2,400 gpm. Surface water impacted by the tailings management facility and surplus water from tailings deposition will be returned to the process facility for reuse to help minimize the amount of water needed from the water supply well clusters. The vast majority of water supply is anticipated to be obtainable from proximal groundwater sources.

Mexico recognizes water as a national resource and regulates the use of water through the Comision Nacional del Agua (“CNA"). The aquifer targeted for supply of the needed groundwater for the Ana Paula project site will require a new water concession application to be made with the CNA. A water concession will need to be granted by the CNA, based on a permit application. The permit application will need to be supported by a technical study demonstrating that water availability and sufficient quantity exist in the area.

The next level of study should include a preliminary hydrologic study that would include determination of likely supply well cluster locations based upon the proposed groundwater source locations and the conducting of a field program to characterize aquifer characteristics and both water quality and quantity to support the proposed water supply requirements and the environmental baseline study.

To the extent practicable, storm water run-off will be diverted around the tailings management facility and process facilities via engineered diversion conveyances/channels with the intent of delivering unimpacted water back to its original drainage.

DIVIDENDS OR DISTRIBUTIONS

Newstrike has not, since the date of its incorporation, declared or paid any cash dividends on its Newstrike Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future Newstrike does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and Newstrike’s financial condition and such other factors as the Newstrike Board considers appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

See Appendix N to this Circular for Newstrike’s MD&A for the year ended July 31, 2014. See Appendix O to this Circular for Newstrike’s MD&A for the three-month period ended October 31, 2014. The attached MD&A’s should be read in conjunction with Newstrike’s condensed consolidated interim financial statements for the three-month period ended October 31, 2014 and the audited annual consolidated financial statements for the 2014 fiscal year, respectively, together with the notes thereto, which are attached as Appendix M and Appendix L to this Circular, respectively.

Outstanding Security Data

The authorized share capital of Newstrike consists of an unlimited number of common shares (the “Newstrike Shares”) without par value and an unlimited number of preferred shares (the “Newstrike Preferred Shares”) without par value. As at the date of this Circular, there were:

1.	116,781,458 Newstrike Shares issued and outstanding;

2.	No Newstrike Preferred Shares issued and outstanding; and

3.	6,618,000 common shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average exercise price of $1.06 per common share.

Additional Disclosure for Companies without Significant Revenue

The financial statements included in Appendix L and Appendix M provide a breakdown of expenses incurred by Newstrike for the annual period ended July 31, 2014 and the interim period ended October 31, 2014.

Newstrike Common Shares

The holders of the Newstrike Shares are entitled to receive notice of and to attend and vote at all meetings of the Newstrike shareholders and each Newstrike Share confers the right to one vote in person or by proxy at all meetings of the Newstrike shareholders. The holders of the Newstrike Shares, subject to the prior rights, of the holders of the Newstrike Preferred Shares, are entitled to receive such dividends in any financial year as the Newstrike Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Newstrike, whether voluntary or involuntary, the holders of the Newstrike Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of Newstrike, the remaining property and assets of Newstrike.

Newstrike Preferred Shares

Unless the Newstrike Board otherwise determines in the articles of amendment designating a series of Newstrike Preferred Shares, the holder of Newstrike Preferred Shares shall not be entitled to receive notice of or vote at any meeting of Newstrike Shareholders. Upon issuance, the directors may designate the rights, privileges, restrictions and conditions attaching to each series of Newstrike Preferred Shares, including but not limited to the rate or amount of dividends, redemption or conversion price and the terms and conditions of such redemption. The holder of Newstrike Preferred Shares are entitled to receive dividends, and in the event of liquidation, dissolution or winding-up of Newstrike will be entitled to receive the remaining property and assets of Newstrike on pro rata with the other holders of Newstrike Preferred Shares and will rank in priority over the holders of Newstrike Shares.

Newstrike Options

The Newstrike Options are granted pursuant to the Newstrike Stock Option Plan, which was initially adopted by the directors of Newstrike on February 10, 2010. There have been no changes to the Newstrike Stock Option Plan since it was adopted by the directors.

The following information is intended as a brief description of the Newstrike Stock Option Plan and is qualified in its entirety by the full text of the Newstrike Stock Option Plan.

1.

The maximum number of Newstrike Shares that may be issued upon the exercise of stock options granted under the Newstrike Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of Newstrike at the time of grant, the exercise price of which, as determined by the Newstrike Board in its sole discretion, shall not be less than the closing price of Newstrike’s shares traded through the facilities of the TSX-V prior to the announcement of the option grant, or, if the shares are no longer listed for trading on the TSX-V, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The Newstrike Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of Newstrike or to any one consultant or to those persons employed by Newstrike who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of Newstrike.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Newstrike Stock Option Plan. All options granted under the Newstrike Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of Newstrike or ceases to be employed by Newstrike (other than by reason of death), or ceases to be a consultant of Newstrike as the case may be, then the option granted shall expire on no later than the 60th day following the date that the option holder ceases to be a director, ceases to be employed by Newstrike or ceases to be a consultant of Newstrike, subject to the terms and conditions set out in the Newstrike Stock Option Plan.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in the “Information Relating to Newstrike - Material Contracts” section of this Circular, there have not been any material changes in the share and loan capital of Newstrike, on a consolidated basis, since October 31, 2014, the date of Newstrike’s most recently filed financial statements.

TRADING PRICE AND VOLUME OF NEWSTRIKE SHARES

The Newstrike Shares are listed for trading on the TSX-V under the trading symbol “NES”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Newstrike Shares as reported on the TSX-V.

	TSX-V
	Price Range($)
	High	Low	Volume
March 2014	1.160	0.790	1,497,476
April 2014	1.030	0.880	432,791
May 2014	0.910	0.680	440,793
June 2014	0.880	0.570	768,322
July 2014	1.010	0.750	922,693
August 2014	1.010	0.880	479,819
September 2014	1.190	0.870	1,759,856
October 2014	1.220	0.940	2,783,351
November 2014	1.080	0.900	1,273,531
December 2014	1.010	0.810	934,620
January 2015	1.110	0.880	4,690,735
February 2015	1.040	0.850	4,673,946
March 1 – March 23, 2015	0.980	0.690	2,230,596

The closing price of the Newstrike Shares on the TSX-V on February 13, 2015, the last trading day preceding the announcement of the Arrangement Agreement, was $0.96.

PRIOR SALES

The following table summarizes the issuances of Newstrike Shares and Newstrike Options granted by Newstrike within the 12 months prior to the date of this Circular.

	Price per Newstrike Share
	or Exercise Price per	Number and Type of
Date of sale	Newstrike Option	Securities	Reasons for issuance
May 20, 2014	$0.86	350,000 options	Issuance of options
October 9, 2014	$0.26	750,000 common shares	Exercise of options
October 9, 2014	$0.35	350,000 common shares	Exercise of options
September 19, 2014	$0.26	200,000 common shares	Exercise of options
September 30, 2014	$0.26	150,000 common shares	Exercise of options
March 13, 2015	N/A	50,000 common shares	Consideration for $2,000,000 loan from Newstrike Shareholders

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and executive officers of Newstrike, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of Newstrike:

Shareholder	Number of Shares	Percentage of Issued Capital
Lorito Holdings Ltd. and Zebra Holdings Ltd., as joint actors(1)	16,504,800	14.13%
(1)	Of the 16,504,800 shares, 9,346,467 are held by Lorito Holdings Ltd. and 7,158,333 are held by Zebra Holdings Ltd.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of Newstrike as at the date of the Circular.

Name, province or state and country of residence and position, if any, held in Newstrike	Principal occupation during the past five years	Served as director of Newstrike since	Number of common shares of Newstrike beneficially owned, directly or indirectly, or controlled or directed at present(1)
Richard O’C. Whittall(6) British Columbia, Canada Director, Chief Executive Officer and President	Principal, Watershed Capital Partners (Strategic investment banking)	December 18, 2007	1,415,988(3)
Kevin D. Rathbun(2)(5)(6) British Columbia, Canada Director

Currently Chief Financial Officer of Mobio Technologies Inc.; 2009–2011, Chief Financial Officer, Realm Energy International Corporation; prior thereto Principal, Watershed Capital Partners (Strategic investment banking)

		December 18, 2008	358,318(4)
Kenneth R. Thorsen(5) British Columbia, Canada Director	Independent Consultant	June 30, 2008	211,818
Robert Withers(2)(5) British Columbia, Canada Director	Managing Partner, Whytcliff Capital Partners since 2014; Managing Director, Fiore Capital Corporation 2011-2014; Managing Partner, Whytecliff Capital Partners from 2008 to 2011; Director Merchant Banking, HSBC Capital (Canada) Inc. (1996 – 2008)	November 26, 2010	32,500
Wojtek A. Wodzicki(6) British Columbia, Canada Director

President, CEO and Director, NGEx Resources Inc. since April 2009; President and CEO, Sanu Resources Inc. from April 2007 to August 2009; Vice President, Lundin Mining from April 2007 to April 2009; General Manager Exploration, Teck Resources Ltd. from September 2001 to March 2007

		February 17, 2011	Nil
George Brack(2)(6) British Columbia, Canada Director	Corporate Director; Managing Director and Industry Head – Mining with Scotia Capital Inc. from December 2006 to January 2009; President of Macquarie North America Ltd. from January 1999 to November 2006	January 25, 2012	500,000

Name, province or state and country of residence and position, if any, held in Newstrike	Principal occupation during the past five years	Served as director of Newstrike since	Number of common shares of Newstrike beneficially owned, directly or indirectly, or controlled or directed at present(1)
Mark D. Backens South Dakota, United States Director

Corporate Director; Corporate Development and Mining Consultant February 2013 to current; Director of Investment Banking - Mining for Scotia Capital from January 2006 to January 2013; Senior Manager – Mining of Macquarie North America January 2003 to November 2006.

		May 20, 2014	Nil

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.
(2)	Member of Newstrike’s audit committee.
(3)

Richard O’C. Whittall holds 1,091,452 common shares directly, holds 309,636 shares indirectly through Watershed Capital Holdings, a private company of which Mr. Whittall is a principal and 14,900 through Mr. Whittall’s spouse.

(4)	Kevin D. Rathbun holds 201,818 common shares directly and 156,500 common shares indirectly through 0792667 B.C. Ltd., a private corporation under his control.
(5)	Member of Newstrike’s compensation committee.
(6)	Member of the Newstrike’s governance committee.

Corporate Cease Trade Orders or Bankruptcies

No director of Newstrike is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including Newstrike, that while that person was acting in that capacity:

a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of Newstrike has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder.

Conflict of Interest

Certain directors and officers Newstrike are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Newstrike may not be made available to Newstrike, but rather may be offered to a company with competing interests. The directors and senior officers of Newstrike are required by law to act honestly and in good faith with a view to the best interests of Newstrike and to disclose any personal interest which they may have in any project or opportunity of Newstrike, and to abstain from voting on such matters.

The directors and officers of Newstrike are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Newstrike will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Currently, George Brack is a director of both Timmins and Newstrike and he has recused himself from voting on matters relating to the Arrangement.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended July 31, 2014, Newstrike had four Named Executive Officers (“NEOs”) being, Richard O’C Whittall, the President and Chief Executive Officer (“CEO”), Salvador Miranda, the Chief Financial Officer (“CFO”) of Newstrike, Gillian Kearvell, the Vice President of Exploration (“VP Exploration”) and Thomas H. Bagan, the Vice President of Project Development (“VP Project Development”).

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of Newstrike, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

Newstrike’s principal objective is to identify potential mineral property transactions, and to explore and develop such properties, as a means to enhance shareholder value. In this context, Newstrike has a modest management team consisting of the CEO, the CFO, the VP Exploration, the VP Project Development and the Vice President of Finance (not a NEO), who are retained on a consulting contract basis, supplemented where necessary by members of the Newstrike Board. Newstrike’s compensation scheme is designed to reward the NEOs of Newstrike for meeting Newstrike’s principal objective while maintaining its status as a reporting issuer, and consists of two components: a base salary and incentive stock options.

The responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing Newstrike’s base compensation structure and equity-based compensation program, recommending compensation of Newstrike’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives, is performed by the compensation committee (the “Compensation Committee”).

The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for Newstrike’s senior management. The Compensation Committee reviews the compensation of senior management on an annual basis taking into account compensation paid by other issuers of similar size and activity.

Compensation of the CEO was determined by negotiation between the CEO and the Newstrike Board. The CFO, VP Exploration and the VP Project Development’s compensation was established by the CEO subject to the approval of the Compensation Committee and the Newstrike Board. The base salary element of compensation is designed to ensure that Newstrike is able to retain qualified individuals to act as its CEO, CFO, VP Exploration and VP Project Development, and was established by arm’s length negotiation with the NEOs. Newstrike further grants stock options to its NEOs as a means of aligning Management interests with those of Newstrike’s Shareholders.

Neither the Newstrike Board nor the Compensation Committee has proceeded to a formal evaluation of the implications of the risks associated with Newstrike’s compensation policies and practices. Risk management is a consideration of the Newstrike Board when implementing its compensation program, and the Newstrike Board and the Compensation Committee does not believe that Newstrike’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on Newstrike.

Newstrike’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Share-Based and Option-Based Awards

Newstrike does not grant share-based awards. The Newstrike Board is responsible for granting options to the NEOs. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of Newstrike, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Newstrike Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to Newstrike’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist Newstrike in compensating, attracting, retaining and motivating the officers, directors and employees of Newstrike and to closely align the personal interest of such persons to the interest of the shareholders.

The exercise price of the stock options granted is generally determined by the market price at the time of grant, less any allowable discount.

Compensation Governance

The Compensation Committee, on behalf of the Newstrike Board, monitors compensation for the executive officers of Newstrike. The Compensation Committee currently consists of three members; namely, Kenneth R. Thorsen (Chair), Kevin D. Rathbun and Robert Withers. All members of the Compensation Committee are considered independent.

The following is a summary description of the mandate and responsibilities of the Compensation Committee as it relates to NEO compensation:

(a)

to review and approve corporate goals and objectives relevant to NEO and other senior management compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Newstrike Board with respect to NEO and other senior management compensation levels (including the award of any cash bonuses or share ownership opportunities);

(b)

to consider the implementation of short and long-term incentive plans, including equity- based plans, proposed by management, to make recommendations to the Newstrike Board with respect to these plans and to annually review such plans after their implementation; and

(c)	to annually review any other benefit plans proposed by management and to make recommendations to the Newstrike Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programmes. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource sector provides them with the understanding of Newstrike’s success factors and risks, which is very important when determining metrics for measuring success.

Summary Compensation Table

Set out below is a summary of compensation paid or accrued during Newstrike’s three most recently completed financial years to Newstrike’s NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans	Long- term incentive plans
Richard O’C. Whittall, President & CEO	2014 2013 2012	240,000 144,000 144,000	Nil Nil Nil	Nil 154,877 404,028	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	240,000 298,877 548,028
Salvador Miranda, CFO	2014 2013 2012	126,000 111,000 90,000	Nil Nil Nil	Nil 44,250 121,208	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	126,000 155,250 211,208
Gillian Kearvell, VP Exploration	2014 2013 2012	198,000 181,500 180,000	Nil Nil Nil	Nil 110,622 404,028	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	198,000 292,122 584,028
Thomas H. Bagan, VP Project Development	2014 2013 2012	233,925 227,522 23,374	Nil Nil Nil	Nil 154,877 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	233,925 382,399 23,374

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:
	2014	2013	2012

Risk-free interest rate:	1.45%	1.61%	1.13%
Expected dividend yield:	0%	0%	0%
Expected volatility:	77.16%	91.48%	111.56%
Expected life of option (years):	4.6	4.3	3.7

Newstrike has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is the methodology used in Newstrike’s financial statements.

Narrative Discussion

On July 1, 2013, Newstrike entered into a consulting agreement with 0979146 B.C. Ltd., a private company controlled by Mr. Whittall (“PrivCo”), whereby Newstrike will pay PrivCo a monthly fee of $20,000, exclusive of bonuses, stock options and any other compensation, on a continuing basis.

On June 27, 2013, Newstrike entered into a consulting agreement with InterAmerica Consulting & Development Inc. (“InterAmerica”), a company of which Mr. Salvador Miranda is a principal, pursuant to which InterAmerica would provide Mr. Miranda’s services as CFO of Newstrike. In consideration for these services, Newstrike will pay InterAmerica a monthly fee of $10,500, exclusive of bonuses, stock options and other compensation, on an ongoing basis.

On July 1, 2013, Newstrike entered into a consulting services agreement with Gillian Kearvell, in connection with Ms. Kearvell’s services as VP Exploration of Newstrike. In consideration for these services, Newstrike will pay Ms. Kearvell a monthly fee of $16,500, exclusive of bonuses, stock options and other compensation, on an ongoing basis.

On July 23, 2012, Newstrike entered into a consulting agreement with Thomas H. Bagan, pursuant to which Mr. Bagan would provide services as VP Project Development of Newstrike, and would pay Mr. Bagan a monthly fee of US$18,750, exclusive of bonuses, stock options and other compensation. The contract term expired on June 25, 2014. On July 5, 2014, Newstrike and Mr. Bagan entered into a new consulting services agreement whereby Newstrike will pay Mr. Bagan a monthly fee of US$18,750, exclusive of bonuses, stock options and other compensation, on an ongoing basis.

Outstanding Share-Based Awards and Option-Based Awards

Newstrike does not have any share-based awards held by a NEO. The following table sets forth the outstanding option-based awards held by the NEOs of Newstrike at the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Richard O’C. Whittall, President & CEO	750,000(2) 350,000 200,000 350,000	0.26 0.53 2.80 0.70	October 15, 2014 October 8, 2015 August 10, 2021 June 27, 2020	502,500 140,000 Nil 80,500	Nil Nil Nil Nil	N/A N/A N/A N/A
Salvador Miranda, CFO	150,000(2) 150,000 60,000 100,000	0.26 0.53 2.80 0.70	October 15, 2014 October 8, 2015 August 10, 2021 June 27, 2020	100,500 60,000 Nil 23,000	Nil Nil Nil Nil	N/A N/A N/A N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Gillian Kearvell, VP, Exploration	500,000 200,000 250,000	0.53 2.80 0.70	October 8, 2015 August 10, 2021 June 27, 2020	200,000 Nil 57,500	Nil Nil Nil	N/A N/A N/A
Thomas H. Bagan, VP, Project Development	350,000	0.70	June 27, 2020	80,500	Nil	N/A

Notes:

(1)

“In-the-Money Options” means the excess of the market value of Newstrike’s shares on July 31, 2014 over the exercise price of the options. The market price for Newstrike’s common shares on July 31, 2014 was $0.93.

(2)	These options were exercised subsequent to the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard O’C. Whittall, President & CEO	89,175	N/A	N/A
Salvador Miranda, CFO	25,479	N/A	N/A
Gillian Kearvell, VP, Exploration	63,697	N/A	N/A
Thomas H. Bagan, VP, Project Development	89,175	N/A	N/A

Note:

(1)	Shows the dollar value that would have been realized if the options had been exercised on the vesting date.

Narrative Discussion

A description of Newstrike’s stock option plan (the “Stock Option Plan”) is contained under the heading “Particulars of Matters to be Acted Upon - Confirming Stock Option Plan” below.

Pension Benefits

Newstrike does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

Other than as described below, during the most recently completed financial year there were no employment contracts, agreements, plans or arrangements for payments to an NEO, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Newstrike or a change in an NEO’s responsibilities.

Consulting Services Agreement – Richard Whittall – President and Chief Executive Officer

On July 1, 2013, Newstrike entered into a consulting agreement with PrivCo (the “CEO Agreement”), a private company controlled by Mr. Whittall, whereby Newstrike will pay PrivCo a monthly fee of $20,000, exclusive of bonuses, stock options and any other compensation, on a continuing basis, for Mr. Whittall’s services as CEO of Newstrike.

Under the terms of the CEO Agreement, Newstrike may terminate Mr. Whittall’s services at any time without cause or reason by giving written notice. Additionally, the CEO Agreement may be terminated by PrivCo at any time upon 90 days’ prior written notice. In the event Newstrike terminates the CEO Agreement without cause, Newstrike will pay PrivCo consulting fees of $240,000, equivalent to 12 months of services.

In the event of a change of control, the CEO Agreement provides for the payment of a severance fee of $240,000 or the equivalent of 12 months of services, should PrivCo decide to terminate its engagement with Newstrike or its successor within 10 calendar days from the date of the change of control. In accordance with Newstrike’s Stock Option Plan, all unvested options become immediately vested upon a change of control.

Consulting Services Agreement – Salvador Miranda – Chief Financial Officer

On July 1, 2013, Newstrike entered into a consulting agreement with InterAmerica (the “CFO Agreement”), a private company controlled by Mr. Miranda, whereby Newstrike will pay InterAmerica a monthly fee of $10,500, exclusive of bonuses, stock options and any other compensation, on a continuing basis, for Mr. Miranda’s services as CFO of Newstrike.

Under the terms of the CFO Agreement, Newstrike may terminate Mr. Miranda’s services at any time by giving InterAmerica 90 days’ prior written notice, and would be paid an amount of $126,000 equivalent to 12 months of services. Additionally, the CFO Agreement may be terminated by Mr. Miranda, by giving Newstrike at least 90 days’ prior written notice.

In the event of a change of control, the CFO Agreement provides for the payment of a severance fee of $126,000 or equivalent to 12 months of consulting services, should InterAmerica decide to terminate Mr. Miranda’s engagement with Newstrike or its successor during the 10 calendar days following the change of control. In accordance with Newstrike Stock Option Plan, all unvested options become immediately vested upon a change of control.

Consulting Agreement – Gillian Kearvell – Vice President of Exploration

On July 1, 2013, Newstrike entered into a new consulting services agreement with Ms. Kearvell (the “VP Exploration Agreement”) whereby Newstrike will pay Ms. Kearvell a monthly fee of $16,500, exclusive of bonuses, stock options and other compensation, on an ongoing basis, for Ms. Kearvell’s services as VP, Exploration.

Under the terms of the VP Exploration Agreement, Newstrike may terminate Ms. Kearvell’s services at any time by giving written notice to Ms. Kearvell. Additionally, the VP Exploration Agreement may be terminated by Ms. Kearvell at any time upon 90 days’ prior written notice. In the event Newstrike terminates the VP Exploration Agreement without cause, Newstrike will pay Ms. Kearvell a severance fee of $198,000, equivalent to 12 months of services.

In the event of a change of control, the VP Exploration Agreement provides for the payment of a severance fee of $198,000 or the equivalent of 12 months of services, should Ms. Kearvell decide to terminate her engagement with Newstrike or its successor within 10 calendar days from the date of the change of control. In accordance with Newstrike’s Stock Option Plan, all unvested options become immediately vested upon a change of control.

Consulting Agreement - Thomas H. Bagan - Vice President, Project Development

On July 5, 2013, Newstrike entered into a consulting services agreement with Mr. Bagan (the “VP Project Development Agreement”) whereby Newstrike will pay Mr. Bagan a monthly fee of US$18,750, exclusive of bonuses, stock options and other compensation, on an ongoing basis, for Mr. Bagan’s services as VP, Project Development.

Under the terms of the VP Project Development agreement, Newstrike may terminate Mr. Bagan’s services at any time by giving written notice to Mr. Bagan. Additionally, the VP Project Development Agreement may be terminated by Mr. Bagan at any time upon 30 days’ prior written notice. In the event Newstrike terminates the VP Project Development Agreement without cause, Newstrike will pay Mr. Bagan a severance fee of US$225,000, equivalent to 12 months of services.

In the event of a change of control, the VP Project Development Agreement provides for the payment of a severance fee of US$225,000 or the equivalent of 12 months of services, should Mr. Bagan decide to terminate his engagement with Newstrike or its successor within 10 calendar days from the date of the change of control. In accordance with Newstrike’s Stock Option Plan, all unvested options become immediately vested upon a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs on termination without cause assuming such termination occurred on July 31, 2014.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Richard O’C. Whittall(1), President & CEO	240,000	Nil	Nil	Nil	240,000
Salvador Miranda(2) CFO	126,000	Nil	Nil	Nil	126,000
Gillian Kearvell, VP, Exploration	198,000	Nil	Nil	Nil	198,000
Thomas H. Bagan, VP, Project Development	233,925	Nil	Nil	Nil	233,925

Notes:

(1)	100% of this compensation is paid to Mr. Whittall through PrivCo, a company of which Mr. Whittall is a principal.
(2)	100% of this compensation is paid to Mr. Miranda through InterAmerica, a company of which Mr. Miranda is a principal.

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs assuming such person is terminated or resigns within 10 days of a change of control assuming such termination or resignation occurred on July 31, 2014.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(3)	All Other Compensation ($)	Total ($)
Richard O’C. Whittall(1), President & CEO	240,000	Nil	31,200	Nil	271,200
Salvador Miranda(2) CFO	126,000	Nil	9,200	Nil	135,200
Gillian Kearvell, VP, Exploration	198,000	Nil	23,000	Nil	221,000
Thomas H. Bagan, VP, Project Development	233,925	Nil	32,200	Nil	266,125

Notes:

(1)	100% of this compensation is paid to Mr. Whittall through PrivCo, a company of which Mr. Whittall is a principal.
(2)	100% of this compensation is paid to Mr. Miranda through InterAmerica, a company of which Mr. Miranda is a principal.
(3)

All unvested options vest upon a change of control. The amount has been calculated based on the difference between the exercise price of the unvested options and market price of the shares on July 31, 2014, which was $0.93.

Other than as described above, Newstrike has no other compensatory plan, contract or arrangement where an NEO is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with Newstrike, a change of control of Newstrike, or a change in responsibilities of the NEO following a change in control.

Director Compensation

Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of Newstrike or its subsidiaries, in their capacity as members of a committee of the Newstrike Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during Newstrike’s most recently completed financial year.

Set out below is a summary of compensation paid or accrued during Newstrike’s most recently completed financial year to Newstrike’s directors, other than the NEOs previously disclosed:

Director Compensation Table

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity inventive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kenneth R. Thorsen	22,000	N/A	Nil	N/A	N/A	Nil	22,000
Kevin D. Rathbun	18,000	N/A	Nil	N/A	N/A	Nil	18,000
Robert Withers	22,000	N/A	Nil	N/A	N/A	Nil	22,000
Wojtek A. Wodzicki	18,000	N/A	Nil	N/A	N/A	Nil	18,000
George Brack	18,000	N/A	Nil	N/A	N/A	Nil	18,000
Mark D. Backens(2)	3,532	N/A	182,395(1)	N/A	N/A	Nil	185,927

Notes:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:
Risk-free interest rate: 1.45%
Expected dividend yield: 0%
Expected volatility: 77.16%
Expected life of option: 4.6 years
Newstrike has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is the methodology used in Newstrike’s financial statements.
(2)	Mark Backens was appointed a director of Newstrike on May 20, 2014.

Narrative Discussion

Certain compensation was earned by directors of Newstrike in their capacity as members of the Newstrike Board or of a committee of the Newstrike Board or its subsidiaries, or as consultants or experts, during Newstrike’s most recently completed financial year.

To encourage the directors to align their interests with shareholders, directors are granted incentive stock options pursuant to Newstrike’s Stock Option Plan, from time to time.

Outstanding Share-Based Awards and Option-Based Awards

Newstrike does not have any share-based awards held by a director. The following table sets forth details of all awards granted to directors of Newstrike which are outstanding at the end of the most recently completed financial year.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth R. Thorsen	150,000 75,000 200,000	0.53 2.80 0.70	October 8, 2015 August 10, 2021 July 27, 2020	60,000 Nil 46,000	Nil Nil Nil	Nil Nil Nil
Kevin D. Rathbun	200,000(2) 150,000 60,000 200,000	0.26 0.53 2.80 0.70	October 15, 2014 October 8, 2015 August 10, 2021 July 27, 2020	134,000 60,000 Nil 46,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Robert Withers	350,000 75,000 200,000	0.58 2.80 0.70	November 29, 2020 August 10, 2021 July 27, 2020	122,500 Nil 46,000	Nil Nil Nil	Nil Nil Nil
Wojtek A. Wodzicki	350,000 60,000 200,000	1.35 2.80 0.70	March 23, 2021 August 10, 2021 July 27, 2020	Nil Nil 46,000	Nil Nil Nil	Nil Nil Nil
George Brack	350,000(2) 200,000	0.35 0.70	October 29, 2014 July 27, 2020	203,000 46,000	Nil Nil	Nil Nil
Mark D. Backens	350,000	0.86	May 20,2021	24,500	Nil	Nil

Notes:

(1)

“In-the-Money Options” means the excess of the market value of Newstrike’s shares on July 31, 2014 over the exercise price of the options. The market price for Newstrike’s common shares on July 31, 2014 was $0.93.

(2)	Exercised subsequent to the end of the most recently completed financial year

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each director:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kenneth R. Thorsen	50,957	N/A	N/A
Kevin D. Rathbun	50,957	N/A	N/A
Robert Withers	50,957	N/A	N/A
Wojtek A. Wodzicki	50,957	N/A	N/A
George Brack	50,957	N/A	N/A
Mark D. Backens	66,741	N/A	N/A

Note:

(1)	Shows the dollar value that would have been realized if the options had been exercised on the vesting date.

Equity Compensation Plan Information

The following table sets out those securities of Newstrike which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	8,425,000	$0.90	3,068,145
Equity compensation plans not approved by the securityholders	Nil	N/A	Nil
Total	8,425,000	$0.90	3,068,145

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of Newstrike, or their respective associates or affiliates, are or have been indebted to Newstrike since the beginning of the most recently completed financial year of Newstrike.

AUDIT COMMITTEE

Newstrike is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of Newstrike or an affiliate of Newstrike.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Appendix Q to this Circular.

Composition of Audit Committee and Independence

Newstrike’s current Audit Committee consists of Robert Withers (Chair), George Brack and Kevin D. Rathbun.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with Newstrike, which could, in the view of the Newstrike Board, reasonably interfere with the exercise of the member’s independent judgment. All of the current Audit Committee members are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Newstrike’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Robert Withers (Chair)

Robert Withers is a director of Newstrike. Mr. Withers is also Managing Director Partner of Whytecliff Capital Partners, Inc., a private equity advisory firm based in Vancouver, British Columbia. Throughout his career in private equity and investment banking, he has been responsible for sourcing, negotiating and structuring private equity and mezzanine debt transactions. He has served on several public and private boards working with management teams to achieve corporate objectives in the areas of acquisitions, debt and equity financings and the sale or refinancing of the company. He holds a Bachelor of Commerce (Finance) from the University of British Columbia.

George Brack

Mr. Brack holds an MBA in finance and the CFA designation and spent much of his career performing financial analysis and providing corporate financial advice. He has served on the boards of several public companies presently and in the past and has served on seven different audit committees.

Kevin D. Rathbun

Kevin D. Rathbun is a director of Newstrike. Mr. Rathbun currently serves as the Chief Financial Officer of Mobio Technologies Inc., a TSX-V listed vertically integrated high-growth technology company. From 2009 – 2011 he was Chief Financial Officer of Realm Energy International Corporation, an international oil and gas exploration company listed on the TSX-V. Prior to that, he was a partner with Watershed Capital Partners since 2001 where he was directly involved in numerous successful merger, acquisition and divestiture transactions. He holds the designation of Chartered Financial Analyst as well as a commerce degree from Royal Roads University.

Audit Committee Oversight

Since the commencement of Newstrike’s most recently completed financial year, the Audit Committee of Newstrike has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Newstrike Board.

Reliance on Certain Exemptions

Since the commencement of Newstrike’s most recently completed financial year, Newstrike has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by Newstrike and its subsidiaries to Davidson & Company LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2014	2013
	($)	($)
Audit fees(1)	45,000	44,000
Audit related fees(2)	900	Nil
Tax fees(3)	12,000	4,750
All other fees(4)	Nil	11,880
Total	$57,900	$60,630
Notes:
(1)	“Audit fees” include aggregate fees billed by Newstrike’s external auditor in each of the last two fiscal years for audit fees.
(2)

“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by Newstrike’s external auditor that are reasonably related to the performance of the audit or review of Newstrike’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by Newstrike’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by Newstrike’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

Newstrike is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by Newstrike in adopting its corporate governance practices. The Newstrike Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Newstrike’s approach to corporate governance is set out below.

Board of Directors

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with Newstrike. The “material relationship” is defined as a relationship which could, in the view of Newstrike’s Board, reasonably interfere with the exercise of a director’s independent judgement. All of the current members of the Newstrike Board are considered “independent” within the meaning of NI 52-110, except for Richard O’C. Whittall, who is the President and CEO of Newstrike.

The Newstrike Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of Newstrike, provide leadership and direction to management, evaluate management, set policies appropriate for the business of Newstrike and approve corporate strategies and goals. The day-to-day management of the business and affairs of Newstrike is delegated by the Newstrike Board to the CEO and the President. The Newstrike Board will give direction and guidance through the President to management and will keep management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Newstrike Board.

The Newstrike Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints the Audit Committee, the Compensation Committee and the governance committee (the “Governance Committee”). The Newstrike Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Newstrike Board and establishes his or her duties and responsibilities, appoints the President and CEO, CFO and other officers of Newstrike and establishes the duties and responsibilities of those positions and on the recommendation of the President and CEO and approves the senior management structure of Newstrike.

The Newstrike Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Newstrike Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of Newstrike are subject to prior approval of the Newstrike Board. The Newstrike Board shall meet not less than four times during each year and will endeavour to hold at least one meeting in each fiscal quarter. The Newstrike Board will also meet at any other time at the call of the President, or subject to the Articles of Newstrike, of any director.

The mandate of the Newstrike Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of Newstrike and to act with a view to the best interests of Newstrike. In doing so, the Newstrike Board oversees the management of Newstrike’s affairs directly and through its committees.

Directorships

The following directors of Newstrike are also directors of other reporting issuers as stated:

Richard O’C. Whittall is a director of Canadian General Investments, Limited, Aurea Mining Inc., Canadian World Fund Ltd., GVIC Communications Corp. and Fortress Paper Ltd.

Kenneth R. Thorsen is a director of Meritus Minerals Limited

Robert Withers is a director of Mezzi Holdings Inc.

Wojtek A. Wodzicki is a director of NGEx Resources Inc. and Horn Petroleum Corporation.

George Brack is a director of Alexco Resources Corp., Capstone Mining Corp., Silver Wheaton Corp., Timmins Gold Corp. and Geologix Explorations Inc.

Mark Backens is a director of Anthem United Inc.

Orientation and Continuing Education

The Newstrike Board’s practice is to recruit for the Newstrike Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on Newstrike’s affairs and plans prior to obtaining their consent to act as a director.

The Newstrike Board provides training courses to the directors as needed, to ensure that the Newstrike Board is complying with current legislative and business requirements.

Ethical Business Conduct

The Newstrike Board has adopted a formal written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. In recruiting new board members, the Newstrike Board considers only persons with a demonstrated record of ethical business conduct.

The Newstrike Board expects management to operate the business of the corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Newstrike’s business plan and to meet performance objectives and goals. In addition, the Newstrike Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Newstrike Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable Newstrike to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Newstrike Board consideration, all compensation packages, both present and future, for Newstrike’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. In addition, the Compensation Committee will monitor and generally be responsible for developing Newstrike’s governance and human resources policies and guidelines relating to human resources and overseeing their implementation and administration.

A majority of the members of the Compensation Committee will not be officers or employees of Newstrike and shall be unrelated, independent directors. Members of the Compensation Committee shall be appointed or reappointed at the meeting of the Newstrike Board following Newstrike’s annual general meeting and from among the appointees to the Compensation Committee the Newstrike Board shall appoint a chairperson (the “Committee Chairperson”). The duties of the Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Newstrike Board.

The Compensation Committee will meet as often as may be necessary or appropriate in its judgment, but generally meets at least twice per year and may call special meetings as required.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long term success of Newstrike. Compensation generally includes the three following components: base salary, annual bonus based on performance and grant of stock options. The Compensation Committee takes into account the North American context of its activities and increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for Newstrike.

The Compensation Committee is accountable to the Newstrike Board and reports to the Newstrike Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Newstrike Board on request to the Committee Chairperson.

The members of the Compensation Committee are Kenneth R. Thorsen (Chair), Kevin D. Rathbun and Robert Withers.

Governance Committee

The purpose of the Governance Committee is to monitor and to generally be responsible for developing Newstrike’s governance and guidelines relating to corporate governance and overseeing their implementation and administration.

Annually, following the annual general meeting of Newstrike, the Newstrike Board elects from its members not less than three directors to serve on the Corporate Governance Committee. Each member holds office until the close of the next annual general meeting of Newstrike or until the member resigns or is replaced, whichever first occurs. The Newstrike Board appoints one of the directors on the Corporate Governance Committee as the chairperson (the “Governance Committee Chairperson”), whose duties include overseeing the proper functioning of the Governance Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Newstrike Board.

The Governance Committee meets at least twice per year and may call special meetings as required.

The members of the Governance Committee are George Brack (Chair), Wojtek A. Wodzicki and Richard O’C Whittall.

Assessments

The Newstrike Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Newstrike Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Newstrike Board.

The Newstrike Board monitors the adequacy of information given to directors, communication between Newstrike Board and Management and the strategic direction and processes of the Newstrike Board and its committees.

The Newstrike Board believes its corporate governance practices are appropriate and effective for Newstrike, given its size and operations. Newstrike’s corporate governance practices allow Newstrike to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

RISK FACTORS

The business and operations of Newstrike are subject to numerous risks. There are risks in every business and the mining industry has its own inherent risks. The following discussion summarizes the principal risk factors that apply to Newstrike’s business. Any one or more of such risk factors could materially affect Newstrike’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Newstrike.

Nature of Mineral Exploration, Mine Development and Mining Operations Business

The exploration for and development of mineral deposits involves significant risks typical to such activity which even a combination of careful evaluation, experience and knowledge may not eliminate. The success of Newstrike is directly related to its ability to acquire and maintain properties with sufficient mineral reserves. However, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by Newstrike towards the search and evaluation of precious metals and other minerals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical and subject to fluctuation; actual costs required to bring a deposit into production; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, permitting, importing and exporting of minerals, and environmental protection and reclamation. Additional challenges may be encountered due to technical, mechanical, logistics, transportation and labour force problems. The exact effect of these and other factors cannot be accurately predicted but could have a material adverse effect upon Newstrike’s properties and operations. The operations of Newstrike are subject to inherent hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and industrial hazards and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Negative Operating and Investing Cash Flows

Newstrike is an exploration and development stage company and has not yet commenced commercial production on the Ana Paula Project or any other property and, accordingly, has not generated cash flow from operations. Newstrike is devoting significant resources to the development of the Ana Paula Project, however there can be no assurance that it will generate positive cash flow from operations in the future. Newstrike expects to continue to incur negative consolidated operating cash flow and losses until such time as it enters into commercial production and will not generate consolidated revenues sufficient to fund the continuing operation of the Ana Paula Project.

Newstrike has negative operating and investing cash flows to date, reporting a negative cash flow from operating activities of $2,237,747 and a negative cash flow from investing activities of $9,131,201 for the year ended July 31, 2014. Newstrike’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof.

Additional Financing

Newstrike has no current source of operating cash flow and no assurance that additional funding, equity or debt will be available for the completion of the development of the Ana Paula Project or the continued exploration of its other properties. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of the development or further exploration of the Ana Paula Project and the continued exploration of the other properties.

Dilution

In order to finance continued development of the Ana Paula Project and the continued exploration of the other properties, Newstrike may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. Newstrike cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of Newstrike’s securities will have on the market price of the common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, investors will suffer dilution to their voting power and Newstrike may experience dilution in its earnings per share.

Permits and Licenses

Newstrike will require a number of permits and licenses from various levels of governmental authorities in connection with its current development program and future operations at the Ana Paula Project, as well as its current exploration program involving its other properties. Necessary permits and licenses including surface rights access and use, environmental impact authorization, forestry land use change authorization, a concession for the occupation of national assets, a discharge permit, hazardous waste register, a land use license, and a permit for the use of explosives, will be required in order to proceed to development and continue with exploration, as applicable.

Government approvals, approval of members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of Newstrike. Newstrike cannot be certain that it will receive the necessary permits, licenses and approvals required to conduct exploration and to develop any properties that it may acquire from time to time, or that any permits, licenses or approvals obtained will be on acceptable terms. The failure to obtain such permits, licenses or approvals, delays in obtaining such permits, licenses or approvals, failure to comply with such permits, licenses or approvals, or challenges to their issuance by third parties could increase Newstrike’s costs and delay its activities, and could adversely affect the business or operations of Newstrike. To the extent such permits, licenses or approvals are required and not obtained, or not obtained on a timely basis, Newstrike may be curtailed or prohibited from proceeding with planned development of the Ana Paula Project.

Land Title

Legal title and possession of the land being explored and developed by Newstrike is currently held by various private landowners and Ejidos.

Newstrike has also entered into temporary exploration agreements with various private landowners and Ejidos enabling Newstrike to carry out mining exploration activities. Any unremedied non-compliance with such agreements could result in the agreements being rescinded or a request for specific performance being made. Furthermore, while these agreements are legally enforceable, Mexican courts are hesitant to enforce agreements against the Ejidos and therefore it is important for Newstrike to maintain cordial community relations.

Newstrike’s properties may be subject to prior unregistered liens, disputes, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on Newstrike’s consolidated business operations, condition and results of operations.

Foreign Operations and Political and Country Risk

Newstrike’s principal assets are located in Mexico and Newstrike’s operations are therefore subject to Mexican federal and state laws and regulations. The risks normally associated with the conduct of business in foreign countries include various levels of political, regulatory, economic, social and other risks and uncertainties. Such risks may include, but are not limited to: local economic instability, high rates of inflation, emerging resource nationalism, restrictions on foreign ownership and activities, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, limitations on repatriation of earnings or other currency controls, limitations on gold exports, labour unrest, invalidation of governmental orders and permits, corruption, sovereign risk, war (including neighbouring states), military repression, civil disturbances, terrorist activity, hostage taking, unanticipated changes in laws or policies, the failure of foreign parties to honour contractual relations, foreign taxation, delays or inability to obtain necessary governmental permits, and opposition to mining from environmental or other nongovernmental organizations.

Newstrike believes the present attitude of the governments of Mexico and of the States of Guerrero and Oaxaca to foreign investment and mining to be favourable, however variations from the current regulatory, economic and political climate could have a significant adverse effect on Newstrike’s activity at the Ana Paula Project and for other properties. Any changes in regulations or shifts in political attitudes in Mexico, or in the States of Guerrero or Oaxaca specifically, are beyond the control of Newstrike and may adversely affect its consolidated business. Deterioration in economic conditions or other factors could result in a change in government policies at either the national or state level. In addition, no assurance can be given that new rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Newstrike works with local stakeholders to realize shared objectives, however there is no assurance that social tensions with stakeholders such as the Ejidos will not arise in the future.

Mexico’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls as well as local business culture and practices are, in particular, different from those in Canada. While Newstrike believes its exploration and development activities are currently carried out in material compliance with all applicable rules and regulations, the officers and directors of Newstrike must rely, to a great extent, on Newstrike’s Mexican legal counsel and local consultants retained by Newstrike in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect Newstrike’s business operations, and to assist Newstrike with its governmental relations. Newstrike also must rely, to some extent, on those members of management and the Newstrike Board who have previous experience working and conducting business in Mexico in order to enhance its understanding of and appreciation for the local business culture and practices in Mexico. Newstrike also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in Mexico. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Mexico are beyond the control of Newstrike and may adversely affect its business.

On October 31, 2013, the Mexican Congress approved the 2014 Mexican tax reform package. Among other things, the reform enacted a 30% corporate income tax rate, broadened the tax base, eliminated the single rate business tax, and introduced a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, with precious metal mining companies paying an additional 0.5% on precious metals gross revenue. In addition, a new 10% income tax withholding on dividend distributions will be imposed at the distributing corporation level. The law came into effect on January 1, 2014, applies on a prospective basis and therefore affects the future earnings of Newstrike’s operations in Mexico. Newstrike recorded a significant deferred tax expense and associated liability in its financial statements due to the implementation of the Mexican tax reform package.

These risks may limit or disrupt Newstrike’s consolidated operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. In the event of a dispute arising from such activities, Newstrike may be subject to the exclusive jurisdictions of courts outside Canada or may not be successful in subjecting persons to the jurisdiction of the courts in Canada, which could adversely affect the outcome of a dispute.

Newstrike’s operations and investments could also be negatively affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation. Newstrike currently does not have political risk insurance.

Safety and Security

As noted previously, the Ana Paula Project and the other properties are located in the State of Guerrero and Oaxaca, Mexico. Criminal activities in the region, or the perception that activities are likely, may disrupt Newstrike’s operations, hamper Newstrike’s ability to hire and keep qualified personnel and impair Newstrike’s access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft of Newstrike or personal assets including future gold shipments. These risks may result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing Newstrike to shut down operations, all of which may expose Newstrike to costs as well as potential liability. Such events could have a material adverse effect on Newstrike’s cash flows, earnings, results of operations and financial condition and make it more difficult for Newstrike to obtain required financing. Although Newstrike has developed procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that Newstrike’s efforts will effectively mitigate risks and safeguard personnel and Newstrike property effectively.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, Newstrike is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. Other than as disclosed herein, Newstrike is not currently involved in any disputes with other parties which it believes might result in litigation. If Newstrike is unable to resolve future legal disputes favourably, it could have a material adverse effect on its consolidated financial position, results of operations or Newstrike’s development of the Ana Paula Project and other properties.

Management and Technical Personnel

The success of Newstrike is currently largely dependent on the performance of its officers and technical personnel. Shareholders will be relying on the good faith, experience and judgment of Newstrike’s management and advisors in supervising and providing for the effective management of the business of Newstrike. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. There is no assurance Newstrike can maintain the services of its officers or other qualified technical personnel required to operate its business. The loss of the services of one or more of these persons could have a material adverse effect on Newstrike’s business and prospects.

Employee and Contractor Relations

The further development of Newstrike’s projects is dependent on the efforts of, and maintaining good relationships with, Newstrike’s employees and contractors. Relations between Newstrike and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in Mexico. The mining industry in Mexico is highly politicized and Newstrike is situated in a region that is conflictive and unionized. Adverse changes in legislation or in the relationship between Newstrike and its employees and contractors may have a material adverse effect on Newstrike’s business, results of operations, and financial condition.

Limited Operating History

Newstrike has not yet recorded any revenues from its operations nor has Newstrike commenced commercial production on any of its properties. Newstrike does not expect to generate revenues from operations in the foreseeable future. Newstrike expects to continue to incur losses unless and until such time as the Ana Paula Project enters into commercial production and generates sufficient revenues to fund its continuing operations. There can be no assurance that Newstrike will generate any revenues or achieve profitability or that the Ana Paula Project or any of the properties Newstrike may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that Newstrike will be profitable in the future. Newstrike’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Newstrike’s acquisition of additional properties and other factors, many of which are beyond Newstrike’s control.

Infrastructure

Mining, processing, development and exploration activities depend, in varying degrees, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants, which affect capital and operating costs and can affect the development timeframe and cost of the Ana Paula Project.

The Ana Paula Project is situated in a region where other mining activity is developing. The Ana Paula Project is within proximity to existing paved highways, with access to local power supply and located near established centres of supply for materials and workers. Despite Newstrike planning for back-up infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered. Where alternative infrastructure is not available, this may result in delays or other adverse effects on the Ana Paula Project and Newstrike’s other operations.

Additionally, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of infrastructure could also adversely affect the consolidated business, operations, financial condition and results of operations of Newstrike.

Reliability of Resource and Reserve Estimates

The mineral resources contained in this Circular are estimated quantities of measured, indicated and inferred mineral resources.

There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond Newstrike’s control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral resource estimates are also uncertain because they are based on limited sampling. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. There is no assurance that the estimated amount of mineral resources will be recovered, or that such minerals will be recovered at costs that Newstrike assumed in determining such mineral resources.

As Newstrike gains more knowledge and understanding of a deposit through on-going exploration and mining activity, the mineral resource estimates may change significantly, either positively or negatively. In particular, results of drilling, metallurgical testing, production, the evaluation of mine plans and fluctuations in gold or silver prices subsequent to the date of any estimate may require revisions of such estimate. Any material reductions in mineral resource estimates, or of Newstrike’s ability to extract the mineral resources, could have a material adverse effect on Newstrike’s results of operations and financial condition.

Fluctuations in Gold and other Metal Prices

The price of the common shares, and the financial results and exploration, development and mining activities of Newstrike are significantly affected by the price of gold in the global market. The price of gold and other minerals fluctuates on a daily basis and is affected by numerous factors beyond the control of Newstrike, including but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the Canadian and U.S. dollars and Mexican currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and supply and demand dynamics including the cost of substitutes, inventory levels and carrying charges.

The development and success of the Ana Paula Project will be significantly dependent on the future price of gold. Economic evaluations underlying commercial viability of the Ana Paula Project may be impacted by fluctuations in the price of gold, with a resulting impact on Newstrike’s ability to finance the Ana Paula Project.

Future price declines in the market value of gold and other minerals could cause development of and commercial production from the Ana Paula Project or any future properties to be uneconomic and impracticable. In addition to adversely affecting any mineral resource estimate of Newstrike, reassessments of the feasibility of a particular project may be required, whether as a result of a management decision or under financing arrangements related to a particular project. Cash flow from mining operations may not be sufficient and Newstrike could be forced to discontinue development or production and may lose its interest in, or may be forced to sell, some of its properties. Even if a project is ultimately determined to be economically viable, the need to conduct a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of Newstrike’s operations are subject to environmental regulation under Mexican law and under laws of any other jurisdictions in which Newstrike carries on business. These laws address, among other things, the maintenance of air and water quality standards and land restoration and reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. There can be no assurance that water contamination or related disturbances which may affect the residents of a local town will not occur.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect Newstrike’s business, condition or operations. Environmental hazards may exist on the properties on which Newstrike holds interests which are unknown to Newstrike at present and which have been caused by previous or existing owners or operators of the properties. Government approvals, approval of stakeholders including land ownership groups, aboriginal people and other members of surrounding communities, and licenses and permits are currently, and will in the future, be required in connection with the operations of Newstrike. To the extent such approvals are required and not obtained, Newstrike may be curtailed or prohibited from proceeding with development of the Ana Paula Project or planned exploration or development of other mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. It is difficult to determine the exact amounts which will be required to complete future site restoration and land reclamation activities that may be necessary in connection with the Ana Paula Project or any future properties in which Newstrike may hold an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. At this time, it is not necessary for Newstrike to provide any reclamation bonds or assurances in respect of the Ana Paula Project. In future, it will be necessary to estimate and continually revise planned expenditures and operating plans in order to fund future restoration and reclamation activities. Such costs may have a material adverse impact upon the consolidated business, financial condition and results of operations of Newstrike.

No History of Mineral Production

Newstrike has never had any interest in mineral producing properties and has no experience in placing mineral deposit properties into production. Newstrike is committing significant resources to the Ana Paula Project and is assembling a capable team of experts to guide Newstrike through the development stage; however, there can be no assurance that the Ana Paula Project will be brought to a stage where mineral resources or mineral reserves can profitably be produced thereon. In addition to the various risks discussed herein, factors which may limit the ability of Newstrike to guide the Ana Paula Project through to successful commercial production of gold which generates revenue and operates profitably, include Newstrike’s ability to enter into agreements with third parties that can provide the necessary expertise as well as other project development related factors such as technical and engineering challenges.

Dependence on Key Executives and Employees

Newstrike is dependent upon the services of key executives, including the directors of Newstrike. Additionally, the success of Newstrike’s project exploration and development programs is to a significant degree directly dependent on the efforts and abilities of a small number of highly skilled and experienced executives, management, key employees and contractors whose expertise and competence is relied upon at management’s discretion.

Due to the relatively small size of Newstrike, the loss of key persons or the inability of Newstrike to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Newstrike’s project exploration and development programs, consolidated operations and financial condition.

Competition

The international mining industry is highly competitive in all of its phases. Newstrike faces strong competition from other mining companies in connection with (i) the acquisition of mineral-rich properties producing, or capable of producing, precious metals economically, (ii) technical expertise to find, develop and produce on such properties, (iii) skilled labour to productively operate such properties and (iv) available capital to finance development of such properties.

The Ana Paula Project is located in a region of Mexico where competing mining companies also conduct business. Many of the competing companies operating within the region or within other regions where Newstrike may conduct its activities currently or in the future have a broader range of international activity and operations, greater financial resources, operational experience and technical capabilities than Newstrike. As a result of this competition, Newstrike may suffer a competitive disadvantage and be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all, unable to attract and retain the necessary technical expertise, unable to attract and retain experienced mining professionals, unable to attract and retain experienced labour, or unable to secure necessary financing.

Hedging Policy

Hedge and derivative products are generally used to manage risks associated with changes in commodity prices and foreign currency exchange rates. At this time, Newstrike does not have any producing properties and, therefore, does not have a hedging policy. Newstrike has no current intention of adopting such a policy and accordingly, Newstrike has no protection from declines in gold and other mineral prices or from currency fluctuations.

Currency Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Newstrike incurs in its operations. Precious metals, including gold and other minerals, are generally sold in U.S. dollars and the costs of Newstrike are or will be incurred primarily in U.S. dollars and in Mexican pesos, and to a certain extent in Canadian dollars. The planned project finance facility for the development of the Ana Paula Project is denominated in U.S. dollars. During the mine construction and development phases, and if production commences, Newstrike will be exposed to currency fluctuations relative to the Canadian dollar on expenditures that are denominated in U.S. dollars and in Mexican pesos, and fluctuations relative to the U.S. dollar on expenditures that are denominated in Mexican pesos. Such currency fluctuations could have a significant impact on Ana Paula Project costs and on future production costs, whereby an appreciation of non-Canadian dollar or non-U.S. dollar currencies, as applicable, against the Canadian dollar or U.S. dollar can increase Newstrike’s costs of exploration and production in Canadian dollar terms or U.S. dollar terms, as applicable, which could materially and adversely affect Newstrike’s profitability, results of operations and financial condition. Newstrike does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Newstrike is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Insurance and Uninsured Risks

The business of Newstrike is subject to a number of risks and hazards generally, including, but not limited to, adverse environmental conditions, industrial accidents, labour disputes, materials shortages, unusual or unexpected geological conditions, metallurgical or processing problems, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of Newstrike or others, delays in mining, monetary losses and possible legal liability. Planned development at the Ana Paula Project includes design of processes and operations to mitigate known risks, for example containment of potential spills through controlled procedures relating to storage and transportation of hazardous substances.

Although Newstrike may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations and insurance obtained may contain exclusions and limitations on coverage. Newstrike may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to Newstrike or to other companies in the mining industry on acceptable terms. Newstrike might also become subject to liability for pollution or other hazards which it may not be insured against or which Newstrike may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Newstrike to incur significant costs that could have a material adverse effect upon its business, consolidated financial performance and results of operations.

Price and Volatility of Public Stock

The market price of the common shares has experienced fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Newstrike. Fluctuations in Newstrike’s share price may be affected by industry and market fluctuations such as short-term changes in the price of gold and other metals. The trading price may also be affected by factors and events such as the public’s reaction to press releases, public announcements, effects of proposed equity offerings, the arrival or departure of key personnel, alliances or joint venture arrangements. Accordingly, the market price of the common shares at a point in time may not accurately reflect Newstrike’s long-term value. It may be anticipated that any market for the common shares will be subject to market and industry trends generally and the value of the common shares on the TSX-V, or such other stock exchange as the common shares listed, from time to time, may be affected by such volatility. Newstrike’s ability to obtain or secure financing required to advance the Ana Paula Project may be adversely affected by market downturns, resulting in delays in project financing and consequently on project development timeframes.

Conflicts of Interest

Certain of the directors and officers of Newstrike also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Newstrike’s directors understand that any decision made by any of such directors and officers involving Newstrike should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Newstrike and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the applicable corporate laws and other applicable laws, as amended or supplemented from time to time.

Global Financial Condition

In recent years, global financial conditions have been subject to volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by the related liquidity crisis. As such, Newstrike is subject to (i) counterparty risk and (ii) liquidity risk.

Newstrike is exposed to various counterparty risks including through financial institutions that hold Newstrike’s cash and through Newstrike’s insurance providers. Newstrike is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Newstrike to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Newstrike. If volatility and market turmoil continues, Newstrike operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Compliance with Anti-Corruption Laws

Newstrike is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Ana Paula Project and the other mineral properties are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. Newstrike cannot predict the nature, scope or effect of future regulatory requirements to which Newstrike’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose Newstrike and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect Newstrike’s business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on Newstrike’s business, financial condition and results of operations.

Enforcement of Legal Rights

Minera Aurea, a subsidiary of Newstrike, is organized under the laws of Mexico and certain of Newstrike’s directors, management and personnel are located in foreign jurisdictions. Given that Newstrike’s material assets and certain of its directors and management personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against Newstrike, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with Newstrike’s foreign operations, including with respect to the Ana Paula Project or Newstrike’s other mineral properties, Newstrike may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

LEGAL PROCEEDINGS AND REGULATORY

A Notice of Objection was filed by Newstrike relating to GST input tax credits (“ITCs”) that were denied for the February 1, 2011 through October 31, 2012; and May 1, 2013 through July 31, 2014 reporting periods.

Further to the Notice of Objection, a Notice of Appeal was issued by Newstrike to the Tax Court of Canada.

Newstrike is appealing the assessments raised under the Notices of (Re)Assessment issued on June 14, 2013 in respect of the quarterly reporting periods ending on January 31, 2013 and April 30, 2013 (the “Audit Period”), as confirmed by the Minister on November 28, 2014.

The primary issue to be decided is whether Newstrike was entitled to claim the ITCs for the Audit Period, and, specifically, whether the underlying property and services can reasonably be regarded as having been acquired for consumption or use in relation to shares or indebtedness of Newstrike’s subsidiary, Minera Aurea.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Newstrike or any of its subsidiaries, none of the directors or executive officers of Newstrike or a subsidiary at any time during Newstrike’s last completed financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of Newstrike, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Newstrike.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newstrike are Davidson & Company LLP, Chartered Accountants, Vancouver, British Columbia.

The transfer agent and registrar for the Newstrike Shares is Computershare Investor Services Inc. (“Computershare”). The register of transfers of the Newstrike Shares are maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of Newstrike’s business, that was entered into in the financial year ending July 31, 2014, or up to the date of this Circular, that is still in effect:

1.

secured debenture (the “Debenture”) dated March 2, 2015 among Zebra Holdings and Investments S.à.r.l. (“Zebra Holdings”), Lorito Holdings S.à.r.l. (“Lorito Holdings”) and Newstrike, in the principal amount of up to two million dollars (the “Principal Amount”), together with any interest added pursuant to the terms of the Debenture. As consideration for the loan Newstrike issued to Zebra Holdings and Lorito Holdings 50,000 common shares which were apportioned as follows:

(a)	33,333 common shares to Zebra Holdings; and

(b)	16,667 common shares to Lorito Holdings;

2.

an agreement dated February 7, 2015 between Cormark Securities Inc. and Newstrike, whereby Cormark Securities Inc. was engaged by Newstrike to issue a Fairness Opinion report on the proposed acquisition of all the issued and outstanding shares of Newstrike by Timmins;

3.

an agreement dated October 28, 2014 among National Bank Financial Inc., Minvisory Corp. and Newstrike, whereby National Bank Financial Inc. and Minvisory Corp. were engaged by Newstrike as financial advisors in a potential divestiture of Newstrike’s shares or assets; and

4.	the Arrangement Agreement.

EXPERTS

Newstrike relies on experts to audit its annual consolidated financial statements, and to prepare mineral resource estimates on certain of Newstrike’s mineral properties, and related technical reports.

Davidson & Company LLP ("Davidson & Company") are Newstrike’ auditors and have prepared an opinion with respect to Newstrike’s consolidated financial statements as at and for the year ended July 31, 2014. Davidson & Company report that they are independent of Newstrike in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Michel Creek, Robert Matter, P. Eng., Tony Loschiavo, P. Eng., Craig Gibson, P. Geo, Ph. D., Kelly McLeod, P. Eng., Herb Welhener, and Dawn Garcia prepared the report entitled: Ana Paula Project, Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico, effective date August 8, 2014.

The technical information in the news release announcing the results of the Ana Paula Report dated September 15, 2014 was prepared in accordance with Canadian regulatory requirements set out in National NI 43-101 and reviewed by Mr. Thomas H. Bagan, a Qualified Person.

Other than as expressed in the table below, none of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Newstrike or of any associate or affiliate of Newstrike. As of the date hereof, to Newstrike’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Newstrike.

Name of Expert	Interest in securities of Newstrike
Craig Gibson	6,000 Newstrike Shares and 558,000 Newstrike Options

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

The information contained in this Circular is given as of March 23, 2015, except as otherwise indicated. Financial information is provided in Newstrike’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended October 31, 2014.

A copy of Newstrike’s management’s discussion and analysis and the consolidated financial statements for Newstrike’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from Investor Relations of Newstrike at Suite 2000 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, by calling (604) 806-6112 or by email request to info@newstrikecapital.com.

Information contained in or otherwise accessible through Newstrike’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Newstrike files with the Canadian Securities Administrators under Newstrike’s profile on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

FINANCIAL STATEMENTS

See Appendix L to this Circular for Newstrike’s annual consolidated financial statements for the year ended July 31, 2014 and July 31, 2013. See Appendix M to this Circular for Newstrike’s condensed consolidated interim financial statements for the three-month period ended October 31, 2014.

APPENDIX B
INFORMATION RELATING TO TIMMINS

Overview

Timmins was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005. The registered and principal office of Timmins is Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1. Timmins’ head office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. Timmins also maintains a field office at the San Francisco Mine site, near Estacion Llano, Sonora.

Timmins is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. Timmins owns and operates the San Francisco open pit gold mine, together with the associated La Chicharra open pit gold mine in the state of Sonora, Mexico, together with approximately 200,000 hectares of exploration claims in and around the mines (collectively, the “San Francisco Property”). Timmins recently completed the acquisition of the Caballo Blanco Project in Veracruz State, Mexico.

Trading Price and Volume of Timmins Shares

The Timmins Shares are listed for trading on the TSX under the trading symbol “TMM” and on the NYSE MKT under the symbol “TGD”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Timmins Shares as reported on the TSX.

	TSX
	Price Range($)
	High	Low	Volume
March 2014	$1.90	$1.33	14,682,199
April 2014	$1.64	$1.35	8,539,400
May 2014	$1.63	$1.26	7,459,211
June 2014	$2.00	$1.34	28,123,690
July 2014	$2.12	$1.78	14,196,497
August 2014	$2.05	$1.76	6,136,363
September 2014	$1.85	$1.41	9,719,913
October 2014	$1.50	$1.07	7,943,020
November 2014	$1.26	$0.99	10,350,749
December 2014	$1.24	$0.97	25,934,582
January 2015	$1.53	$1.11	12,910,185
February 2015	$1.40	$1.00	12,770,415
March 1 – March 23, 2015	$1.13	$0.79	12,879,852

The closing price of the Timmins Shares on the TSX on March 23, 2015 was $0.94.

Prior Sales

The following table summarizes the issuances of Timmins Shares and Timmins Options granted by Timmins within the 12 months prior to the date of this Circular.

	Price per Timmins
	Share or Exercise Price	Number and Type of
Date of sale	per Timmins Option	Securities	Reasons for issuance
2014-06-12	$1.00	25,000 Timmins Shares	Stock Option exercise
2014-06-30	$1.25	50,000 Timmins Shares	Stock Option exercise
2014-07-15	$1.00	20,000 Timmins Shares	Stock Option exercise
2014-08-06	$2.00	1,400,000 Timmins Options	Stock Option grant
2014-08-07	$1.25	41,667 Timmins Shares	Stock Option exercise
2014-08-13	$1.25	41,667 Timmins Shares	Stock Option exercise
2014-10-29	$1.00	200,000 Timmins Shares	Stock Option exercise
2014-12-23	$1.00	16,065,000 Timmins Shares	Caballo Blanco acquisition
2014-12-31	$1.00	55,000 Timmins Shares	Stock Option exercise
2014-12-31	$1.03	1,900,000 Timmins Options	Stock Option grant

Executive Compensation

For the purposes of this Circular, named executive officers of Timmins means the following individuals (the “NEOs”):

(a)	Timmins’ chief executive officer (“CEO”);

(b)	Timmins’ chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers of Timmins, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of Timmins or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year Timmins had six NEOs: Arturo Bonillas, Bruce Bragagnolo, Darren Prins, Miguel Bonilla, Alexander Tsakumis and Taj Singh. Their positions within Timmins are set out in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Timmins Board Compensation Committee Report on Executive Compensation

Timmins’ executive compensation program is administered by the Compensation Committee of the Timmins Board. The Compensation Committee is comprised of four independent members of the Timmins Board: George Brack (since July 2014), Bryan A. Coates (since July 2014), Paula Rogers (since November 2011) and Jose Vizquerra (since April 2014). Mr. Vizquerra serves as the Chair of the Compensation Committee. The Compensation Committee has a written mandate which was approved by the Timmins Board on June 17, 2010. The Compensation Committee’s primary responsibility is to review and make recommendations for the remuneration of executive officers and directors of Timmins.

The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of Timmins’ senior executive officers and directors and reviews the design and competitiveness of Timmins’ compensation arrangements.

During the year ended December 31, 2014, the Compensation Committee also engaged independent human resources consultants Roger Gurr & Associates (“RGA”) to assist the Compensation Committee with compensation matters throughout the year including providing compensation analysis and recommendations for executives, directors and committee members for consideration by the Compensation Committee, assisting in developing compensation metrics for the CEO, President and CFO for 2014, and establishing the 2014 compensation packages for each of the CEO, President and CFO. The Compensation Committee made its recommendations to the Timmins Board for the year ended December 31, 2014 based on the advice of the independent consultants as well as other factors.

Executive Compensation Program

Timmins’ executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term. The salaries for the year ended December 31, 2014 and annual incentive bonus targets or opportunities provided to the executive officers of Timmins were set based on recommendations from independent consultants, peer group review and survey information.

Compensation for the NEOs, as well as for executive officers as a whole, is designed to consist of a base salary, short-term incentive awards in the form of an annual bonus and a longer term incentive award in the form of stock options. The Compensation Committee reviews and recommends base salary levels to the Timmins Board based on a number of factors in order to enable Timmins to attract, motivate and retain high quality executives who are critical to Timmins’ long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of Timmins’ shareholders. Long-term equity incentive compensation is provided to align the interests of executives with the longer term interests of shareholders.

The objectives of the compensation program are to:

(a)	attract, retain and motivate people of the highest quality;

(b)	align the interests of the senior executives with Timmins’ shareholders; and

(c)	reflect the respective duties and responsibilities of the senior executives.

Each of the elements of Timmins’ compensation plan (base salary, annual incentive plan, option-based awards) is designed to achieve one or more of these objectives, both in the short and the long-term.

Executive compensation levels have been developed based upon the values of similar roles and responsibilities in the marketplace. Normally this is a straightforward job matching of responsibilities, as is the case for Timmins’ CFO. For shared and equal executive responsibilities, as is the case for the two leadership positions of CEO and President of Timmins, this is a composite approach of matching to the two most similar positions in the marketplace and averaging the market compensation. In developing the compensation for the CEO and President, including base salary, short and long-term incentives, average CEO and COO compensation was considered as together the CEO and President of Timmins have the responsibilities normally associated with CEO and COO positions.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in the job description. Annual incentive targets and the value of long term incentives are based on a percent of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually by the Timmins Board based on recommendations by the Compensation Committee. For 2014, the Timmins Board received recommendations from the Compensation Committee for the base salaries of the CEO, President and CFO based on peer group review, survey information and reports received from RGA, the independent consultants who were retained by the Compensation Committee to assess the executive compensation program and make recommendations to Timmins.

The peer group that was recommended by the independent consultant and approved by the Compensation Committee consists of: Allied Nevada Gold Corp., Argonaut Gold Inc., Aura Minerals Inc., Aurcana Corporation, Endeavour Silver Corp., Fortuna Silver Mines Inc., Gold Resource Corp., Great Panther Silver Ltd., Jaguar Mining Inc., Kirkland Lake Gold Inc., Lake Shore Gold Corp., Luna Gold Corp., Mandalay Resources Corp., Rio Alto Mining Limited, San Gold Corporation, Sierra Metals Inc., Silver Standard Resources Inc., St. Andrew Goldfields Ltd., Teranga Gold Corporation and Troy Resources Limited. Ideal criteria for the comparative peer group selection included: head office located in North America, stand-alone company that employs full time executives in leadership positions, most assets in the Americas (North, Central and South), particularly in Mexico, one or two operating mines with annual production in the approximate range of 50,000 to 250,000 ounces of gold or gold equivalency, annual revenues up to $300 million and market capitalization in the range of $100 million to $750 million.

Short and Long Term Incentives

The Company is committed to provide executives with the opportunity to increase total compensation based upon company success and the creation of long term shareholder value. This is currently provided using an annual short term incentive opportunity and a stock option plan. In this regard, the Compensation Committee, the CEO and the President work in cooperation to develop reasonable but challenging annual performance targets for Timmins and members of the executive team. These targets are established at the start of each year and are approved by the Board of Directors. Throughout the year, the CEO reports on progress towards the approved targets. It should be noted that, on occasion, due to changing economic and other circumstances, some targets may be modified upon recommendation of the Compensation Committee and approval of the Board of Directors. At year end, in cooperation with the CEO and the President, the Compensation Committee makes proposals for approval of the Board of Directors related to the proposed actual executive bonus awards and stock option issuances. These proposed awards are based upon Company performance related to the achievement of the pre-determined targets as well as the individual executive contribution to company success. In determining success, also considered is the Total Shareholder Return of the Company – both absolute and relative to peer comparator mining companies or industry indices.

It is ultimately the responsibility of the Board of Directors to determine all elements of executive compensation, including the non provision of stock options and annual bonus awards during difficult economic circumstances or poor performance of the Company and/or the executive.

Short-Term Incentives

The Timmins Board, on the recommendation of the Compensation Committee, determines incentive awards or bonuses to be paid by Timmins to the NEOs in respect of a financial year. For the year ended December 31, 2014, the Compensation Committee engaged the services of RGA to provide guidance on compensation matters throughout the year. Performance objectives and incentive metrics were developed by the Compensation Committee and reviewed by the independent consultants and will form the basis of the 2014 short-term incentives awarded to the CEO, President and CFO. Each of the CEO and President are eligible to earn up to 100% of his base salary each year and the CFO is eligible to earn up to 50% of his base salary each year. The applicable performance targets are set at the beginning of each year and are weighted in the manner determined by the Compensation Committee and approved by the Timmins Board. The CEO’s, President’s and CFO’s annual performance bonus payout is calculated using corporate and personal performance targets which are aligned with the Timmins’ annual budget and overall strategic goals and plans. The following key performance areas and relative weightings for the year ended December 31, 2014 for the CEO, President and CFO are as follows:

	Percentage Weighting/ Importance
	CEO	President	CFO
Operations
Production	16%	20%	1%
Cash Flow	16%	20%	1%
Cash Cost	4%	5%	5%
All in Cost	4%	5%	3%
Sub-Total Operations	40%	50%	10%
Sustainability
Safety,	2.5%	2.5%	1%
Community Relations	4%	4%	0%
Environmental	3.5%	3.5%	0%
Sub-Total Sustainability	10%	10%	1%
Governance/Reporting Presentations/Cooperation	5%	5%	4%
Growth
Organic Growth	5%	5%	1%
M&A Activity	15%	10%	4%
Sub-Total Growth	20%	15%	5%
Balance Sheet Strength
Capital structure	10%	5%	12%
Equity Financing	3%	3%	4%
Debt Management	1%	1%	4%
Tax Management	1%	1%	5%
Sub-Total Balance Sheet Strength	15%	10%	25%
Share Performance
Relative Total Share Return 1 Year	5%	5%	2.5%
Relative Total Share Return 3 Year	5%	5%	2.5%
Sub-Total Performance	10%	10%	5%

Short-term incentives awarded during the year ended December 31, 2014 are disclosed in the “Summary Compensation Table” below. These bonuses account for 34.09% of the CEO’s total compensation, 34.73% of the President’s total compensation and 21.65% of the CFO’s total compensation for 2014.

Long-Term Incentives

A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation. Timmins has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the NEOs during Timmins’ most recently completed financial year.

It is Timmins’ view that a long-term commitment to Timmins’ objectives is best achieved by aligning the interests of its executives with those of shareholders through ownership of an equity interest in Timmins. Therefore, Timmins’ Stock Option Plan (the “Plan”) is a key component of total compensation. The Plan also provides the NEOs (and other officers, directors and employees) with the incentive to achieve Timmins’ goal of price appreciation of the Timmins Shares. Each officer is offered an option package on entering service and annual grants are reviewed by the Timmins Board. The Timmins Board and the NEOs are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the-money”, the value of the option-based component may be nil.

See “Option-Based Awards” below for further details.

Independent Advice

On July 17, 2013, the Compensation Committee engaged independent consultant, RGA, to assess executive compensation, to determine appropriate compensation ranges for the CEO, President, CFO, committee chairs and directors, to provide compensation analysis and recommendations and to review salary levels and bonus mechanisms for senior management going forward and to make recommendations to the Compensation Committee on an ongoing basis. Additional consulting services performed by RGA included compensation research for committee chairs. The Compensation Committee made its recommendations to the Timmins Board based on the advice of the independent consultants as well as other factors. RGA did not perform any services for Timmins in addition to compensation services provided to the Compensation Committee for Timmins’ directors or executive officers.

The following is a summary of the aggregate fees billed by each consultant or advisor or any of its affiliates for services related to determining compensation of any of Timmins’ directors and executive officers for Timmins’ most recently completed financial year as well as 2013 comparatives:

Consultant	Executive Compensation- Related Fees(1)	All other Fees
2014:
Roger Gurr & Associates	$58,485.00	Nil
PM Search Partners	$ Nil	Nil
2013:
Roger Gurr & Associates	$49,665.00	Nil
PM Search Partners	$5,512.50	Nil
(1)	Includes aggregate fees billed by each consultant for services related to determining compensation for any of Timmins’ directors and executive officers.

Other than executive compensation-related fees and other fees disclosed above, no other fees were paid to RGA during the most recently completed financial year.

Managing Compensation-Related Risk

The Compensation Committee and the Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation. The nature of the business in which the Company operates requires some level of risk taking to achieve growth of reserves and production targets in the best interests of all stakeholders. The Compensation Committee considers the implications of such associated risk. The executive compensation program is designed to encourage actions and behaviors towards increasing long term value while modifying and limiting incentives that promote excessive risk taking. With this in mind, the Compensation Committee reviews each of the elements of compensation and is satisfied that the executive compensation program provides the necessary framework and governance to align the interests of executives, other key employees, shareholders and other stakeholders, including local communities in which the company operates. These annual reviews are based upon the underlying philosophy that guides the Compensation Committee in the design of the key elements of compensation as follows:

provide total compensation that is competitive to attract, motivate and retain high calibre mining executives,

appropriately balance the mix or relative value of the three key elements of compensation (salary, annual performance-based cash incentives, long term incentives) so as to discourage excessive risk taking, strengthen and maintain the link between pay and performance, for both Company and individual performance,

provide an important portion of total compensation that is variable and “at risk” for the executives, and defer a significant portion of “at risk” compensation to keep executives focused on continuous long term performance.

Some specific controls that are currently in place to mitigate certain risks are as follows:

business continuity and executive retention risk: total compensation is reviewed annually to ensure it remains competitive year over year,

environmental and safety risk: the environment and safety are factors used to assess the ongoing performance of the Company and have an impact upon executive pay in that major negative environmental and/or safety events may result in reduced annual performance-based cash bonus awards and/or no long term incentives, cash flow risk: salary levels are fixed in advance, while annual performance-based cash bonus awards are limited, in that they are linked to performance and are a percentage of salary, with a maximum possible bonus award pre-determined. There are no open-ended cash based awards available to any executive or staff member. The exercising of stock options provides no cash flow risk, in fact there is cash inflow using the exercise price to receive stock from treasury.

stock dilution risk (normally from the annual issuance of long term incentives in the form of stock options): the Stock Option Plan limits total dilution to 10% of the issued and outstanding common shares, there are typical annual issuances for each executive and each issuance has vesting provisions to defer actual dilution, while enhancing executive retention and providing a long term focus.

Pursuant to an anti-hedging policy adopted by the Timmins Board, NEOs and directors of Timmins are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Timmins Shares of Timmins since April 1, 2010 and for the five most recently completed financial years of Timmins; compared with the cumulative total return of the S&P/TSX Composite Index since April 1, 2010 and for the five most recently completed financial years of Timmins.

(1)	The financial year end of Timmins changed from March 31 to December 31 during 2011.

During fiscal 2011 and fiscal 2012 the share price of Timmins increased or remained above prior levels. Revenues at the San Francisco Mine also increased. During these years the Compensation Committee determined to increase salaries and award bonuses in line with peer comparators. During fiscal 2013 Timmins experienced poor share performance due mainly to market conditions and weaker gold prices. However, the Company also experienced strong operating performance, significant reserve increases, increase in the life of the San Francisco Mine, completion of mine development, stronger cash position and stronger balance sheet during 2013. Based on peer comparators and the recommendation of independent consultants, the Compensation Committee determined to increase salaries and maintain 2012 bonus awards for 2013. During fiscal 2014 Timmins share performance was flat. This continues to be attributed to poor market conditions in the mining sector and weaker gold prices. However, the Company also saw improved cash position and improved balance sheet, optimization of operations, cost reductions, successful equity financing and enhanced shareholder value through the Caballo Blanco acquisition. Based on peer comparators and the recommendation of the independent consultant the Compensation Committee determined to increase salaries and bonuses for 2014.

Option-Based Awards

The Compensation Committee makes recommendations to the Timmins Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of Timmins’ Plan. The Plan is meant to provide Timmins with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long-term goals of Timmins, and to encourage such individuals to acquire shares of Timmins as long-term investments. Individual grants approved by the Timmins Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to Timmins. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the Plan in the aggregate and to certain individuals and in respect of any financial year is limited under the terms of the Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Timmins Board subject to applicable regulatory acceptance, at the time the options are granted. Generally, a holder of stock options must be a director, officer, employee or consultant of Timmins or its subsidiary or a management company employee in order to receive stock options. Amendments to the Plan may be proposed by members of the Timmins Board in consultation with the executives and then submitted to the Timmins Board for approval. Depending on the nature of an amendment to the Plan, shareholder and/or regulatory approval of the amendment may be required. See “Securities Authorized For Issuance Under Equity Compensation Plans – Particulars of the Plan” for a description of the Plan.

Compensation Governance

The Compensation Committee reviews the compensation for the directors and executive officers and makes recommendations to the Timmins Board. The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of Timmins’ senior executive officers and directors and reviews the design and competitiveness of Timmins’ compensation arrangements. As of the date of hereof, the members of the Compensation Committee are George Brack, Bryan A. Coates, Paula Rogers and Jose Vizquerra (Chair). All of the members of the Compensation Committee are “independent”, within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”) and Section 803 of the NYSE MKT LLC (the “NYSE MKT”) Company Guide.

See “Independent Advice” above for the details of the compensation consultant and its services, retained to assist the Compensation Committee. See “Corporate Governance – Compensation” below for a description of responsibilities, powers and operations of the Compensation Committee.

Summary Compensation Table

The following table discloses a summary of compensation paid to Timmins’ NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Bruce Bragagnolo, Chief Executive Officer	2014 2013 2012	$470,833 $450,000 $374,999	Nil Nil Nil	$289,395 $239,983 $1,535,717	$393,287 (5) $225,000(4) $225,000(3)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$1,153,515 $914,983 $2,135,716

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Arturo Bonillas, President(8)	2014 2013 2012	$449,420(7) $450,000 $363,371	Nil Nil Nil	$289,395 $239,983 $1,535,717	$404,210 (5) $225,000(4) $225,000(3)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$1,143,025 $914,983 $2,124,088
Darren Prins(2), Chief Financial Officer	2014 2013 2012	$275,000 $212,492 $159,159	Nil Nil Nil	$86,818 $119,992 $118,939	$100,000(5) $103,750(4) $61,042	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$461,818 $436,234 $339,140
Miguel Bonilla(8), Vice-President Finance Mexico	2014 2013 2012	$225,535 $173,966 $155,928	Nil Nil	$86,818 $79,475 $118,939	$100,000 $17,893 $67,016	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$412,353 $271,334 $341,883
Alexander Tsakumis Vice-President Corporate Development	2014 2013 2012	$208,750 $175,000 $175,000	Nil Nil Nil	$57,897 $39,737 $59,469	$75,000 $30,000 N/A	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$341,647 $244,737 $234,469
Taj Singh Vice-President Business Development	2014 2013 2012	$234,583(6) $200,000 $56,130	Nil Nil Nil	$57,879 $39,737 $118,939	$110,000 $20,000 $8,333	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$402,462 $259,737 $183,402

(1)

During the year ended December 31, 2014, the grant date fair value (“GDFV”) of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following weighted average assumptions: (a) risk-free interest rate 1.3%; (b) option life 4.1 years; (c) annual volatility 62.3%; and (d) dividend rate 0%. In years prior to 2013, Timmins reported in its information circular the portion of the GDFV which had vested during the reporting period rather than the total GDFV. Timmins has elected to disclose the total GDFV to be consistent with its peer group presentation and as a result the amounts presented for the 2012 reporting period has been updated in this table to reflect the full GDFV.

(2)	Mr. Prins was appointed the Vice President of Finance of Timmins on August 15, 2011, the interim CFO on May 8, 2012 and the CFO on June 28, 2012.
(3)	Paid to the NEOs subsequent to the year ended December 31, 2012 in connection with performance during the year ended December 31, 2012.
(4)	Paid to the NEOs subsequent to the year ended December 31, 2013 in connection with performance during the year ended December 31, 2013.
(5)	Paid to the NEOs subsequent to the year ended December 31, 2014 in connection with performance during the year ended December 31, 2014.
(6)	Includes $14,583 payable to Mr. Singh as compensation for acting as the Company’s “Qualified Person” as defined in NI 43-101.
(7)	Does not include a retroactive salary payment for the year ended December 31, 2014 of $20,834 paid subsequent to December 31, 2014.
(8)	The compensation of Mr. Bonillas and Mr. Bonillas is paid in $US. The amounts reflected in the table above are converted to $CAD using the Bank of Canada Average Annual Exchange Rate for 2014.

Timmins’ Compensation Committee reviews all executive compensation arrangements on an ongoing basis. In 2014, the Compensation Committee received a report by independent consultants RGA assessing the executive compensation program and making recommendations to Timmins. The 2014 salaries and annual incentive bonuses paid to the CEO, President and CFO of Timmins and disclosed in the table above were based on the recommendations of the independent consultants and other factors such as peer group review and survey information. The 2014 salaries and annual incentive bonuses paid to the other executive officers of Timmins and disclosed in the table above were based on Timmins and executive performances using peer group review and survey information to establish target bonus opportunities.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each NEO at December 31, 2014. The NEOs do not have any outstanding share-based awards:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Bruce Bragagnolo	400,000 600,000 1,000,000 500,000 500,000	$1.00 $2.50 $2.56 $1.25 $1.03	Mar. 23/15 Apr. 4/16 Jan. 26/17 Dec. 18/18 Dec, 31/19	$56,000 Nil Nil Nil $55,000	N/A	N/A	N/A
Arturo Bonillas	400,000 600,000 1,000,000 500,000 500,000	$1.00 $2.50 $2.56 $1.25 $1.03	Mar. 23/15 Apr. 4/16 Jan. 26/17 Dec. 18/18 Dec. 31/19	$56,000 Nil Nil Nil $55,000	N/A	N/A	N/A
Darren Prins	100,000 100,000 250,000 150,000	$2.75 $2.74 $1.25 $1.03	Aug. 15/16 Sept. 28/17 Dec. 18/18 Dec. 31/19	Nil Nil Nil $16,500	N/A	N/A	N/A
Miguel Bonilla	250,000 200,000 100,000 200,000 150,000	$1.00 $2.50 $2.74 $1.25 $1.03	Mar. 23/15 Apr. 4/16 Sept. 28/17 Dec. 31/18 Dec. 31/19	$35,000 Nil Nil Nil $16,500	N/A	N/A	N/A
Taj Singh	100,000 100,000 100,000	$2.74 $1.25 $1.03	Sept. 28/17 Dec. 31/18 Dec. 31/19	Nil Nil 11,000	N/A	N/A	N/A
Alexander Tsakumis	300,000 50,000 100,000 100,000	$2.50 $2.74 $1.25 $1.03	Apr. 4/16 Sept. 28/17 Dec. 31/18 Dec. 31/19	Nil Nil Nil $11,000	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of Timmins’ shares on the TSX on December 31, 2014 ($1.14) and the exercise price of the options.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2014 for each NEO:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bruce Bragagnolo	$13,750(2)	N/A	N/A
Arturo Bonillas	$13,750(2)	N/A	N/A
Darren Prins	$4,125(3)	N/A	N/A
Miguel Bonilla	$52,125	N/A	N/A
Taj Singh	$23,600	N/A	N/A
Alexander Tsakumis	$26,750	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.

Pension Plans

Timmins does not provide a pension plan for directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

Timmins entered into an updated employment agreement with Bruce Bragagnolo (“Bragagnolo”) dated August 1, 2014, effective January 1, 2014, pursuant to which Bragagnolo agreed to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Timmins Board. Pursuant to the terms of the agreement, Bragagnolo is paid a salary of $41,666 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse Bragagnolo for reasonable expenses incurred by Bragagnolo for travel and other expenses actually and properly incurred by Bragagnolo in connection with providing the services under the agreement. The term of Bragagnolo’s engagement is indefinite. If Bragagnolo’s engagement is (i) terminated without cause, (ii) terminated by Bragagnolo for “good reason” as that term is defined in the Agreement, or (iii) terminated without cause or for “good reason”, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment of two times his base salary plus a further amount equal to the maximum bonus payable for the current year. “Change of Control Event” has the meaning set forth in the employment agreement, and includes an acquisition of voting control of Timmins, a merger, amalgamation or consolidation if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not Timmins Shareholders prior to such merger, amalgamation or consolidation, or the exercise of voting power of all or any shares of Timmins so as to result in the election of a majority of directors of Timmins who were not incumbent directors. Assuming a Change of Control Event had occurred on December 31, 2014, estimated payments under this agreement would be $1,500,000. Upon a termination as a result of a Change of Control Event, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination.

Timmins entered into an updated employment agreement with Arturo Bonillas (“Bonillas”) dated August 1, 2014, effective January 1, 2014, pursuant to which Bonillas agreed to perform such duties as are regularly and customarily performed by the President of a public company, including, without limitation, the role of the President pursuant to the position description adopted by the Timmins Board. Pursuant to the terms of the agreement, Bonillas is paid a salary of $41,666 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse Bonillas for reasonable expenses incurred by Bonillas for travel and other expenses actually and properly incurred by Bonillas in connection with providing the services under the agreement. The term of Bonillas’ engagement is indefinite. If Bonillas’ engagement is (i) terminated without cause, (ii) terminated by Bonillas for “good reason” as that term is defined in the Agreement, or (iii) terminated without cause or for “good reason”, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment of two times his base salary plus a further amount equal to the maximum bonus payable for the current year. Assuming a change of control had occurred on December 31, 2014, estimated payments under this agreement would be $1,500,000. Upon a termination during a change of control, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination.

Timmins entered into an updated employment agreement with Darren Prins (“Prins”) dated January 1, 2014, pursuant to which Prins agreed to provide duties as are regularly and customarily performed by the CFO, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Prins is paid a salary of $22,916 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse Prins for reasonable expenses incurred by Prins for travel and other expenses actually and properly incurred by Prins in connection with providing the services under the agreement. The term of Prins’ engagement is indefinite. If Prins’ engagement is terminated by Timmins without cause or by Prins for “good reason” as that term is defined in the Agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Prins’ engagement is terminated by Timmins without cause or for good reason by Prins, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. Assuming a Change of Control Event had occurred on December 31, 2014, estimated payments under this agreement would be $687,500.

Timmins entered into an updated employment agreement with Miguel Bonilla (“Bonilla”) dated January 1, 2014, pursuant to which Bonilla agreed to provide duties as are regularly and customarily performed by the Vice President Finance, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Bonilla is paid a salary of $18,795 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse Bonilla for reasonable expenses incurred by Bonilla for travel and other expenses actually and properly incurred by Bonilla in connection with providing the services under the agreement. The term of Bonilla’s engagement is indefinite. If Bonilla’s engagement is terminated by Timmins without cause or by Bonilla for “good reason” as that term is defined in the Agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Bonilla’s engagement is terminated by Timmins without cause or for good reason by Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. Assuming a Change of Control Event had occurred on December 31, 2014, estimated payments under this agreement would be $563,838.

Timmins entered into an updated employment agreement with Taj Singh (“Singh”) dated January 1, 2014, pursuant to which Singh agreed to provide duties as are regularly and customarily performed by the Vice President Business Development, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Singh is paid a salary of $18,333 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse Singh for reasonable expenses incurred by Singh for travel and other expenses actually and properly incurred by Singh in connection with providing the services under the agreement. The term of Singh’s engagement is indefinite. If Singh’s engagement is terminated by Timmins without cause or by Singh for “good reason” as that term is defined in the Agreement, he is entitled to receive two times his base salary. If Singh’s engagement is terminated by Timmins without cause or for good reason by Singh, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary. Assuming a Change of Control Event had occurred on December 31, 2014, estimated payments under this agreement would be $440,000.

Timmins entered into an updated consulting agreement with 475063 B.C. Ltd. “475”, the principal and beneficial shareholder of which is Alexander Tsakumis, dated January 1, 2014, pursuant to which 475 agreed to provide services as are regularly and customarily performed by the Vice President Corporate Development, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, 475 is paid a monthly consulting fee of $16,667 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Timmins Board and participation in Timmins’ employee health and insurance benefit plans provided by Timmins to its senior officers, as applicable. Timmins is required to reimburse 475 for reasonable expenses incurred by 475 for travel and other expenses actually and properly incurred by 475 in connection with providing the services under the agreement. The term of 475’s engagement is indefinite. If 475’s engagement is terminated by Timmins without cause or by 475 for “good reason” as that term is defined in the Agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If 475’s engagement is terminated by Timmins without cause or for good reason by 475 during the 13 month period beginning one month prior to the date a Change of Control Event occurs, 475 is entitled to receive a termination payment equal to two times the annual consulting fee plus an amount equal to 50% of the annual consulting fee. Assuming a Change of Control Event had occurred on December 31, 2014, estimated payments under this agreement would be $500,000.

Director Compensation

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for Timmins’ most recently completed financial year.

Name	Fees earned	Share- based awards	Option- based awards(6)	Non- equity incentive plan compensation	Pension value	All other compensation	Total
Current Directors
George Brack(2) ,(3), (5)	$20,833	Nil	$187,470	N/A	N/A	Nil	$208,303
Bryan A. Coates(2), (5)	$31,250	Nil	$187,470	N/A	N/A	Nil	$218,720
Anthony Hawkshaw(1), (3), (5)	$20,833	Nil	$187,470	N/A	N/A	Nil	$208,303
Stephen Lang(3), (4), (5)	$20,833	Nil	$187,470	N/A	N/A	Nil	$208,303
Luc Lessard(1), (5), (4)	$23,958	Nil	$187,470	N/A	N/A	Nil	$211,428
Paula Rogers(1), (2), (10)	$95,833	Nil	$187,470	N/A	N/A	Nil	$283,303
Jose Vizquerra(2), (4), (10), (11)	$101,250	Nil	$187,470	N/A	N/A	Nil	$276,220
Former Directors
Miguel Soto(5), (7), (8)	$153,219(9)	Nil	$86,818	N/A	N/A	$100,000	$340,037
Frank Cordova(7), (10)	$94,829(9)(10)	Nil	Nil	N/A	N/A	Nil	$64,829
Barry Fraser (7)	$43,750	Nil	Nil	$91,278	N/A	Nil	$135,028
Eugene Hodgson(7)	$31,667	Nil	Nil	$91,278	N/A	Nil	$122,944

(1)	Member, Audit Committee
(2)	Member, Compensation Committee
(3)	Member, Corporate Governance and Nominating Committee
(4)	Member, Technical Committee
(5)	First elected as a director on July 31, 2014.
(6)

During the year ended December 31, 2014, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following weighted average assumptions: (a) risk-free interest rate 1.3%; (b) option life 4.1 years; (c) annual volatility 62.3%; and (d) dividend rate 0%. The amounts presented above represent the total GDFV of the options granted during the year.

(7)	Ceased to act as a director on July 31, 2014.
(8)

Mr. Soto did not receive any fees for his role as director. Mr. Soto, in his position as Vice President Exploration for Timmins, received a salary of $153,219 and a salary-related bonus of $100,000 in the year ended December 31, 2014.

(9)	The fees of Mr. Cordova and the salary of Mr. Soto are paid in $US. The amounts reflected in the table above are converted to $CAD using the Bank of Canada Average Annual Exchange Rate for 2014.
(10)

Includes a fee of $35,000 paid to Ms. Rogers as chair and $30,000 to each of Mr. Cordova and Mr. Vizquerra as members of the Special Committee established to deal with activist proposals and the board renewal process.

(11)

Includes $14,583 paid to Mr. Vizquerra as compensation for acting as the Company’s “Qualified Person” as defined in NI 43-101, and $6,667 for acting as chair of the Compensation Committee and Chair of the M&A Committee during certain months of the year.

As disclosed above, Timmins’ Compensation Committee assesses all director compensation arrangements on an ongoing basis.

Effective January 1, 2014, Timmins pays the non-executive directors a fee of $50,000 per annum for acting as directors. Timmins pays the Chair of the Timmins Board $25,000 for acting as Chair in addition to his directors’ fees. Timmins pays the Audit Committee Chair $12,000 per year for acting as Chair of the Audit Committee in addition to her directors’ fees. Timmins pays the Compensation Committee Chair $10,000 per year for acting as Chair of the Compensation Committee in addition to his directors’ fees. Timmins pays the chairs of all other committees $7,500 per year for acting as committee chairs, in addition to their directors’ fees.

Timmins grants from time to time incentive stock options in accordance with the terms of Timmins’ stock option plan and the policies of the Toronto Stock Exchange (the “TSX”) and the NYSE MKT. During the most recently completed financial year, Timmins granted incentive stock options to certain directors and officers (refer to the table below and the audited consolidated financial statements of Timmins for the year ended December 31, 2014).

During the year ended December 31, 2014, the Compensation Committee engaged the services of an independent consulting firm, RGA, to provide compensation analysis and recommendations for directors and committee members for consideration by the Compensation Committee. The 2014 directors’ fees and chairs’ fees paid to the directors of Timmins and disclosed in the table above were based on the recommendations of the independent consultants.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each director who is not a NEO at December 31, 2014. The directors do not have any outstanding share-based awards:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
George Brack	200,000(2)	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
Bryan A. Coates	200,000(2)	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
Anthony Hawkshaw	200,000(2)	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
Stephen Lang	200,000(2)	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
Luc Lessard	200,000(2)	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
Paula Rogers	100,000 100,000 125,000 200,000(2)	$2.50 $2.56 $1.25 $2.00	Apr. 04/16 Jan. 26/17 Dec. 18/18 Aug. 06/19	Nil Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Jose Vizquerra	125,000 200,000(2)	$1.25 $2.00	Dec. 18/18 Aug. 06/19	Nil Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of Timmins’ shares on the TSX on December 31, 2014 ($1.14) and the exercise price of the options.
(2)

With the formation of a new Board of Directors following the 2014 Annual General Meeting that included five new independent directors, to appropriately align the interests of all directors with the shareholder, an issuance of 200,000 options were provided to each independent director.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2014. Option-based awards are granted at the closing price of the Timmins Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one-quarter on the date of grant and one-quarter every three months for nine months thereafter. Options awarded during and after 2013 vest one-quarter on the date of grant and one-quarter every year for three years thereafter. All options have a five-year term:

Name	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
George Brack(2)	Nil(4)	N/A	N/A
Bryan A. Coates(2)	Nil(4)	N/A	N/A
Frank Cordova(3)	Nil(4)	N/A	N/A
Barry Fraser(3)	Nil(4)	N/A	N/A
Anthony Hawkshaw(2)	Nil(4)	N/A	N/A
Eugene Hodgson(3)	Nil(4)	N/A	N/A
Stephen Lang(2)	Nil(4)	N/A	N/A
Luc Lessard(2)	Nil(4)	N/A	N/A
Paula Rogers	Nil(4)	N/A	N/A
Miguel Soto(3)	Nil(4)	N/A	N/A
Jose Vizquerra	Nil(4)	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	First elected as a director on July 31, 2014.
(3)	Ceased to act as a director on July 31, 2014.
(4)	The options granted that vested during the year ended December 31, 2014 were at exercise prices of $2.00. The market prices of the shares on the vesting dates was $1.98.

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plan which Timmins has in place is the Plan, which was previously approved by the shareholders on July 18, 2013. The following table sets forth details of options outstanding under the Plan as at December 31, 2014:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	12,900,000	1.85	5,087,737
Equity compensation plans not approved by securityholders	None	None	None
Total	12,900,000	1.85	5,087,737

(1)

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Timmins Shares (subject to standard anti-dilution adjustments). As the number of issued and outstanding Timmins Shares increases, the number of shares available under the Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of Timmins Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Plan. As of December 31, 2014, there were 179,877,379 Timmins Shares issued and outstanding.

As at the date of this Circular, a total of 12,900,000 Timmins Shares are issuable upon exercise of outstanding options under the Plan, representing 7.17% of the issued and outstanding share capital of Timmins.

Particulars of the Plan

The following is a summary of the principal terms of the Plan:

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of Timmins (and any subsidiary of Timmins) and management company employees. The terms “directors”, “employees”, “consultants” and “management company employees” have the meanings set out in the Plan. In addition, the term “director” is defined in the Plan to include directors and senior officers.

The Compensation Committee of the Timmins Board has been delegated the authority to administer and grant options under the Plan. The Plan also provides for the designation of a director or other senior officer or employee of Timmins as administrator of the Plan for the purposes of attending to certain matters including notifying option holders of grants approved by the Timmins Board and administering to the exercise of options upon request of option holders. The administrator is currently the Corporate Secretary of Timmins, Leslie Kapusianyk.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Timmins Shares (subject to standard anti-dilution adjustments). If a stock option is exercised, expires or otherwise terminates for any reason, the number of Commons Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Timmins Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of Timmins may be granted to any one individual in any 12 month period;

(d)

options to acquire no more than an aggregate of 2% of the issued shares of Timmins may be granted to employees conducting Investor Relations Activities (as defined in the Plan), in any 12 month period;

(e)

the number of Timmins Shares issued to Insiders in any 12 month period and issuable to insiders at any time under the Plan, together with any securities of Timmins under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding shares of Timmins;

(f)

options held by an option holder who is a director or officer of Timmins must expire on the earlier of their expiry date and 90 days after the option holder ceases to be a director or officer of Timmins;

(g)

options held by an option holder who is an employee, consultant or management company employee must expire on the earlier of their expiry date and 30 days after the option holder ceases to be an employee, consultant or management company employee; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period expiring on the earlier of their expiry date and one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Timmins Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of Timmins as a result of (a) ceasing to meet the qualifications under the Business Corporations Act (British Columbia); (b) the passing of a special resolution by the shareholders; or (c) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the Market Price of the Timmins Shares as of the date of the grant of the stock option (the “Award Date”). The term “Market Price” is defined in the TSX Company Manual and will be the volume weighted average trading price of the Timmins Shares for the five trading days immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of Timmins and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Timmins Shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. Timmins will not provide financial assistance to option holders to assist them in exercising their stock options.

The Timmins Board may, from time to time, amend the Plan and the terms and conditions of any options thereafter to be granted without further shareholder approval. The Timmins Board may make an amendment to the Plan for the purpose of meeting any change in relevant law, rule or regulation applicable to the Plan, any options or the shares or for any other purpose which may be permitted by all relevant laws, regulations rules and policies provided always that any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment and shareholder approval will not be sought for such amendments.

Audit Committee

The Audit Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee. The Audit Committee meets regularly with the CEO and CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Timmins Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Timmins Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are elected by the Timmins Board at its first meeting following the annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, Timmins’ Annual Information Form for the year ended December 31, 2014, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Luc Lessard and Anthony Hawkshaw. All of the members of the Audit Committee are “independent”, within the meaning set out in NI 52-110, section 803 of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and section 803 of the NYSE MKT Company Guide. The Audit Committee holds formal and informal meetings, and the committee had 100% attendance by its current members at all formal meetings held in 2014 since their appointment.

The Timmins Board of Timmins has determined that Paula Rogers and Anthony Hawkshaw are “audit committee financial experts”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Timmins Board of Directors of Timmins in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Timmins Board of Directors of Timmins.

Audit Committee Oversight

At no time since the commencement of Timmins’ most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Timmins Board.

De-Minimis Non-Audit Services

At no time since the commencement of Timmins’ most recently completed financial year has Timmins relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Timmins Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

Corporate Governance General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which Timmins was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of Timmins. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of Timmins and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Timmins Board has adopted the following Corporate Governance Policies.

Board of Directors

The Timmins Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Board at the Meeting, see “Annual Business to be Conducted at the Timmins Meeting - Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Meetings During Year Ended Dec. 31, 2014
George Brack	Independent	Silver Wheaton Corp. Capstone Mining Corp. Alexco Resource Corp. Geologix Explorations Inc. Newstrike Capital Inc.	8/9
Bruce Bragagnolo	Not Independent	None	24/24
Bryan A. Coates	Independent	Golden Queen Mining Company NioGold Mining Corporation	9/9
Anthony Hawkshaw	Independent	Regulus Resources Inc.	8/9
Stephen Lang	Independent	Centerra Gold Inc. Allied Nevada Gold Corp. International Tower Hill Mines Ltd.	9/9
Luc Lessard	Independent	Nighthawk Gold Corp. Falco Resources Ltd.	9/9
Paula Rogers	Independent	NeutriSci International Inc.	23/24
Jose Alberto Vizquerra Benavides	Independent	Oban Mining Corp.	24/24

NP 58-201 suggests that a majority of the Timmins Board should be “independent” directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with Timmins. A “material relationship” is in turn defined as a relationship which could, in the view of the Timmins Board, be reasonably expected to interfere with such member’s independent judgment. Timmins’ Chair of the Timmins Board, Bryan A. Coates, is considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. In addition, George Brack, Anthony Hawkshaw, Stephen Lang, Luc Lessard, Paula Rogers, and Jose Vizquerra are considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. Bruce Bragagnolo is not considered to be “independent” within the meaning of NP 58-201 or section 803 of the NYSE MKT Company Guide as he is an executive officer of Timmins.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Timmins Board will be comprised of a majority of independent directors. See “Annual Business to be Conducted at the Timmins Meeting - Election of Directors”.

The independent directors have the opportunity to hold discussions in the absence of management after every Timmins Board meeting and through their participation in the Compensation Committee, Audit Committee, Corporate Governance and Nominating Committee and Technical Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year.

Timmins Board Mandate

A copy of the Timmins Board Charter is attached as Appendix P to this Circular. The mandate of the Timmins Board is to supervise the management of Timmins’ business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Timmins and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of Timmins’ business and affairs, the responsibilities of the Timmins Board include:

(a)	identifying the principal risks of Timmins’ business and creating and implementing appropriate systems to manage these risks;

(b)	considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

(c)	approving an annual operating plan and any capital budget plans;

(d)	satisfying itself that Timmins has effective internal controls and management information systems;

(e)	selecting a CEO and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

(f)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(g)	approving a system for succession planning for the CEO and President, and all key executive appointments, including appointing, training and monitoring senior management;

(h)	appointing a Chair of the Board and/or a chair for each meeting of the Timmins Board;

(i)	planning for and budgeting financial and other resources sufficient to meet its commitments when due to lenders, employees, and other stakeholders;

(j)	taking action, separate from management, on issues that require the independent action of the Timmins Board or one of its committees;

(k)	requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits; and

(l)

requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Timmins Board has delegated the day-to-day management of the business and affairs of Timmins to the executive officers of Timmins. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of Timmins have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of Timmins require prior approval of the Timmins Board. Any responsibility which is not delegated to management or a Timmins Board committee remains with the Timmins Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Timmins Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of Timmins must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the shareholders’ meeting, the Corporate Governance and Nominating Committee of Timmins will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. Timmins shall promptly issue a news release with the Timmins Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Timmins Board. If a resignation is accepted, the Timmins Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Timmins Board considers to merit the confidence of the Timmins Shareholders, or call a special meeting of shareholders to consider the election of a nominee recommended by the Timmins Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Timmins Board at which the resignation is considered. However, the director shall remain active and engaged in all other Timmins Board and Timmins Board committee activities, deliberations and decisions during this process.

A copy of Timmins’ majority voting policy may be obtained under Timmins’ profile on SEDAR at www.sedar.com.

Position Descriptions

Timmins was co-founded by Timmins’ CEO, Bruce Bragagnolo, and Timmins’ President, Arturo Bonillas. As co-founders, Messrs. Bragagnolo and Bonillas have separate and overlapping roles and responsibilities, which are further described below. The titles of CEO and President are commensurate with their roles and responsibilities as co-founders of Timmins and the practical recognition that Mr. Bonillas serves as Timmins’ key executive in Mexico and Mr. Bragagnolo serves as Timmins’ key executive outside of Mexico.

Bruce Bragagnolo is the CEO. His role and responsibilities are set out in a written position description. The CEO is responsible for meeting the corporate goals and objectives developed by the Timmins Board. He has the authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Timmins Board, for implementing Timmins’ strategic plan and for maintaining relationships with Timmins’ shareholders and other stakeholders. This authority and responsibility includes defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The CEO will initiate Timmins Board review and input or ratification on proposals on such matters as:

(a)	governance or management practices and reporting;

(b)	timely and effective operational management and control as necessary to allow the Timmins Board to fulfill its oversight responsibilities;

(c)	financing and investment;

(d)	acquisitions and restructuring;

(e)	exploration, product development or services diversification;

(f)	new business opportunities; and

(g)	major capital and operational expenditures.

Arturo Bonillas is the President. His role and responsibilities are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Timmins Board, including the management and control of the day to day operations in Mexico. He has the authority and is responsible for achieving the operational performance guidelines approved by the Timmins Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the CEO including defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The President will initiate Timmins Board review and input or ratification on proposals on such matters as:

(a)	management practices and reporting regarding operations in Mexico;

(b)	systems control and procedures, and proposals regarding efficiency improvements, with respect to operations in Mexico;

(c)	environmental and social responsibility matters; and

(d)	major capital and operational expenditures.

Bryan A. Coates is the Chair of the Timmins Board. His role and responsibilities are set out in a written position description. The Chair is responsible for Timmins Board leadership (including confirming governance framework and advising the directors of their obligations, presiding over Timmins Board meetings and related decision making and in consultation with the CEO, requiring adequate personnel and resources are available for effective Timmins Board functioning), strategic leadership (including working closely with the President and CEO on matters of informed decision making and strategic oversight) and governance leadership (including assuming primary responsibility for the governance of the Timmins Board).

Although the Timmins Board has developed written mandates for each of the Timmins Board committees, the Timmins Board has not yet developed written position descriptions for the chairs of each Timmins Board committee. The written mandate for each committee delineates the role and responsibilities for each committee chair.

The Timmins Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO, CFO and the President, and such other senior key personnel as the Timmins Board from time to time directs.

Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are provided with key governance policies and access to an integrated website at www.timminsgold.com, public information on the Canadian SEDAR system, and restricted access for directors to confidential but relevant corporate data. New directors meet with the CEO, President and CFO to review the Company’s business, operations and finances. An annual Board meeting or strategic planning session may be scheduled at Timmins’ principal properties. During the year ended December 31, 2014 all Board members and senior executives attended a mine site visit and Board meeting in September 2014. New directors are encouraged to visit Timmins’ principal properties as soon as possible, accompanied by the senior executives responsible for their operation. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments there. Directors receive market and industry information regularly.

In addition to the responsibilities assumed by the committees of Timmins’ Board, it is the continuing obligation of the senior corporate executives to bring to the Timmins Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on Timmins, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Timmins Board members are encouraged to attend educational courses or presentations in relation to Timmins’ projects or the industry within which Timmins operates. Costs for such courses may be paid by Timmins, as requested, on a case-by-case basis.

Ethical Business Conduct

The Timmins Board has adopted a written Code of Business Conduct (the “Code”), which identifies the key principles of corporate governance and conduct. This Code is available on Timmins’ website and on SEDAR or copies may be obtained directly from Timmins. The Timmins Board is responsible for monitoring general compliance with the Code. Although the Timmins Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

The Timmins Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Timmins Board has also developed a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of policies which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-hedging, advance notice, anti-corruption and corporate citizenship. The corporate citizenship initiative includes community health, welfare and education, and environmental components.

As some of the directors of Timmins also serve as directors of other companies engaged in similar business activities, the Timmins Board must comply with the conflict of interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she is excluded from all discussion on the matter and is not entitled to vote on resolutions of the Timmins Board which evoke such a conflict. All such matters involving senior management must be dealt with by the Timmins Board regardless of apparent immateriality. In addition, the Timmins Board has developed a Timmins Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors

The Corporate Governance and Nominating Committee of the Timmins Board consists of Stephen Lang (Chair), Anthony Hawkshaw and George Brack, all of whom are independent directors.

The Timmins Board has approved a written mandate for the Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the Chair and which includes a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a reference to a Timmins Board profile matrix of desirable experience and education that has been prepared by the Timmins Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, section 803 of the NYSE MKT Company Guide and Timmins’ interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Timmins Board updates to constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Timmins Board and the committees of the Timmins Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Timmins Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2014. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Timmins Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

Compensation

The Compensation Committee consists of four independent directors: Bryan A. Coates, George Brack, Paula Rogers, and Jose Vizquerra (Chair). The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance by its current members at all formal meetings held in 2014 since their appointment. The Compensation Committee holds its meetings in the absence of other members of the Timmins Board. The Timmins Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the Chair. The Committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to compensation for the directors and officers;

(b)	reviewing strategic plans, goals and budgets related to executive compensation including annual performance objectives, incentive and equity based compensation and expense perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets including time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation including retaining independent compensation advisors. Final deliberations and compensation recommendations of the Committee are made without executive officers present and final decisions require Timmins Board approval.

The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties. During the year ended December 31, 2014, the Compensation Committee engaged independent consultants, RGA to conduct compensation studies for the CEO, the President, the CFO and directors and committee members and chairs of Timmins as well as to carry out an assessment of executive and directors’ compensation to determine appropriate compensation ranges based on peer group review and to determine appropriate salary levels and bonus mechanisms for senior management going forward for consideration by the Compensation Committee. The Compensation Committee made its recommendations to the Timmins Board based on the advice of the independent consultants as well as other factors.

Other Timmins Board Committees

In addition to the Audit Committee, the Governance and Nominating Committee and the Compensation Committee, there is also a Technical Committee and from time to time other additional committees will be raised to address pertinent issues.

The Technical Committee consists of three independent directors: Luc Lessard (Chair), Stephen Lang and Jose Vizquerra. The Technical Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2014. The Technical Committee holds its meetings in the absence of other members of the Timmins Board. The Technical Committee reports to the Timmins Board on a regular basis, as requested by the Timmins Board or as otherwise is necessary or appropriate to ensure the Timmins Board is properly apprised of technical and operational matters, including significant exploration and development projects and proposed authorizations for expenditure for matters having a significant technical component. The Technical Committee will also (a) assess Timmins’ systems and processes for reviewing technical risks and technical controls in place at Timmins’ operations, including quality assurance/quality control measures, calculation of mineral reserves and resources and similar matters and receive and review internal and external reports prepared for management on technical matters; (b) discuss with management the technical merits of proposed acquisition targets contemplated by management and systems and processes used for evaluation of such targets; and (c) consider and discuss with management significant operational initiatives proposed to be undertaken.

Assessments

The entire Timmins Board will evaluate the effectiveness of the Timmins Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. Such annual assessments are provided for in the charters of the Timmins Board and each of the committees. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts assessment of the executive officers, directors, committee members and committees.

Term Limits and Diversity

In the fall of 2014 the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by women in board matters and in executive positions. Given the extensive re-constitution of the Timmins Board at the 2014 annual shareholder meeting, the Corporate Governance and Nominating Committee has begun considering the substance of appropriate policies, but has not yet adopted formal policies or targets on either term limits or diversity.

The Timmins Board and the Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Timmins Board undertakes annual director assessments and has had ongoing turnover at the board level, even prior to the 2014 meeting. Selection is made as per the criteria described above and elsewhere in this Circular (such as based on merit, skills, qualifications, needs of Timmins at the time, etc.). However, the Timmins Board is mindful of the benefit of diversity in Timmins' leadership positions and the need to maximize the effectiveness of the Timmins Board and management in their decision making abilities. Accordingly, in searches for new directors or officers, the Timmins Board considers the level of female representation and diversity within its leadership ranks and this is just one of several factors used in its search process. Timmins currently has one female member on its board of eight (12.5%), and one female officer among Timmins' senior management team of eight (12.5%) .

In considering the recently adopted CSA guidelines, the Corporate Governance and Nominating Committee has determined to monitor developments in this area while reviewing Timmins’ own practices in order to adopt a policy that is meaningful for Timmins.

Indebtedness of Directors and Executive Officers

As at the date of this Circular, no executive officer, director, employee, former executive officer, director or employee of Timmins or any of its subsidiaries, has been indebted to Timmins or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer, proposed nominee for election as a director of Timmins, or an associate of any such director, executive officer or proposed nominee has been indebted to Timmins or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Timmins or any of its subsidiaries.

Management Contracts

Management functions of Timmins are substantially performed by directors or executive officers of Timmins and not, to any substantial degree, by any other person with whom Timmins has contracted.

Risk Factors

The business and operations of Timmins are subject to risks. In addition to considering the other information in this Circular, Timmins Shareholders should consider carefully the factors set forth in the annual information form of Timmins dated March 23, 2015, which is incorporated by reference herein.

Auditors, Transfer Agent and Registrar

The auditors of Timmins are Deloitte LLP, Chartered Accountants, Vancouver, Canada.

The transfer agent and registrar for the Timmins Shares is Computershare, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. The register of transfers of the Timmins Shares are maintained by Computershare at its offices in Vancouver, British Columbia.

Additional Information

The information contained in this Circular is given as of March 23, 2015, except as otherwise indicated. Financial information is provided in Timmins’ consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

A copy of Timmins’ management’s discussion and analysis and the consolidated financial statements for Timmins’ most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from Timmins by mail at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, by calling (604) 682-4002 or by email request to info@timminsgold.com.

Information contained in or otherwise accessible through Timmins’ website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Timmins files with the Canadian Securities Administrators under Timmins’ profile on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) website at www.sec.gov.

Timmins Documents Incorporated by Reference

The following documents filed by Timmins with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

2.	the annual information form of Timmins dated March 23, 2015;

3.	the consolidated annual financial statements of Timmins as at and for the year ended December 31, 2014, together with the notes thereto and the auditor’s report thereon;

4.	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2014; and

5.	the material change report of Timmins dated February 16, 2015 in respect of the announcement of the Arrangement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Timmins at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1. These documents are also available through the internet on SEDAR which can be accessed at www.sedar.com.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Timmins with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Timmins Meeting, are deemed to be incorporated by reference into this Circular.

APPENDIX C
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TIMMINS

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Unaudited)

TIMMINS GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the year ended December 31, 2014
(Unaudited) (United States dollars, except share numbers)

	Timmins Gold	Newstrike Capital	Pro forma		Pro forma
	Corp	Inc	adjustments	Note	consolidated
	$	$	$		$
		Note 8(a)
Metal revenues	154,068,000	-	-		154,068,000

Cost of sales (including depreciation and depletion)	116,090,000	-	-		116,090,000

Earnings from mine operations	37,978,000	-	-		37,978,000

Write-off of exploration and evaluation properties	1,808,000		-		1,808,000
Corporate and administrative expenses	14,003,000	2,059,528	-		16,062,528

Earnings (loss) from operations	22,167,000	(2,059,528)	-		20,107,472

Other (expense) income, net	(131,000)	99,142	-		(31,858)
Finance expense	(1,894,000)	-			(1,894,000)
Foreign exchange gain	(183,000)	283,494	-		100,494

Earnings (loss) before income taxes	19,959,000	(1,676,892)	-		18,282,108

Income taxes
Current tax expense	10,152,000	-	-		10,152,000
Deferred tax expense	620,000	2,890,799	-		3,510,799
	10,772,000	2,890,799	-		13,662,799

Earnings (loss) and total comprehensive income
for the period	9,187,000	(4,567,691)	-		4,619,309

Weighted average shares outstanding:
Basic	161.297.692	115,420,045			266,356,004
Diluted	162,005,161	115,420,045			267,063,473

Earnings (loss) per share:
Basic	0.06	(0.04)			0.02
Diluted	0.06	(0.04)			0.02

The accompanying notes are an integral part of these pro forma consolidated financial statements.

TIMMINS GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at December 31, 2014
(Unaudited) (United States dollars)

	Timmins Gold	Newstrike Capital	Pro forma			Pro forma
	Corp	Inc	adjustments	Note		consolidated
	$	$	$			$
		Note 8(b)
ASSETS
Current
Cash	26,952,000	3,150,450	(9,433)	5	(a)	30,093,017
Trade and other receivables	15,423,000	119,550	-			15,542,550
Inventories	46,693,000	-	-			46,693,000
Advances and prepaid expenses	728,000	19,834	-			747,834
Total current assets	89,796,000	3,289,834	(9,433)			93,076,401

Long-term receivables	-	3,604,078	-			3,604,078
Long-term deposits	-	16,391	-			16,391
Exploration advances	-	90,776	-			90,776
Mineral properties, plant and equipment, exploration and evaluation	215,973,000	42,796,178	59,109,551	5	(b)	317,878,729
Non-current unprocessed ore stockpile	6,178,000	-	-			6,178,000
Total assets	311,947,000	49,797,257	59,100,118			420,844,375

LIABILITIES
Current
Trade payables and accrued liabilities	25,520,000	710,807	4,347,793	5	(c)	30,578,600
Loan facility	11,070,000	-	-			11,070,000
Current portion of equipment financing	1,134,000	-	-			1,134,000
Total current liabilities	37,724,000	710,807	4,347,793			42,782,600

Deferred tax liabilities	51,996,000	2,751,026	-			54,747,026
Long-term equipment financing	945,000	-	-			945,000
Provision for site reclamation and closure	1,865,000	-	-			1,865,000
Provision for contingent payment	4,535,000	-	-			4,535,000
Other provisions	1,105,000	-	-			1,105,000
Total liabilities	98,170,000	3,461,833	4,347,793			105,979,626

EQUITY
Issued capital	128,735,000	57,133,912	(57,133,912)	5	(d)	226,367,265
			97,632,265	5	(e)
Share-based payment reserve	14,398,000	4,096,550	(4,096,550)	5	(d)	17,853,484
			3,455,484	5	(f)
Retained earnings (deficit)	70,644,000	(14,895,038)	14,895,038	5	(d)	70,644,000

Total equity	213,777,000	46,335,424	54,752,325			314,864,749
Total liabilities and equity	311,947,000	49,797,257	59,100,118			420,844,375

The accompanying notes are an integral part of these pro forma consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“Timmins”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. Timmins is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. Timmins is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of Timmins is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition by Timmins of all the outstanding shares of Newstrike Capital Inc. (“Newstrike”).

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2014 and the unaudited pro forma consolidated statements of earnings and total comprehensive income for the year ended December 31, 2014 have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of Newstrike by Timmins pursuant to the assumptions described in notes 4 and 5 of these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of earnings and total comprehensive income combining:
	i.	The audited consolidated statement of earnings and total comprehensive income of Timmins for the year ended December 31, 2014; and
ii.

The audited consolidated statement of loss and comprehensive loss for the year ended July 31, 2014 and the unaudited interim consolidated statement of loss and comprehensive loss of Newstrike for the three month periods ended October 31, 2014 and 2013 (note 8(a)).

b)	A pro forma consolidated statement of financial position combining:
	i.	The audited consolidated statement of financial position of Timmins as at December 31, 2014; and
	ii.	The unaudited condensed interim consolidated statement of financial position of Newstrike as at October 31, 2014 (note 8(b)).

The pro forma consolidated statement of financial position as at December 31, 2014 has been prepared as if the transactions described in notes 4 and 5 had occurred on December 31, 2014. The pro forma consolidated statements of earnings and total comprehensive income for the year ended December 31, 2014 have been prepared as if the transactions described in notes 4 and 5 had occurred on January 1, 2014.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of Timmins, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed and the market price of the related shares and options.

Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Timmins for the years ended December 31, 2014 and 2013, the audited consolidated financial statements of Newstrike for the years ended July 31, 2014 and 2013, and notes thereto; as well as the unaudited interim condensed consolidated financial statements of Newstrike for the three month periods ended October 31, 2014 and 2013.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in Timmins’ audited consolidated financial statements as at December 31, 2014. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between Timmins and Newstrike where the impact was potentially material. The significant accounting policies of Newstrike conform in all material respects to those of Timmins.

4.	PRO FORMA PURCHASE PRICE ALLOCATION

In February 2015, Timmins and Newstrike jointly announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which Timmins has agreed to acquire all of the issued and outstanding common shares of Newstrike for consideration of 0.90 common shares of Timmins (the "Exchange Ratio") and CAD$0.0001 in cash per common share of Newstrike. Outstanding Newstrike options will be converted into an option to acquire Timmins common shares based on the Exchange Ratio (“Replacement Options”).

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Newstrike voting together as a single class at an annual general meeting of Newstrike shareholders. In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

For the purpose of these unaudited pro forma consolidated financial statements, a total of 105,058,312 Timmins common shares will be exchanged for 116,731,458 Newstrike common shares outstanding as at October 31, 2014. The value of the Timmins common shares issued was calculated based on the closing price of Timmins common shares on February 17, 2015 for the purpose of preparing these consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of Timmins’ common shares on the closing date of the acquisition.

The transaction has an estimated total consideration of $105,444,975 including the following items at February 17, 2015:

i.	105,058,312 Timmins common shares at $0.93 per share (CAD$1.15) for total share consideration of $97,632,265;

ii.	5,962,500 Timmins share options at various prices per each option grant for total share option consideration of $3,455,484;

iii.	Acquisition costs incurred by Timmins of $4,347,793;

iv.	Cash payment of $9,433 as a result of cash consideration of CAD$0.0001 per Newstrike share.

The transaction will be accounted for as an asset acquisition. Timmins has estimated the fair value of the non-mining interest net assets to be equal to their carrying value. The remainder of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $59,109,551 has been assigned as the increase to the estimated fair value of the acquired exploration and evaluation asset.

Timmins will complete a full and detailed valuation of the fair value of the net assets acquired. Additionally, the consideration given by Timmins will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in this pro forma information. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed.

The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of financial position.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma consolidated financial statements is summarized in the table below:

Acquisition costs
105,058,312 Timmins common shares	$97,632,265
5,962,500 Timmins share options (i)	3,455,484
Acquisition costs	4,347,793
Cash paid	9,433
$105,444,975

Allocation of acquisition costs
Cash and cash equivalents	$3,150,450
Other current assets	139,384
Mineral properties, plant and equipment, exploration and evaluation	101,905,729
Long-term receivables	3,604,078
Other long-term assets	107,167
Trade and other payables	(710,807)
Deferred tax liabilities	(2,751,026)
$105,444,975

(i)

The Timmins share options issued as part of the acquisition were fair valued using the Black-Scholes valuation method. For each outstanding Newstrike share option existing immediately prior to the transaction, the number of share options and their respective exercise prices were adjusted to reflect the Exchange Ratio. The expiry date of each Newstrike share option as it existed immediately prior to the transaction was used for purposes of the Black-Scholes valuation calculation. The $3,455,484 is the sum of the fair values for each Replacement Option determine per the method described.

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2014 reflects the following adjustments:

	a)	To record the $9,433 cash paid on acquisition based on CAD$0.0001 offered for 116,731,458 Newstrike shares.
	b)	To record the excess of the consideration paid over the carrying value of Newstrike’s net assets allocated to mineral property, plant, equipment, exploration and evaluation assets of $59,109,551.
c)

To record the estimated costs of the asset acquisition in the amount of $4,347,793 incurred by Timmins. As this transaction is treated as an asset acquisition for accounting purposes, these costs are capitalized to the mineral properties, plant and equipment, exploration and evaluation asset. No pro forma adjustment to the consolidated statement of earnings and total comprehensive income has been shown for this amount.

	d)	Elimination of historical equity of Newstrike on acquisition.
	e)	To record the issuance of 105,058,312 Timmins common shares at a price of $0.93 (CAD$1.15) per share being the closing price of Timmins common shares at February 17, 2015.
f)

To record the issuance of 5,962,500 Timmins share options recorded at various prices per each option grant for total share option consideration of $3,455,484 determined using the Black-Scholes valuation method at February 17, 2015.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

6.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for Timmins have been adjusted to reflect the additional shares resulting from transactions described in note 4 and 5.

Year ended
December 31, 2014
Weighted average number of shares - Basic	161,297,692
Adjustment for estimated number of shares to be issued for acquisition	105,058,312
Pro forma weighted average number of shares - Basic	266,365,004

Year ended
December 31, 2014
Weighted average number of shares - Diluted	162,005,161
Adjustment for estimated number of shares to be issued for acquisition	105,058,312
Pro forma weighted average number of shares - Diluted	267,063,473

7.	CAPITAL STOCK

Timmins’ issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 4 and 5 at December 31, 2014, are as follows:

	Number of shares	Amount
Balance, December 31, 2014	179,877,379	128,735,000
Share consideration issued in connection with:
Newstrike shares outstanding at October 31, 2014	105,058,312	97,632,265
Pro forma balance, December 31, 2014	284,935,691	226,367,265

8.	CONSTRUCTION OF NEWSTRIKE HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

These unaudited pro forma consolidated financial statements are presented in United States dollars, unless otherwise stated. Accordingly, the financial information of Newstrike used to construct these pro forma consolidated financial statements, including the unaudited condensed consolidated interim statement of financial position at October 31, 2014, and the unaudited condensed consolidated interim statement of loss and comprehensive loss for the year ended October 31, were converted from Canadian dollars to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at October 31, 2014 – $0.8620

For the year ended October 31, 2014 – $0.9058

The foreign exchange rate used for conversion from Canadian dollars to United States dollars at February 17, 2015 was 0.8081.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

8.	CONSTRUCTION OF NEWSTRIKE HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

	a)	Newstrike unaudited condensed interim consolidated statement of loss and comprehensive loss for the year ended October 31, 2014

	Year ended	Three months ended	Three months ended	Year ended	Year ended
	July 31, 2014	October 31, 2014	October 31, 2013	October 31, 2014	October 31, 2014
	CAD$	CAD$	CAD$	CAD$	$
	A	B	C	D = A + B - C

Accounting, audit, legal	68,947	42,566	16,701	94,812	85,880
Consulting fees	30,000	-	30,000	-	-
Depreciation	23,168	4,911	5,680	22,399	20,289
Management fees	458,000	112,500	120,500	450,000	407,608
Office and administration	520,587	197,546	143,236	574,897	520,739
Regulatory and transfer agent fees	23,933	1,727	1,067	24,593	22,276
Shareholder communications	403,241	78,730	250,394	231,577	209,762
Share-based payments	690,968	101,866	227,386	565,448	512,181
GST allowance	291,997	28,636	10,637	309,996	280,793

Loss from operations	(2,510,841)	(568,482)	(805,601)	(2,273,722)	2,059,528

Other income, net	166,469	8,788	65,804	109,453	99,142
Foreign exchange gain	138,010	148,589	(26,379)	312,978	283,494

Loss before income taxes	(2,206,362)	(411,105)	(766,176)	(1,851,291)	(1,676,892)

Income taxes
Deferred tax expense	3,191,446	-	-	3,191,446	2,890,799
	3,191,446	-	-	3,191,446	2,890,799

Loss and total comprehensive loss for the period	(5,397,808)	(411,105)	(766,176)	(5,042,737)	(4,567,691)

Weighted average shares outstanding:
Basic	114,931,458	115,420,045	114,931,458	114,931,458	115,420,045
Diluted	114,931,458	115,420,045	114,931,458	114,931,458	115,420,045

Loss per share:
Basic	(0.05)	(0.00)	(0.01)	(0.04)	(0.04)
Diluted	(0.05)	(0.00)	(0.01)	(0.04)	(0.04)

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

8.	CONVERSION OF NEWSTRIKE HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

	b)	Newstrike unaudited condensed interim consolidated statement of financial position at October 31, 2014

	CAD$	$

ASSETS
Current
Cash	3,654,814	3,150,450
Trade and other receivables	138,690	119,550
Advances and prepaid expenses	23,009	19,834
Total current assets	3,816,513	3,289,834

Long-term receivables	4,181,065	3,604,078
Long-term deposits	19,015	16,391
Exploration advances	105,309	90,776
Mineral properties, plant and equipment,
exploration and evaluation	49,647,538	42,796,178
Total assets	57,769,440	49,797,257

LIABILITIES
Current
Trade payables and accrued liabilities	824,602	710,807
Total current liabilities	824,602	710,807

Deferred tax liabilities	3,191,446	2,751,026
Total liabilities	4,016,048	3,461,833

EQUITY
Issued capital	66,280,640	57,133,912
Share-based payment reserve	4,752,378	4,096,550
Deficit	(17,279,626)	(14,895,038)
Total equity	53,753,392	46,335,424
Total liabilities and equity	57,769,440	49,797,257

APPENDIX D
FORM OF NEWSTRIKE ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Newstrike Capital Inc., a corporation existing under the Laws of the Province of British Columbia (“Newstrike”), all as more particularly described and set forth in the joint management information circular (the “Circular”) of Newstrike dated March 23, 2015, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”), involving Newstrike and implementing the Arrangement, the full text of which is set out in Appendix F to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) between Newstrike and Timmins Gold Corp. a corporation existing under the laws of the Province of British Columbia (“Timmins”), dated February 16, 2015, and all the transactions contemplated therein, the actions of the directors of Newstrike in approving the Arrangement and the actions of the directors and officers of Newstrike in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the Newstrike Shareholders or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Newstrike are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Newstrike:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any director or officer of Newstrike is hereby authorized and directed for and on behalf of Newstrike to execute, whether under corporate seal of Newstrike or otherwise, any and all documents that are required to be filed with the Registrar under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement.

6.

Any one or more directors or officers of Newstrike is hereby authorized, for and on behalf and in the name of Newstrike, to execute and deliver, whether under corporate seal of Newstrike or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Newstrike, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities;

D-1

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Newstrike,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

D-2

APPENDIX E
FORM OF TIMMINS RESOLUTION

BE IT RESOLVED THAT:

1.

The issuance, or the allotment and reservation for issuance, as the case may be, of such number of common shares (the “Timmins Shares”) of Timmins Gold Corp. (“Timmins”) as may be required in connection with the acquisition of all of the issued and outstanding shares of Newstrike Capital Inc. (“Newstrike”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving Timmins and Newstrike, including:

(a)	the Timmins Shares issuable to the holders of common shares of Newstrike, and

(b)

the Timmins Shares that may be required to be issued on the exercise of replacement options of Timmins (the “Replacement Options”) to be issued in exchange for all of the outstanding options of Newstrike in accordance with Section 3.1(d) of the Plan of Arrangement;

up to a maximum of 111,092,813 Timmins Shares, be and is hereby authorized and approved.

2.	The issuance of such number of Replacement Options as may be required pursuant to the Plan of Arrangement be and is hereby authorized and approved.

3.

Any director or officer of Timmins is hereby authorized, for and on behalf of Timmins, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Plan of Arrangement, and related transactions in accordance with the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Timmins, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Plan of Arrangement, or otherwise to be entered into by Timmins, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

4.	The board of directors of Timmins be and is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

E-1

APPENDIX F
PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Arrangement” means the arrangement of Newstrike under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Newstrike and Timmins, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of February 16, 2015 between Timmins and Newstrike, as may be amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Newstrike Shareholders approving the Plan of Arrangement which is to be considered at the Newstrike Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Consideration” means the consideration to be received by the Newstrike Shareholders pursuant to this Plan of Arrangement as consideration for their Newstrike Shares, consisting of 0.90 of a Timmins Share and one one-hundredth of one cent ($0.0001) per Newstrike Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Newstrike and Timmins for the purpose of, among other things, exchanging certificates representing Newstrike Shares for the Consideration in connection with the Arrangement;

“Dissent Right” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of Newstrike Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Newstrike Shares;

“Dissenting Shares” means Newstrike Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Newstrike Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Holder” means a beneficial holder of Newstrike Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act);

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Newstrike and Timmins, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Newstrike and Timmins, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Newstrike and Timmins, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Newstrike Shareholders” means, at and following the Effective Time, the registered Newstrike Shareholders immediately prior to the Effective Time;

“In-the-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at the time of securities subject to the stock option exceeds the aggregate exercise price of the stock option;

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to Newstrike and Timmins, each acting reasonably, providing for, among other things, the calling and holding of the Newstrike Meeting, as the same may be amended by the Court with the consent of Newstrike and Timmins, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX and the NYSE MKT), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Newstrike to Shareholders together with the Newstrike Circular or such other equivalent form of letter of transmittal acceptable to Timmins acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Newstrike” means Newstrike Capital Inc., a corporation existing under the BCBCA;

“Newstrike Circular” means the notice of the Newstrike Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Newstrike Shareholders in connection with the Newstrike Meeting, as amended, supplemented or otherwise modified from time to time;

“Newstrike Meeting” means the special meeting of Newstrike Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Newstrike Options” means the outstanding options to purchase Newstrike Shares granted under the Newstrike Stock Option Plan;

“Newstrike Securityholders” means the Newstrike Shareholders and holders of Newstrike Options;

“Newstrike Shareholders” means the holders of Newstrike Shares;

“Newstrike Shares” means the common shares in the authorized share capital of Newstrike;

“Newstrike Stock Option Plan” means the 2010 stock option plan of Newstrike, approved most recently by the Newstrike Shareholders on January 28, 2014;

“Option Exchange Ratio” means 0.90;

“Parties” means Newstrike and Timmins, and “Party” means any of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Replacement Option” has the meaning ascribed thereto in Section 3.1(d);

“Section 85 Election” has the meaning ascribed thereto in Section 3.2(c);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“Timmins” means Timmins Gold Corp., a corporation existing under the BCBCA;

“Timmins Shares” means the common shares of Timmins; and

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada and “$” refers to Canadian dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Timmins;

(b)	Newstrike;

(c)	all registered and beneficial Newstrike Shareholders, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Newstrike Options;

(e)	the registrar and transfer agent in respect of the Newstrike Shares and the Timmins Shares; and

(f)	the Depositary.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, in each case effective as at the Effective Time:

(a)

each Newstrike Share (other than any Newstrike Shares held by Timmins and any Newstrike Shares in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Timmins (free and clear of any Liens) in exchange for the Consideration, subject to Article 4 hereof;

(b)

each Newstrike Share in respect of which any Newstrike Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Timmins (free and clear of any Liens) in accordance with Article 4 hereof;

(c)	with respect to each Newstrike Share transferred and assigned in accordance with Section 3.1(a) or Section 3.1(b) hereto:

(i)

the registered holder thereof shall cease to be the registered holder of such Newstrike Share and the name of such registered holder shall be removed from the register of Newstrike Shareholders as of the Effective Time;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Newstrike Shares in accordance with Section 3.1(a) or Section 3.1(b) hereto, as applicable; and

(iii)	Timmins will be the holder of all of the outstanding Newstrike Shares and the register of Newstrike Shareholders shall be revised accordingly;

(d)

each Newstrike Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a fully vested option (each, a “Replacement Option”) to purchase from Timmins the number of Timmins Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Newstrike Shares subject to such Newstrike Option immediately prior to the Effective Date.

Such Replacement Option shall provide for an exercise price per Timmins Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Newstrike Share otherwise purchasable pursuant to such Newstrike Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Newstrike Option for which it was exchanged, and shall be governed by the terms of the Newstrike Stock Option Plan and any certificate or option agreement previously evidencing the Newstrike Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding the forgoing, the terms and conditions of the Newstrike Stock Option Plan relating to accelerated expiry of Newstrike Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant shall be amended, such that there will be no accelerated expiry of Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant; Taxes shall be deducted and withheld in connection with the exercise of Replacement Options only to the extent required under applicable Law; and

(e)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Timmins shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Timmins Shares required to be issued to Former Newstrike Shareholders in accordance with the provisions of Section 3.1(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Newstrike Shareholders for distribution to such Former Newstrike Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Newstrike Shareholder together with certificates, if any, which, immediately prior to the Effective Time represented Newstrike Shares and such other documents as the Depositary may require, Former Newstrike Shareholders shall be entitled to receive delivery of the certificates representing the Timmins Shares and cheques representing the cash to which they are entitled pursuant to Section 3.1(a) hereof.

(c)

An Eligible Holder whose Newstrike Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date that is ninety (90) days after the Effective Date. Neither Newstrike, Timmins nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within ninety (90) days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Timmins or any successor corporation may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Timmins will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Timmins in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Newstrike Shares to Timmins.

3.3	Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Newstrike Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

3.4	No Fractional Timmins Shares

In no event shall any holder of Newstrike Shares be entitled to a fractional Timmins Share. Where the aggregate number of Timmins Shares to be issued to a Newstrike Shareholder as consideration under this Arrangement would result in a fraction of a Timmins Share being issuable, the number of Timmins Shares to be received by such Newstrike Shareholder shall be rounded down to the nearest whole Timmins Share in the event a Newstrike Shareholder is entitled to a fractional share representing 0.5 or less of a Timmins Share and shall be rounded up to the nearest whole Timmins Share in the event a Newstrike Shareholder is entitled to a fractional share representing more than 0.5 of a Timmins Share.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, Newstrike Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Newstrike Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Newstrike Shareholders to the Arrangement and exercise of Dissent Rights must be received by Newstrike not later than 5:00 p.m. on the business day that is two (2) business days before the Newstrike Meeting or any date to which the Newstrike Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value for their Newstrike Shares, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Newstrike Shares to Timmins as of the Effective Time, without any further act or formality and free and clear of all Liens, in consideration for the payment by Timmins of the fair value thereof, in cash; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Newstrike Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Newstrike Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)

in no circumstances shall Newstrike, Timmins or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Newstrike Shares in respect of which such rights are sought to be exercised; and

(c)

for greater certainty, in no case shall Newstrike, Timmins or any other Person be required to recognize Dissenting Shareholders as Newstrike Shareholders after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Newstrike Shareholders as of the Effective Time. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Newstrike Options; and (ii) Newstrike Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Newstrike Shares that were exchanged for the Consideration in accordance with Section 3.1(a) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Newstrike Shares formerly represented by such certificate under the BCBCA and the articles of Newstrike and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Timmins Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1(a) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Newstrike Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(a) hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Newstrike Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Timmins and the Depositary in such amount as Timmins and the Depositary may direct, or otherwise indemnify Timmins and the Depositary in a manner satisfactory to Timmins and the Depositary, against any claim that may be made against Timmins or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Newstrike.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Timmins Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Newstrike Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Timmins Shares.

5.4	Withholding Rights

Timmins, Newstrike and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any former Newstrike Securityholder such amounts as Timmins, Newstrike or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5	Limitation and Proscription

To the extent that a Former Newstrike Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Newstrike Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, and the Consideration to which such Former Newstrike Shareholder was entitled shall be delivered to Timmins by the Depositary and certificates representing Timmins Shares forming a portion of the Consideration shall be cancelled by Timmins, and the interest of the Former Newstrike Shareholder in the Consideration to which it was entitled shall be terminated as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Newstrike Shares and Newstrike Options issued prior to the Effective Time, (ii) the rights and obligations of the registered Newstrike Shareholders and holders of Newstrike Options, and Newstrike, Timmins, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Newstrike Shares, Newstrike Options or Newstrike shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Timmins and Newstrike reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Timmins and Newstrike; (iii) filed with the Court and, if made following the Newstrike Meeting, approved by the Court; and (iv) communicated to Newstrike Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newstrike at any time prior to the Newstrike Meeting provided that Timmins shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Newstrike Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Newstrike Meeting shall be effective only if: (i) it is consented to in writing by each of Timmins and Newstrike; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the Newstrike Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Timmins, provided that it concerns a matter that, in the reasonable opinion of Timmins, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Newstrike Shareholder or former holder of Newstrike Options.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX G
NOTICE OF HEARING OF PETITION FOR FINAL ORDER

NO. S-152457
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEWSTRIKE CAPITAL INC.
AND TIMMINS GOLD CORP.

NEWSTRIKE CAPITAL INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To: The holders of common shares (“Newstrike Shareholders”) of Newstrike Capital Inc. (“Newstrike”)

And to: The holders of outstanding options to acquire common shares of Newstrike (“Newstrike Optionholders” and collectively with Newstrike Shareholders, “Newstrike Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Newstrike in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on March 23, 2015, the Court has given directions as to the calling of a special meeting of the Newstrike Shareholders, for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement and the exchange of common shares of Newstrike for common shares of Timmins Gold Corp. to be effected thereby are procedurally and substantively fair and reasonable to the Newstrike Securityholders, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on May 1, 2015 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

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AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on April 16, 2015.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Newstrike Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Newstrike Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: March 23, 2015	“Sean K. Boyle”
Signature of lawyer for Petitioner
Sean K. Boyle

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APPENDIX H
INTERIM ORDER

NO. S-152457
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEWSTRIKE CAPITAL INC.
AND TIMMINS GOLD CORP.

NEWSTRIKE CAPITAL INC.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	MASTER TOKAREK	)	March 23, 2015
)
)

ON THE APPLICATION of the Petitioner, Newstrike Capital Inc. (“Newstrike”) for an Interim Order pursuant to its Petition filed on March 23, 2015

[x]

without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on March 23, 2015 and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Richard Whittall sworn on March 23, 2015 and filed herein (the “Whittall Affidavit”); and upon being advised that it is the intention of Timmins Gold Corp. (“Timmins”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act” ) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Timmins issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft joint management information circular of Newstrike and Timmins entitled “Notices of Meetings and Joint Management Information Circular Concerning an Arrangement Involving Timmins Gold Corp. and Newstrike Capital Inc.” (collectively, the “Circular”) attached as Exhibit “A” to the Whittall Affidavit.

MEETING

2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Newstrike is authorized and directed to call, hold and conduct a special meeting of the holders (“Newstrike Shareholders”) of common shares of Newstrike (“Newstrike Shares”) to be held at 10:00 a.m. (Vancouver time) on April 29, 2015, at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3 (the “Meeting”):

(a)

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Newstrike Shareholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “D” to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Newstrike and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of Newstrike, and subject to the terms of the Arrangement Agreement, Newstrike, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Newstrike Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Newstrike Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Newstrike is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Newstrike Shareholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. The record date for determining the Newstrike Shareholders entitled to receive notice of, attend and vote at the Meeting will be close of business on March 16, 2015 (the “Record Date”).

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Newstrike will not be required to send to the Newstrike Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, the forms of proxy, letter of transmittal, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Whittall Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)

the registered Newstrike Shareholders as they appear on the central securities register, or other applicable records, of Newstrike or the records of its registrar and transfer agent as at the close of business on the Record Date, the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal, by one or more of the following methods:

(i)

by prepaid ordinary or air mail addressed to the Newstrike Shareholders at their addresses as they appear in the applicable records of Newstrike or its registrar and transfer agent as at the Record Date; or

	(ii)	by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above

(b)

in the case of non-registered Newstrike Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c)

the directors and auditors of Newstrike by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

10. The Circular, including the Notice of Hearing of Petition (the “Notice Materials”) in substantially the same form as contained in Exhibits “A” and “C” of the Whittall Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the holders of outstanding options to purchase common shares of Newstrike (the “Newstrike Optionholders”, and collectively with the Newstrike Shareholders, the “Newstrike Securityholders”), in accordance with the methods of delivery set out at paragraph 9 of this Interim Order, no later than twenty-one (21) days prior to the date of the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of Newstrike’s application for the Final Order.

11. Accidental failure of or omission by Newstrike to give notice to any one or more Newstrike Securityholder or any other persons entitled thereto, or the non-receipt of such notice by one or more Newstrike Securityholder, or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Newstrike (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Newstrike, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Newstrike Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)

in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Newstrike Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Newstrike Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Newstrike.

QUORUM AND VOTING

15. The quorum required at the Meeting will one person present in person or by proxy.

16. The vote required to pass the Arrangement Resolution will be:

(a)

the affirmative vote of at least two-thirds of the votes cast by both Newstrike Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class on the basis of one vote per Newstrike Share; and

(b)

the affirmative vote of a simple majority of the votes cast by Newstrike Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes attached to Newstrike Shares held by the Newstrike Majority Shareholders, and any other person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

17. In all other respects, the terms, restrictions and conditions set out in the articles of Newstrike will apply in respect of the Meeting.

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting will be (i) the Newstrike Shareholders or their respective proxyholders as of the Record Date, (ii) Newstrike’s directors, officers, auditors and advisors, (iii) representatives of Timmins, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Newstrike Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

19. Representatives of Newstrike’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

20. Newstrike is authorized to use the forms of proxy and letter of transmittal in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Whittall Affidavit and Newstrike may in its discretion waive generally the time limits for deposit of proxies by Newstrike Shareholders if Newstrike deems it reasonable to do so. Newstrike is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Newstrike may in its discretion waive the time limits for the deposit of proxies by Newstrike Shareholders if Newstrike deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22. Each registered Newstrike Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23. Registered Newstrike Shareholders will be the only Newstrike Shareholders entitled to exercise rights of dissent. A beneficial holder of Newstrike Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Newstrike Shareholder to dissent on behalf of the beneficial holder of Newstrike Shares or, alternatively, make arrangements to become a registered Newstrike Shareholder.

24. In order for a registered Newstrike Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)

a Dissenting Newstrike Shareholder must deliver a written notice of dissent which must be received by Newstrike at Suite 2000 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, by 5:00 p.m. (Vancouver time) on April 27, 2015 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b)	a Dissenting Newstrike Shareholder must not have voted his, her or its Newstrike Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting Newstrike Shareholder must dissent with respect to all of the Newstrike Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Notice to the Newstrike Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Newstrike Shareholders in accordance with this Interim Order.

26. Subject to further order of this Court, the rights available to the Newstrike Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Newstrike Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

27. Upon the approval, with or without variation, by the Newstrike Shareholders of the Arrangement, in the manner set forth in this Interim Order, Newstrike may apply to this Court for, inter alia, an order:

(a)	pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b)

pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the “Final Order”),

and the hearing of the Final Order will be held on May 1, 2015 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

28. The form of Notice of Hearing of Petition attached to the Whittall Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Newstrike Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

29. Any Newstrike Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a)

file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on April 27, 2015.

30. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

31. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

32. The Petitioner will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

33. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Newstrike, this Interim Order will govern.

34. Rule 8-1 and 16-1(8) – (12) will not apply to any further application in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

(signed) “Sean K. Boyle”
Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT

REGISTRAR

NO. S-152457
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEWSTRIKE CAPITAL INC.
AND TIMMINS GOLD CORP.

NEWSTRIKE CAPITAL INC.

PETITIONER

INTERIM ORDER

Sean K. Boyle
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

APPENDIX I
NEWSTRIKE FAIRNESS OPINION

February 16, 2015

The Special Committee of Independent Directors of Newstrike Capital Inc.
Suite 2000
1066 West Hastings Street
Vancouver, B.C.
Canada V6E 3X2

Dear Sirs,

Cormark Securities Inc. (“Cormark”) understands that Newstrike Capital Inc. (“Newstrike” or the “Company”) and Timmins Gold Corp. (“Timmins Gold”) intend to enter into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Timmins Gold will acquire all of the issued and outstanding common shares of Newstrike by way of a court approved plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Newstrike shareholders will receive 0.9 (the “Exchange Ratio”) of a Timmins Gold common share (a “Timmins Gold Share”) and C$0.0001 in cash for each Newstrike common share (a “Newstrike Share”), representing the equivalent of C$1.15 per Newstrike Share and a premium of 20.0% based on the closing prices of the Timmins Gold Shares on the Toronto Stock Exchange (“TSX”) and the Newstrike Shares on the TSX Venture Exchange (“TSX-V”) on February 13, 2015, and C$1.20 per Newstrike Share and a premium of 22.4% based on the 20-day volume-weighted-average-price (“VWAP”) of the Timmins Gold Shares on the TSX and the Newstrike Shares on the TSX-V as of February 13, 2015. The Exchange Ratio implies a total transaction value of approximately C$140 million on a fully-diluted in the money basis. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Timmins Gold Share, based upon the Exchange Ratio. The specific terms and conditions of, and other matters relating to, the Arrangement will be outlined in a management information circular of Newstrike to be mailed to shareholders of Newstrike (the “Circular”).

Cormark has been retained by the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board”) of the Company to prepare and deliver an opinion as to the fairness of the Arrangement, from a financial point of view, to the shareholders of Newstrike (the “Fairness Opinion”). For the purposes of the Fairness Opinion, Cormark has assumed that the transaction will be completed in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, having regard to all of the elements of the transaction, including, receiving the majority of the minority votes if necessary.

CORMARK’S ENGAGEMENT

Cormark was initially contacted by the Special Committee to provide them with a Fairness Opinion on a potential transaction involving Timmins Gold and Newstrike on February 5, 2015. Cormark was formally retained by the Special Committee pursuant to an engagement letter dated February 7, 2015 (the “Engagement Letter”). The terms of the Engagement Letter provide that Cormark is to be paid a fee on delivery of the Fairness Opinion (the “Fairness Opinion Fee”), and that such fee is not contingent in whole or in part on the success of the Arrangement or on the conclusions reached in the Fairness Opinion. In addition, Cormark is to be reimbursed for its reasonable out-of- pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services under the Engagement Letter.

CREDENTIALS OF CORMARK

Cormark is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

The Fairness Opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK

Neither Cormark, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Colombia)) of Timmins Gold, Newstrike, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark has not been engaged to provide any financial advisory services nor has it participated in any underwriting involving Timmins Gold, Newstrike, or any of their associates or affiliates during the 24-month period preceding the date Cormark was first contacted in respect of the Arrangement.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Timmins Gold or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Timmins Gold, or other Interested Parties.

There are no understandings, agreements or commitments between Cormark and Timmins Gold, Newstrike or any other Interested Party with respect to any future financial advisory or investment banking business. Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Timmins Gold, Newstrike or any other Interested Party.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	an executed LOI dated January 30, 2015;

b)	a draft Arrangement Agreement dated February 16, 2015;

c)	audited annual financial statements and management’s discussion and analysis of Newstrike for each of the years ended July 31, 2014, July 31, 2013 and July 31, 2012;

d)	quarterly financial statements and management’s discussion and analysis of Newstrike for the quarters ended October 31, 2014, April 30, 2014, January 31, 2014 and October 31, 2013;

e)	audited annual financial statements and management’s discussion and analysis of Timmins Gold for each of the years ended December 31, 2013, December 31, 2012 and December 31, 2011;

f)	annual information form of Timmins Gold for the year ended December 31, 2013;

g)	quarterly financial statements and management’s discussion and analysis of Timmins Gold for the quarters ended September 30, 2014, June 30, 2014, March 31, 2014 and September 30, 2013;

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h)	technical report titled: NI 43-101 F1 TECHNICAL REPORT UPDATED RESOURCES AND RESERVES AND MINE PLAN FOR THE SAN FRANCISCO GOLD PROJECT SONORA, MEXICO (Dated: December 6, 2013);

i)	technical report titled: Ana Paula Project, Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico (Dated: October 29, 2014);

j)

technical report titled: ANA PAULA PROJECT, TECHNICAL REPORT AND INITIAL RESOURCE ESTIMATE, Municipalities of Cuetzala Del Progreso and Apaxtla del Castregon, Guerrero State, Mexico (Dated: February 26, 2013);

k)

technical report titled: GEOLOGICAL REPORT AND SUMMARY OF FIELD EXAMINATION, EJUTLA PROPERTY, Municipalities of San Pedro Taviche and San Nicolas Yaxe, District of Ocotlan and Municipalities of Santa Maria Zoquitlán and San Pedro Totolapan, District of Tlacolula, Oaxaca State, MEXICO (Dated: July 1, 2014);

l)	confidential information made available by Newstrike and Timmins Gold concerning the business, operations, assets, liabilities and prospects of the companies;

m)	meetings and discussions with the Board and certain directors of the Company;

n)	due diligence meetings with senior executives of the Company and Timmins Gold concerning the past and current operations and financial condition and the prospects of the Company and Timmins;

o)

public information (including corporate presentations and that information prepared by industry research analysts) related to the business, operations, financial performance and trading history of the Company and other selected mining companies, as we considered relevant;

p)	public information with respect to precedent transactions of a comparable nature which we considered relevant; and

q)	such other information, made such other investigations, prepared such other analyses and had such other discussions as we considered appropriate in the circumstances.

Cormark has had full access to and cooperation from the senior officers of Newstrike and has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark.

PRIOR VALUATIONS

The Company has represented to Cormark that there have been no independent appraisals or valuations (as defined in MI 61-101) or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries on any of their respective material assets or liabilities which have been prepared as of a date within the preceding 24 months that otherwise have not been provided to Cormark.

ASSUMPTIONS AND LIMITATIONS

Cormark has not been asked to prepare and has not prepared a formal valuation of the Company, Timmins Gold or any of their respective securities or assets, and the Fairness Opinion should not be construed as such. Cormark has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Timmins Gold or Newstrike shares may trade at any future date. Cormark similarly was not engaged to review any legal, tax or accounting aspects of the Arrangement. Cormark has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting

3

matters. In addition, the Fairness Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving the Company, the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities.

With the approval of the Special Committee and as is provided for in the Engagement Letter, Cormark has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by or on behalf of the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark has assumed that this Information does not omit any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to financial and operating forecasts, projections, estimates and/or budgets provided to Cormark and used in the analyses supporting the Fairness Opinion, Cormark has noted that projecting future results of any company is inherently subject to uncertainty. Cormark has assumed that such forecasts, projections, estimates and/or budgets were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of Timmins Gold and Newstrike and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark expresses no view as to the reasonableness of such forecasts, projections, estimates and/or budgets or the assumptions on which they are based.

Senior officers of the Company have represented to Cormark in a certificate delivered as of the date hereof, among other things, that: (a) the Information provided by, or on behalf, of the Company or any of its affiliates or its representatives and agents to Cormark for the purpose of preparing the Fairness Opinion was, at the date such information was provided to Cormark, and is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Arrangement and did not and does not omit a material fact in relation to the Company and its affiliates or the Arrangement necessary to make the Information not misleading in light of the circumstances under which it was provided; (b) since the dates on which the Information was provided to Cormark, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (c) to the best of the Company’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Cormark; and (d) since the dates on which the Information was provided to Cormark by the Company, no material transaction has been entered into by the Company or any of its affiliates which has not been disclosed in complete detail to Cormark.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates, as they were reflected in the Information and as they have been represented to Cormark in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Cormark has made certain assumptions with respect to expected industry performance, general business and economic conditions and other matters, most of which are beyond the control of Cormark or any party involved in the Arrangement. Cormark believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

In preparing the Fairness Opinion, Cormark has also assumed that the disclosure provided or incorporated by reference in the Circular and any other documents prepared in connection with the Arrangement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement are

4

valid and effective, and that the Circular will be distributed to Timmins Gold shareholders in accordance with applicable laws.

The Fairness Opinion has been prepared for the exclusive use of the Special Committee in connection with the Arrangement. The Fairness Opinion may not be used by any person or relied upon by any person other than the Special Committee and may not be used or relied upon by the Special Committee for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Cormark. Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark hereby consents to the reference to Cormark and the description of, reference to and reproduction of the Fairness Opinion in the Circular prepared in connection with the Arrangement for delivery to Newstrike shareholders and filing with the securities commissions or similar regulatory authorities in each province and territory of Canada.

Cormark believes that the Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Cormark, without considering all the stated analyses and factors together, could create a misleading view of the process underlying, or the scope of the Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Newstrike shareholder as to whether or not to vote in favour of the Arrangement.

The Fairness Opinion is given as of the date hereof and Cormark disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Cormark reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Fairness Opinion.

FAIRNESS OPINION

Based upon and subject to the foregoing, Cormark is of the opinion that, as at of the date hereof, the Arrangement is fair, from a financial point of view, to the shareholders of Newstrike.

Yours very truly,

CORMARK SECURITIES INC.

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APPENDIX J
TIMMINS FAIRNESS OPINION

February 16, 2015

The Board of Directors
Timmins Gold Corp.
Suite 1900 - 570 Granville St
Vancouver, BC, Canada
V6C 3P1

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Timmins Gold Corp. (“Timmins”) and Newstrike Capital Inc. (“Newstrike”) propose to enter into an arrangement agreement to be dated February 16, 2015 (the “Arrangement Agreement”) pursuant to which, among other things, Timmins will acquire all of the outstanding common shares of Newstrike (the “Newstrike Shares”) for consideration equal to 0.9 (the “Exchange Ratio”) of a Timmins common share (the “Timmins Shares”) and C$0.0001 in cash for each Newstrike Share by way of an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the joint management information circular (the “Circular”) to be mailed to holders of Timmins Shares and Newstrike Shares in connection with: (i) a special meeting of the holders of Timmins Shares to be held to consider and, if deemed advisable, approve the issuance of Timmins Shares pursuant to the Arrangement; and (ii) a special meeting of the holders of Newstrike Shares to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to Timmins, including our opinion (the “Opinion”) to the board of directors of Timmins (the “Board of Directors”) as to the fairness of the Exchange Ratio provided for in the Arrangement Agreement from a financial point of view to Timmins.

Engagement of BMO Capital Markets

Timmins initially contacted BMO Capital Markets regarding a potential advisory assignment in October 2014. BMO Capital Markets was formally engaged by Timmins pursuant to an agreement dated December 15, 2014 (the “BMO Engagement Letter”). Under the terms of the BMO Engagement Letter, BMO Capital Markets has agreed to provide Timmins and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the BMO Engagement Letter, a substantial portion of which is contingent upon the successful completion of the Arrangement. Timmins has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”) or the rules made thereunder) of Timmins, Newstrike, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to Timmins and the Board of Directors pursuant to the BMO Engagement Letter; and (ii) acting as an underwriter in conjunction with Timmins’ February 11, 2014 equity financing.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1. a draft of the Arrangement Agreement dated February 16, 2015;

2. the form of the Timmins voting support agreement (the “Timmins Voting Agreement”) dated February 16, 2015, to be entered into between Timmins and (i) the directors and officers of Newstrike; and (ii) certain shareholders of Newstrike;

3. the form of the Newstrike voting support agreement (the “Newstrike Voting Agreement”) dated February 16, 2015, to be entered into between Newstrike and the directors and officers of Timmins;

4. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Timmins relating to the business, operations and financial condition of Timmins and Newstrike;

5. internal management forecasts, projections, estimates (including internal estimates of resources) and budgets prepared or provided by or on behalf of management of Timmins;

6. discussions with management of Timmins relating to each of Timmins’ and Newstrike’s current business, plan, financial condition and prospects;

7. certain publicly available information relating to the business, operations, financial condition and trading history of Timmins, Newstrike and other selected public companies we considered relevant;

8. public information with respect to selected precedent transactions we considered relevant;

9. historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Timmins and Newstrike;

10. various reports published by equity research analysts and industry sources we considered relevant;

11. a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Timmins; and

12. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Timmins to any information under Timmins’ control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of Timmins or Newstrike, as applicable, or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Timmins, having regard to each of Timmins’ and Newstrike’s business, plans, financial condition and prospects.

Senior officers of Timmins have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided or made available to BMO Capital Markets orally by, or in the presence of, an officer or employee of Timmins, or in writing by Timmins, Newstrike or any of their respective subsidiaries (as defined in the Act) or any of their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Timmins or any of its subsidiaries, taken as a whole, or Newstrike and its subsidiaries, taken as a whole, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion. The representations and certifications of the senior officers of Timmins with respect to the Information relating to Newstrike or any of its subsidiaries were provided only to the best of their knowledge after due inquiry.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement, Timmins Voting Agreements and Newstrike Voting Agreements will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Timmins and Newstrike as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Timmins and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any holder of Timmins Shares should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of then securities or assets of Timmins, Newstrike or of any of their affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Timmins or Newstrike may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Timmins and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Timmins.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view, to Timmins.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX K
DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)

in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX L
FINANCIAL STATEMENTS OF NEWSTRIKE FOR
THE YEARS ENDED JULY 31, 2014 AND JULY 31, 2013

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended:

July 31, 2014 and 2013

Index
Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Loss and Comprehensive Loss
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Equity
Notes to the Consolidated Financial Statements

Suite 950 – 1199 West Hastings Street, Vancouver, BC V6E 3T5, Canada.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Newstrike Capital Inc.

We have audited the accompanying consolidated financial statements of Newstrike Capital Inc., which comprise the consolidated statements of financial position as at July 31, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Newstrike Capital Inc. as at July 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Newstrike Capitals Inc.’s ability to continue as a going concern.

/s/ Davidson & Company LLP
Vancouver, Canada
Chartered Accountants
November 3, 2014

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars, except explicitly stated otherwise)

	Note	As at:	July 31	July 31
			2014	2013
ASSETS
Current
Cash and cash equivalents			$5,436,411	$16,805,359
Trade and other receivables	4		18,704	17,463
Prepaid expenses and deposits			14,939	59,785
			5,470,054	16,882,607
Long-term receivables	4		3,982,086	2,838,027
Long-term deposits			19,015	19,015
Equipment	5		137,627	204,453
Exploration advances	6		103,596	165,783
Exploration and evaluation assets	6		47,785,339	39,027,279
			$57,497,717	$59,137,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade and other payables	7		$774,640	$898,693
Deferred income tax	15		3,191,446	-
			3,966,086	898,693
Equity
Capital stock	8		65,354,492	65,354,492
Share-based payment reserve	8		5,045,660	4,354,692
Deficit			(16,868,521)	(11,470,713)
			53,531,631	58,238,471
			$57,497,717	$59,137,164

Nature and continuance of operations	1
Commitments	14
Subsequent event	16

On behalf of the Board:	"Richard Whittall"	"Robert Withers"
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars, except explicitly stated otherwise)

	Note	Year ended
		July 31
		2014	2013
Operating expenses
Accounting, audit and legal fees		$68,947	$97,846
Consulting fees		30,000	210,201
Depreciation		23,168	20,460
Foreign exchange (gain)		(138,010)	(745)
Management fees	9	458,000	321,000
Office and administration		520,587	565,035
Regulatory and transfer agent fees		23,933	23,533
Shareholder communications		403,241	245,466
Share-based payments	8 (c)	690,968	312,877
GST allowance	4 & 7	291,997	76,868
Total operating expenses		(2,372,831)	(1,872,541)
Interest income		166,469	430,691
Loss before income taxes		(2,206,362)	(1,441,850)
Deferred income tax expense	15	(3,191,446)	-

Net loss for the year		(5,397,808)	(1,441,850)

Total loss and comprehensive loss for the year		$(5,397,808)	$(1,441,850)

Basic and diluted loss per share		$(0.05)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted		114,931,458	114,931,458

The accompanying notes are an integral part of these consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars, except explicitly stated otherwise)

		Capital Stock
		Amount of		Share-based
	Note	shares	Value	payment reserve	Deficit	Total
		#	$	$	$	$
Balance, July 31, 2012		114,931,458	65,354,492	4,041,815	(10,028,863)	59,367,444
Share-based payments	8 (c)	-	-	312,877	-	312,877
Loss for the year		-	-	-	(1,441,850)	(1,441,850)
Balance, July 31, 2013		114,931,458	65,354,492	4,354,692	(11,470,713)	58,238,471
Share-based payments	8 (c)	-	-	690,968	-	690,968
Loss for the year		-	-	-	(5,397,808)	(5,397,808)
Balance, July 31, 2014		114,931,458	65,354,492	5,045,660	(16,868,521)	53,531,631

The accompanying notes are an integral part of these consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars, except explicitly stated otherwise)

		Year ended
	Note	July 31
		2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(5,397,808)	$(1,441,850)
Items not affecting cash:
Depreciation		23,168	20,460
Share-based payments		690,968	312,877
Deferred income tax expense	15	3,191,446	-
Changes in non-cash working capital items:
Increase in trade and other receivables		(1,145,300)	(1,132,240)
Decrease (increase) in prepaid expenses and deposits		44,846	(42,175)
Increase (decrease) in trade and other payables	13	354,933	(158,581)
Net cash used in operating activities		(2,237,747)	(2,441,509)
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in exploration and evaluation assets		(9,189,930)	(15,851,452)
Exploration advances decrease (increase)		62,187	(60,523)
Long-term deposits received		-	(8,467)
Acquisition of equipment		(3,458)	(116,575)
Net cash used in investing activities		(9,131,201)	(16,037,017)

Change in cash and cash equivalents during the year		(11,368,948)	(18,478,526)

Cash and cash equivalents, beginning of the year		16,805,359	35,283,885
Cash and cash equivalents, end of the year		$5,436,411	$16,805,359
Cash paid for interest		$-	$-
Cash received for income taxes		$-	$-

Supplemental disclosure with respect to cash flows	13

The accompanying notes are an integral part of these consolidated financial statements

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Newstrike Capital Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on November 7, 2000, and continued into British Columbia under the B.C. Business Corporations Act in 2006 and is in the business of acquiring and exploring mineral property interests in Mexico. To date, the Company has not generated any significant revenues from operations and is considered to be an exploration stage company.

The Company’s shares trade on the TSX Venture Exchange (“TSX-V”) as a Tier 2 issuer under trading symbol NES.

The Company has its head office at Suite 950 – 1199 West Hastings Street, Vancouver, BC, V6E 3T5, Canada, and its registered records office at Suite 2600 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada.

These consolidated financial statements have been prepared on the basis that they are applicable to a going concern which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of losses and no current source of revenue. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. These material uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include adjustments to amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. In budgeting its exploration programs and general expenses, management monitors changes in market conditions and adjusts its cash flow accordingly.

	July 31	July 31
	2014	2013
Deficit	$(16,868,521)	$(11,470,713)
Working capital	$4,695,414	$15,983,914

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors for issue on November 3, 2014.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for cash and cash equivalents, which are measured at fair value.

c)	Functional and presentational currency

In management’s judgement the functional currency of the Company and its Canadian and Mexican subsidiaries (together “the Group”) is the Canadian dollar. The presentation currency used in preparing these consolidated financial statements is also the Canadian dollar.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

2.	BASIS OF PRESENTATION (cont’d...)

d)	Significant accounting judgements and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk or resulting in material adjustments is as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

2.	BASIS OF PRESENTATION (cont’d…)

e)	New and revised standards and interpretations not yet adopted

At the date of authorization of these consolidated financial statements, a number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended July 31, 2014, and have not been applied in preparing these consolidated financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below:

i)

IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10, Consolidated Financial Statements, but retains the current guidance for separate financial statements. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

ii)

IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10, Consolidated Financial Statements, and IFRS 11, Joint Arrangements. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	iii)	IFRS 9, Financial Instruments (New to replace IAS 39)

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and has a tentative effective date for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair-value-through-profit-or-loss, financial guarantees and certain other exceptions.

The Company has not yet evaluated the impact the final standard is expected to have on its consolidated financial statements.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and entities controlled by the Company from the date control commences until the date control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company’s subsidiaries are:

Name of subsidiary	Jurisdiction of incorporation	Percent ownership	Principal activity
Aurea Mining Inc.	British Columbia, Canada	100%	Inactive
Minera Aurea, S.A. de C.V.	Mexico	100%	Mineral exploration

Inter-company balances and transactions, including income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

b)	Foreign currencies

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

c)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income (loss) is defined as revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale and the foreign exchange amounts arising from the translation of the Company’s net investment in its foreign operations.

d)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options (including any estimated forfeitures). The fair value of direct awards of shares is determined by the quoted market price of the Company's stock.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

d)	Share-based payments (cont’d...)

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

e)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated assuming that the proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the prevailing market rate. Under this method, basic and diluted loss per share is the same, as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

f)	Financial assets

Financial assets, other than derivatives, are designated as available-for-sale, loans and receivables, held- to- maturity investments, or at fair-value-through-profit-or-loss (“FVTPL”).

Financial assets classified as available-for-sale are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for financial assets that are considered to be impaired in which case the loss is recognized in net income or loss.

Financial assets classified as loans and receivables are measured initially at fair value and subsequently at amortized cost using the effective interest rate method. The Company’s receivables and long-term deposits are classified as loans and receivables.

Financial assets classified as held-to-maturity investments are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in income or loss. Transaction costs are expensed for assets classified as FVTPL. The Company’s cash and cash equivalents are classified as FVTPL.

g)	Financial liabilities

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in net income or loss.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

h)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Any tax currently payable is based on taxable profit for the year. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

i)	Exploration and evaluation assets

Exploration and evaluation assets include acquired mineral use rights for mineral properties held by the Company. The amount of consideration paid (in cash or share value) for mineral use rights is capitalized. The amounts shown for exploration and evaluation assets represents all direct costs relating to the acquisition, exploration and evaluation of mineral properties, less recoveries, and do not necessarily reflect present or future values. Costs incurred before the Company has obtained the legal rights to explore are expensed.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

i)	Exploration and evaluation assets (cont’d…)

Ownership of exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control. The ultimate recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, the renewal of exploration licenses, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in its exploration projects have been on current and expected conditions. However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets’ carrying values.

j)	Equipment

Equipment is carried at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing or overhauling a component of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is written off. Costs associated with routine repairs and maintenance of equipment are expensed as incurred.

Equipment, including major components, is depreciated using the straight-line method over their estimated useful lives, typically ranging from 4 to 20 years. Depreciation methods and useful lives are reviewed at each annual reporting date and adjusted as appropriate.

k)	Provision for environmental rehabilitation

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment, when those obligations result from the acquisition, construction, development, exploration or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of exploration assets, equipment and other site preparation work is capitalized to exploration and evaluation assets or equipment along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes to the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

l)	Cash and cash equivalents

Cash consists of cash on hand and demand deposits. Cash equivalents consist of highly liquid deposit instruments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

4.	TRADE AND OTHER RECEIVABLES

Trade and other receivables include:

	July 31, 2014	July 31, 2013
Office rent recovery	$5,804	$7,361
Other	12,900	10,102
	$18,704	$17,463

*

During fiscal year 2013, the Company received re-assessment notices from Canada Revenue Agency (“CRA”) denying $76,868 of input tax credit refunds. The Company disagrees with CRA’s position and is vigorously defending its claim to these refunds. Due to the uncertainty around CRA decisions as well as the length of time necessary to obtain a resolution of this issue, the Company has taken a full allowance against the receivable. The amount allowed for the year ended July 31, 2014 was $40,636 (2013 – $76,868).

Reassessment:

In October 2013, the Company received a notice from CRA proposing to deny a further $251,361 of GST/HST refunds already received by the Company. The Company strongly disagrees with CRA’s proposal and will vigorously defend its right to these refunds. Although the Company will defend its right to these refunds, it has taken a full provision for the amount in question (note 7).

Long-term receivables include:

	July 31, 2014	July 31, 2013
Mexican value added tax (IVA)	$3,982,086	$2,838,027

Due to an administrative slowdown in the processing of IVA refunds, the Company has classified its IVA receivable as non-current.

5.	EQUIPMENT

		Computer	Furniture and	Leasehold	Field
	Vehicles	equipment	office equipment	improvements	tools	Total
	$	$	$	$	$	$
Cost
Balance, July 31, 2012	82,576	94,557	46,907	-	4,714	228,754
Additions	-	68,138	21,172	24,663	2,602	116,575
Balance, July 31, 2013	82,576	162,695	68,079	24,663	7,316	345,329
Additions	-	396	3,062	-	-	3,458
Balance, July 31, 2014	82,576	163,091	71,141	24,663	7,316	348,787
Accumulated depreciation
Balance, July 31, 2012	36,327	39,816	3,502	-	361	80,006
Depreciation	12,296	35,700	7,597	4,933	344	60,870
Balance, July 31, 2013	48,623	75,516	11,099	4,933	705	140,876
Depreciation	12,296	44,848	9,059	3,715	366	70,284
Balance, July 31, 2014	60,919	120,364	20,158	8,648	1,071	211,160
Carrying amounts
As at July 31, 2012	46,249	54,741	43,405	-	4,353	148,748
As at July 31, 2013	33,953	87,179	56,980	19,730	6,611	204,453
As at July 31, 2014	21,657	42,727	50,983	16,015	6,245	137,627

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

6.	EXPLORATION AND EVALUATION ASSETS

The Company holds title to certain exploration and evaluation assets in Mexico. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge; title to all of its properties is in good standing. Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many exploration and evaluation assets. Related expenditures are as follows:

	Guerrero State			Oaxaca State
Year ended July 31, 2013	Ana	Aurea	Aurea	Taviche	Total
	Paula	Norte	Sur	District
Project acquisition:
Balance, July 31, 2012	$2,639,731	$4,801,502	$2,799,046	$108,452	$10,348,731
Additions	409,189	578,529	229,706	72,701	1,290,125
Balance, July 31, 2013	3,048,920	5,380,031	3,028,752	181,153	11,638,856
Project exploration:
Balance, July 31, 2012	10,758,032	829,848	215,575	896,955	12,700,410
Additions:
Infrastructure	816,861	296,626	54,844	392,614	1,560,945
Exploration management (Note 9)	108,900	36,300	27,225	9,075	181,500
Drilling	6,389,652	582,605	-	-	6,972,257
Remuneration	1,300,142	490,988	3,838	310,769	2,105,737
Laboratory analyses	2,151,599	585,656	-	203,963	2,941,218
Surveying works	2,416	-	-	-	2,416
Engineering (Note 9)	832,832	-	-	50,877	883,709
Other	4,733	10,649	4,733	20,116	40,231
	11,607,135	2,002,824	90,640	987,414	14,688,013
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Total	$25,414,087	$8,212,703	$3,334,967	$2,065,522	$39,027,279

Year ended July 31, 2014	Ana	Aurea	Aurea	Taviche	Total
	Paula	Norte	Sur	District
Project acquisition:
Balance, July 31, 2013	$3,048,920	$5,380,031	$3,028,752	$181,153	$11,638,856
Additions	440,866	410,861	200,057	79,572	1,131,356
Balance, July 31, 2014	3,489,786	5,790,892	3,228,809	260,725	12,770,212

Project exploration:
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Additions:
Infrastructure	521,375	579,467	38,841	254,291	1,393,974
Exploration management (Note 9)	118,800	39,600	29,700	9,900	198,000
Drilling	955,829	1,067,599	-	-	2,023,428
Remuneration	818,647	856,834	3,741	222,764	1,901,986
Laboratory analyses	557,687	629,682	1,982	27,156	1,216,507
Engineering (Note 9)	823,842	-	-	20,238	844,080
Other	5,733	12,899	5,733	24,364	48,729
	3,801,913	3,186,081	79,997	558,713	7,626,704
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Total	$29,656,866	$11,809,645	$3,615,021	$2,703,807	$47,785,339

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

In addition, the Company has advances of $103,596 (July 31, 2013 - $165,783) to an exploration contractor for future work.

The Guerrero State group of properties includes seventeen exploration claims located in central Guerrero State, Mexico. Nine of the claims are for the Aurea Norte group, four are for the Aurea Sur group, and four for the Ana Paula project. Of the 13 claims integrating the Aurea Norte and Aurea Sur groups, the original vendors of 12 of those claims retained a 2.5% Net Smelter Royalty (“NSR”). Approximately 1/3 of this royalty is held by a director of the Company.

The original owners of the Ana Paula project retained a 3% NSR. The Company will have the right, upon completion of a feasibility study as defined by National Instrument 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6,000,000.

During the fiscal year ended July 31, 2012 the Company entered into a purchase option agreement for the acquisition of certain privately held land parcels. The Company can acquire 100% interest over 3 years by making staged payments totaling 13,101,867 Mexican Pesos. As of July 31, 2014, an amount of 11,464,133 Mexican Pesos ($956,103) (to July 31, 2013 – 8,188,666 Mexican Pesos ($630,004)) has been paid.

The Oaxaca State group includes two exploration claims located in the Taviche District of the state of Oaxaca, Mexico.

7.	TRADE AND OTHER PAYABLES

Trade and other payables include:

	July 31, 2014	July 31, 2013
Trade payables Canada	$37,752	$126,371
Trade payables Mexico	282,065	236,784
Accrued liabilities	203,462	535,538
GST provision *	251,361	-
	$774,640	$898,693

* Please refer to note 4 for an explanation of this provision.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

8.	EQUITY

Authorized share capital is as follows:

Unlimited common shares without par value

Unlimited preference shares without par value

Issued and outstanding:

	a)	Common shares

The number of common shares issued and outstanding is 114,931,458 (July 31, 2013 – 114,931,458) valued at $65,354,492 (July 31, 2013 - $65,354,492).

	b)	Warrants

There were no warrants outstanding as at July 31, 2014 or 2013.

	c)	Stock options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is set at the closing price of the Company’s common shares on the date of grant. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

	Number	Weighted average
	of options	exercise price
	#	$
Balance, July 31, 2012	5,635,000	0.99
Forfeited	(10,000)	2.80
Granted	2,450,000	0.70
Balance, July 31, 2013	8,075,000	0.90
Granted	350,000	0.86

Balance, July 31, 2014	8,425,000	0.90
Exercisable, July 31, 2014	7,165,000	0.93

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

8.	EQUITY (cont’d...)

	c)	Stock options (cont’d...)

The following stock options were outstanding and exercisable at July 31, 2014:

Outstanding	Exercisable	Exercise	Expiry
(#)	(#)	Price ($)	Date
1,100,000	1,100,000	0.26	October 15, 2014 *
700,000	700,000	0.35	October 29, 2014 *
1,580,000	1,580,000	0.53	October 8, 2015
715,000	715,000	0.58	November 29, 2020
350,000	350,000	1.35	March 23, 2021
1,140,000	1,140,000	2.80	August 10, 2021
40,000	40,000	2.82	November 25, 2016
2,450,000	1,470,000	0.70	June 27, 2020
350,000	70,000	0.86	May 20, 2021
8,425,000	7,165,000

* See note 16 – Subsequent event

During the year ended July 31, 2014, the Company granted 350,000 (2013 - 2,450,000) stock options with a fair value of $182,395 (2013 - $1,084,137) which is being recognized over the vesting period of the options. The weighted average fair value of these stock options was $0.52 (2013 - $0.44) per option.

During the year ended July 31, 2014, the Company recognized share-based payments of $690,968 (2013 - $312,877).

During the years ended July 31, 2014 and 2013, the following weighted average assumptions were used for the valuation of stock options granted:

	2014	2013
Risk-free interest rate	1.45%	1.61%
Expected life	4.6 years	4.3 years
Estimated volatility	77.16%	91.48%
Dividend rate	0.00%	0.00%

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

9.	RELATED PARTY TRANSACTIONS AND PAYMENTS TO KEY MANAGEMENT PERSONNEL

Payments to key management personnel during the years ended July 31, 2014 and 2013 are as follows:

	2014	2013
Management fees paid to officers, or to companies controlled by officers	$458,000	$321,000
Exploration management and engineering fees paid to two officers	$431,926	$409,022
Share-based payments:
Number of options granted	-	1,090,000
Fair value of options granted	$-	$482,330
Share-based payments recognized during the year	$277,717	$134,952

The Company has agreements with officers or companies controlled by officers of the Company which contain provisions for severance payments of $126,000, $240,000, $198,000 and US$225,000 if a change of control of the Company occurs or if dismissed without cause.

Transactions with related parties other than key management personnel entered into during the years ended July 31, 2014 and 2013 are as follows:

	2014	2013

Directors' fees (included in office and administration expenses)	$101,532	$98,000
Share-based payments to non-manement directors:
Number of options granted	350,000	1,000,000
Total fair value of options granted	$182,395	$442,505
Share-based payments recognized during the year	$321,528	$123,810

Included in trade and other payables as at July 31, 2014 is $157,754 (July 31, 2013 - $105,223) due to certain related parties described above.

10.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives when managing capital are to provide returns for shareholders, and comply with any externally imposed capital requirements while safeguarding the Company’s ability to continue as a going concern.

The Company’s exploration and evaluation assets are in the exploration stage, and as such, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance its operations.

In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. To effectively manage the Company’s capital requirements, the Company’s management has in place a planning and budgeting process.

The Company is not subject to any externally imposed capital requirements.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, deposits, long-term receivables, and trade and other payables. The carrying value of trade and other receivables, deposits and trade and other payables approximates their fair values due to their immediate or relative short-term maturity. Cash and cash equivalents are measured at fair value using level 1 inputs. The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent that its exploration and evaluation assets are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos or US dollars. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

As at July 31, 2014, all of the Company’s cash and cash equivalents was held in Canadian dollars or Mexican pesos; however, the Company mitigates exposure to currency fluctuations by keeping its funds in Canadian dollars and only supplying cash needs of its Mexican subsidiary on a monthly basis. The Company is affected by changes in foreign exchange rates of Mexican pesos relative to Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in Mexico in the following Canadian dollar equivalents:

	As at July 31
	2014	2013
	$	$
Assets:
Cash and cash equivalents	45,193	396,925
Receivables	3,994,986	2,848,129

Liabilities:
Trade and other payables	282,065	236,784
	4,322,244	3,481,838
% change in currency	10%	10%
Risk on above currency fluctuation:	432,224	348,184

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and receivables. Cash and cash equivalents are held in large financial institutions in instruments such as term deposits and is considered to have low credit risk. Receivables consist of goods and services tax due from the Federal Government of Canada, and Mexican value added tax (IVA) due from the Government of Mexico.

The Company is currently in a dispute with CRA over its entitlement to goods and services tax refunds. As discussed in Note 4, the Company has provided an allowance against these receivable until this dispute is resolved. The Company has been receiving its Mexican IVA refunds although the timing can be unpredictable.

Interest rate risk

The Company limits its exposure to interest rate risk by holding liquid cash equivalents at major Canadian financial institutions and accordingly is not subject to significant interest rate risk.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

11.	FINANCIAL INSTRUMENTS (cont’d...)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.

As at July 31, 2014, the Company had cash and cash equivalents of $5,436,411 (July 31, 2013 - $16,805,359) to settle current payables of $774,640 (July 31, 2013 - $898,693).

Market risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of commodities. The Company is exposed to market risks should the fair value of future cash flows from financial instruments fluctuate.

12.	SEGMENTED INFORMATION

The Company currently operates in one reportable business segment, being the acquisition and exploration of mineral properties in Mexico. The majority of the Company's non-current assets are located in Mexico.

Geographic information is as follows:

	July 31	July 31
	2014	2013
	$	$
Canada:
Equipment	19,130	30,096
Mexico:
Equipment	118,497	174,357
Exploration advances	103,596	165,783
Exploration and evaluation assets	47,785,339	39,027,279
	48,007,432	39,367,419
	48,026,562	39,397,515

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended July 31, 2014 were incurred as follows:

a)	$275,895 of exploration and evaluation assets through trade payables.
b)	$47,116 of depreciation recorded as exploration and evaluation assets.

The significant non-cash transactions for fiscal year ended July 31, 2013 were incurred as follows:

a)	$754,881 of exploration and evaluation assets through trade payables.
b)	$40,410 of depreciation recorded as exploration and evaluation assets.

As at July 31, 2014, cash and cash equivalents consists of cash of $158,780 (July 31, 2013 - $238,163) and cash equivalents of $5,277,631 (July 31, 2013 - $16,567,196).

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

14.	COMMITMENTS

On August 27, 2012, the Company entered into a sublease agreement for its head office. The term of the lease is from October 1, 2012 to August 30, 2017. The Company will pay an annual basic rent of $74,448 plus applicable taxes and will be responsible for paying its proportionate share of building property taxes and other operating expenses. The commitment as at July 31, 2014 is $229,548 plus applicable taxes ($74,448 in each of fiscal years ended July 31, 2015, 2016 and 2017, and $6,204 in fiscal year ended July 31, 2018).

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

Years ended July 31	2014	2013
Loss for the year	$(2,206,362)	$(1,441,850)
Expected income tax (recovery)	(574,000)	(360,000)
Change in statutory, foreign tax, foreign exchange rates and other	188,000	485,000
Permanent difference	(701,000)	79,000
Impact on initial recognition of mining royalty tax	3,191,446	-
Adjustment to prior years’ provision versus statutory tax returns	(552,000)	-
Change in unrecognized deductible temporary differences	1,639,000	(204,000)
Total income tax expense (recovery)	$3,191,446	$-

The Mexican government recently enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IAS-12 for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $3,191,446 in respect of this royalty:

Years ended July 31	2014	2013
Deferred tax liabilities:
Exploration and evaluation assets	$3,191,446	$-

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended July 31, 2014 and 2013
(Expressed in Canadian dollars, except explicitly stated otherwise)

15.	INCOME TAXES (cont’d...)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2014	Expiry date range	2013	Expiry date range
Temporary Differences:
Exploration and evaluation assets	$331,000	No expiry date	$331,000	No expiry date
Property and equipment	26,000	No expiry date	17,000	No expiry date
Share issue costs	799,000	2034 to 2035	1,391,000	2033 to 2035
Non-capital losses available for future periods	6,777,000	2014 to 2034	3,596,000	2014 to 2033

Tax attributes are subject to review and potential adjustment by tax authorities.

16.	SUBSEQUENT EVENT

Subsequently to the year ended July 31, 2014, the Company received cash proceeds of $531,000 on the exercise of 1,800,000 stock options.

* * * * *

APPENDIX M
FINANCIAL STATEMENTS OF NEWSTRIKE FOR
THE THREE MONTH PERIOD ENDED OCTOBER 31, 2014

Condensed Consolidated Interim Financial Statements

(Unaudited - Expressed in Canadian Dollars)

Three months ended:

October 31, 2014 and 2013

Index

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Loss and Comprehensive Loss

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Changes in Equity

Notes to the Condensed Consolidated Interim Financial Statements

Suite 950 – 1199 West Hastings Street, Vancouver, BC V6E 3T5, Canada.

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited, prepared by management)
(Expressed in Canadian dollars, unless explicitly stated otherwise)

	Note	As at:	October 31	July 31
			2014	2014
			(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents			$3,654,814	$5,436,411
Trade and other receivables	4		138,690	18,704
Prepaid expenses and deposits			23,009	14,939
			3,816,513	5,470,054
Long-term receivables	4		4,181,065	3,982,086
Long-term deposits			19,015	19,015
Equipment	5		123,046	137,627
Exploration advances	6		105,309	103,596
Exploration and evaluation assets	6		49,524,492	47,785,339
			$57,769,440	$57,497,717

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade and other payables	7		$824,602	$774,640

Deferred income tax	15		3,191,446	3,191,446
			4,016,048	3,966,086
Equity
Capital stock	8		66,280,640	65,354,492
Share-based payment reserve	8		4,752,378	5,045,660
Deficit			(17,279,626)	(16,868,521)
			53,753,392	53,531,631
			$57,769,440	$57,497,717

Nature and continuance of operations	1
Commitments	14

On behalf of the Board:	"Richard Whittall"	"Robert Withers"
	Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited, prepared by management)
(Expressed in Canadian dollars, unless explicitly stated otherwise)

	Note		Three months ended
				October 31
			2014	2013
Operating expenses
Accounting, audit and legal fees			$42,566	$16,701
Consulting fees			-	30,000
Depreciation			4,911	5,680
Foreign exchange (gain) loss			(148,589)	26,379
Management fees	9		112,500	120,500
Office and administration			197,546	143,236
Regulatory and transfer agent fees			1,727	1,067
Shareholder communications			78,730	250,394
Share-based payments	8(c)		101,866	227,386
GST allowance	7		28,636	10,637
Total operating expenses			(419,893)	(831,980)

Interest income			8,788	65,804

Net loss for the period			(411,105)	(766,176)

Total loss and comprehensive loss for the period			$(411,105)	$(766,176)
		$
Basic and diluted loss per share			(0.00)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted			115,420,045	114,931,458

The accompanying notes are an integral part of these interim consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited, prepared by management)
(Expressed in Canadian dollars, unless explicitly stated otherwise)

		Capital Stock
		Amount of		Share-based
	Note	shares	Value	payment reserve	Deficit	Total
		#	$	$	$	$
Balance, July 31, 2013		114,931,458	65,354,492	4,354,692	(11,470,713)	58,238,471
Share-based payments	8(c)	-	-	227,386	-	227,386
Loss for the period		-	-	-	(766,176)	(766,176)
Balance, October 31, 2013		114,931,458	65,354,492	4,582,078	(12,236,889)	57,699,681
Share-based payments	8(c)	-	-	463,582	-	463,582
Loss for the period		-	-	-	(4,631,632)	(4,631,632)
Balance, July 31, 2014		114,931,458	65,354,492	5,045,660	(16,868,521)	53,531,631
Exercise of stock options	8(c)	1,800,000	926,148	(395,148)	-	531,000
Share-based payments	8(c)	-	-	101,866	-	101,866
Loss for the period		-	-		(411,105)	(411,105)
Balance, October 31, 2014		116,731,458	66,280,640	4,752,378	(17,279,626)	53,753,392

The accompanying notes are an integral part of these interim consolidated financial statements

NEWSTRIKE CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, prepared by management)
(Expressed in Canadian dollars, unless explicitly stated otherwise)

		Three months ended
	Note	October 31
		2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(411,105)	$(766,176)

Items not affecting cash:
Depreciation		4,911	5,680
Share-based payments		101,866	227,386

Changes in non-cash working capital items:
Increase in trade and other receivables		(318,966)	(393,024)
Decrease (increase) in prepaid expenses and deposits		(8,070)	16,235
Increase (decrease) in trade and other payables	13	165,231	24,321

Net cash used in operating activities		(466,133)	(885,578)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options		531,000	-

Net cash provided by financing activities		531,000	-

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in exploration and evaluation assets		(1,843,156)	(2,888,852)
Exploration advances decrease (increase)		(1,713)	12,651
Acquisition of equipment		(1,595)	(1,979)

Net cash used in investing activities		(1,846,464)	(2,878,180)

Change in cash and cash equivalents during the period		(1,781,597)	(3,763,758)

Cash and cash equivalents, beginning of the period		5,436,411	16,805,359

Cash and cash equivalents, end of the period		$3,654,814	$13,041,601

Supplemental disclosure with respect to cash flows	13

The accompanying notes are an integral part of these interim consolidated financial statements

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Newstrike Capital Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on November 7, 2000, and continued into British Columbia under the B.C. Business Corporations Act in 2006 and is in the business of acquiring and exploring mineral property interests in Mexico. To date, the Company has not generated any significant revenues from operations and is considered to be an exploration stage company.

The Company’s shares trade on the TSX Venture Exchange (“TSX-V”) as a Tier 2 issuer under trading symbol NES.

The Company has its head office at Suite 950 – 1199 West Hastings Street, Vancouver, BC, V6E 3T5, Canada, and its registered records office at Suite 2600 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada.

These consolidated interim financial statements have been prepared on the basis that they are applicable to a going concern which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of losses and no current source of revenue. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. The Company believes it currently has adequate financial resources to continue operations as currently planned through the next fiscal year. These interim consolidated financial statements do not include adjustments to amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. In budgeting its exploration programs and general expenses, management monitors changes in market conditions and adjusts its cash flow accordingly.

	Oct-14	July 31
	2014	2014
Deficit	$(17,279,626)	$(16,868,521)
Working capital	$2,991,911	$4,695,414

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended July 31, 2014.

These condensed consolidated interim financial statements were approved by the Board of Directors for issue on December 18, 2014.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

2.	BASIS OF PRESENTATION (cont’d...)

b)	Significant accounting judgements and estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended July 31, 2014.

c)	New and revised standards and interpretations not yet adopted

At the date of authorization of these condensed consolidated interim financial statements, a number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended October 31, 2014, and have not been applied in preparing these consolidated financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below:

i)

IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10, Consolidated Financial Statements, but retains the current guidance for separate financial statements. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

ii)

IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10, Consolidated Financial Statements, and IFRS 11, Joint Arrangements. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

iii)	IFRS 9, Financial Instruments (New to replace IAS 39)

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and has a tentative effective date for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair-value-through-profit-or-loss, financial guarantees and certain other exceptions.
The Company has not yet evaluated the impact the final standard is expected to have on its consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous financial year.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

4.	TRADE AND OTHER RECEIVABLES

Trade and other receivables include:

	October 31, 2014	July 31, 2014
Office rent recovery	$5,793	$5,804
Other	132,897	12,900
	$138,690	$18,704

Long-term receivables include:

	October 31, 2014	July 31, 2014
Mexican value added tax (IVA)	$4,181,065	$3,982,086

Due to an administrative slowdown in the processing of IVA refunds, the Company has classified its IVA receivable as non-current. The Company is actively following up with the Mexican tax authorities to address the pending issues and bring the process to conclusion.

5.	EQUIPMENT

		Computer	Furniture and	Leasehold	Field
	Vehicles	equipment	office equipment improvements		tools	Total
	$	$	$	$	$	$
Cost
Balance, July 31, 2013	82,576	162,695	68,079	24,663	7,316	345,329
Additions	-	396	1,583	-	-	1,979
Balance, October 31, 2013	82,576	163,091	69,662	24,663	7,316	347,308
Additions	-	-	1,479	-	-	1,479
Balance, July 31, 2014	82,576	163,091	71,141	24,663	7,316	348,787
Additions	-	1,595	-	-	-	1,595
Balance, October 31, 2014	82,576	164,686	71,141	24,663	7,316	350,382
Accumulated depreciation
Balance, July 31, 2013	48,623	75,516	11,099	4,933	705	140,876
Depreciation	3,074	12,183	2,258	25	92	17,632
Balance, October 31, 2013	51,697	87,699	13,357	4,958	797	158,508
Depreciation	9,222	32,665	6,801	3,690	274	52,652
Balance, July 31, 2014	60,919	120,364	20,158	8,648	1,071	211,160
Depreciation	3,074	9,905	1,862	1,243	92	16,176
Balance, October 31, 2014	63,993	130,269	22,020	9,891	1,163	227,336
Carrying amounts
As at July 31, 2013	33,953	87,179	56,980	19,730	6,611	204,453
As at October 31, 2013	30,879	75,392	56,305	19,705	6,519	188,800
As at July 31, 2014	21,657	42,727	50,983	16,015	6,245	137,627
As at October 31, 2014	18,583	34,417	49,121	14,772	6,153	123,046

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

6.	EXPLORATION AND EVALUATION ASSETS

The Company holds title to certain exploration and evaluation assets in Mexico. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge; title to all of its properties is in good standing. Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many exploration and evaluation assets. Related expenditures are as follows:

	Guerrero State			Oaxaca State
	Ana	Aurea	Aurea	Taviche
Year ended July 31, 2014	Paula	Norte	Sur	District	Total
Project acquisition:
Balance, July 31, 2013	$3,048,920	$5,380,031	$3,028,752	$181,153	$11,638,856
Additions	440,866	410,861	200,057	79,572	1,131,356
Balance, July 31, 2014	3,489,786	5,790,892	3,228,809	260,725	12,770,212
Project exploration:
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Additions:
Infrastructure	521,375	579,467	38,841	254,291	1,393,974
Exploration management (Note 9)	118,800	39,600	29,700	9,900	198,000
Drilling	955,829	1,067,599	-	-	2,023,428
Remuneration	818,647	856,834	3,741	222,764	1,901,986
Laboratory analyses	557,687	629,682	1,982	27,156	1,216,507
Engineering (Note 9)	823,842	-	-	20,238	844,080
Other	5,733	12,899	5,733	24,364	48,729
	3,801,913	3,186,081	79,997	558,713	7,626,704
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Total	$29,656,866	$11,809,645	$3,615,021	$2,703,807	$47,785,339

	Ana	Aurea	Aurea	Taviche
Three months ended October 31, 2014	Paula	Norte	Sur	District	Total
Project acquisition:
Balance, July 31, 2014	$3,489,786	$5,790,892	$3,228,809	$260,725	$12,770,212
Additions	-	262,713	46,710	39,619	349,042
Balance, Octpber 31, 2014	3,489,786	6,053,605	3,275,519	300,344	13,119,254

Project exploration:
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Additions:
Infrastructure	89,105	172,462	15,547	171,030	448,144
Exploration management (Note 9)	29,700	9,900	7,425	2,475	49,500
Drilling	-	41,395	-	-	41,395
Remuneration	54,136	81,010	728	346,895	482,769
Laboratory analyses	9,841	51,443	-	32,902	94,186
Surveying works & geological studies	-	20,871	-	14,821	35,692
Engineering (Note 9)	190,032	-	-	30,328	220,360
Other	1,600	3,318	1,036	12,111	18,065
	374,414	380,399	24,736	610,562	1,390,111
Balance, October 31, 2014	26,541,494	6,399,152	410,948	3,053,644	36,405,238
Total	$30,031,280	$12,452,757	$3,686,467	$3,353,988	$49,524,492

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

In addition, the Company has advances of $105,309 (July 31, 2014 - $103,596) to an exploration contractor for future work.

The Guerrero State group of properties includes 14 exploration claims located in central Guerrero State, Mexico. Eight of the claims are for the Aurea Norte group, two are for the Aurea Sur group, and four for the Ana Paula project. Of the 14 claims integrating the Aurea Norte and Aurea Sur groups, the original vendors of 10 of those claims retained a 2.5% Net Smelter Royalty (“NSR”). Approximately S of this royalty is held by a director of the Company.

The original owners of the Ana Paula project retained a 3% NSR. The Company will have the right, upon completion of a feasibility study as defined by National Instrument 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6,000,000.

During the fiscal year ended July 31, 2012 the Company entered into a purchase option agreement for the acquisition of certain privately held land parcels. The Company can acquire 100% interest over 3 years by making staged payments totaling 13,101,867 Mexican Pesos. As of October 31, 2014, an amount of 11,464,133 Mexican Pesos ($956,103) (to July 31, 2014 – 11,464,133 Mexican Pesos ($956,103)) has been paid.

The Oaxaca State group includes one exploration claim located in the Taviche District of the state of Oaxaca, Mexico.

7.	TRADE AND OTHER PAYABLES

Trade and other payables include:

	October 31, 2014	July 31, 2014
Trade payables Canada	$267,321	$37,752
Trade payables Mexico	173,022	282,065
Accrued liabilities	121,630	203,462
GST provision *	262,629	251,361
	$824,602	$774,640

*

On December 1, 2014, the Company received new re-assessment notices from the Canada Revenue Agency (“CRA”) corresponding to GST filings starting on February 1, 2011, disallowing all input tax credit refunds claimed since that date, including $251,361 of GST/HST refunds already received by the Company. The Company disagrees with CRA’s position and is vigorously defending its claim to these refunds. Due to the uncertainty around CRA’s decisions as well as the length of time necessary to obtain a resolution of this issue, the Company has taken a full allowance against the receivable. The amount allowed for the three months ended October 31, 2014 was $28,636 (2013 - $10,637). The Company has also taken a full provision related to the re- assessments, amounting to $262,629 as at October 31, 2014.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

8.	EQUITY

Authorized share capital is as follows:

•	Unlimited common shares without par value
•	Unlimited preference shares without par value

Issued and outstanding:

a)	Common shares

The number of common shares issued and outstanding is 116,731,458 (July 31, 2014 – 114,931,458) valued at $66,280,640 (July 31, 2014 - $65,354,492).

b)	Warrants

There were no warrants outstanding as at October 31, 2014 or July 31, 2014.

c)	Stock options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is set at the closing price of the Company’s common shares on the date of grant. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

	Number of options	Weighted average
		exercise price
	#	$
Balance, July 31, 2013 and October 31, 2013	8,075,000	0.90
Granted	350,000	0.86
Balance, July 31, 2014	8,425,000	0.90
Exercised	(1,800,000)	0.30

Balance, October 31, 2014	6,625,000	1.06
Exercisable, October 31, 2014	5,365,000	1.14

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

8.	EQUITY (cont’d…)

c)	Stock options (cont’d…)

The following stock options were outstanding and exercisable at October 31, 2014:

Outstanding	Exercisable	Exercise	Expiry
(#)	(#)	Price ($)	Date
1,580,000	1,580,000	0.53	October 8, 2015
715,000	715,000	0.58	November 29, 2020
350,000	350,000	1.35	March 23, 2021
1,140,000	1,140,000	2.80	August 10, 2021
40,000	40,000	2.82	November 25, 2016
2,450,000	1,470,000	0.70	June 27, 2020
350,000	70,000	0.86	May 20, 2021
6,625,000	5,365,000

During the year ended July 31, 2014, the Company granted 350,000 (2013 – 2,450,000) stock options with a fair value of $182,395 (2013 - $1,084,137) which is being recognized over the vesting period of the options. The weighted average fair value of these stock options was $0.52 (2013 - $0.44) per option. During the three months ended October 31, 2014 the Company granted no options (2013 – nil), no options expired or forfeited, and the Company recognized share-based payments amount of $101,866 (2013 - $227,386).

9.	RELATED PARTY TRANSACTIONS AND PAYMENTS TO KEY MANAGEMENT PERSONNEL

Payments to key management personnel during the three months ended October 31, 2014 and 2013 are as follows:

	Three months ended October 31
	2014	2013
Management fees paid to officers, or to companies controlled by officers	$112,500	$120,500
Exploration management and engineering fees paid to two officers	$105,750	$103,333
Share-based payments:
Share-based payments recognized during the period	$28,352	$101,164

The Company has agreements with officers or companies controlled by officers of the Company which contain provisions for severance payments of $126,000, $240,000, $198,000 and US$225,000 if a change of control of the Company occurs or if dismissed without cause.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

9.	RELATED PARTY TRANSACTIONS AND PAYMENTS TO KEY MANAGEMENT PERSONNEL

(cont’d…)

Transactions with related parties other than key management personnel entered into during the three months ended October 31, 2014 and 2013 are as follows:

	Three months ended October 31
	2014	2013
Directors' fees (included in office and administration expenses)	$29,000	$24,500
Share-based payments to non-management directors:
Share-based payments recognized during the year	$64,150	$92,812

Included in trade and other payables as at October 31, 2014 is $87,262 (July 31, 2014 - $157,754) due to certain related parties described above.

10.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives when managing capital are to provide returns for shareholders, and comply with any externally imposed capital requirements while safeguarding the Company’s ability to continue as a going concern.

The Company’s exploration and evaluation assets are in the exploration stage, and as such, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance its operations.

In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. To effectively manage the Company’s capital requirements, the Company’s management has in place a planning and budgeting process.

The Company is not subject to any externally imposed capital requirements.

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, deposits, long-term receivables, and trade and other payables. The carrying value of trade and other receivables, deposits and trade and other payables approximates their fair values due to their immediate or relative short-term maturity. Cash and cash equivalents are measured at fair value using level 1 inputs. The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

11.	FINANCIAL INSTRUMENTS (cont’d…)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent that its exploration and evaluation assets are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos or US dollars. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

As at October 31, 2014, all of the Company’s cash and cash equivalents was held in Canadian dollars or Mexican pesos; however, the Company mitigates exposure to currency fluctuations by keeping its funds in Canadian dollars and only supplying cash needs of its Mexican subsidiary on a monthly basis. The Company is affected by changes in foreign exchange rates of Mexican pesos relative to Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in Mexico in the following Canadian dollar equivalents:

	October 31, 2014	July 31, 2014
	2014	2014
	$	$
Assets:
Cash and cash equivalents	12,022	45,193
Receivables	4,194,531	3,994,986

Liabilities:
Trade and other payables	173,023	282,065
	4,379,576	4,322,244
% change in currency	10%	10%
Risk on above currency fluctuation:	437,958	432,224

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and receivables. Cash and cash equivalents are held in large financial institutions in instruments such as term deposits and is considered to have low credit risk. Receivables consist of goods and services tax due from the Federal Government of Canada, and Mexican value added tax (IVA) due from the Government of Mexico.

The Company is currently in a dispute with CRA over its entitlement to goods and services tax refunds. As discussed in Note 4, the Company has provided an allowance against these receivable until this dispute is resolved. The Company has been receiving its Mexican IVA refunds although the timing can be unpredictable.

Interest rate risk

The Company limits its exposure to interest rate risk by holding liquid cash equivalents at major Canadian financial institutions and accordingly is not subject to significant interest rate risk.

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

11.	FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.

As at October 31, 2014, the Company had cash and cash equivalents of $3,654,814 (July 31, 2014 - $5,436,411) to settle current payables of $813,334 (July 31, 2014 - $774,640).

Market risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of commodities. The Company is exposed to market risks should the fair value of future cash flows from financial instruments fluctuate.

12.	SEGMENTED INFORMATION

The Company currently operates in one reportable business segment, being the acquisition and exploration of mineral properties in Mexico. The majority of the Company's non-current assets are located in Mexico. Geographic information is as follows:

		October 31, 2014		July 31,
		2014		2014
	$		$
Canada:
Equipment		18,783		19,130
Mexico:
Equipment		104,263		118,497
Exploration advances		105,309		103,596
Exploration and evaluation assets		49,524,492		47,785,339
		49,734,064		48,007,432
		49,752,847		48,026,562

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended October 31, 2014 were incurred as follows:

a)	$160,627 of exploration and evaluation assets through trade payables.

b)	$11,265 of depreciation recorded as exploration and evaluation assets.

The significant non-cash transactions for fiscal year ended July 31, 2014 were incurred as follows:

a)	$275,895 of exploration and evaluation assets through trade payables.

b)	$47,116 of depreciation recorded as exploration and evaluation assets.

As at October 31, 2014, cash and cash equivalents consists of cash of $402,331 (July 31, 2014 - $158,780) and cash equivalents of $3,252,482 (July 31, 2014 - $5,277,631)

NEWSTRIKE CAPITAL INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended October 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars, unless explicitly stated otherwise)

14.	COMMITMENTS

On August 27, 2012, the Company entered into a sublease agreement for its head office. The term of the lease is from October 1, 2012 to August 30, 2017. The Company will pay an annual basic rent of $74,448 plus applicable taxes and will be responsible for paying its proportionate share of building property taxes and other operating expenses. The commitment as at October 31, 2014 is $210,936 plus applicable taxes ($55,836 for the remainder of fiscal year ended July 31, 2015 and $74,448 each of fiscal years ended July 31, 2016 and 2017, and $6,204 in fiscal year ended July 31, 2018).

15.	DEFERRED INCOME TAX

The Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IAS-12 for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises; exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $3,191,446 in respect of this royalty.

* * * * *

APPENDIX N
MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEWSTRIKE
FOR THE YEAR ENDED JULY 31, 2014

Management Discussion & Analysis

(MD&A)

For the year ended July 31, 2014

MD&A Dated November 3, 2014

N-1

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

MD&A for the year ended July 31, 2014 and to the date of this report.

1.	Date of this Report

This management discussion and analysis, made as of November 3, 2014, is integral to, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended July 31, 2014 and the related notes (the “Financial Statements”). These documents, and additional information relating to the Company, are available for viewing at www.sedar.com under the Company’s profile.

2.	Description of Business

General

Newstrike Capital Inc. (“Newstrike” or the “Company”) was incorporated under the Business Corporations Act (Alberta) in November, 2000, and continued to British Columbia under the B.C. Business Corporations Act in 2006.

In 2008, the Company acquired 100% of the issued and outstanding capital stock of Aurea Mining Inc. Newstrike, through its subsidiary, Minera Aurea, S.A. de C.V., has certain exploration properties in Mexico. The Company is an exploration-stage company in the business of acquiring, exploring, evaluating and developing mineral property concessions in Mexico.

The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada. The Company is listed on the TSX Venture Exchange as a Tier 2 mining issuer, with trading symbol “NES”.

All amounts in Sections 3 and 4 of this document are stated in US Dollars, while amounts in Sections 5 and beyond are expressed in Canadian dollars.

3.	Preliminary Economic Assessment

On September 15, 2014 the Company announced the results of an independent technical report developed in accordance with CIM guidelines for a National Instrument 43-101 Preliminary Economic Assessment (“PEA”) on its Ana Paula Project (“Ana Paula” or the “Project”) located in the Guerrero Gold Belt, Mexico. A subsequent announcement was made on October 30, 2014, together with the publication of the PEA.

For full information please refer to the Company’s above-mentioned. The full report is also available on the SEDAR website at www.sedar.com, or on the Company’s website at www.newstrikecapital.com.

This study indicates that Ana Paula is a robust, high margin, rapid payback, 8.2-year open pit mining project that benefits from high gold grades and a low strip ratio. The Ana Paula project has excellent access to infrastructure and is located in an established mining jurisdiction.

The PEA study was prepared by JDS Energy & Mining Inc., under the direction of Thomas H. Bagan, Vice President, Project Development (Newstrike).

The reader is advised that the preliminary economic assessment summarized in this document is only intended to provide an initial, high-level review of the project. The PEA mine plan and economic model include the use of inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized.

All dollar amounts in the PEA are stated in US currency.

N-2

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

PEA HIGHLIGHTS

Base Case at $1,300 gold (“Au”) & $20 silver (“Ag”) per ounce

º	Pre-tax NPV@5% of $405.3 million, IRR of 47.5% with a 2.0 year payback
º	After-tax NPV@5% of $232.1million, IRR of 32.8% with a 2.4 year payback
º	Initial capital costs of $163.9 million; (Total life-of mine (“LOM”) - $219.7 including sustaining and closure costs of $55.8 million and contingency costs of $36.2 million)
º	Open pit mine with 6,000 tonne per day (“tpd”) gravity/flotation/CIL process plant
º	Cash costs of $527/ oz gold, $486/oz gold Net of By-Product credits
º	All-in sustaining costs (“AISC”) of $567/oz gold, $526/oz gold Net of By-Product credits
º	Average annual production of 116,000 gold ounces and 239,000 silver ounces over a 8.2 year mine life
º	LOM average head grades of 2.24 g/t gold and 6.89 g/t silver
º	LOM gold and silver recoveries of 75% and 50%, respectively
º	LOM strip ratio of 2.60 to 1 of waste to mineralized material

In management’s view, the economics concluded by the PEA provide a strong incentive for continued geotechnical, metallurgical and engineering studies. Newstrike believes there are excellent opportunities to refine various project elements and improve the economics through gold recovery optimization.

PEA SUMMARY OF RESULTS

Mine Life	Years	8.2
Total Resource	M tonnes	17.8
Total Waste	M tonnes	33.6
Total Capitalized Waste	M tonnes	12.5
Total Mined	M tonnes	63.9

Strip Ratio	w:mr	2.60
Mining Rate	tpd	23,385
Plant Throughput	tpd	6,000

Average Head Grades
Au	g/t	2.24
Ag	g/t	6.89

Payable Metal
Au	LOM k oz	957
	k oz/yr	116
Ag	LOM k oz	1,961
	k oz/yr	239

N-3

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

SUMMARY OF ECONOMICS AT BASE CASE US$1,300/Oz GOLD

LOM Pre-Tax Cash Flow	US $M	$742.6
Avg Pre-Tax Cash Flow per Year	US $M	$90.4
Taxes	US $M	$223.6
LOM After-Tax Cash Flow	US $M	$519.0
Avg After-Tax Cash Flow per Year	US $M	$63.2

Discount Rate	5%
Pre-Tax NPV (US$M)	$405.3
Pre-Tax IRR	47.5%
Pre-Tax Payback (Yrs)	2.0
After-Tax NPV (US$M)	232.1
After-Tax IRR	32.8%
After-Tax Payback (Yrs)	2.4

Au Cash Cost (US $/oz)	$527.26
Au Cash Cost Net of By-Products (US $/oz)	$486.29
Au Cash Cost incl. Sustaining Capital (US $/oz)	$566.93
Au Cash Cost Net of By-Products incl. Sustaining Capital (US $/oz)	$525.97

CAPITAL AND OPERATING COSTS SUMMARY

	Pre-	Sustaining/Closure	LOM
Capital Costs	Production
	($M)	($M)	($M)
Capitalized Stripping	16.7	13.4	30.2
Contractor Mob/Demob	0.4	0.4	0.8
Process Plant	45.7	2.8	48.5
General Site & Utilities	5.1	0	5.1
Laboratory	1.5	0	1.5
Construction Camp	0.6	0	0.6
Camp Site (Operations)	1.5	0.3	1.8
Administration Facilities	1.1	0.2	1.3
Tailings Facility	13	14.8	27.8
Electrical Supply & Distribution	4.6	0.2	4.8
Water Supply & Distribution	1.8	0	1.8
Royalty Purchase	2.8	0	2.8
Reclamation/Closure	0	14.4	14.4
Indirects	22.4	0	22.4

N-4

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

	Pre-
Capital Costs	Production	Sustaining/Closure	LOM
	($M)	($M)	($M)
EPCM	15.4	0	15.4
Owners Costs	4.4	0	4.4
Subtotal	137.1	46.5	183.6
Contingency (20%)	26.9	9.3	36.2
Total Capital Costs	164.0	55.8	219.8

Operating Costs			LOM Total
Resource & Waste Mined for OPEX		tonnes	51.4M
Pre-Stripping and Capitalized Waste		tonnes	12.5M
Resource Processed		tonnes	17.8M
Mining‡	US$/t processed	$6.58	$116.7M
Resource Re-handle*	US$/t processed	$0.12	$2.1M
Processing	US$/t processed	$17.75	$315.0M
G&A	US$/t processed	$2.49	$44.2M
Total Operating Costs	US$/t processed	$26.94	$478.0M

‡Mining Cost is based on $2.30/t mined
*Re-handle Cost is based on $0.50/t re-handled

SENSITIVITIES

Gold Price US$/oz	$1,000	$1,100	$1,200	$1,300	$1,400	$1,500
Pre-Tax NPV 5% US$	186.7	259.6	332.4	405.3	478.2	551.1
After-Tax NPV 5%US$	91.5	138.4	185.2	232.1	278.9	325.8
Pre-Tax IRR	27.8%	34.8%	41.4%	47.5%	53.3%	58.8%
After-Tax IRR	17.6%	23.1%	28.1%	32.8%	37.2%	41.4%
Pre-Tax Payback Yrs	2.6	2.4	2.1	2.0	1.8	1.6
After-Tax Payback Yrs	3.3	2.9	2.6	2.4	2.2	2.1

N-5

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

PROJECT DESCRIPTION

The Ana Paula Project is located in the Guerrero Gold Belt in the State of Guerrero, Mexico, roughly half way between the cities of Mexico City and Acapulco. Mexico is a favourable jurisdiction for mining investment with clearly established mining law and regulatory due process as demonstrated by the existence of operating gold mines such as Goldcorp’s Los Filos, located in close proximity to Ana Paula. Furthermore, Torex Gold’s El Limon/Guajes Mine is currently under construction immediately across the Balsas River from the Project. Ana Paula is close to all necessary infrastructure including water, road, power, and people.

PREPARATION OF PEA

The PEA was independently prepared by JDS Energy & Mining Inc. (“JDS”) of Tucson, Arizona. A technical report following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 was filed on October 30, 2014, and is available on SEDAR and on the Company’s website.

The PEA is based on a mineral resource estimate prepared by Independent Mining Consultants, Inc., Tucson Arizona, USA. This mineral resource estimate has been developed under the direction of Mr. H. E. Welhener. The resource is based on 223 diamond core drill holes aggregating 108,832 metres and containing 77,183 assay intervals, of which effectively all are assayed for gold and silver. The mineral resource estimate has an effective date of August 8th, 2014.

The tonnage and grades of the Ana Paula mineral resource* at a 0.46 g/t AuEq cutoff are shown in the table below:

Category					Contained Ounces
	k tonnes	AuEq, g/t	Au, g/t	Ag, g/t	Gold	Silver
Measured	22,767	1.661	1.608	4.90	1,176,748	3,587,101
Indicated	18,243	1.229	1.163	5.95	682,243	3,488,565
Sum M&I	41,010	1.469	1.410	5.37	1,858,991	7,075,666

Inferred	1,904	1.233	1.113	10.85	68,145	664,484

*The resources are classified according to their proximity to sample locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Notes and assumptions:
1. Mineral Resources are not Mineral Reserves until they have demonstrated economic viability
2. Mineral Resources are reported as undiluted
3. Mineral Resources were developed in accordance with CIM (2010) guidelines
4. Mineral Resources are reported using a long-term gold price of $1,450/oz and silver price of $23/oz
5. Mining costs used are estimated at $1.85/ton plus $0.02/bench below 900m elevation
6. Processing costs +general and administrative expenses are estimated at $17.25 per tonne
7. Gold recoveries are estimated at 80%
8. Silver recoveries are estimated at 55%. A silver divisor of 91.7 was used to calculate equivalent gold. (Silver is assumed to be recovered along with gold during processing.)
10. Pit slope angles are 55 degrees east-facing, 45 degrees west-facing
11. 12. Resource QP is H. E. Welhener of IMC
13. M&I = measured and indicated, Mt = million tonnes, g/t = grams per tonne, Moz = million ounces, Au = gold, Ag = silver, AuEq = gold equivalent
14. There can be no assurance that all or any part of this resource will be converted into a mineral reserve

N-6

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

PROJECT DEVELOPMENT PLAN

The proposed project concept is to develop a green-fields gold-silver deposit with open pit mining and a gravity/flotation/CIL process plant with a production rate assumed of 6,000 tonnes per day. The PEA forecasts an 8.2 year mine life and a LOM strip ratio (the ratio of waste rock to economic mineralized rock) of 2.60 to 1. A total of 17.8 million tonnes of mineralized resource could be mined and processed with 33.6 million tons of waste and 12.5 million tonnes of capitalized waste. Some of the waste rock would be stockpiled and an undetermined portion may be reclassified as a resource at a later date should metallurgical testwork support economic viability. Throughout the life-of-mine, an estimated 957,000 ounces of payable gold and 2.0 million ounces of payable silver would be produced at an average head grade of 2.24 g/t gold and 6.89g/t silver.

METALLURGY AND PROCESSING

A metallurgical testwork program for the PEA was carried out on samples of composited drill core selected to represent the first four years of feed to the process plant. The composites were made from six rock types and subjected to direct cyanidation testing, flotation and gravity concentration followed by cyanidation, coarse particle leaching, and mineralogical deportment. The composite responded positively to both direct cyanidation and flotation concentration followed by cyanidation. Testwork was conducted by ALS Metallurgy in Kamloops BC and reported January 31st, 2014.

The flowsheet selected for Ana Paula consists of a tertiary crushing system, followed by ball mill grinding and gravity recovery, flotation, disposal of flotation tails, leaching of a combined gravity and flotation concentrate, and recovery of precious metals by the carbon-in-leach method. This flowsheet is commonly used throughout the world.

ENVIRONMENT, PERMITTING AND CORPORATE SOCIAL RESPONSIBILITY

The project area is not within a known environmental protection area. Formal environmental baseline studies have not been initiated but will be required to obtain the environmental permits for future mining operations. Communication with the local community, private land owners and the “Ejido” (cooperative land tenure system) was initiated as part of the exploration program.

PEA CONTRIBUTORS

Qualified Persons and QA/QC

The technical information in the PEA and subsequent news release was prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 (“NI 43-101) and reviewed by Mr. Thomas H. Bagan, a Qualified Person. The field programs and selection of the metallurgical samples from Ana Paula were carried out under the supervision of Dr. Craig Gibson, PhD, CPG, and a Qualified Person under NI 43-101.

The PEA was conducted under the overall direction of Mr. Michel Creek, of JDS Energy and Mining, Inc. of Tucson Arizona. Mr Creek is a JDS Project Manager and an independent “Qualified Person” under NI 43-101 who has verified the technical and scientific information and prepared the economic analysis included. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Project.

Under Mr. Creek’s review, the following Qualified Persons contributed to their respective sections:

Kelly McLeod	P.Eng, JDS – Mineral Processing and Recovery Methods
Tony Loschiavo	P. Eng, Associate, JDS – Mine Design
Dawn Garcia	CPG, JDS – Environmental Studies, Permitting, & Social
Robert Matter	P.E., JDS – Infrastructure and Tailings
Herb Welhener	SME, IMC Inc. – Mineral resource estimate and data verification
Craig Gibson	P.Geo, PhD – Prodemin, SA de CV – Geology, project description, drilling, etc.

N-7

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

4.	Other Developments

Significant developments are reported for the year starting August 1st, 2013 and ending July 31st, 2014, and include subsequent developments up to the date of this report. During this period from all projects a total of 16,962.55 metres of diamond core drilling was completed and results from 48,141 samples were received from geochemical analysis, including outcrop chip samples, soil and stream samples, drill core, density, metallurgical and QAQC sample programs. All in average drill costs for the 2013 and 2014 drill programs is CAD$183/metre, including $133/m direct drilling, $25/m assay cost and $14/m road building cost On May 31st, 2013, a 250 square kilometre airborne ZTEM geophysical survey totaling 1,298 flight line kilometres flown at a line spacing of 200m was contracted to Geotech Ltd of Aurora, Ontario. The survey covered the eastern portion of the Aurea Norte Property that surrounds the Ana Paula project and was completed on June 6, 2013. Final results were received on October 16th, 2013 and the Company began a 5,000 metre drill program, designed to assess and prioritize future exploration drilling, a selection of widely spaced ZTEM targets. Results of this program are in use for future exploration program planning.

The Company reported selected results from drill holes AP-13-162 through AP-13-215 (September 16th and October 23rd, 2013). Final results for these drill holes were reported in the annual MD&A for the fiscal year ended July 31, 2013, and published on November 12, 2013.

On November 27th, 2013 the Company announced the adoption of an Advance Notice Policy. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Policy is intended to further these objectives.

On January 30th, 2014, Mr. Patrick Piette of Minera IR joined the Newstrike team as Manager of Investor Relations. Mr. Piette is responsible for marketing and shareholder communications as well as the development and implementation of a strategic investor relations program, which includes enhancing the Company's exposure among industry stakeholders and investors across Canada. Minera IR is a Canadian full service investor relations firm specializing exclusively in the Metals and Mining industry. Under the terms of the agreement, the Company pays Minera IR a monthly fee of $5,000. Neither Minera IR nor any of its principals have an ownership interest, directly or indirectly, in Newstrike Capital Inc. end Q2 On May 20th the Company announced the appointment of Mr. Mark D. Backens to its Board of Directors. Mr. Backens has over 30 years of global mining experience including his most recent position as Director of Investment Banking - Mining for Scotia Capital. For most of his career, Mr. Backens had senior management roles with Meridian Gold, Placer Dome and Goldcorp in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from South Dakota School of Mines and is a Professional Geologist. In connection with his appointment, Mr. Backens has been granted 350,000 stock options of the Company. Each stock option is exercisable into one common share of the Company at a price of $0.86 per share for a period of seven years from this date of grant. The options will vest as to 20% on the date of grant and 20% every six months thereafter.

On June 2nd, 2014 the Company announced the results of a successful exploration program for the Ejutla property in Oaxaca State that resulted in the discovery of three significant mineralized structural corridors, each host to gold and silver bearing low sulphidation epithermal veins typical of other deposits in the region. One of the three structural corridors, “Las Casas” has an eight kilometre strike length and is up to three kilometres in width with multiple high level exposures of veins that carry significant gold and silver mineralization. The property is in the region of Fortuna Silver’s producing San José-Trinidad mine 20 kilometres to the west of Ejutla and Gold Resources’ El Águila mine 25 kilometres to the east. Mapping is ongoing to advance the other two structural corridors both of which exceed several kilometres along strike and vary from one to two kilometres in width.

N-8

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

On June 6th, 2014 the Company announced a positive column leach metallurgical result from a composite sample supporting heap leach extraction potential within the low-grade breccia zone at Ana Paula. Although sulfide mineralization at Ana Paula is not generally amenable to heap leaching, significant gold recovery at 84.1% was obtained from a representative composite sample from two drill holes, AP-11-36 and AP-13-213 selected from within the Maiden resource floating cone pit (Newstrike press release May 8, 2013). The representative composite sample was selected to test the leaching capability of the low grade breccia zone; a predominantly intrusive unit located in the southwest portion of the floating cone pit and separate from the high grade breccia zone. Composite 4 is from a sample of altered intrusion that has not been fully delineated by drilling and that displays a level of oxidation greater than compared to most of the Ana Paula deposit. The sample was prepared from 56.28 metres of drill core, weighing about 88 kilos when submitted for metallurgical testing to internationally recognized and accredited SGS Metcon/KD Engineering of Tucson, Arizona. Conclusions from this testing indicate that most of the gold was extracted in the first 10 days, and that the maximum extraction obtained was 84.1% on Composite 4. The composite sample showed the highest cyanide soluble gold content in the head assay and may be amenable to gold recovery by heap leach process. Other conclusions from this test work indicate a low sodium cyanide consumption at 0.19 kg/tonne and moderate calcium oxide (lime) consumption at 3.62 kg/tonne. Good gold and silver extraction correlations were observed between the results from the bottle roll testing and the column leach testing. Further Bond Impact Crusher Work Index and Bond Abrasion Index studies will be conducted on Composite 4.

On August 18th, 2014 the Company announced completion of an independent NI 43-101 technical report that outlines the results of a successful exploration program on its Ejutla Property (“Ejutla” or the “Property”) located in Oaxaca State, Mexico (see June 02, 2014 news release). Three significant mineralized structural corridors, each host to extensive gold and silver bearing low sulphidation epithermal veins, have been identified on the Property. The technical report titled “Geological Report and Summary of Field Examination, Ejutla Property, Municipalities of San Pedro Taviche and San Nicolas Yaxe, District of Ocotlán and Municipalities of Santa Maria Zoquitlán and San Pedro Totolapan, District of Tlacolula, Oaxaca State, Mexico” with an effective date of July 1st, 2014 was completed by Mr. Robert Lunceford, M.Sc., CPG of Reno, Nevada and is available at www.sedar.com and the Company website at www.newstrikecapital.com

Mineral properties

The Company holds title to 99,555.71 hectares (has) of mineral exploration concessions located in Guerrero State and Oaxaca State, Mexico, (Table 1). All projects are kept in good standing with tax and assessment work requirements in accordance with Mexican mining law. The Company has investigated all of its mineral properties and, to their best knowledge, title to all properties are in good standing.

N-9

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Table 1.0
Land Position (mineral claims) as of the date of this MD&A

			DATE	TITLE	EXPIRATION
PROJECT	CLAIM	HECTARES	GRANTED	NUMBER	DATE
AUREA NORTE PROJECT, GUERRERO STATE
	EL COYOTE	13,535.84	Jun-15-04	222224	Jun-14-54
	COSMOS	9,450.15	Jun-14-05	224813	Jun-13-55
	DON RICHARD	1,722.06	Jun-07-05	224743	Jun-06-55
	COYOPANCHO	5,351.62	Feb-03-05	223694	Feb-02-55
	CUETZALA	18,522.25	Jun-14-05	224814	Jun-13-55
	LA MORENITA	200.00	May-03-05	224383	May-02-55
	DON JESUS	1,518.65	Jan-17-08	231103	Jan-16-58
	ESTEFANIA	9,187.05	Jan-17-08	231104	Jan-16-58
	ESTEFANIA FRACC.I	100.00	Jan-17-08	231105	Jan-16-58
	SUB-TOTAL	59,587.62

AUREA SUR PROJECT, GUERRERO STATE
	OTTAWA	3,452.00	Mar-26-04	221781	Mar-25-54
	EL CONSORCIO	2,367.00	Jul-06-04	222399	Jul-05-54
	EL DURAZNO	13,306.60	Jun-28-05	224953	Jun-27-55
	LAS VINATAS	2,616.82	Sep-08-05	225449	Sep-07-55
	SUB-TOTAL	21,742.42

ANA PAULA PROPERTIES, GUERRERO STATE (Acquired on June 24, 2010)
	TEMBO	2243.0	Sep-30-03	220693	Sep-29-53
	APAXTLA 3	1995.00	Jul-31-02	217559	Jul-30-52
	TEMBO DOS	562.69	Sep-13-05	225486	Sep-12-55
	TEMBO TRES	2821.69	Jan-17-08	231106	Jan-16-58
	SUB-TOTAL	7,622.38

TAVICHE DISTRICT, OAXACA STATE
	EJUTLA FRACCION 2	10,603.29	Mar-07-08	231537	Mar-06-58
	SUB-TOTAL	10,603.29
TOTAL		99,555.71

Mineral Properties Update

The Company operates its land position as four projects or properties, including the Ejutla 2 property of the Taviche Mining District in Oaxaca State, the early stage Aurea Norte and Aurea Sur properties and the advanced exploration stage Ana Paula project, all located in the Guerrero Gold Belt of Guerrero State. An application to terminate the Ejutla Fracc. 1 claim was completed this period after an evaluation determined it had limited conceptual potential for mineralization. This is part of an ongoing claim reduction process in response to increased holding costs resulting from changes to Mexican’s tax and mining laws that came into effect at the end of calendar year 2012. After evaluating the GGB land holding through regional mapping and sampling programs carried our this year, the Company has opted to further reduce the Guerrero land position, eliminating only those areas showing limited or no exploration potential. These claims reductions are in progress as of the date of this report and the total hectares indicated in Table 1.0 will be reduced on completion of that process. The proposed reduction in Guerrero will be from the current total of 88,952.42 hectares to a new total of 56,534 hectares. Members of Newstrike’s management team are from the original Teck Exploration-Miranda Mining team that were responsible for pioneering exploration of the GGB and for the subsequent discovery of all of the major assets in the GGB, a track record they are continuing to build on with the addition of the Ana Paula resource. Today the GGB hosts a growing inventory in excess of 31.31 million ounces of gold and 166.57 million ounces of silver in all categories, including inferred, as detailed in Table 2.0. The company has continued active exploration and drilling on the Ana Paula, Aurea Norte and Ejutla 2 land holdings, collecting during this period and to the date of this report a total of 20,979 samples for geochemical assay and other studies and completing 16,962.55 meters of drilling along with additional engineering studies required to complete the preliminary economic assessment file announced on September 15, 2014, and October 30, 2014, and described in this report, Tables 3.0 through 5.0.

N-10

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Table 2.0
Gold and silver inventory in the GGB

Company*	Project	Category	Tonnes (M)	Au g/t	Ag g/t	Au Moz	Ag Moz
NEWSTRIKE	Ana Paula	M+I	41.0	1.41	5.37	1.86	7.08
		Inferred	1.9	1.11	10.85	0.68	0.66

Goldcorp	Los Filos	P & P	310.37	0.80	5.46	7.95	54.52
		M & I	81.26	1.07	7.59	2.79	19.82
		Inferred	191.67	0.82	5.97	5.03	36.79

Torex Gold	Limon-Guajes	P+P	48.8	2.61	4.35	4.09	6.81
		M & I	55.2	2.79	4.71	4.95	8.36
		Inferred	9.2	1.95	3.86	0.58	1.14
	Media Luna	Inferred	39.9	2.63	24.46	3.38	31.39
GGB Total		P+P and M+I	536.63			21.64	96.59
		Inferred	242.67			9.67	69.98

Table 3.0
Summary of sample results received from August 1st, 2013 through to the date of this report.

			2013	2014	2014
Program	Sample Type	SUB-TOTAL	Aug 1 to Dec 31	Jan 1 to Jul 31	Aug 1 to DOR
Ana Paula	("AP")
Surface	Outcrop	972	681	291
Drilling	Drillcore	8,526	7,221	1,188	117
	Density	196	196
	Metallurgic	171	171
QA/QC	Coarse Rej	2,289	832	1,457
	AP Sub-total	12,154	9,101	2,936	117
Aurea Norte	("AN")
Surface	Outcrop	3,285	783	1,806	696
Drilling	Drillcore	4,365	876	3,489
	Density/Susceptibility	34		34
	Metallurgic	0
QA/QC	Duplicates	142		142
	AN Sub-total	7,826	1,659	5,471	696
Ejutla	("EJ")
Surface	Outcrop	974	332	408	234
	Sediment	25	25
	EJ Sub-total	999	357	408	234
TOTAL		20,979	11,117	8,815	1,047

* - DOR – Date of this Report

A description of each project is provided below.

N-11

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Surface Access and Permitting

Surface rights in Mexico are held as individual private parcels or as communally owned lands (Ejidos). Surface rights are separate from and overlie mineral rights concessions. Both rights are Federal legal entities where surface rights are governed under Mexico’s Agrarian Laws and mineral rights are governed under established Mining Laws that hold legal precedence over Agrarian laws. The Company maintains a policy of good corporate citizenship in the communities in which it operates, with a focus on building the foundations for project sustainability. It is a part of this policy to seek surface access agreements with the surface owners affected by the Company’s exploration activities prior to initiation of those activities and to assist with the property boundary survey and certification process. The Company intends to continue seeking both temporary and permanent surface access solutions on the Company’s exploration projects as certain exploration milestones are reached. All necessary permits and environmental reports necessary for current activates have been completed.

Ana Paula Surface Access: As of the end of this reporting period the Company controls surface access to 2,026.32 hectares overlying and surrounding the Ana Paula exploration target area, where 1,025.33 hectares are owned outright and approximately 1000.99 hectares are under contract in 63 separate ten year access agreements. Access to 6.91 of those hectares was added during this reporting period.

Aurea Norte Surface Access: As of the end of this reporting period the Company controls surface access to 300.64 hectares in 31 separate one and ten year agreements, comprising several contiguous and non-contiguous land parcels necessary to execute the existing drill proposals. Additional surface access will be required as exploration advances. Access to 204.12 of those hectares was added during this reporting period. Oaxaca Surface Access: As of the end of this reporting period the Company controls surface access to 5,497.33 hectares in two separate surface access agreements.

Guerrero Gold Belt Properties

The GGB is a producing gold mining district related to a gold-bearing iron skarn mineralizing system where gold is associated with contact replacement, stockwork and disseminated mineralization hosted in a sequence of limestone and shale intruded by a series of dikes, sills and stocks of Tertiary age. Gold deposits in the GGB tend to occur in clusters located around a series of northwesterly trending 62 to 66 million year old intrusions of common provenance that outcrop over a 55 kilometre strike length.

The potential for the district to produce large bulk mineable near surface deposits is demonstrated by the nearby Los Filos mine (Goldcorp Inc., TSX: G). The gold and silver inventory in the GGB continues to grow as exploration and development progresses.

With acquisition of the Ana Paula project in 2010, the Company controls a 100% interest in 88,952.42 contiguous hectares within the GGB. Certain claims within this land position are subject to underlying royalty agreements, while other claims are under review for potential reductions as exploration advances eliminate areas of lower exploration potential.

ANA PAULA PROJECT

On June 24, 2010 the Company acquired from Goldcorp a 100% ownership in four mineral claims known as the Ana Paula project totalling 7,622 hectares situated in Guerrero State, Mexico. All mineral claims included in the purchase are subject to a 3% Net Smelter Return royalty (“NSR”) to Goldcorp. The claims are located within the Company’s existing GGB mineral claim holdings for a combined total of 88,952.42 hectares. The Company will have the right, upon completion of a feasibility study as defined by NI43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study, to a maximum of US$6,000,000.

N-12

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Exploration and Drilling

The Ana Paula project is host to the Ana Paula deposit, situated within a northerly trending structurally controlled package of deformed carbonaceous limestone, limestone, and shale that were intruded multiple times during the GGB intrusive event ± 60 to 66 million years ago. Hornfels and skarn alteration occurred early and is associated primarily with intrusion contacts. Late epithermal style sulphide rich gold mineralization overprints pre-existing contacts and structures, occurring most predominantly along lithological contacts, disseminated within intrusions, as stockwork veining, along fractures, and in the matrix of tectonic and other breccias. Sulphide replacement of skarn, hornfels and existing breccias is common. A high grade multilithic breccia and associated alteration halo is host to the bulk of the gold mineralization within the area of the deposit, with a composite average grade of 5.38 grams per tonne gold and 6.49 grams per tonne silver (NI43-101 Report, Welhener et al. 2013).

During this reporting period starting August 1, 2013 and through to the date of this MD&A the Company collected 12,154 samples for geochemical analysis and other technical studies at Ana Paula, Table 3.0. This includes 972 rock chip samples from surface outcrops and 8,526 samples from one half core splits of drill holes AP-13-203 through AP-14-232 for 9,270.90. metres of drilling completed this period, Table 4.0 and Figure 1.0. A total of 115,405.10 metres of exploration and delineation drilling has been completed since drilling began in calendar year 2010, excluding another 3,687.53 metres that were completed by Goldcorp in 2005. The drill program for Ana Paula was completed in October of 2013 with final assay results received on November 22nd, 2014. Table 5.0 presents weighted grade averages over 10 gram-metres for all drill holes completed since August 1, 2013. Results were used to complete the preliminary economic assessment discussed earlier in this report, and to further advance the exploration potential of the project. The Company is moving forward with additional drilling and engineering studies necessary to complete a pre-feasibility study.

A complete table of mineralized grade intervals above a 0.2 gram per tonne gold cut-off is available on the Company’s website at www.newstrikecapital.com.

Drill holes completed at Ana Paula are mostly inclined east at angles of 45 or 60 degrees varying to 90 degrees (vertical). All drilling was completed with HQ (63.5/96.9 millimetre) diameter diamond core drill core rods, reducing to NQ (45.0/75.7millimetre) diameter core barrels if needed. Deeper drill holes (greater than 1000 metres) use PQ (85.0/122.6 mm) diameter core rods reducing to HQ or NQ diameter as necessary. Core rod dimensions given include inner and outer rod diameters in millimetres (mm). Core recovery averages 97%. The average drill hole spacing is approximately 50 metres in the main part of the Ana Paula deposit, with a range of from 25 -50 metres in the high grade “Breccia Zone” and 50-150 metres to the north and south pit extremities.

True widths of the mineralization can vary across the scale of the project area. In general true widths can be expected to be less than the intervals reported. A complete discussion of all drill results can be found in the MD&A reports dated January 31st, 2011 through December 20th, 2013.

N-13

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Figure 1.0

Drill hole locations relative to potential pit shape (blue outline), plan view. Ana Paula project pit shape after Welhener et al, 2013 Newstrike Capital Inc. NI 43-101 Technical Report dated May 8th, 2013. Ana Paula project drill collars in green, Aurea Norte property drill collars in blue.

N-14

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Table 4.0
Table of drill hole collars, Ana Paula and Aurea Norte drill programs.

Drill hole	E_WGS84	N_WHS84	Elev_m	Azimuth	Inclination (-)	Depth (m)
AP-13-203	409842.58	1998319.97	1079.70	0.0	90.0	662.90
AP-13-204	410135.14	1998492.72	1031.52	165.0	45.0	242.60
AP-13-205	410391.80	1998319.78	994.39	70.0	45.0	168.40
AP-13-206	410333.02	1997806.66	959.41	308.0	75.0	1040.90
AP-13-207	410395.75	1998466.20	1000.57	100.0	45.0	139.80
AP-13-208	410435.81	1998318.23	1001.10	355.0	45.0	174.70
AP-13-209	410396.79	1998109.77	906.26	90.0	45.0	183.70
AP-13-210	410099.19	1997566.78	1020.48	180.0	45.0	155.60
AP-13-211	410286.55	1998213.84	966.22	90.0	60.0	208.40
AP-13-212	410220.80	1997557.09	981.13	0.0	90.0	181.35
AP-13-213	410060.96	1997748.03	1073.51	90.0	50.0	416.35
AP-13-214	410515.83	1997964.57	931.04	0.0	90.0	157.55
AP-13-215	410097.00	1997466.00	979.69	0.0	50.0	990.15
AP-13-216	410297.30	1998123.81	902.16	90.0	45.0	163.25
AP-13-217	410211.84	1998488.89	1016.16	180.0	45.0	364.40
AP-13-218	409993.00	1997852.00	1027.55	90.0	50.0	334.00
AP-13-219	409993.00	1997852.00	1026.70	90.0	70.0	519.65
AP-13-220	410163.00	1998461.00	1028.15	95.0	45.0	300.80
AP-13-221	410362.00	1998735.00	1037.33	0.0	90.0	130.20
AP-13-222	410267.00	1998723.00	1057.87	0.0	90.0	264.85
AP-13-223	409886.00	1997766.00	1104.62	90.0	65.0	495.10
AP-13-224	410100.00	1997800.00	1038.57	90.0	45.0	291.95
AP-13-225	410290.00	1998166.00	939.40	90.0	45.0	181.40
AP-13-226	410087.00	1998170.00	939.34	90.0	65.0	421.05
AP-13-227	410046.00	1997658.00	1051.64	75.0	70.0	242.10
AP-13-228	410162.00	1997848.00	1046.22	90.0	65.0	227.20
AP-13-229	410039.00	1997957.00	945.06	0.0	90.0	415.85
AP-13-230	410286.00	1997641.00	952.44	57.0	45.0	152.70
AP-14-231	408915.00	1997663.00	1017.72	160.0	55.0	766.15
AP-14-232	408873.00	1998079.00	1048.19	155.0	60.0	751.75
AN-12-01	415,098.62	1,995,826.29	782.20	0	-90	300.90
AN-12-02	415,099.99	1,995,826.73	782.23	70	-50	397.90
AN-12-03	415,247.77	1,995,675.24	823.60	70	-75	391.50
AN-13-04	415,257.08	1,995,574.95	821.49	0	-90	478.25
AN-13-05	415,119.28	1,995,635.74	779.08	70	-75	618.60
AN-13-06	415,092.80	1,995,945.96	789.74	70	-75	643.15
AN-13-07	415,505.87	1,997,122.42	904.25	165	-75	646.00
AN-13-08	415,900.26	1,996,920.14	961.29	90	-70	367.76
AN-13-09	415,997.77	1,996,551.82	957.11	90	-75	518.90
AN-13-10	411,154.43	1,998,885.89	899.04	90	-80	666.05
AN-13-11	414,305.82	2,008,522.38	1,557.02	315	-60	612.10
AN-13-12	413,980.75	2,006,477.19	1,477.41	135	-50	215.35
AN-14-13	410,654.06	1,998,473.64	1,072.89	90	-70	654.60
AN-14-14	412,280.10	1,998,357.51	766.46	75	-55	507.85
AN-14-15	411,417.90	1,999,261.80	887.61	90	-80	543.70
AN-14-16	413,787.69	2,008,964.60	1,361.76	90	-55	510.00
AN-14-17	410,947.02	1,997,280.78	1,010.73	90	-70	448.75
AN-14-18	417,996.83	2,011,154.60	1,682.40	160	-80	426.80
AN-14-19	411,512.63	2,001,589.30	878.10	90	-60	313.00
AN-14-20	417,853.88	2,011,168.65	1,655.45	125	-60	372.15
AN-14-21	418,111.75	2,009,710.29	1,687.77	305	-55	275.90
AN-14-22	418,111.12	2,009,710.75	1,687.87	305	-75	588.40
AN-14-23	417,373.00	2,008,354.00	1,723.90	270	-60	308.85
AN-14-24	418,007.00	2,010,235.00	1,666.56	40	-55	357.05
AN-14-25	410,218.00	2,000,858.00	1,067.94	90	-60	491.10

N-15

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Table 5.0
Weighted grade thickness intervals greater than 10 gram-metres gold, or best intersections in the hole.

Drill hole		From	To	Interval (m)	Au g/t	Ag g/t
AP-13-203		470.55	498.60	28.05	0.83	2.3
	includes	480.21	498.60	18.39	0.99	2.3
		612.70	660.20	47.50	0.72	2.3
AP-13-204		114.75	140.00	25.25	0.60	4.5
AP-13-205		24.00	25.95	1.95	0.20	4.2
		61.20	61.60	0.40	2.33	26.2
AP-13-206		86.18	112.45	26.27	0.60	9.4
	includes	87.92	91.05	3.13	0.10	0.9
		554.47	570.30	15.83	1.26	1.0
	includes	560.20	565.27	5.07	3.41	2.4
		622.61	653.30	30.69	0.45	0.7
		706.85	725.55	18.70	1.37	0.4
	includes	706.85	710.80	3.95	3.67	1.0
	includes	717.30	720.50	3.20	2.08	0.2
		750.35	779.05	28.70	0.47	0.6
AP-13-207		29.30	33.95	4.65	0.84	24.7
AP-13-208		105.87	108.33	2.46	0.22	5.7
AP-13-209		137.81	139.64	1.83	0.95	2.5
AP-13-210		42.55	43.82	1.27	0.22	7.8
AP-13-211		7.00	42.50	35.50	1.72	9.4
	include	9.80	19.85	10.05	5.06	18.6
AP-13-212		No significant assay
AP-13-213		5.35	109.20	103.85	0.78	4.76
	includes	44.54	67.40	22.86	1.66	6.71
AP-13-214		14.80	16.80	2.00	0.53	13.50
		35.06	40.00	4.94	0.64	6.87
AP-13-215		574.10	598.60	24.50	2.15	3.15
	includes	581.15	592.56	11.41	3.91	4.95
	and	585.10	586.40	1.30	11.55	14.70
		662.36	668.46	6.10	3.34	5.78
	includes	667.80	668.46	0.66	19.85	19.20
		675.75	747.94	72.19	3.92	5.87
	includes	677.10	716.49	39.39	6.42	9.72
	and	680.40	681.82	1.42	43.82	35.39
	and	685.71	687.24	1.53	13.75	10.00
	includes	692.23	693.00	0.77	13.35	14.00
	includes	695.39	697.61	2.22	12.73	24.82
	includes	705.55	706.25	0.70	34.10	97.70
	includes	714.45	715.37	0.92	35.30	34.10
		802.50	811.50	9.00	1.11	0.30
		823.50	835.35	11.85	1.28	0.20
AP-13-216		12.40	13.65	1.25	0.97	2.8
		17.50	19.60	2.10	1.09	2.0
		36.12	38.55	2.43	1.25	12.9
AP-13-217		16.70	35.50	18.80	0.76	5.6
		86.85	102.30	15.45	1.53	15.4
		196.55	215.30	18.75	0.58	4.4
AP-13-218		202.25	216.10	13.85	1.36	4.8
	includes	202.25	202.90	0.65	20.38	21.9
		220.50	234.50	14.00	1.42	4.2
	includes	229.50	230.50	1.00	12.48	8.8
		240.65	250.60	9.95	1.28	5.5
AP-13-219		157.55	188.20	30.65	0.90	7.3
	includes	160.65	166.90	6.25	1.88	10.1
		284.50	305.65	21.15	0.90	3.4
		316.00	342.57	26.57	1.98	3.7
	includes	333.73	342.57	8.84	4.32	5.4
	and	325.15	327.37	2.22	0.09	1.9
	and	328.48	330.73	2.25	0.14	2.2
	and	337.83	338.73	0.90	13.27	6.0

N-16

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Drill hole		From	To	Interval (m)	Au g/t	Ag g/t
	and	340.33	341.18	0.85	20.91	23.2
AP-13-220	includes	66.55	68.00	1.45	0.07	2.4
		82.30	108.20	25.90	0.48	5.1
AP-13-221		60.07	62.27	2.20	0.42	21.4
		69.14	71.28	2.14	0.44	11.2
AP-13-222		160.70	208.15	47.45	0.55	33.5
AP-13-223		447.02	474.72	27.70	0.69	4.1
	includes	452.19	453.45	1.26	0.08	0.9
AP-13-224		23.00	34.45	11.45	0.40	10.3
		68.00	73.30	5.30	0.46	3.4
		228.15	236.45	8.30	0.49	5.5
AP-13-225		0.00	11.25	11.25	0.75	4.4
AP-13-226		285.85	296.31	10.46	2.38	5.2
AP-13-227		157.53	192.00	34.47	0.58	3.8
		202.73	223.55	20.82	0.61	1.8
AP-13-228		25.20	60.35	35.15	0.57	11.4
AP-13-229		190.75	222.88	32.13	1.51	2.0
	includes	204.60	208.55	3.95	0.08	1.2
	and	209.70	211.05	1.35	27.50	4.0
	and	209.70	213.84	4.14	9.67	5.1
		263.00	303.24	40.24	1.92	2.8
	includes	266.88	295.40	28.52	2.45	0.1
	and	268.40	279.88	11.48	3.93	8.5
	and	268.40	270.30	1.90	11.52	35.5
		395.79	415.85	20.06	0.95	0.5
AP-13-230		145.78	150.04	4.26	0.52	2.6
AP-14-231		178.27	188.66	10.39	0.684	12.0
AP-14-232		277.60	294.10	16.50	0.333	2.0
		425.50	451.20	25.70	0.355	1.9
		434.70	447.60	12.90	0.438	1.0
		601.16	657.40	56.24	0.533	2.6
	includes	614.45	646.60	32.15	0.680	3.5
	and	614.45	622.75	8.30	1.030	2.6
	also	629.60	646.60	17.00	0.668	4.8
	and	630.45	636.50	6.05	0.978	4.1
AN-12-03		282.00	322.00	40.00	0.58	0.27
		300.00	322.00	22.00	0.84	0.32
AN-13-04		8.00	12.50	4.50	0.39	0.37
		289.00	295.00	6.00	0.37	0.20
AN-13-07		206.60	208.37	1.77	0.32	1.00
AN-13-08		52.15	57.10	4.95	0.64	1.00
AN-14-13		161.68	162.48	0.80	2.65	4.10

Table 5.0 End

AUREA NORTE PROPERTY

The Aurea Norte property is at an early stage of exploration and has potential to host GGB style mineralization. The Ana Paula project is located internal to and is surrounded by the Aurea Norte property.

ZTEM Airborne Geophysical Survey

A 250 square kilometre airborne ZTEM geophysical survey contracted to Geotech Ltd of Aurora, Ontario was completed previous to this reporting period on June 6th, 2013 as described in a press release dated September 9th, 2013. Final survey results were received on September 26th, 2013. The survey area covered the Ana Paula project and the eastern portion of the Aurea Norte property, Figure 2.0. See the Company’s website for other maps from this survey. Modelling of the final ZTEM survey results was contracted to Insight Geophysics, Toronto, Canada and a preliminary report was received January 15th, 2014. The Company followed up results in calendar year 2014 with ground exploration, grid sampling and a 5000 metre scoping level drill program.

N-17

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Exploration Results

During this reporting period starting August 1, 2013 and through to the date of this MD&A, the Company has collected 7,826 samples for geochemical analysis and other technical studies, Table 3.0. This includes 3,285 rock chip samples from surface outcrops. Outcrop sampling has returned widespread anomalous gold mineralization, varying from an average of 141ppb to a maximum of 16.7 grams per tonne gold, and has also returned significant anomalous pathfinder elements (As, Sb, Hg).

Drill hole collar data for all 25 drill holes completed to date is presented in Table 4.0 and located on Figure 2.0. The drill program for Ana Paula was completed on July 7th, 2014 with 4,365 samples collected from one half core splits from drill holes AN-13-10 through AN-14-25, for 7,291.65 metres of drilling completed this period. Final assay results were received on July 23rd, 2014, Table 5.0. A total of 11,654.61 metres of diamond core drilling has been completed from 2012 to this date. Drill hole orientation at Aurea Norte varies and is dependent on the nature of the target being tested. All drilling was completed with HQ (63.5/96.9 millimetre) diameter diamond core drill core rods. Core rod dimensions given include inner and outer rod diameters in millimetres (mm). True widths of the reported intersection are not known at this time due to the wide spacing of the current drill program. In general true widths can be expected to be less than the intervals reported.

Figure 2.0
Drill hole location and ZTEM In Phase 180Hz TPR Map showing the Ana Paula and San Luis mineralized trends.

N-18

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Results of exploration to date continue to be encouraging and will be used to advance the exploration potential of the property. Exploration will be focused on the south eastern portion of the Aurea Norte property along an important northerly trending structural corridor that includes the Ana Paula trend, host to the sulphide rich Ana Paula resource, and the San Luis Trend, host to a mixed oxide and sulfide mineralization. The trends are parallel and form topographic highs separated by a low valley, each extending over 10 kilometres and defined by anomalous surface geochemistry, favourable outcrop geology and coincident underlying geophysical anomalies, Figure 2.0. As part of the ongoing regional assessment and land reduction program, it has been proposed to reduce areas of low exploration potential from the current 59,587.62 hectares to 46,477.12, including keeping the Tembo 2 and 3 claims acquired in 2010. These reductions are in progress at the time of this report.

AUREA SUR PROPERTY

Exploration on the Aurea Sur property was undertaken by Newstrike’s predecessor company, Aurea Mining Inc., between 2004 and 2007. During that period early stage exploration programs included regional scale mapping and geochemistry programs, acquisition of airborne magnetic data, and an exploratory drill program that included 3,885 metres of core drilling in 10 regional drill holes. Skarn alteration was outlined in outcrop and in drill core within a 10.0 by 6.0 kilometre area that warrants continuing exploration. The project is currently inactive, but is kept in good standing by the Company for future exploration programs. As part of the ongoing regional assessment and land reduction program, it has been proposed to reduce the claim position from the current 21,742 hectares to 5,819 hectares. These reductions are in progress at the time of this report.

TAVICHE DISTRICT, OAXACA

Newstrike has a 100% ownership in the Ejutla Fracc. 2 (“Ejutla ” or “the property”) mineral concession that lies within the established silver and gold bearing polymetallic low sulphidation epithermal Taviche mining district in Oaxaca State, Mexico. Mineral rights were acquired through direct staking in 2007, Table 1.0. The property is located between two low cost operating narrow vein underground mines, the San Jose mine owned by Fortuna Silver Mines Inc., about 20 kilometres to the west of Ejutla; and the Águila mine owned by Gold Resources Corporation, located about 25 kilometres to the east of Ejutla. The property is host to an extensive underlying gold-silver bearing low sulphidation epithermal style of vein mineralization that is Mineralized veins are hosted within a Tertiary rhyolite-rhyodacite sub-volcanic suite that is comparable to other deposits of the central Taviche Mining District.

Exploration

During the period of this report starting August 1st 2013, 974 rock chip, channel and grab samples and 25 stream sediment samples were collected for geochemical analysis, Table 3.0. Anomalous gold and silver results range from 150ppb Au and 5.6ppm Ag to a maximum of 98.7g/t Au from the Predilecta vein and 1730 g/t Ag from the Lomas del Horno vein. A total of 5,303 samples have been collected since exploration activities began. The Company’s exploration programs have resulted in the discovery of three northwest trending structural corridors where pre-existing strike slip and dip slip structures are in-filled by gold and silver bearing polymetallic vein systems, Figure 3.0.

Las Casas Structural Corridor

Results from mapping and sampling programs have successfully identified at least two parallel and anastomosing narrow vein systems at surface over an eight kilometre strike length and up to three kilometres in width, including the Mezcalera. Loma de Hornos veins system and the Jarillas vein system. A ground magnetic and IP geophysical survey by TMC Geofísica of Mazatlán, Sinaloa, completed previous to this reporting period in May, 2013, successfully identified several sub-parallel anomalies co-incident with the trend of the veins mapped and grid sampled at surface.

N-19

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Results have suggested that the present day surface exposure within the Casas structural corridor occurs near the original paleo-level of deposition of a hot springs system, which implies that potential exists for a zone of precious metal deposits common to these systems to be preserved at depth. Results warrant follow-up where strongly anomalous gold, silver, arsenic, antimony and mercury values from outcrop samples are associated with coincident underlying geophysical anomalies. In addition, the discovery of silicified limestone and mineralized porphyry intrusion in outcrop suggest potential may exist on the property for a porphyry or skarn style of mineralization similar to other known deposits of the area (Mina Águila, Cobre Grande). This potential remains to be evaluated and a portion of the Casa Structural corridor is currently at the drill ready stage. A 5,000 metre drill program is proposed.

Llorona-Duraznillo

Work continues to advance the Llorona-Duraznillo parallel vein systems discovered during the calendar year 2013 exploration program. Exploration results indicate anomalous geochemistry mapped over a 1.5 kilometres along strike and 750 metres in width, but is still open. The vein system consists of a series of discrete veins and anastomosing veins and veinlets that displays breccia and drusy textures and are associated with a northwest trending felsic dike swarm. Manganese, pyrite, and arsenopyrite(?) are locally observed with white quartz. The principal vein striking N40°W and dipping 75°SW has been mapped at the surface for over 500 metres, and averages 1.0 to 1.5 metres in width. The vein occupies a fault that defines the contact between an andesite flow and a dioritic intrusion (Lunceford, 2014). Additional mapping, grid sampling and ground geophysics is proposed to advance this system to the drill ready phase.

Totolapam (East) Structural corridor

A regional assessment of the East Structural corridor completed this year indicates only conceptual evidence of mineral potential and/or potential at great depth.

Regional

Following a regional evaluation, the Company has filed for a reduction of the Ejutla 2 mineral concession from 18,866.27 hectares to 10,603.29 hectares. The final reduction is pending at the time of this report. The Company has also dropped the Ejutla 1 mineral concession following a field examination that determined a low potential for mineralization. These reductions are consistent with the Company’s ongoing claim reduction program.

N-20

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Figure 3.0
Geology, structural corridor and vein location map. Ejutla property boundary is outlined in green. Oaxaca State, Mexico

N-21

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Quality Assurance and Quality Control (QA-QC)

Newstrike maintains industry standard QA-QC protocols for all aspects of their exploration programs. Sample protocols include systematic insertion of blanks and standards. Analyses have been performed by both ALS Chemex and by SGS. Samples from each lab are selected to be sent to the alternate lab for check assay, with some check samples also analyzed by Acme Labs and BSI Inspectorate. Samples from the Ana Paula and Aurea Norte properties that are analyzed by Chemex are picked up by Chemex personnel at Newstrike’s secure on site warehouse, and transported directly to their Guadalajara sample preparation facilities prior to Chemex shipping the prepared pulps to Vancouver, Canada for analysis. Project personnel deliver samples analyzed by SGS directly to their Mexico facilities and/or the samples are picked up on site by SGS personnel and delivered for processing and analysis to the SGS laboratory in Durango, Mexico. Samples from the Oaxaca surface exploration programs are shipped via established courier services to the respective laboratories for analysis.

All samples are assayed using the respective laboratories certified and industry standard assay techniques for gold and multi-element packages and for over limits; gold is analyzed by 50 gram fire assay with an atomic absorption finish, and other elements are analyzed by multi-element ICP packages.

Grade calculations from Company drill programs are performed according to established protocols for bounding assays, internal barren intervals below a 0.2 gram per tonne gold cut off cut-off and for high grade spikes greater than ten grams per tonne gold. These protocols are designed to standardize the grade calculation process and to prevent stretching or high grading of the mineralized intervals. Use of these protocols typically results in multiple mineralized intervals being reported for each drill hole that are separated by “barren” intervals. The mineralized intervals may include barren intervals less than five meters and/or high grade spikes greater than ten grams gold that are reported together with the larger grade interval. The “barren” intervals may include discrete intervals of mineralized material that are included in a table of all drill assays grading above a 0.2 gram per tonne gold cut-off available on the Company website at www.newstrikecapital.com. All reported grade intervals are downhole intervals that are based on the original uncut assay certificates as received from the assay labs. They do not include check assays pending at the time of reporting.

Drill holes at Ana Paula and Aurea Norte that are oriented nearly perpendicular to a locally perceived strike and designed to intersect perpendicular to the interpreted dip of the sedimentary geology are interpreted as a close approximation of true width; however, the dip of the geology and of the mineralized intersections varies across the projects and the true widths will also vary accordingly. Until further studies are concluded, true width can be expected to be a smaller percentage of the reported intervals.

The drill program and all project operations including QA/QC are conducted under the supervision of Dr. Craig Gibson, PhD, CPG’ a qualified person under NI43-101 and who has reviewed the contents of this MD&A.

GENERATIVE

Newstrike is building shareholder value through acquisition, exploration and discovery of precious and base metal deposits in Mexico with a focus on gold and silver. New properties are constantly being evaluated for acquisition either individually or through district consolidation. The Company’s generative program continues to evaluate new growth opportunities in keeping with the Company’s policy of identifying and acquiring only high quality exploration properties with a focus on Mexico.

N-22

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

5.	Selected annual information

	Years ended July 31 ($) (audited)
	2014	2013	2012
Interest and other revenue:	166,469	430,691	318,540
Income (loss) for the year → Per share - basic & diluted:	(5,397,808)	(1,441,850)	(3,831,081)
	(0.05)	(0.01)	(0.04)
Comprehensive loss for the year → Per share - basic & diluted:	(5,397,808)	(1,441,850)	(3,831,081)
	(0.05)	(0.01)	(0.04)
Total assets:	57,497,717	59,137,164	60,338,442
Long term liabilities	3,191,446	Nil	Nil
Cash dividends per share:	Nil	Nil	Nil

The increased loss for the year is directly associated with the deferred income tax liability of $3,191,446. The Mexican government recently enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IAS-12 for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, exploration and evaluation assets have book basis but no tax basis for purposes of the royalty.

N-23

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

6.	Overall Performance

Working Capital

The Company’s working capital consists of:

	July 31	July 31
	2014	2013
Cash and cash equivalents	$5,436,411	$16,805,359

Trade and other receivables:
Canadian GST/HST *	-	-
Office rent recovery	5,804	7,361
Other	12,900	10,102
Prepaid expenses and deposits	14,939	59,785

Trade and other payables:
Trade payables Canada	(37,752)	(126,371)
Trade payables Mexico	(282,065)	(236,784)
Accrued liabilities	(203,462)	(535,538)
GST allowance	(251,361)
	$4,695,414	$15,983,914

*

During fiscal 2013, the Company received re-assessment notices from Canada Revenue Agency (“CRA”) denying $76,868 of input tax credit refunds. The Company disagrees with CRA’s position and is vigorously defending its claim to these refunds. Due to the uncertainty around CRA decisions as well as the length of time necessary to obtain a resolution of this issue, the Company has taken a full allowance against the receivable. The amount allowed for the year ended July 31, 2014 was $40,636 (2013 - $ 76,868).

Reassessment:

In October 2013, the Company received a notice from CRA proposing to deny a further $251,361 of GST/HST refunds already received by the Company. The Company strongly disagrees with CRA’s proposal and will vigorously defend its right to these refunds. Although the Company will defend its right to these refunds, it has taken a full provision for the amount in question.

In addition to the working capital outlined above, the Company has Mexican value added tax receivable (“IVA”) as follows:

	July 31, 2014	July 31, 2013
Mexican value added tax (IVA)	$3,982,086	$2,838,027

Due to an administrative slowdown in the processing of IVA refunds, the Company has reclassified a portion of its IVA receivable to non-current assets.

During the year ended July 31, 2014, the Company received $nil (2013 - $878,610) in IVA refunds.

N-24

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Equipment:

The Company has the following equipment:

		Computer	Furniture and	Leasehold	Field
	Vehicles	equipment	office equipment	improvements	tools	Total
	$	$	$	$	$	$
Cost
Balance, July 31, 2012	82,576	94,557	46,907	-	4,714	228,754
Additions	-	68,138	21,172	24,663	2,602	116,575
Balance, July 31, 2013	82,576	162,695	68,079	24,663	7,316	345,329
Additions	-	396	3,062	-	-	3,458
Balance, July 31, 2014	82,576	163,091	71,141	24,663	7,316	348,787
Accumulated depreciation
Balance, July 31, 2012	36,327	39,816	3,502	-	361	80,006
Depreciation	12,296	35,700	7,597	4,933	344	60,870
Balance, July 31, 2013	48,623	75,516	11,099	4,933	705	140,876
Depreciation	12,296	44,848	9,059	3,715	366	70,284
Balance, July 31, 2014	60,919	120,364	20,158	8,648	1,071	211,160
Carrying amounts
As at July 31, 2012	46,249	54,741	43,405	-	4,353	148,748
As at July 31, 2013	33,953	87,179	56,980	19,730	6,611	204,453
As at July 31, 2014	21,657	42,727	50,983	16,015	6,245	137,627

Exploration and evaluation assets:

The Company holds title to certain exploration and evaluation assets in Mexico. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge; title to all of its properties is in good standing. Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many exploration and evaluation assets.

The Guerrero State group of properties includes seventeen exploration claims located in central Guerrero State, Mexico. Nine of the claims are for the Aurea Norte group, four are for the Aurea Sur group, and four for the Ana Paula project. Of the 13 claims integrating the Aurea Norte and Aurea Sur groups, the original vendors of 12 of those claims retained a 2.5% Net Smelter Royalty (“NSR”). Approximately 1/3 of this royalty is held by a director of the Company.

The original owners of the Ana Paula project retained a 3% NSR. The Company will have the right, upon completion of a feasibility study as defined by National Instrument 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6,000,000.

During the fiscal year ended July 31, 2012 the Company entered into a purchase option agreement for the acquisition of certain privately held land parcels. The Company can acquire 100% interest over 3 years by making staged payments totaling 13,101,867 Mexican Pesos. As of July 31, 2014, an amount of 11,464,133 Mexican Pesos ($956,103) (to July 31, 2013 – 8,188,666 Mexican Pesos ($630,004)) has been paid.

The Oaxaca State group includes two exploration claims located in the Taviche District of the state of Oaxaca, Mexico.

N-25

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

A description of these expenditures is as follows:

		Guerrero State		Oaxaca State
	Ana	Aurea	Aurea	Taviche
Year ended July 31, 2013	Paula	Norte	Sur	District	Total
Project acquisition:
Balance, July 31, 2012	$2,639,731	$4,801,502	$2,799,046	$108,452	$10,348,731
Additions	409,189	578,529	229,706	72,701	1,290,125
Balance, July 31, 2013	3,048,920	5,380,031	3,028,752	181,153	11,638,856
Project exploration:
Balance, July 31, 2012	10,758,032	829,848	215,575	896,955	12,700,410
Additions:
Infrastructure	816,861	296,626	54,844	392,614	1,560,945
Exploration management (Note 9)	108,900	36,300	27,225	9,075	181,500
Drilling	6,389,652	582,605	-	-	6,972,257
Remuneration	1,300,142	490,988	3,838	310,769	2,105,737
Laboratory analyses	2,151,599	585,656	-	203,963	2,941,218
Surveying works	2,416	-	-	-	2,416
Engineering (Note 9)	832,832	-	-	50,877	883,709
Other	4,733	10,649	4,733	20,116	40,231
	11,607,135	2,002,824	90,640	987,414	14,688,013
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Total	$25,414,087	$8,212,703	$3,334,967	$2,065,522	$39,027,279

Year ended July 31, 2014	Ana	Aurea	Aurea	Taviche	Total
	Paula	Norte	Sur	District
Project acquisition:
Balance, July 31, 2013	$3,048,920	$5,380,031	$3,028,752	$181,153	$11,638,856
Additions	440,866	410,861	200,057	79,572	1,131,356
Balance, July 31, 2014	3,489,786	5,790,892	3,228,809	260,725	12,770,212

Project exploration:
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Additions:
Infrastructure	521,375	579,467	38,841	254,291	1,393,974
Exploration management (Note 9)	118,800	39,600	29,700	9,900	198,000
Drilling	955,829	1,067,599	-	-	2,023,428
Remuneration	818,647	856,834	3,741	222,764	1,901,986
Laboratory analyses	557,687	629,682	1,982	27,156	1,216,507
Engineering (Note 9)	823,842	-	-	20,238	844,080
Other	5,733	12,899	5,733	24,364	48,729
	3,801,913	3,186,081	79,997	558,713	7,626,704
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Total	$29,656,866	$11,809,645	$3,615,021	$2,703,807	$47,785,339

The note references on the above table relate to the Financial Statements.

In addition, the Company has advanced $103,596 (July 31, 2013: $165,783) to an exploration contractor for future exploration work.

N-26

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Results of Operations

The comparative results for the years ended July 31, 2014 and 2013 is as follows:

	Year ended July 31
	2014		2013
		% of		% of	%
Expenses:	Amount	expenses	Amount	expenses	change

Management fees	$458,000	19.30%	$321,000	17.14%	42.68%
Accounting, audit and legal fees:
Accounting & Audit	51,034	2.15%	80,031	4.27%	-36.23%
Legal	17,913	0.75%	17,815	0.95%	0.55%
Consulting fees	30,000	1.26%	210,201	11.23%	-85.73%
Office and administration:
Office expenses	121,436	5.12%	74,026	3.95%	64.05%
Administration	111,896	4.72%	141,996	7.58%	-21.20%
Office rent	101,592	4.28%	87,122	4.65%	16.61%
Director's fees	101,532	4.28%	98,000	5.23%	3.60%
Travelling	83,398	3.51%	163,256	8.72%	-48.92%
Bank charges and iterest	733	0.03%	635	0.03%	15.43%

Regulatory and transfer agent:
Transfer Agent	13,970	0.59%	12,916	0.69%	8.16%
Filing fees	9,963	0.42%	10,617	0.57%	-6.16%

Shareholder communications	403,241	16.99%	245,466	13.11%	64.28%
Non cash items:
Share-based payments	690,968	29.12%	312,877	16.71%	120.84%
Amortization	23,168	0.98%	20,460	1.09%	13.24%
GST allowance *	40,636	1.71%	76,868	4.11%	-47.14%
GST provision *	251,361	10.59%	-	0.00%	n/a
Foreign exchange gain	(138,010)	-5.82%	(745)	-0.04%	18424.83%
Loss before other items	$(2,372,831)	100.00%	$(1,872,541)	100.00%	26.72%
Other items:
Interest income	166,469		430,691
Deferred income tax expense **	(3,191,446)		-
Net loss and comprehensive loss	$(5,397,808)		$(1,441,850)

Management fees reflect an increase in compensation to certain key personnel; see Section 9 for further detail. The increase in share-based payments reflects the vesting of stock options, based on the options granted in June 2013 and May 2014.

*	See comment in Section 6, page 23.
**	See comment in Section 5, page 22.

N-27

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

The comparative results last quarter is as follows:

	Three months ended July 31
	2014		2013
		% of		% of	%
Expenses:	Amount	expenses	Amount	expenses	change

Management fees	$112,500	13.63%	$71,032	8.35%	58.38%
Accounting, audit and legal fees:
Accounting & Audit	7,500	0.91%	4,804	0.56%	56.12%
Legal	1,502	0.18%	(1,189)	-0.14%	-226.32%

Consulting fees	-	0.00%	30,505	3.59%	-100.00%
Office and administration:
Office rent	30,375	3.68%	9,736	1.14%	211.99%
Office expenses	29,664	3.59%	27,171	3.19%	9.18%
Director's fees	28,032	3.40%	13,622	1.60%	105.78%
Administration	24,548	2.97%	43,432	5.10%	-43.48%
Travelling	16,734	2.03%	18,159	2.13%	-7.85%
Bank charges & interest	228	0.03%	153	0.02%	49.02%

Regulatory and transfer agent:
Filing fees	4,120	0.50%	337	0.04%	1122.55%
Transfer Agent	1,052	0.13%	(7,731)	-0.91%	-113.61%
Shareholder communications	54,445	6.59%	50,380	5.92%	8.07%
Non cash items:
Share-based payments	164,330	19.90%	303,334	35.65%	n/a
Foreign exchange gain	93,246	11.29%	204,661	24.05%	-54.44%
GST allowance *	518	0.06%	76,868	9.03%	-99.33%
GST provision *	251,361	30.44%	-	0.00%	n/a
Amortization	5,509	0.67%	5,596	0.66%	-1.55%
Loss before other items	$(825,664)	100.00%	$(850,870)	100.00%	-2.96%
Other items:
Interest income	18,066		48,795
Deferred income tax expense **	100,152		-
Net loss and comprehensive loss	$(707,446)		$(802,075)

º	Accounting and audit fees are negative in the current quarter due to reduction of expenses over- accrued in connection with 2013 income tax filing assistance.

º	Share-based payments line for the current quarter reflects the vesting of stock options, based on the options granted in June 2013 and May 2014.

*	See Section 6, page 23.

**	See comment in Section 5, page 22; during the last quarter, the Company reviewed the estimate and made an adjustment to the originally calculated figure.

N-28

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Summary of Quarterly Results

	Quarter ended - $
	31-Jul 2014	30-Apr 2014	31-Jan 2014	31-Oct 2013
a) Interest revenue:	18,066	18,999	63,600	65,804
b) Loss for the quarter: → Per share - basic & diluted:	(707,446) (0.01)	(3,692,794) (0.03)	(231,392) (0.00)	(766,176) (0.01)
c) Total comprehensive loss for the period: → Per share - basic & diluted:	(707,446) (0.01)	(3,692,794) (0.03)	(231,392) (0.00)	(766,176) (0.01)
d) Total assets:	57,497,717	57,805,790	57,851,085	58,025,865
e) Total liabilities:	3,966,086	3,731,043	198,064	326,184
f) Shareholders' equity:	53,531,631	54,074,747	57,653,021	57,699,681
g) Cash dividends per share:	Nil	Nil	Nil	Nil

	31-Jul 2013	30-Apr 2013	31-Jan 2013	31-Oct 2012
a) Interest revenue:	48,795	64,310	88,132	229,454
b) Loss for the quarter: → Per share - basic & diluted:	(802,075) (0.01)	(247,571) (0.00)	(199,833) (0.00)	(192,371) (0.00)
c) Total comprehensive loss for the period: → Per share - basic & diluted:	(802,075) (0.01)	(247,571) (0.00)	(199,833) (0.00)	(192,371) (0.00)
d) Total assets:	59,137,164	59,271,932	59,334,806	59,572,879
e) Total liabilities:	898,693	534,720	350,023	389,666
f) Shareholders' equity:	58,238,471	58,737,212	58,984,783	59,183,213
g) Cash dividends per share:	Nil	Nil	Nil	Nil

Please refer to Section 5, above, for an explanation of the increase in the losses for the quarter ended April 30, 2014.

7.	Liquidity

As at July 31, 2014, the Company had cash and cash equivalents, and trade and other receivables, of $5,445,115 (July 31, 2013: $16,822,822), and a working capital of $4,695,414 (July 31, 2013 - $15,983,914). The Company is engaged in the exploration of mineral properties not presently in production. As a consequence, the Company does not presently generate cash flow from operations and it is unlikely that it will generate cash flow from operations in the near future.

8.	Capital Resources

The Company’s ability to raise additional funds from the equity markets will largely depend upon general market conditions, the Company’s ability to achieve certain exploration milestones, and its ability to acquire new properties.

N-29

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not intend to have any in the foreseeable future.

10.	Transactions with Related Parties

During the year ended July 31, 2014 and 2013, the Company entered into the following transactions with related parties, which were in the normal course of operations:

	2014	2013
The Company paid or accrued management fees to Watershed Capital Partners and 0979146 BC Ltd, companies for which Mr. Richard Whittall, Chief Executive Officer of the Company, is a principal:	$248,000	$144,000
The Company paid or accrued management fees to InterAmerica Consulting & Development Inc., a company controlled by Salvador Miranda, Chief Financial Officer of the Company:	126,000	111,000
The Company paid or accrued fees to Ms. Gillian Kearvell, Vice President of Exploration of the Company, that were recorded as exploration management fees in exploration and evaluation assets:	198,000	181,500
The Company paid or accrued fees to Mr. Thomas H. Bagan, Vice President of Corporate Development of the Company, that were recorded as engineering fees in exploration and evaluation assets:	233,926	227,522
The Company paid or accrued management fees Mr. Ashish Abhyankar, Vice President of Finance of the Company:	84,000	66,000
Total directors' fees paid; $1,500 per month to each director: Messrs. Kevin Rathbun, Kenneth Thorsen, Robert Withers, Wojtek Wodzicki, George Brack and Mark Backens:	93,532	90,000
Total committee chairmanship fees paid; $4,000 per annum to each chairman of the committee: Mr. Kenneth Thorsen and Mr. Robert Withers:	8,000	8,000
Total share-based payments (non-cash) allocated to above-noted individuals:	$599,245	$258,762

In addition, Mr. Backens was granted 350,000 stock options with an exercise price of $0.86, valid for a period of seven years, with a fair value of $182,395. Included in accounts payable at July 31, 2014 is $157,754 (July 31, 2013: $105,223) due to several of the above-mentioned parties.

11.	Subsequent Event and Proposed Transactions

Subsequent to July 31, 2014, the company received total cash proceeds of $531,000 from the exercise of 1,800,000 stock options.

There are no specific transactions proposed as at the date of the MD&A.

N-30

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

12.	Critical Accounting Estimates

Please refer to Note 3 of the Financial Statements for a description of the Company’s significant accounting policies.

Financial results are prepared and reported in accordance with International Financial Reporting Standards (“IFRS”). Further details are included in the ‘Basis of Presentation’ section of Note 2 to the Financial Statements.

13.	Changes in Accounting Policies

There are no changes in accounting policies during the nine months ended July 31, 2014, year ended July 31, 2013, and to the date of this report.

14.	Financial Instruments and Risk Assessment

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, deposits, long-term receivables, and trade and other payables. The carrying value of trade and other receivables, deposits and trade and other payables approximates their fair values due to their immediate or relative short-term maturity. Cash and cash equivalents are measured at fair value using level 1 inputs. The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent that its exploration and evaluation assets are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos or US dollars. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

As at July 31, 2014, all of the Company’s cash and cash equivalents was held in Canadian dollars or Mexican pesos; however, the Company mitigates exposure to currency fluctuations by keeping its funds in Canadian dollars and only supplying cash needs of its Mexican subsidiary on a monthly basis. The Company is affected by changes in foreign exchange rates of Mexican pesos relative to Canadian Dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company is exposed to foreign currency risk through the following financial assets and liabilities held in Mexico in the following Canadian dollar equivalents:

	As at July 31
	2014	2013
	$	$
Assets:
Cash and cash equivalents	45,193	396,925
Receivables	3,994,986	2,848,129

Liabilities:
Trade and other payables	282,065	236,784
	4,322,244	3,481,838
% change in currency	10%	10%
Risk on above currency fluctuation:	432,224	348,184

N-31

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and receivables. Cash and cash equivalents are held in large financial institutions in instruments such as term deposits and is considered to have low credit risk. Receivables consist of goods and services tax due from the Federal Government of Canada, and Mexican value added tax (IVA) due from the Government of Mexico.

The Company is currently in a dispute with CRA over its entitlement to goods and services tax refunds. As discussed in Note 4, the Company has provided an allowance against these receivable until this dispute is resolved. The Company has been receiving its Mexican IVA refunds although the timing can be unpredictable.

Interest rate risk

The Company limits its exposure to interest rate risk by holding liquid cash equivalents at major Canadian financial institutions and accordingly is not subject to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.

As at July 31, 2014, the Company had cash and cash equivalents of $5,436,411 (July 31, 2013 - $16,805,359) to settle current payables of $774,640 (July 31, 2013 - $898,693).

Market risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of commodities. The Company is exposed to market risks should the fair value of future cash flows from financial instruments fluctuate.

Forward-looking statements

Certain of the statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian securities law. Material forward-looking information includes, but is not limited to statements or information with respect to the resource estimate and potential future exploration and development results and results of studies in respect of the Company's Ana Paula project. We have made numerous assumptions about the material forward-looking information contained herein, including among other things, that prices of gold and silver will remain relatively stable, that applicable permits will be obtainable and that any required financing will be available on reasonable terms. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.

N-32

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

Forward-looking information by its nature involves known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among others, the following: the inherent risks and uncertainty involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production and operations; fluctuating prices of metals and other commodities; currency fluctuations; the possibility of project cost overruns or unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; regulatory restrictions, including environmental regulatory restrictions and liability; competition and loss of key employees; political instability in Mexico; the availability of key equipment; the risk of disruption from non-governmental organizations; risks relating to our common shares and the public markets.

Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Although we have attempted to identify factors that would cause actual results to differ materially from those described in forward-looking information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly the reader should not place undue reliance on forward-looking information.

Except as required by law, we do not expect to update forward-looking information as conditions change and the reader of this MD&A is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada.

Management’s responsibility for financial information

The Company’s management is responsible for presentation and preparation of the consolidated financial statements and the MD&A. The Financial Statements have been prepared in accordance with IFRS.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

The Financial Statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Cautionary note for USA readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian securities regulators but not recognized by the United States’ Securities and Exchange Commission.

N-33

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Year ended July 31, 2014

15.	Other MD&A Requirements

a)

Copies of all previously published financial statements, management discussions, meeting materials, etc., are available on SEDAR at www.sedar.com under the Company’s profile, and on the Company’s website at www.newstrikecapital.com.

	b)	Information pursuant to sections of National Instrument 51-102:

i)

Section 5.3: The Company’s continued operations are dependent upon the discovery of economically recoverable reserves, its ability to complete necessary financing to complete the development of properties, and upon future profitable production or from the proceeds from disposition of its exploration and evaluation assets.

		ii)	Section 5.4: Outstanding share data as at the date of this MD&A:

Common shares issued and outstanding 116,731,458.

Share purchase warrants: Nil

Stock options:

Outstanding	Exercisable	Exercise	Expiry
(#)	(#)	Price ($)	Date
1,580,000	1,580,000	0.53	October 8, 2015
715,000	715,000	0.58	November 29, 2020
350,000	350,000	1.35	March 23, 2021
1,140,000	1,140,000	2.80	August 10, 2021
40,000	40,000	2.82	November 25, 2016
2,450,000	1,470,000	0.70	June 27, 2020
350,000	70,000	0.86	May 20, 2021
6,625,000	5,365,000

c)	General information:

Directors and Officers:

Directors	Officers
George Brack	Richard O'C. Whittall: President & CEO
Kevin D. Rathbun	Salvador Miranda: Chief Financial Officer and Corporate Secretary
Ken Thorsen	Ashish Abhyankar: Vice President of Finance
Richard O'C. Whittall	Gillian Kearvell: Vice President of Exploration
Robert K. Withers	Thomas H. Bagan: Vice President of Corporate Development
Dr. Wojtek Wodzicki
Mark D. Backens*

*Mr. Backens was appointed to the board of directors on May 20, 2014 (please see Section 4).

Contact information:

Corporate and strategic	Exploration and technical	Administration and finance

Mr. Richard O'C. Whittall	Ms. Gillian Kearvell	Mr. Salvador Miranda
President & CEO	VP Exploration	CFO & Corporate Secretary
Telephone (+1) 604-605-4654	Telephone (+1) 604-484-9849	Telephone (+1) 604-806-6110
rwhittall@newstrikecapital.com	gkearvell@newstrikecapital.com	smiranda@newstrikecapital.com

* * * * *

N-34

APPENDIX O
MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEWSTRIKE
FOR THE PERIOD ENDED OCTOBER 31, 2014

Management Discussion & Analysis

(MD&A)

For the three months ended October 31, 2014

MD&A dated December 18, 2014

O-1

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

MD&A for the three months ended October 31, 2014 and to the date of this report.

1.	Date of this Report

This management discussion and analysis, made as of December 18, 2014, is integral to, and should be read in conjunction with the Company’s interim consolidated financial statements for the three months ended October 31, 2014 and the related notes (the “Interim Financial Statements”) and with the annual consolidated financial statements for the year ended July 31, 2014 and the related notes. These documents, and additional information relating to the Company, are available for viewing at www.sedar.com under the Company’s profile.

2.	Description of Business

General

Newstrike Capital Inc. (“Newstrike” or the “Company”) was incorporated under the Business Corporations Act (Alberta) in November, 2000, and continued to British Columbia under the B.C. Business Corporations Act in 2006.

In 2008, the Company acquired 100% of the issued and outstanding capital stock of Aurea Mining Inc. Newstrike, through its subsidiary, Minera Aurea, S.A. de C.V., has certain exploration properties in Mexico. The Company is an exploration-stage company in the business of acquiring, exploring, evaluating and developing mineral property concessions in Mexico.

The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada. The Company is listed on the TSX Venture Exchange as a Tier 2 mining issuer, with trading symbol “NES”.

All amounts in Sections 3 and 4 of this document are stated in US Dollars, while amounts in Sections 5 and beyond are expressed in Canadian dollars.

3.	Preliminary Economic Assessment

On September 15, 2014 the Company announced the results of an independent technical report developed in accordance with CIM guidelines for a National Instrument 43-101 Preliminary Economic Assessment (“PEA”) on its Ana Paula Project (“Ana Paula” or the “Project”) located in the Guerrero Gold Belt, Mexico. A subsequent announcement was made on October 30, 2014, together with the publication of the PEA.

The PEA study and associated press releases are available on the SEDAR website at www.sedar.com, or on the Company’s website at www.newstrikecapital.com.

This study indicates that Ana Paula is a robust, high margin, rapid payback, 8.2-year life span open pit mining project that benefits from high gold grades and a low strip ratio. The Ana Paula project has excellent access to infrastructure and is located in an established mining jurisdiction.

The PEA study was prepared by JDS Energy & Mining Inc., under the direction of Thomas H. Bagan, Vice President, Project Development (Newstrike).

The reader is advised that the preliminary economic assessment summarized in this document is only intended to provide an initial, high-level review of the project. The PEA mine plan and economic model include the use of inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized.

All dollar amounts in the PEA are stated in US currency.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

PEA HIGHLIGHTS

Base Case at $1,300 gold (“Au”) & $20 silver (“Ag”) per ounce

º	Pre-tax NPV@5% of $405.3 million, IRR of 47.5% with a 2.0 year payback
º	After-tax NPV@5% of $232.1million, IRR of 32.8% with a 2.4 year payback
º	Initial capital costs of $163.9 million; (Total life-of mine (“LOM”) - $219.7 including sustaining and closure costs of $55.8 million and contingency costs of $36.2 million)
º	Open pit mine with 6,000 tonne per day (“tpd”) gravity/flotation/CIL process plant
º	Cash costs of $527/ oz gold, $486/oz gold Net of By-Product credits
º	All-in sustaining costs (“AISC”) of $567/oz gold, $526/oz gold Net of By-Product credits
º	Average annual production of 116,000 gold ounces and 239,000 silver ounces over a 8.2 year mine life
º	LOM average head grades of 2.24 g/t gold and 6.89 g/t silver
º	LOM gold and silver recoveries of 75% and 50%, respectively
º	LOM strip ratio of 2.60 to 1 of waste to mineralized material

In management’s view, the economics concluded by the PEA provide a strong incentive for continued geotechnical, metallurgical and engineering studies. Newstrike believes there are excellent opportunities to refine various project elements and improve the economics through gold recovery optimization.

PEA SUMMARY OF RESULTS

Mine Life	Years	8.2
Total Resource	M tonnes	17.8
Total Waste	M tonnes	33.6
Total Capitalized Waste	M tonnes	12.5
Total Mined	M tonnes	63.9

Strip Ratio	w:mr	2.60
Mining Rate	tpd	23,385
Plant Throughput	tpd	6,000

Average Head Grades
Au	g/t	2.24
Ag	g/t	6.89

Payable Metal
	LOM k oz	957
Au	k oz/yr	116
	LOM k oz	1,961
Ag	k oz/yr	239

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

SUMMARY OF ECONOMICS AT BASE CASE US$1,300/Oz GOLD

Pre-Tax Cash Flow	US $M	$742.6
Avg Pre-Tax Cash Flow per Year	US $M	$90.4
Taxes	US $M	$223.6
LOM After-Tax Cash Flow	US $M	$519.0
Avg After-Tax Cash Flow per Year	US $M	$63.2

Discount Rate	5%
Pre-Tax NPV (US$M)	$405.3
Pre-Tax IRR	47.5%
Pre-Tax Payback (Yrs)	2.0
After-Tax NPV (US$M)	232.1
After-Tax IRR	32.8%
After-Tax Payback (Yrs)	2.4

Au Cash Cost (US $/oz)	$527.26
Au Cash Cost Net of By-Products (US $/oz)	$486.29
Au Cash Cost incl. Sustaining Capital (US $/oz)	$566.93
Au Cash Cost Net of By-Products incl. Sustaining Capital (US $/oz)	$525.97

CAPITAL AND OPERATING COSTS SUMMARY

Capital Costs	Pre-Production ($M)	Sustaining/Closure	LOM
		($M)	($M)
Capitalized Stripping	16.7	13.4	30.2
Contractor Mob/Demob	0.4	0.4	0.8
Process Plant	45.7	2.8	48.5
General Site & Utilities	5.1	0	5.1
Laboratory	1.5	0	1.5
Construction Camp	0.6	0	0.6
Camp Site (Operations)	1.5	0.3	1.8
Administration Facilities	1.1	0.2	1.3
Tailings Facility	13	14.8	27.8
Electrical Supply & Distribution	4.6	0.2	4.8
Water Supply & Distribution	1.8	0	1.8
Royalty Purchase	2.8	0	2.8
Reclamation/Closure	0	14.4	14.4
Indirects	22.4	0	22.4
EPCM	15.4	0	15.4
Owners Costs	4.4	0	4.4
Subtotal	137.1	46.5	183.6
Contingency (20%)	26.9	9.3	36.2
Total Capital Costs	164.0	55.8	219.8

			LOM
Operating Costs			Total
Resource & Waste Mined for OPEX		tonnes	51.4M
Pre-Stripping and Capitalized Waste		tonnes	12.5M
Resource Processed		tonnes	17.8M
Mining‡	US$/t processed	$6.58	$116.7M
Resource Re-handle*	US$/t processed	$0.12	$2.1M
Processing	US$/t processed	$17.75	$315.0M
G&A	US$/t processed	$2.49	$44.2M
Total Operating Costs	US$/t processed	$26.94	$478.0M

‡Mining Cost is based on $2.30/t mined
*Re-handle Cost is based on $0.50/t re-handled

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

SENSITIVITIES

Gold Price US$/oz	$1,000	$1,100	$1,200	$1,300	$1,400	$1,500
Pre-Tax NPV5% US$	186.7	259.6	332.4	405.3	478.2	551.1
After-Tax NPV5% US$	91.5	138.4	185.2	232.1	278.9	325.8
Pre-Tax IRR	27.8%	34.8%	41.4%	47.5%	53.3%	58.8%
After-Tax IRR	17.6%	23.1%	28.1%	32.8%	37.2%	41.4%
Pre-Tax Payback Yrs	2.6	2.4	2.1	2.0	1.8	1.6
After-Tax Payback Yrs	3.3	2.9	2.6	2.4	2.2	2.1

PROJECT DESCRIPTION

The Ana Paula Project is located in the Guerrero Gold Belt in the State of Guerrero, Mexico, roughly half way between the cities of Mexico City and Acapulco. Mexico is a favourable jurisdiction for mining investment with clearly established mining law and regulatory due process as demonstrated by the existence of operating gold mines such as Goldcorp’s Los Filos, located in close proximity to Ana Paula. Furthermore, Torex Gold’s El Limon/Guajes Mine is currently under construction immediately across the Balsas River from the Project. Ana Paula is close to all necessary infrastructure including water, road, power and people.

PREPARATION OF PEA

The PEA was independently prepared by JDS Energy & Mining Inc. (“JDS”) of Tucson, Arizona. A technical report following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 was filed on October 30, 2014on SEDAR and on the Company’s website.

The PEA is based on a mineral resource estimate prepared by Independent Mining Consultants, Inc., Tucson Arizona, USA. This mineral resource estimate has been developed under the direction of Mr. H. E. Welhener. The resource is based on 223 diamond core drill holes aggregating 108,832 metres and containing 77,183 assay intervals, all of which are assayed for gold and silver. The mineral resource estimate has an effective date of August 8, 2014.

The tonnage and grades of the Ana Paula mineral resource* at a 0.46 g/t AuEq cut-off are shown in the table below:

Category					Contained Ounces
	k tonnes	AuEq, g/t	Au, g/t	Ag, g/t	Gold	Silver
Measured	22,767	1.661	1.608	4.90	1,176,748	3,587,101
Indicated	18,243	1.229	1.163	5.95	682,243	3,488,565
Sum M&I	41,010	1.469	1.410	5.37	1,858,991	7,075,666
Inferred	1,904	1.233	1.113	10.85	68,145	664,484

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

*The resources are classified according to their proximity to sample locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Notes and assumptions:

1.	Mineral Resources are not Mineral Reserves until they have demonstrated economic viability
2.	Mineral Resources are reported as undiluted
3.	Mineral Resources were developed in accordance with CIM (2010) guidelines
4.	Mineral Resources are reported using a long-term gold price of $1,450/oz and silver price of $23/oz
5.	Mining costs used are estimated at $1.85/ton plus $0.02/bench below 900m elevation
6.	Processing costs +general and administrative expenses are estimated at $17.25 per tonne
7.	Gold recoveries are estimated at 80%
8.	Silver recoveries are estimated at 55%. A silver divisor of 91.7 was used to calculate equivalent gold. (Silver is assumed to be recovered along with gold during processing.)
9.	Pit slope angles are 55 degrees east-facing, 45 degrees west-facing
10.	Resource QP is H. E. Welhener of IMC
11.	M&I = measured and indicated, Mt = million tonnes, g/t = grams per tonne, Moz = million ounces, Au = gold, Ag = silver, AuEq = gold equivalent
12.	There can be no assurance that all or any part of this resource will be converted into a mineral reserve

PROJECT DEVELOPMENT PLAN

The proposed project concept is to develop a green-fields gold-silver deposit with open pit mining and a gravity/flotation/CIL process plant with a production rate assumed of 6,000 tonnes per day. The PEA forecasts an 8.2 year mine life and a LOM strip ratio (the ratio of waste rock to economic mineralized rock) of 2.60 to 1. A total of 17.8 million tonnes of mineralized resource could be mined and processed with 33.6 million tons of waste and 12.5 million tonnes of capitalized waste. Some of the waste rock would be stockpiled and an undetermined portion may be reclassified as a resource at a later date should metallurgical test work support economic viability. Throughout the life-of-mine, an estimated 957,000 ounces of payable gold and 2.0 million ounces of payable silver would be produced at an average head grade of 2.24 g/t gold and 6.89g/t silver.

METALLURGY AND PROCESSING

A metallurgical test work program for the PEA was carried out on samples of composited drill core selected to represent the first four years of feed to the process plant. The composites were made from six rock types and subjected to direct cyanidation testing, flotation and gravity concentration followed by cyanidation, coarse particle leaching, and mineralogical deportment. The composite responded positively to both direct cyanidation and flotation concentration followed by cyanidation. Test work was conducted by ALS Metallurgy in Kamloops BC and reported January 31, 2014.

The flow sheet selected for Ana Paula consists of a tertiary crushing system, followed by ball mill grinding and gravity recovery, flotation, disposal of flotation tails, leaching of a combined gravity and flotation concentrate, and recovery of precious metals by the carbon-in-leach method. This flow sheet is commonly used throughout the world.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

ENVIRONMENT, PERMITTING AND CORPORATE SOCIAL RESPONSIBILITY

The project area is not within an environmental protection area. Formal environmental baseline studies have not been initiated but will be required to obtain the environmental permits for future mining operations. Communication with the local community, private land owners and the “Ejido” (cooperative land tenure system) was initiated as part of the exploration program.

PEA CONTRIBUTORS

Qualified Persons and QA/QC

The technical information in the PEA and subsequent news release were prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 (“NI 43-101) and reviewed by Mr. Thomas H. Bagan, a Qualified Person. The field programs and selection of the metallurgical samples from Ana Paula were carried out under the supervision of Dr. Craig Gibson, PhD, CPG, and a Qualified Person under NI 43-101.

The PEA was conducted under the overall direction of Mr. Michel Creek, of JDS Energy and Mining, Inc. of Tucson Arizona. Mr. Creek is a JDS Project Manager and an independent “Qualified Person” under NI 43-101 who has verified the technical and scientific information and prepared the economic analysis included. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Project.

Under Mr. Creek’s review, the following Qualified Persons contributed to their respective sections:

Kelly McLeod, P.Eng,	JDS – Mineral Processing and Recovery Methods
Tony Loschiavo, P.Eng,	Associate, JDS – Mine Design
Dawn Garcia, CPG	JDS – Environmental Studies, Permitting, & Social
Robert Matter, P.E.,	JDS – Infrastructure and Tailings
Herb Welhener	SME, IMC Inc. – Mineral resource estimate and data verification
Craig Gibson, P.Geo, PhD	Prodemin, SA de CV – Geology, project description, drilling, etc.

4.	Other Developments

Significant developments are reported for the first quarter starting August 1, 2014 and ending October 31, 2014, and include subsequent developments up to the date of this report. Final drill results were received on August 2, 2014 for drill hole AP-14-232, an exploration drill hole completed in the Tejocote area during the previous quarter. Results from AP-14-232 are very encouraging for a low grade porphyry style of mineralization showing extensive intrusion hosted disseminated gold mineralization over multiple intervals from sub- surface to a drill hole depth of 743 metres (true widths will be less). The Tejocote area is located about one kilometre west and southwest of the current Ana Paula proposed pit. These results will be followed up in calendar year 2015 with ground geophysics and drilling. No drilling was undertaken during this quarter.

In keeping with the Company strategy to reduce land holding costs by eliminating areas of low exploration potential, the company has filed applications to reduce certain mineral right holding in Guerrero and Oaxaca States. All reductions were assessed following extensive field evaluations of all of the Company’s land holdings. Only those areas interpreted to have low to no mineral exploration potential have been reduced. The claim reductions were filed this quarter and remain in progress at the Mines office as of the date of this report.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Table 1.0
Land Position (mineral claims) as of the date of this MD&A

PROJECT	CLAIM	HECTARES	DATE	CLAIM	EXPIRATION
			GRANTED	NUMBER	DATE

AUREA NORTEPROJECT, GUERRERO STATE
	EL COYOTE	13,535.84	Jun-15-04	222224	June-14-54
	COSMOS	7,245.42	Jun-14-05	224813	June-13-55
	COYOPANCHO	3,833.79	Feb-03-05	223694	Feb-02-55
	CUETZALA	8,282.00	Jun-14-05	224814	June-13-55
	LA MORENITA	200.00	May-03-05	224383	May-02-55
	DON JESUS	1,518.65	Jan-17-08	231103	Jan-16-58
	ESTEFANIA	8,177.05	Jan-17-08	231104	Jan-16-58
	ESTEFANIA FRACC. I	100.00	Jan-17-08	231105	Jan-16-58
		42,892.75

AUREA SURPROJECT, GUERRERO STATE
	OTTAWA	3,452.00	Mar-26-04	221781	Mar-25-54
	EL CONSORCIO	2,367.00	Jul-06-04	222399	July-05-54
		5,819.00

ANA PAULA PROJECT, GUERRERO STATE
	TEMBO	2,243.00	Sep-30-03	220693	Sep-29-53
	TEMBO 2	562.69	Sep-13-05	225486	Sep-12-55
	TEMBO 3	2,821.69	Jan-17-08	231106	Jan-16-58
	APAXTLA 3	1,995.00	Jul-31-02	217559	Jul-30-52
		7,622.38

TAVICHE DISTRICT, OAXACA STATE
	EJUTLA FRACCION 2	10,603.29	Mar-07-08	231537	Mar-06-58

TOTAL		66,937.42

Mineral Properties

On acquisition of the Ana Paula project in 2010, the Company originally controlled a 100% interest in 88,952.42 contiguous hectares within the GGB in 17 individual mineral rights concessions (claims) that were managed as a single claim grouping. As part of the Company’s ongoing plans to reduce claim holding costs through restructuring and claims reductions, the Apaxtla 3 Agrupamiento was granted on July 29, 2014 and received on September 22, 2014. The Tembo Dos and Tembo Tres claims, acquired from Goldcorp as part of the Ana Paula acquisition have subsequently been re-assigned to the Aurea Norte Property to maintain contiguous project boundaries. Certain claims within the GGB land position are subject to underlying royalty agreements.

The Company also controls 10,603.29 contiguous hectares in Oaxaca State with no underlying royalties.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

As part of the planned reductions in holding costs, the Company has completed applications to reduce individual claims, with final acceptance pending from the mines office as of the date of this report. If current applications to reduce the Companies mineral rights concessions are accepted as filed, the total land holdings will be as reported on Table 1.

All projects are kept in good standing with tax and assessment work requirements in accordance with Mexican mining law. The Company has investigated all of its mineral properties and, to their best knowledge, title to all properties are in good standing.

Mineral Properties Update

The Company operates its land position as four projects or properties, including the Ejutla 2 property of the Taviche Mining District in Oaxaca State, the early stage Aurea Norte and Aurea Sur properties and the advanced exploration stage Ana Paula project, all located in the Guerrero Gold Belt of Guerrero State. An application to terminate the Ejutla Fraccion 1 claim was completed during the previous quarter after an evaluation determined it had only limited potential for mineralization.

Members of Newstrike’s management team are from the original Teck Exploration-Miranda Mining team that were responsible for pioneering exploration of the GGB and for the subsequent discovery and sale of all of the major assets in the GGB, a track record they continue to build on with the most recent discovery at the Company’s flagship Ana Paula deposit. Today the GGB hosts a growing inventory in excess of 31.31 million ounces of gold and 166.57 million ounces of silver in all categories, including inferred, as detailed in Table 2.0.

The company continues active exploration on the Ana Paula, Aurea Norte and Ejutla 2 land holdings, through mapping and sampling programs and is currently completing a compilation of all exploration data in preparation for calendar year 2015 exploration plans.

During this period final assay results were received from a total of 1,762 geochemical samples from all projects (Table 3.0) . This includes 1,379 outcrop chip samples, 247 re-assays of coarse rejects and 19 re-splits of historic drill holes from the San Luis area on the Aurea Norte property, and 117 samples from new exploration drilling. This also includes 197 assay results from outcrop chip samples received subsequent to the end of this quarter. Additional engineering studies required to advance the Ana Paula project are underway.

Table 2.0
Gold and silver inventory in the GGB

Company*	Project	Category	Tonnes (M)	Au g/t	Ag g/t	Au Moz	Ag Moz
NEWSTRIKE	Ana Paula	M+I	41.0	1.41	5.37	1.86	7.08
		Inferred	1.9	1.11	10.85	0.68	0.66

Goldcorp	Los Filos	P & P	310.37	0.80	5.46	7.95	54.52
		M & I	81.26	1.07	7.59	2.79	19.82
		Inferred	191.67	0.82	5.97	5.03	36.79

Torex Gold	Limon-Guajes	P+P	48.8	2.61	4.35	4.09	6.81
		M & I	55.2	2.79	4.71	4.95	8.36
		Inferred	9.2	1.95	3.86	0.58	1.14
	Media Luna	Inferred	39.9	2.63	24.46	3.38	31.39
GGB Total		P+P and M+I	536.63			21.64	96.59
		Inferred	242.67			9.67	69.98

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Table 3.0
Summary of sample results received from August 1st, 2013 through to the date of this report.

Program	Sample Type	Assayed
Ana Paula	("AP")
Drilling	Drillcore	117
	AP Sub-total	117
Aurea Norte	("AN")
Surface	Outcrop	1,102
Drilling	Re-Splits historic drillcore	19
QA/QC	Historic Coarse Rejects	247
	AN Sub-total	1,368
Ejutla	("EJ")
Surface	Outcrop	277
	EJ Sub-total	277
TOTAL		1,762

Surface Access and Permitting

Surface rights in Mexico are held as individual private parcels or as communally owned lands (Ejidos). Surface rights are separate from and overlie mineral rights concessions. Both rights are Federal legal entities where surface rights are governed under Mexico’s Agrarian Laws and mineral rights are governed under established Mining Laws that hold legal precedence over Agrarian laws. The Company maintains a policy of good corporate citizenship in the communities in which it operates, with a focus on building the foundations for project sustainability. It is a part of this policy to seek surface access agreements with the surface owners affected by the Company’s exploration activities prior to initiation of those activities and to assist with the property boundary survey and certification process. The Company intends to continue seeking both temporary and permanent surface access solutions on the Company’s exploration projects as certain exploration milestones are reached. All necessary permits and environmental reports necessary for current activates have been completed. The Company holds long term surface access leases to 6,798.96 hectares on all projects, sufficient for exploration requirements. Another 1,025.33 hectares are owned outright at Ana Paula covering most of the pit area and mine installations. Additional land access leases and land purchase agreements will be required as the projects are advanced. No additional surface access contracts were finalized this period.

Ana Paula Surface Access: As of the end of this reporting period the Company controls surface access to 2,026.32 hectares overlying and surrounding the Ana Paula exploration target area, where 1,025.33 hectares are owned outright and approximately 1,000.99 hectares are under contract in 63 separate ten year access agreements.

Aurea Norte Surface Access: As of the end of this reporting period the Company controls surface access to 300.64 hectares in 31 separate one and ten year agreements, comprising several contiguous and non - contiguous land parcels necessary to execute the existing drill proposals. Additional surface access will be required as exploration advances.

Oaxaca Surface Access: The Company controls surface access to 5,497.33 hectares in two separate surface access agreements.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Guerrero Gold Belt Properties

The GGB is a producing world class gold mining district related to a gold-bearing iron skarn mineralizing system where gold is associated with contact replacement, stockwork and disseminated mineralization hosted in a sequence of limestone and shale intruded by a series of dikes, sills and stocks of Tertiary age. Gold deposits in the GGB tend to occur in clusters located around a series of northwesterly trending 62 to 66 million year old intrusions of common provenance that outcrop over a 55 kilometre strike length.

The potential for the district to produce large bulk mineable near surface deposits with upside for continuing discovery was initially demonstrated by the nearby Los Filos mine (Goldcorp Inc., TSX: G); purchased as a 2.5 million ounce resource in 2003 from Newstrike’s predecessor companies, as of December 30, 2013 Los Filos includes 10.74 million ounces proven and probable and measured and indicated (P+P and M+I); with another 5.03 million ounces gold inferred. This record of growth was repeated by Torex who purchased the Morelos project as a 3.2 million ounce gold resource in late 2009; also from Newstrike’s predecessor companies. Today their deposits have grown to 5.4 million ounces gold (P+P and M+I), and 4.58 million ounces gold inferred. Newstrike Capital intends to continue the GGB track record of growth through new discovery and through ongoing exploration at their flagship Ana Paula discovery, which, as of the PEA announced Sept 15, 2014, has a 1.86 million ounce gold resource (M+I) and 0.68 million ounces inferred. The Company holds a strategic position within the GGB that they continue to advance with active and ongoing exploration. Exploration plans for calendar year 2015 include additional surface mapping and sampling, geophysics and drilling to be completed concurrently with pre-feasibility studies at Ana Paula.

ANA PAULA PROJECT

On June 24, 2010 the Company acquired from Goldcorp a 100% ownership in four mineral claims totaling 7,622 hectares situated in Guerrero State, Mexico. All mineral claims included in the purchase are subject to a 3% Net Smelter Return royalty (“NSR”) to Goldcorp. The claims are located within the Company’s existing GGB mineral claim holdings for a combined total of 88,952.42 hectares. The Company will have the right, upon completion of a feasibility study as defined by NI43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study, to a maximum of US$6,000,000.

Exploration and Drilling

The Ana Paula project is host to the Ana Paula deposit, situated within a northerly trending structurally controlled package of deformed carbonaceous limestone, limestone, and shale that were intruded multiple times during the GGB intrusive event ± 60 to 66 million years ago. Hornfels and skarn alteration occurred early and is associated primarily with intrusion contacts. Late epithermal style sulphide rich gold mineralization overprints pre-existing contacts and structures, occurring most predominantly along lithological contacts, disseminated within intrusions, as stockwork veining, along fractures, and in the matrix of tectonic and other breccias. Sulphide replacement of skarn, hornfels and existing breccias is common.

A high grade multilithic breccia (B1) and associated alteration halo comprised the B1 Breccia zone that is host to the bulk of the gold mineralization, occurring in a sulphide rich environment as free gold and associated with arsenopyrite and pyrite. This unit was the focus of metallurgical studies completed to date, which have successfully demonstrated that the B1 breccia is amenable to conventional extraction methods (C.I.L of flotation concentrates and whole ore among others). The B1 lithological breccia has an average grade of 9.76 grams per tonne gold and 10.0 grams per tonne silver. The surrounding alteration halo has an average grade of 3.74 grams per tonne gold and 4.25 grams per tonne silver, for a composite average of 5.38 grams per tonne gold and 6.49 grams per tonne silver (NI43-101 PEA Report, filed October 30, 2014). The B1 breccia outcrops at surface and has been intersected in drill core at vertical depths of approximately 700 metres where drill hole AP-11-70 intersected 33.00 metres of 12.39 grams per tonne gold and 10.7 grams per tonne silver from 677.50 to 710.50 metres downhole. This includes an interval of 15.00 metres of 26.09 grams per tonne gold and 21.1 grams per tonne silver from

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

677.50 to 692.50 meters downhole (November 23, 2011 press release). All widths are downhole intersections as true widths are not known at this time. True widths can be expected to be less than the reported downhole interval. The B1 breccia zone is located in the footwall of a fault that separates it from a low grade breccia (B2), in the hanging wall of the fault. The B2 breccia zone outcrops at surface and includes a disseminated intrusion hosted gold mineralization in a more oxidized environment that returned a column leach recovery of 84.1% (June 26, 2014 press release). As reported in the PEA, the B2 breccia zone has an average grade of 0.93 grams per tonne gold and 5.06 grams per tonne silver. It remains open along strike and down dip and is not yet completely delineated by drilling. The B2 intrusion presents a heap leach opportunity that remains to be evaluated with additional drilling and metallurgical studies.

The B1 breccia is a discordant structurally controlled body hosted within and oblique to a mineralized sedimentary and intrusive structural and stratigraphic domain (SZ) that trends northerly and dips moderately to the west. The SZ mineralization is associated with a series of intrusive sills or dikes that approximately parallel stratigraphy. Gold is generally hosted within the intrusions in veinlets and stockworks, but is also disseminated in the intrusions and in semi-massive sulphides as replacements of hornfels and contact skarn and in breccia that occur at contacts. As reported in the PEA, the SZ mineralization has an undiluted composite average grade of 1.0 grams per tonne gold and 3.9 grams per tonne silver. The SZ corridor extends over 1.2 kilometres northerly from the B1 breccia and remains open along strike and at depth. Much of the SZ material lies outside the constraints of the open pit model proposed in the PEA report and, as such, is excluded from the reported resource estimate. There is an opportunity to increase the resource through further engineering studies including additional drilling, geotechnical and metallurgical studies among others. Additional opportunity aimed at maximizing the resource from a mining perspective may also exist through the application of selective mining techniques, ore blending, currently untested heap leach opportunities and underground mining opportunities that all remain to be evaluated as of this date.

The B2 breccia is hosted within a dominantly intrusive domain of coalescing dikes or sills that form a stock like body intruding limestone and shale sediments that are lithologically similar to the SZ sediments. The sediments are locally altered to hornfels and skarn and locally replaced by sulphides, occurring as rafts and remnants in the heart of the intrusive complex. The intrusive domain is partially separated from the B1 and SZ units by the fault that separates the B1 and B2 breccias, and it partially intrudes this fault and the SZ stratigraphy to the north, suggestive of multiple intrusive phases. The Intrusive domain extends west and southwest of the proposed pit to include the Tejocote exploration area, located about 1.2 kilometres west and southwest of the center of the proposed Ana Paula open pit. Tejocote is host to a dominantly intrusion hosted low grade porphyry style of mineralization that has been the focus of new exploration drilling in 2014 with results providing very strong encouragement for continuing exploration.

During this reporting period starting August 1, 2014 and through to the date of this MD&A the Company received results from 117 samples collected for geochemical analysis from drill core half splits from drill hole AP-14-232, the final drill hole in the 2014 exploration program whose results complete the program on a high note.

AP-14-232 tested the intrusion hosted mineralization in the Tejocote area as a follow up to results received from AP-14-231 located 420 metres south (Table 4.0) . Both drill holes are inclined holes to the southeast. Assay results show strong and consistent low grade intrusion hosted mineralization in a geological setting similar to the Los Filos exploration model and include a 564.9 meter intersection from 136.25 to 701.15 metres downhole that averages 0.21 grams per tonne gold and 1.46 grams per tonne silver without using grade protocols. These reported widths are downhole widths, not true widths, which are not known at this time. True widths should be considered to be less than reported downhole lengths.

These results confirm results obtained in the previous quarter from drill hole AP-14-231, which also intersected gold mineralization from 7.42 metres to 727.59 metres downhole as highlighted in Table 5.0, which presents weighted grade averages over 0.5 gram- metres for both drill holes. A complete table of mineralized grade intervals above a 0.2 gram per tonne gold cut -off is available for all drilling completed to date on the Company’s website at www.newstrikecapital.com. The Company is very encouraged by these early drill results and from other similar results obtained from the Tejocote exploration drilling. It should be noted that none

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014 of the mineralization from this area is included in the current resource estimate for Ana Paula. Additional geophysics and drilling is planned for this area in calendar year 2015 that will be run concurrently with planned engineering studies required to advance the Ana Paula deposit to prefeasibility. Prefeasibility studies planned for the 2015 calendar year include additional drilling, geotechnical and metallurgical studies.

Drill holes completed at Ana Paula are mostly inclined east at angles of 45 or 60 degrees varying to 90 degrees (vertical). All drilling was completed with HQ (63.5/96.9 millimetre) diameter diamond core drill core rods, reducing to NQ (45.0/75.7millimetre) diameter core barrels if needed. Deeper drill holes (greater than 1000 metres) use PQ (85.0/122.6 mm) diameter core rods reducing to HQ or NQ diameter as necessary. Core rod dimensions given include inner and outer rod diameters in millimetres (mm). Core recovery averages 97%. The average drill hole spacing is approximately 50 metres in the main part of the Ana P aula deposit, with a range of from 25 to 50 metres in the high grade “Breccia Zone” and from 50 to 150 metres to the north and south pit extremities. True widths of the mineralization can vary across the scale of the project area. In general true widths can be expected to be less than the intervals reported. A complete discussion of all drill results can be found in the MD&A reports dated January 31, 2011 through July 31, 2014.

Figure 1.0

Drill hole locations for AP-14-231 and 232 relative to potential pit shape (blue outline), plan view. Ana Paula project pit shape after Welhener et al, 2013

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Table 4.0
AP-14-231 and AP-14-232 drill hole collar locations, Tejocote.

Drill hole	E_WGS84	N_WHS84	Elev_m	Azimuth	Inclination (-)	Depth
AP-14-231	408915.00	1997663.00	1017.72	160.0	55.0	766.15
AP-14-232	408873.00	1998079.00	1048.19	155.0	60.0	751.75

Table 5.0
AP-14-231 and AP-14-232 weighted grade thickness greater than 0.5 gram-metres gold.

Drill hole		From (m)	To (m)	Interval (m)	Au g/t	Ag g/t
AP-14-231		7.42	10.31	2.89	0.450	4.6
		17.33	30.72	13.39	0.345	2.4
	includes	18.46	27.54	9.08	0.425	3.1
		165.07	166.29	1.22	0.464	10.8
		178.27	188.66	10.39	0.684	12.0
		268.90	269.30	0.40	1.685	1.0
		318.00	329.80	11.80	0.303	1.5
		335.50	339.05	3.55	0.226	2.3
		345.00	349.80	4.80	0.266	2.2
		390.68	394.30	3.62	0.454	1.3
		399.15	417.00	17.85	0.320	4.2
	includes	405.05	412.00	6.95	0.440	3.3
		426.40	447.35	20.95	0.231	1.2
		467.20	468.70	1.50	1.315	5.3
		471.70	473.20	1.50	0.332	3.0
		483.35	489.25	5.90	0.497	2.4
		552.80	555.28	2.48	0.277	5.4
		586.53	587.61	1.08	0.615	27.4
		625.50	629.02	3.52	1.131	13.9
		632.55	633.45	0.90	0.628	28.2
		726.25	727.59	1.34	0.610	9.8
AP-14-232		136.25	138.50	2.25	0.669	7.0
		175.35	177.10	1.75	0.335	4.3
		221.30	224.20	2.90	0.307	0.9
		235.00	237.50	2.50	0.481	3.9
		265.10	268.30	3.20	1.819	9.5
		277.60	294.10	16.50	0.333	2.0
		301.60	303.85	2.25	0.346	1.4
		307.54	308.60	1.06	0.711	6.2
		314.40	321.00	6.60	0.412	9.0
		345.20	349.40	4.20	0.283	1.6
		362.62	366.35	3.73	0.663	3.2
		403.10	411.08	7.98	0.242	1.2
		425.50	451.20	25.70	0.355	1.9
		434.70	447.60	12.90	0.438	1.0
		483.80	488.60	4.80	0.245	1.5
		491.78	495.63	3.85	0.263	3.2
		500.50	504.05	3.55	0.358	7.7
		508.60	509.50	0.90	0.718	4.0
		542.58	558.36	15.78	0.346	0.6
		564.38	569.65	5.27	0.255	0.5
		574.30	594.50	20.20	0.391	0.9
		601.16	657.40	56.24	0.533	2.6
	includes	614.45	646.60	32.15	0.680	3.5
	and	614.45	622.75	8.30	1.030	2.6
	includes	629.60	646.60	17.00	0.668	4.8
	and	630.45	636.50	6.05	0.978	4.1
		682.88	695.87	12.99	0.297	1.6
		698.32	701.15	2.83	0.230	0.6

O-14

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

AUREA NORTE PROPERTY

The Aurea Norte property is a large early stage exploration property that has potential to host GGB style mineralization. In addition, at least one VMS target has been identified on the western portion of the property. Aurea Norte is external to and surrounds the Ana Paula Project, host to the Ana Paula deposit, the subject of the PEA announced September 15, 2014 (Figure 2.0) .

The eastern portion of the Aurea Norte property has been the focus of exploration to date as it is host to the San Luis and the on strike extension of the Ana Paula mineralized trends. The trends are parallel and form northerly trending topographic highs separated by a low valley, each extending over 10 kilometres. The trends are defined by anomalous surface geochemistry, favourable structures and outcrop geology, and coincident underlying geophysical anomalies. The western portion of the Aurea Norte property is also host to other strong exploration targets as identified from airborne geophysics and from surface mapping and sampling programs (Figures 2.0 and 3.0) . The western portion is not the current focus of exploration activities.

Figure 2.0

Total field magnetic composite map showing mines, deposits and exploration targets

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Figure 3.0

ZTEM In Phase 180Hz TPR Map showing ZTEM geophysical anomalies for follow up exploration. Geophysics defines the Ana Paula and San Luis mineralized trends, with co-incident geology and structural indicators and anomalous gold geochemistry from outcrop chip samples. The ZTEM survey covered the eastern half of the Aurea Norte Property and the Ana Paula project area and remains the focus of exploration to date.

O-16

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Exploration Results

During this reporting period starting August 1, 2014 and through to the date of this MD&A, the Company has collected 1,368 samples for geochemical analysis and other technical studies (Table 3.0) . This includes 1,102 rock chip samples from surface outcrops. Outcrop sampling along the San Luis trend has returned widespread anomalous gold mineralization, varying from an average of 141ppb to a maximum of 16.7 grams per tonne gold, and has also returned significant anomalous pathfinder elements (As, Sb, Hg). The best silver assay from outcrop returned 361 grams per tonne silver and 0.7 grams per tonne gold from an argillically altered intrusion located east of Ana Paula. These results will continue to be followed up.

The 2014 exploration drill program was completed in July, 2014, and reported in the year end MD&A dated July 31, 2014. Mapping and surface sampling programs are ongoing and will continue to advance the exploration pipeline. Results of exploration continue to be very encouraging. The 2014 program successfully completed a regional evaluation that identified several new exploration targets for future follow up, assisted with the ongoing claims reduction process and has prioritized existing targets for future exploration plans.

Exploration f o r t h e 2 0 1 5 c a l e n d a r y e a r i s focused on the south eastern portion of the Aurea Norte property (Figure 4.0), and is designed to advance the potential surrounding the Ana Paula deposit. Plans include ground geophysics, mapping and sampling programs and drilling. Additional airborne geophysics to follow up surface results from the western portion of the Aurea Norte property is under review.

Figure 4.0

3D Magnetic susceptibility map showing exploration targets for follow up that surround the Ana Paula deposit.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

AUREA SUR PROPERTY

Exploration on the Aurea Sur property was undertaken by Newstrike’s predecessor company, Aurea Mining Inc., between 2004 and 2007. During that period early stage exploration programs included regional scale mapping and geochemistry programs, acquisition of airborne magnetic data, and an exploratory drill program that included 3,885 metres of core drilling in 10 widely spaced regional drill holes. Skarn alteration was outlined in outcrop and in drill core within a 10.0 by 6.0 kilometre area that warrants continuing exploration (Figure 2.0) . The project is currently inactive, but is kept in good standing by the Company for future exploration programs.

TAVICHE DISTRICT, OAXACA

Newstrike has a 100% ownership in the Ejutla Fracc. 2 (“Ejutla ” or “the property”) mineral concession that lies within the established silver and gold bearing polymetallic low sulphidation epithermal Taviche mining district in Oaxaca State, Mexico. Mineral rights were acquired through direct staking in 2007 (Table 1.0) . The property is located between two low cost operating narrow vein underground mines; the San Jose mine owned by Fortuna Silver Mines Inc., about 20 kilometres to the west of Ejutla; and the Águila mine owned by Gold Resources Corporation, located about 25 kilometres to the east of Ejutla. The property is underlain by a Tertiary rhyolite-rhyodacite sub-volcanic suite and is crosscut by the northwesterly trending Las Casas and Duraznillo Structural corridors; two parallel corridors interpreted as forming part of an extensional rift environment. Extensive underlying gold- silver bearing low sulphidation epithermal style of vein mineralization is hosted within both structural corridors. This setting is comparable to other deposits of the central Taviche Mining District.

Las Casas Structural Corridor

Results from mapping and sampling programs have successfully identified parallel and anastomosing narrow vein systems at surface that trends northwesterly over an eight kilometre strike length and up to three kilometres in width, including the Mezcalera - Loma de Horno and the Jarillas vein systems. A ground magnetic and IP geophysical survey by TMC Geofísica of Mazatlán, Sinaloa, completed previous to this reporting period in May, 2013, successfully identified several sub-parallel anomalies co-incident with the trend of the veins mapped and grid sampled at surface.

Results have suggested that the present day surface exposure of veins within the Casas structural corridor occurs near the original paleo-level of deposition of a hot springs system, which implies that potential exists for a zone of precious metal deposits common to these systems to be preserved at depth. Results warrant follow-up where strongly anomalous gold, silver, arsenic, antimony and mercury values from outcrop samples are associated with coincident underlying geophysical anomalies. In addition, the discovery of silicified limestone and mineralized porphyry intrusion in outcrop suggest potential may exist on the property for a porphyry or skarn style of mineralization similar to other known deposits of the area (Mina Águila, Cobre Grande).

Duraznillo Structural Corridor

Work continues to advance the Llorona-Duraznillo parallel vein systems discovered within the Duraznillo structural corridor during the calendar year 2013 exploration program. Exploration results indicate anomalous geochemistry mapped over a 1.5 kilometres strike length and a width of 750 metres, but is still open. The vein systems consist of a series of discrete veins and anastomosing veins and veinlets that display breccia and drusy textures and are associated with a northwest trending felsic dike swarm. Manganese, pyrite, and arsenopyrite(?) are locally observed with white quartz. The principal vein striking N40°W and dipping 75°SW has been mapped at the surface for over 500 metres, and averages 1.0 to 1.5 metres in width. The vein occupies a fault that defines the contact between an andesite flow and a dioritic intrusion (Lunceford, 2014).

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Exploration Results

During the period of this report starting August 1, 2014, the exploration has focused on mapping the Loma del Horno area at 1:250 scale. A total of 277 rock chip, channel and grab samples were collected for geochemical analysis (Table 3.0) .

Results from this period include anomalous gold that ranged from 100 ppb to 0.898 grams per tonne. The highest silver assay returned to date was collected with sample number 108621; returning 1,730 grams per tonne silver and 0.178 grams per tonne gold. Detailed mapping will continue into calendar year 2015.

Environmental work was completed this period and an application for drilling planned for 2015 has been prepared and will be submitted in early 2015. Exploration plans for the 2015 calendar year include initial drill testing of the Casas structural corridor with a 5,000 metre drill program that will be ready to get underway in March of 2015 following completion of road building. Ongoing detail mapping and grid sampling and additional ground geophysics will continue to advance both the Casas and Duraznillo structural corridors (Figure 5.0) .

Figure 5.0

Geology, structural corridor and vein location map.
The pre-reduction Ejutla property boundary is outlined in green. Oaxaca State, Mexico

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Quality Assurance and Quality Control (QA-QC)

Newstrike maintains industry standard QA-QC protocols for all aspects of their exploration programs. Sample protocols include systematic insertion of blanks and standards. Analyses have been performed by both ALS Chemex and by SGS. Samples from each lab are selected to be sent to the alternate lab for check assay, with some check samples also analyzed by Acme Labs and BSI Inspectorate. Samples from the Ana Paula and Aurea Norte properties that are analyzed by Chemex are picked up by Chemex personnel at Newstrike’s secure on site warehouse, and transported directly to their Guadalajara sample preparation facilities prior to Chemex shipping the prepared pulps to Vancouver, Canada for analysis. Project personnel deliver samples analyzed by SGS directly to their Mexico facilities and/or the samples are picked up on site by SGS personnel and delivered for processing and analysis to the SGS laboratory in Durango, Mexico. Samples from the Oaxaca surface exploration programs are shipped via established courier services to the respective laboratories for analysis.

All samples are assayed using the respective laboratories certified and industry standard assay techniques for gold and multi-element packages and for over limits; gold is analyzed by 50 gram fire assay with an atomic absorption finish, and other elements are analyzed by multi-element ICP packages.

Grade calculations from Company drill programs are performed according to established protocols for bounding assays, internal barren intervals below a 0.2 gram per tonne gold cut off cut-off and for high grade spikes greater than ten grams per tonne gold. These protocols are designed to standardize the grade calculation process and to prevent stretching or high grading of the mineralized intervals. Use of these protocols typically results in multiple mineralized intervals being reported for each drill hole that are separated by “barren” intervals. The mineralized intervals may include barren intervals less than five meters and/or high grade spikes greater than ten grams gold that are reported together with the larger grade interval. The “barren” intervals may include discrete intervals of mineralized material that are included in a table of all drill assays grading above a 0.2 gram per tonne gold cut-off available on the Company website at www.newstrikecapital.com. All reported grade intervals are downhole intervals that are based on the original uncut assay certificates as received from the assay labs. They do not include check assays pending at the time of reporting.

Drill holes at Ana Paula and Aurea Norte that are oriented nearly perpendicular to a locally perceived strike and designed to intersect perpendicular to the interpreted dip of the sedimentary geology are interpreted as a close approximation of true width; however, the dip of the geology and of the mineralized intersections varies across the projects and the true widths will also vary accordingly. Until further studies are concluded, true width can be expected to be a smaller percentage of the reported intervals.

The drill program and all project operations including QA/QC are conducted under the supervision of Dr. Craig Gibson, PhD, CPG’ a qualified person under NI43-101 and who has reviewed the contents of this MD&A.

GENERATIVE

Newstrike is building shareholder value through acquisition, exploration and discovery of precious and base metal deposits in Mexico with a focus on gold and silver. New properties are constantly being evaluated for acquisition either individually or through district consolidation. The Company’s generative program continues to evaluate new growth opportunities in keeping with the Company’s policy of identifying and acquiring only high quality exploration properties with a focus on Mexico.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

5.	Overall Performance

Working Capital

The Company’s working capital consists of:

	Oct-14	July 31
	2014	2014
	(Unaudited)	(Audited)
Cash and cash equivalents	$3,654,814	$5,436,411

Trade and other receivables:
Canadian GST/HST *	-	-
Office rent recovery	5,793	5,804
Other	132,897	12,900
Prepaid expenses and deposits	23,009	14,939

Trade and other payables:
Trade payables Canada	(267,321)	(37,752)
Trade payables Mexico	(173,022)	(282,065)
Accrued liabilities	(121,630)	(203,462)
GST allowance *	(262,629)	(251,361)
	$2,991,911	$4,695,414

*

On December 1, 2014, the Company received new re-assessment notices from the Canada Revenue Agency (“CRA”) corresponding to GST filings starting on February 1, 2011, disallowing all input tax credit refunds claimed since that date, including $251,361 of GST/HST refunds already received by the Company. The Company disagrees with CRA’s position and is vigorously defending its claim to these refunds. Due to the uncertainty around CRA’s decisions as well as the length of time necessary to obtain a resolution of this issue, the Company has taken a full allowance against the receivable. The amount allowed for the three months ended October 31, 2014 was $28,636 (2013 - $10,637). The Company has also taken a full provision related to the re-assessments, amounting to $262,629 as at October 31, 2014.

In addition to the working capital outlined above, the Company has Mexican value added tax receivable (“IVA”) as follows:

	October 31, 2014	July 31, 2014
Mexican value added tax (IVA)	$4,181,065	$3,982,086

Due to an administrative slowdown in the processing of IVA refunds, the Company has reclassified a portion of its IVA receivable to non-current assets.

During the three months ended October 31, 2014, the Company received $nil (2013 - $nil) in IVA refunds. The Company is actively following up with the Mexican tax authorities to address the pending issues and bring the process to conclusion.

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Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Equipment:

The Company has the following equipment:

		Computer	Furniture and	Leasehold	Field
	Vehicles	equipment	office equipment	improvements	tools	Total
	$	$	$	$	$	$
Cost
Balance, July 31, 2013	82,576	162,695	68,079	24,663	7,316	345,329
Additions	-	396	1,583	-	-	1,979
Balance, October 31, 2013	82,576	163,091	69,662	24,663	7,316	347,308
Additions	-	-	1,479	-	-	1,479
Balance, July 31, 2014	82,576	163,091	71,141	24,663	7,316	348,787
Additions	-	1,595	-	-	-	1,595
Balance, October 31, 2014	82,576	164,686	71,141	24,663	7,316	350,382
Accumulated depreciation
Balance, July 31, 2013	48,623	75,516	11,099	4,933	705	140,876
Depreciation	3,074	12,183	2,258	25	92	17,632
Balance, October 31, 2013	51,697	87,699	13,357	4,958	797	158,508
Depreciation	9,222	32,665	6,801	3,690	274	52,652
Balance, July 31, 2014	60,919	120,364	20,158	8,648	1,071	211,160
Depreciation	3,074	9,905	1,862	1,243	92	16,176
Balance, October 31, 2014	63,993	130,269	22,020	9,891	1,163	227,336
Carrying amounts
As at July 31, 2013	33,953	87,179	56,980	19,730	6,611	204,453
As at October 31, 2013	30,879	75,392	56,305	19,705	6,519	188,800
As at July 31, 2014	21,657	42,727	50,983	16,015	6,245	137,627
As at October 31, 2014	18,583	34,417	49,121	14,772	6,153	123,046

Exploration and evaluation assets:

The Company holds title to certain exploration and evaluation assets in Mexico (see Table 1 in Section 4, above). The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge; title to all of its properties is in good standing. Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many exploration and evaluation assets.

The Guerrero State group of properties includes 14 exploration claims located in central Guerrero State, Mexico. Eight of the claims are for the Aurea Norte group, two are for the Aurea Sur group, and four for the Ana Paula project. Of the 14 claims integrating the Aurea Norte and Aurea Sur groups, the original vendors of 10 of those claims retained a 2.5% Net Smelter Royalty (“NSR”). Approximately 1/3 of this royalty is held by a director of the Company.

The original owners of the Ana Paula project retained a 3% NSR. The Company will have the right, upon completion of a feasibility study as defined by National Instrument 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6,000,000.

O-22

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

During the fiscal year ended July 31, 2012 the Company entered into a purchase option agreement for the acquisition of certain privately held land parcels. The Company can acquire 100% interest over 3 years by making staged payments totaling 13,101,867 Mexican Pesos. As of October 31, 2014, an amount of 11,464,133.00 Mexican Pesos ($956,103) (to July 31, 2014 – 11,464,133 Mexican Pesos ($956,103)) has been paid.

The Oaxaca State group includes two exploration claims located in the Taviche District of the state of Oaxaca, Mexico.

A description of these expenditures is as follows:

		Guerrero State		Oaxaca State
Year ended July 31, 2014	Ana	Aurea	Aurea	Taviche	Total
	Paula	Norte	Sur	District
Project acquisition:
Balance, July 31, 2013	$3,048,920	$5,380,031	$3,028,752	$181,153	$11,638,856
Additions	440,866	410,861	200,057	79,572	1,131,356
Balance, July 31, 2014	3,489,786	5,790,892	3,228,809	260,725	12,770,212
Project exploration:
Balance, July 31, 2013	22,365,167	2,832,672	306,215	1,884,369	27,388,423
Additions:
Infrastructure	521,375	579,467	38,841	254,291	1,393,974
Exploration management (Note 9)	118,800	39,600	29,700	9,900	198,000
Drilling	955,829	1,067,599	-	-	2,023,428
Remuneration	818,647	856,834	3,741	222,764	1,901,986
Laboratory analyses	557,687	629,682	1,982	27,156	1,216,507
Engineering (Note 9)	823,842	-	-	20,238	844,080
Other	5,733	12,899	5,733	24,364	48,729
	3,801,913	3,186,081	79,997	558,713	7,626,704
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Total	$29,656,866	$11,809,645	$3,615,021	$2,703,807	$47,785,339

Three months ended October 31, 2014	Ana	Aurea	Aurea	Taviche	Total
	Paula	Norte	Sur	District
Project acquisition:
Balance, July 31, 2014	$3,489,786	$5,790,892	$3,228,809	$260,725	$12,770,212
Additions	-	262,713	46,710	39,619	349,042
Balance, Octpber 31, 2014	3,489,786	6,053,605	3,275,519	300,344	13,119,254

Project exploration:
Balance, July 31, 2014	26,167,080	6,018,753	386,212	2,443,082	35,015,127
Additions:
Infrastructure	89,105	172,462	15,547	171,030	448,144
Exploration management (Note 9)	29,700	9,900	7,425	2,475	49,500
Drilling	-	41,395	-	-	41,395
Remuneration	54,136	81,010	728	346,895	482,769
Laboratory analyses	9,841	51,443	-	32,902	94,186
Surveying works & geological studies	-	20,871	-	14,821	35,692
Engineering (Note 9)	190,032	-	-	30,328	220,360
Other	1,600	3,318	1,036	12,111	18,065
	374,414	380,399	24,736	610,562	1,390,111
Balance, October 31, 2014	26,541,494	6,399,152	410,948	3,053,644	36,405,238
Total	$30,031,280	$12,452,757	$3,686,467	$3,353,988	$49,524,492

The note references on the above table relate to the Interim Financial Statements.

In addition, the Company has advanced $105,309 (July 31, 2014: $103,596) to an exploration contractor for future exploration work.

O-23

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Results of Operations

The comparative results for the three months ended October 31, 2014 and 2013 is as follows:

	Three months ended October 31
	2014		2013
		% of		% of	%
Expenses:	Amount	expenses	Amount	expenses	change

Management fees	$112,500	26.79%	$120,500	14.48%	-6.64%

Accounting, audit and legal fees:
Accounting & Audit	26,950	6.42%	13,034	1.57%	106.77%
Legal	15,616	3.72%	3,667	0.44%	325.85%

Consulting fees	-	0.00%	30,000	3.61%	-100.00%
Office and administration:
Administration	58,444	13.92%	43,713	5.25%	33.70%
Travelling	53,974	12.85%	20,083	2.41%	168.75%
Office expenses	36,934	8.80%	32,255	3.88%	14.51%
Director's fees	29,000	6.91%	24,500	2.94%	18.37%
Office rent	18,907	4.50%	22,502	2.70%	-15.98%
Bank charges and iterest	287	0.07%	183	0.02%	56.83%

Regulatory and transfer agent:
Transfer Agent	1,257	0.30%	1,263	0.15%	-0.48%
Filing fees	470	0.11%	(196)	-0.02%	-339.80%

Shareholder communications	78,730	18.75%	250,394	30.10%	-68.56%

Non cash items:
Share-based payments	101,866	24.26%	227,386	27.33%	-55.20%
Amortization	4,911	1.17%	5,680	0.68%	-13.54%
GST allowance *	28,636	6.82%	10,637	1.28%	169.21%
Foreign exchange gain	(148,589)	-35.39%	26,379	3.17%	-663.29%
Loss before other items	$(419,893)	100.00%	$(831,980)	100.00%	-49.53%
Other items:
Interest income	8,788		65,804
Net loss and comprehensive loss	$(411,105)		$(766,176)

The decrease in share-based payments reflects the vesting of stock options, based on the options granted in June 2013 and May 2014.

*	See comment in Section 5, page 21.

Summary of Quarterly Results

O-24

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

	Quarter ended - $
	31-Oct 2014	31-Jul 2014	30-Apr 2014	31-Jan 2014
a) Interest revenue:	8,788	18,066	18,999	63,600
b) Loss for the quarter: → Per share - basic & diluted:	(411,105) (0.00)	(707,446) (0.01)	(3,692,794) (0.03)	(231,392) (0.00)
c) Total comprehensive loss for the period: → Per share - basic & diluted:	(411,105) (0.00)	(707,446) (0.01)	(3,692,794) (0.03)	(231,392) (0.00)
d) Total assets:	57,769,440	57,497,717	57,805,790	57,851,085
e) Total liabilities:	4,016,048	3,966,086	3,731,043	198,064
f) Shareholders' equity:	53,753,392	53,531,631	54,074,747	57,653,021
g) Cash dividends per share:	Nil	Nil	Nil	Nil

	31-Oct 2013	31-Jul 2013	30-Apr 2013	31-Jan 2013
a) Interest revenue:	65,804	48,795	64,310	88,132
b) Loss for the quarter: → Per share - basic & diluted:	(766,176) (0.01)	(802,075) (0.01)	(247,571) (0.00)	(199,833) (0.00)
c) Total comprehensive loss for the period: → Per share - basic & diluted:	(766,176) (0.01)	(802,075) (0.01)	(247,571) (0.00)	(199,833) (0.00)
d) Total assets:	58,025,865	59,137,164	59,271,932	59,334,806
e) Total liabilities:	326,184	898,693	534,720	350,023
f) Shareholders' equity:	57,699,681	58,238,471	58,737,212	58,984,783
g) Cash dividends per share:	Nil	Nil	Nil	Nil

The increased loss for the April 2014 quarter is directly associated with a deferred income tax liability of $3,191,446. The Mexican government recently enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IAS-12 for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, exploration and evaluation assets have book basis but no tax basis for purposes of the royalty

6.	Liquidity

As at October 31, 2014, the Company had cash and cash equivalents, and trade and other receivables, of $3,793,504 (July 31, 2014: $5,445,115), and a working capital of $3,003,179 (July 31, 2014 - $4,695,414). The Company is engaged in the exploration of mineral properties not presently in production. As a consequence, the Company does not presently generate cash flow from operations and it is unlikely that it will generate cash flow from operations in the near future.

O-25

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

7.	Capital Resources

The Company’s ability to raise additional funds from the equity markets will largely depend upon general market conditions, the Company’s ability to achieve certain exploration milestones, and its ability to acquire new properties.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not intend to have any in the foreseeable future.

9.	Transactions with Related Parties

During the three months ended October 31, 2014 and 2013, the Company entered into the following transactions with related parties, which were in the normal course of operations:

	Three months ended October 31
	2014	2013
The Company paid or accrued management fees to Watershed Capital Partners and 0979146 BC Ltd, companies for which Mr. Richard Whittall, Chief Executive Officer of the Company, is a principal:	$60,000	$68,000
The Company paid or accrued management fees to InterAmerica Consulting & Development Inc., a company controlled by Salvador Miranda, Chief Financial Officer of the Company:	31,500	31,500
The Company paid or accrued fees to Ms. Gillian Kearvell, Vice President of Exploration of the Company, that were recorded as exploration management fees in exploration and evaluation assets:	49,500	49,500
The Company paid or accrued fees to Mr. Thomas H. Bagan, Vice President of Corporate Development of the Company, that were recorded as engineering fees in exploration and evaluation assets:	56,250	53,833
The Company paid or accrued management fees Mr. Ashish Abhyankar, Vice President of Finance of the Company:	21,000	21,000
Total directors' fees paid; $1,500 per month to each director: Messrs. Kevin Rathbun, Kenneth Thorsen, Robert Withers, Wojtek Wodzicki, George Brack and Mark Backens:	27,000	22,500
Total committee chairmanship fees paid; $4,000 per annum to each chairman of the committee: Mr. Kenneth Thorsen and Mr. Robert Withers:	2,000	2,000
Total share-based payments (non-cash) allocated to above-noted individuals:	$92,502	$193,975

Included in accounts payable at October 31, 2014 is $87,262 (July 31, 2014: $157,754) due to several of the above-mentioned parties.

10.	Proposed Transactions

There are no specific transactions proposed as at the date of the MD&A.

O-26

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

11.	Critical Accounting Estimates

Please refer to Note 3 of the Interim Financial Statements for a description of the Company’s significant accounting policies.

Financial results are prepared and reported in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”). Further details are included in the ‘Basis of Presentation’ section of Note 2 to the Interim Financial Statements.

12.	Changes in Accounting Policies

There are no changes in accounting policies during the three months ended October 31, 2014, and to the date of this report.

13.	Financial Instruments and Risk Assessment

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, deposits, long-term receivables, and trade and other payables. The carrying value of trade and other receivables, deposits and trade and other payables approximates their fair values due to their immediate or relative short-term maturity. Cash and cash equivalents are measured at fair value using level 1 inputs. The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent that its exploration and evaluation assets are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos or US dollars. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

As at October 31, 2014, all of the Company’s cash and cash equivalents was held in Canadian dollars or Mexican pesos; however, the Company mitigates exposure to currency fluctuations by keeping its funds in Canadian dollars and only supplying cash needs of its Mexican subsidiary on a monthly basis. The Company is affected by changes in foreign exchange rates of Mexican pesos relative to Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company is exposed to foreign currency risk through the following financial assets and liabilities held in Mexico in the following Canadian dollar equivalents:

	October 31, 2014	July 31, 2014
	2014	2014
	$	$
Assets:
Cash and cash equivalents	12,022	45,193
Receivables	4,194,531	3,994,986

Liabilities:
Trade and other payables	173,023	282,065
	4,379,576	4,322,244
% change in currency	10%	10%
Risk on above currency fluctuation:	437,958	432,224

Credit risk

O-27

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and receivables. Cash and cash equivalents are held in large financial institutions in instruments such as term deposits and are considered to have low credit risk. Receivables consist of goods and services tax due from the Federal Government of Canada, and Mexican value added tax (IVA) due from the Government of Mexico.

The Company is currently in a dispute with CRA over its entitlement to goods and services tax refunds. As discussed in note 4 to the Interim Financial Statements, the Company has provided an allowance against this receivable until this dispute is resolved. The Company has been receiving its Mexican IVA refunds although the timing can be unpredictable.

Interest rate risk

The Company limits its exposure to interest rate risk by holding liquid cash equivalents at major Canadian financial institutions and accordingly is not subject to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.

As at October 31, 2014, the Company had cash and cash equivalents of $3,654,814 (July 31, 2014 - $5,436,411) to settle current payables of $813,334 (July 31, 2014 - $774,640).

Market risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of commodities. The Company is exposed to market risks should the fair value of future cash flows from financial instruments fluctuate.

Forward-looking statements

Certain of the statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian securities law. Material forward-looking information includes, but is not limited to statements or information with respect to the resource estimate and potential future exploration and development results and results of studies in respect of the Company's Ana Paula project. We have made numerous assumptions about the material forward-looking information contained herein, including among other things, that prices of gold and silver will remain relatively stable, that applicable permits will be obtainable and that any required financing will be available on reasonable terms. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

O-28

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

Forward-looking information by its nature involves known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among others, the following: the inherent risks and uncertainty involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production and operations; fluctuating prices of metals and other commodities; currency fluctuations; the possibility of project cost overruns or unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; regulatory restrictions, including environmental regulatory restrictions and liability; competition and loss of key employees; political instability in Mexico; the availability of key equipment; the risk of disruption from non-governmental organizations; risks relating to our common shares and the public markets.

Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Although we have attempted to identify factors that would cause actual results to differ materially from those described in forward-looking information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly the reader should not place undue reliance on forward-looking information.

Except as required by law, we do not expect to update forward-looking information as conditions change and the reader of this MD&A is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada.

Management’s responsibility for financial information

The Company’s management is responsible for presentation and preparation of the consolidated financial statements and the MD&A. The Financial Statements have been prepared in accordance with IFRS.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

The Financial Statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Cautionary note for USA readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian securities regulators but not recognized by the United States’ Securities and Exchange Commission.

O-29

Form 51-102F1 Management’s Discussion & Analysis (MD&A) Three months ended October 31, 2014

14.	Other MD&A Requirements

a)

Copies of all previously published financial statements, management discussions, meeting materials, etc., are available on SEDAR at www.sedar.com under the Company’s profile, and on the Company’s website at www.newstrikecapital.com.

	b)	Information pursuant to sections of National Instrument 51-102:

i)

Section 5.3: The Company’s continued operations are dependent upon the discovery of economically recoverable reserves, its ability to complete necessary financing to complete the development of properties, and upon future profitable production or from the proceeds from disposition of its exploration and evaluation assets.

		ii)	Section 5.4: Outstanding share data as at the date of this MD&A:

Common shares issued and outstanding 116,731,458.

Share purchase warrants: Nil

Stock options:

Outstanding	Exercisable	Exercise	Expiry
(#)	(#)	Price ($)	Date
1,580,000	1,580,000	0.53	October 8, 2015
715,000	715,000	0.58	November 29, 2020
350,000	350,000	1.35	March 23, 2021
1,140,000	1,140,000	2.80	August 10, 2021
40,000	40,000	2.82	November 25, 2016
2,450,000	1,470,000	0.70	June 27, 2020
350,000	70,000	0.86	May 20, 2021
6,625,000	5,435,000

c)	General information:

Directors and Officers:

Directors	Officers
George Brack Kevin D. Rathbun Ken Thorsen Richard O'C. Whittall Robert K. Withers Dr. Wojtek Wodzicki Mark D. Backens	Richard O'C. Whittall: President & CEO
Salvador Miranda: Chief Financial Officer and Corporate Secretary
Ashish Abhyankar: Vice President of Finance
Gillian Kearvell: Vice President of Exploration
Thomas H. Bagan: Vice President of Corporate Development

Contact information:

Corporate and strategic	Exploration and technical	Administration and finance
Mr. Richard O'C. Whittall President & CEO Telephone (+1) 604-605-4654 rwhittall@newstrikecapital.com	Ms. Gillian Kearvell VP Exploration Telephone (+1) 604-484-9849 gkearvell@newstrikecapital.com	Mr. Salvador Miranda CFO & Corporate Secretary Telephone (+1) 604-806-6110 smiranda@newstrikecapital.com

* * * * *

O-30

APPENDIX P
TIMMINS BOARD CHARTER

1.	GENERAL

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to supervise the management of the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Further to the Company's corporate purposes and obligations under,

o	the legislation of Canada and British Columbia, including employment, tax and securities legislation;
o	applicable regulations including those of Canadian securities commissions, administrators and stock exchange;
o	applicable legislation and laws for subsidiaries, and;
o	contractual obligations as applicable to employees, shareholders, and creditors,

and in particular, in accordance with the recommended guidelines established by National Policy 58-201 Corporate Governance Guidelines ("NP 58-201”) for listed issuers on the TSX or TSX Venture Exchange in Canada, the Board of Directors of the Company (the "Board") has adopted this Charter and overview of the Corporate Governance Policies for the Company.

2.	BOARD OF DIRECTORS

2.1       The Board of Directors is responsible for the strategic direction and oversight of the Company for the long-term balanced best-interests of the Company and its subsidiaries in a lawful and responsible manner, in accordance with the applicable legislation, regulations and the memorandum and articles of the Company. The Board will develop the Company's approach to corporate governance including principles and guidelines specifically applicable to the Company.

2.2       Regarding the principles of independent directors to promote informed, unbiased decision-making, an independent director is defined as one who has no direct or indirect material relationship with the issuer. A material relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

Independence is clarified in the context of conflicts of interest matters described in section 7 below, and will be further clarified by interpretive statements or guidelines by the Board from time to time, including a board-composition profile to assist in the identification, nomination, and development of directors, to review the matrix of skills, expertise and independence for the Board in future, appropriate for the age and stage of the business and the Company.

3.	BOARD CHARTER AND MANDATE

3.1       The role of the Board and of each director is that of strategic oversight: to identify the short and long term values and approve the strategic direction of the Company and the corporate group, and; to periodically assess the performance of the Company against such strategic plans and policies.

3.2       The authority and responsibilities of the Board include developing the Company's approach to corporate governance including a set of corporate governance principals and guidelines that are specifically applicable to the Company, and:

o	To identify the principal risks of the Company's business and to create and implement appropriate systems to manage these risks;

o	To consider opportunities and risks of the business, and strategic alternatives, and to select and approve an annual strategic plan;

o	To approve an annual operating plan and any capital budget plans;

o	To satisfy itself that the Company has effective internal controls and management information systems;

o	To select a Chief Executive Officer and President, approve all key executive appointments and compensation, and to monitor the executive development process to ensure management continuity;

o

To satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

o	To approve a system for succession planning for the Chief Executive Officer and President, and all key executive appointments, including appointing, training and monitoring senior management;

o	To appoint a Chair of the Board and/or a chair for each meeting of the Board;

o	To plan for and budget financial and other resources sufficient to meet its commitments as due to lenders, employees, and other stakeholders;

o	To take action, separate from management, on issues that require the independent action of the Board or one of its committees;

o	To require and oversee effective programs for workplace safety and environmental practices, and to operate in accordance with applicable laws, regulations and permits, and;

o

To require and oversee measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities; and through its Chief Executive Officer or President, to receive and consider responses and other communications.

4.	STATEMENTS OF ROLES AND RESPONSIBILITIES

4.1       Board and Management. The Board has delegated the day-to-day management of the business and affairs of the Company to executive officers and management, including operations in the ordinary course of business, subject to directions or guidelines on material expenditures or strategic matters. The authority for any responsibility which is not expressly delegated remains with the Board. It is the continuing obligation of the senior corporate executives to bring to the Board's attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations.

4.2       Directors and Board Chair. The Board has developed a written statement of the role of the Directors and the Board Chair, and mandates for each committee and committee chairs. The duties of the Directors individually, and the Chair in his or her oversight role for the Board itself, are generally,

o	To act honestly and in good faith with a view to the best interests of the Company, and;

o	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

Principles of informed, effective exercise of authority are developed through the governance policy and governance platform documents, board briefings and guidelines. The Chairman of the Board and the chair of each Board committee have the authority to require effective functioning of the Board and each committee, as applicable.

4.3       Chief Executive Officer and President. The Board has developed written statements of role and responsibilities for the Chief Executive Officer and for the President, for shared and collaborative leadership with a focus on corporate affairs, governance and financing for the Chief Executive Officer, and operations and community relations for the President.

4.4       Board Committees. The Board has developed written mandates and responsibilities, including the role of committee chairs, for its Committees, which are currently:

(a)	Corporate Governance and Nominating;

(b)	Compensation;

(c)	Finance;

(d)	Operations; and

(e)	Audit.

A brief overview of each committee mandate is provided in sections 8-10 below.

5.	ORIENTATION AND CONTINUING EDUCATION

5.1       As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are and will be provided with

o	an integrated Board Manual of principles, policies and practice tools for board governance, and;
o

access to online data through, (a) an integrated website at www: timminsgold.com, (b) public information on the Canadian SEDAR system, and, (c) if available online, additional restricted access for directors to confidential but relevant corporate data.

5.2       New directors will meet with the Chief Executive Officer, President and Chief Financial Officer to review the Company's business, operations and finances, and new directors are encouraged to visit the Company's principal properties for operational briefing accompanied by a senior operations executive.

5.3       An annual Board meeting will be scheduled at one of the Company's principal properties. An annual strategic planning meeting will allow for identification of director education and information matters.

5.4       In addition to reasonable information support from executive officers and committees of the Board, individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have added to or maintain their professional standings and competence. With Corporate Governance and Nominating Committee approval, a director may attend an educational course or upgrading at the Company's expense.

5.5       In addition to the Corporate Governance and Nominating Committee's responsibilities for annual assessments, the Chair of the Board may monitor and report to the Board on his or her assessment of the effectiveness of each director in the context of guideline protocols to be reviewed each year when the Board considers the number of directors and recommends nominees for election to the shareholders.

6.	BUSINESS CONDUCT

The Board has the responsibility and authority to set the tone for the conduct of its management and employees in carrying on business.

6.1       The Board has adopted and will maintain a written Code of Business Conduct and Ethics (the "Code"), which identifies the key principles of corporate governance and conduct. This Code is available on the Company's website (www.timminsgold.com) and on the System for the Electronic Distribution and Retrieval of Documents ("SEDAR"), and alternatively, copies may be obtained directly from the Company. The Board has structured integrated statements on business conduct as the Code which provides purposes and principles, and a series of statements of business conduct standards as guidelines to clarify the application of principles in practice for internal use. These guideline Statements of Business Conduct Standards include matters of employment and environmental concern, and commercial conduct.

6.2       The Board is responsible for monitoring general compliance with the Code, although the Board relies on management to actively monitor the Code, the Board will both periodically review conduct concerns and oversee internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

6.3       The Code is included with the orientation of all directors, officers, management and employees, and on the corporate website. It will be periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updated.

6.4       The Board will support the work of the President and Chief Executive Officer on initiatives for a corporate social-enterprise program with integrated community health, welfare and education, and environmental components.

7.	INDEPENDENCE AND POTENTIAL CONFLICTS OF INTERESTS

7.1       The Board recognizes the importance of informed and unbiased decisions through practices including those for independent directors and attention to conflicts of interests.

7.2       The Board will provide policies on the definition and initial assessment of director independence and conflicts-of-interests on nomination, and ongoing assessment of independence as circumstances change. Practices include interpretative statements and expert counsel on independence in governance, and a statement of business conduct on conflicts-of-interest, including related reporting, administration and procedures. The role of independence has been balanced with available resources and personnel in an emerging corporate enterprise situation. The Board must comply with the conflict-of-interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, to promote the unbiased exercise of independent judgment generally, and particularly in considering transactions and agreements in respect of which a director or officer has or may have a material interest.

7.3       The Board will provide further guidelines to define independence, and a process to identify and assess conflicts of interest, from time to time. Examples include:

o

Any interested director is required to declare the nature and extent of his or her interest in a timely way. All such matters involving senior management or directors must be disclosed to the Board regardless of whether they may appear to be immaterial.

o	In balancing the interests of the Company, he or she may be excluded from all discussion on the matter and is not entitled to vote at meetings of directors which evoke such a conflict.

o	The Chair of the Board, when appointed, will be "independent" within the meaning of NP 58-201.

o

The independent directors may hold regularly-scheduled meetings or ad hoc meetings which only they attend, either of the Board or of any Board committee, and on request to the Chair or when the Board considers it to be appropriate to do so, non-independent directors will be asked to step out of Board meetings so that independent directors may meet in executive session.

8.	NOMINATION MATTERS

8.1       The Board has provided and will maintain a written mandate for a Corporate Governance and Nominating Committee. Authority for Committee decisions on compensation, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee.

8.2       The Board has and may approve further guidelines such as a board-profile matrix of desirable experience and education, and the use of search consultants and industry director registries, from time to time. All directors will be asked to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be "independent" within the meaning of NP 58-201 and the Company's Board Guideline: Independence.

8.3       The nominations authority and responsibility of the Corporate Governance and Nominating Committee will include considering annually the size and composition of the Board and its committees, and the qualifications of incumbent directors; reviewing and updating the board-profile matrix; recommending to the Board such changes to the board profile as it sees fit; identifying and recommending, annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board (or advising of interim processes); providing an appropriate selection process for new nominees to the Board; developing position descriptions of directors, including identifying required competencies and characteristics of potential directors; reviewing changes in applicable laws on director qualifications and nominations, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functions of corporate governance and nominations, including Board and Committee performance.

8.4       The Board will approve standard meeting protocols for the Board and all Committees. The Corporate Governance and Nominating Committee mandate will have responsibility for such protocols, and the application of such in Committee meetings. Practices will include for part of each meeting to be independent members only, or an alternative provision for candid discussion among such members, in the absence of members of management, and, for reporting promptly to the Board after each of its meetings.

Authority for Committee decisions on nominations, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations.

9.	COMPENSATION MATI'ERS

9.1       The Board has provided and will maintain a written mandate for a Compensation Committee. Authority for Committee decisions on compensation, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations,

9.2       The Compensation Committee's responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Compensation Committee has and may further engage and compensate outside consultants for information input. It has no authority to delegate any of its responsibilities to make recommendations to the Board or negotiate pending Board approvals.

9.3       The Board will provide standard meeting protocols for the Board and all Committees. The Compensation Committee mandate will include such protocols, including for part of each meeting to be independent members only or alternative provision for candid discussion among such members, in the absence of members of management, and for reporting promptly to the Board after each of its meetings.

10.	BOARD COMMITTEES

In addition to the Committees for nomination and compensation matters noted above, the Board has approved written mandates for and will constitute an Audit Committee, a Finance Committee, and an Operations Committee.

10.1       Audit Committee. The members of the Audit Committee will include a minimum of three "financially literate" directors (as defined by National Instrument 52-110, Audit Committees ("NI 52-110"), appointed by the Board. Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee shall be "independent" (as defined by NI 52-110).

The Audit Committee's duties and responsibilities are specified by law and in the Audit Committee Mandate.

The Audit Committee will meet regularly with the Chief Executive Officer and the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors' procedures and audit plans. The Audit Committee will recommend to the Board the accounting firm to be appointed as independent auditors.

The Audit Committee will review and recommend to the Board for approval the annual financial statements and Management's Discussion and Analysis ("MD&A"), review and approve the interim financial statements and MD&A, and undertake other activities required by regulatory authorities. In the emerging development of the Company the Audit Committee members also collaborate with the Finance Committee to review and monitor internal controls and reporting.

The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders' meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

10.2       Finance Committee

The Board established a Finance Committee and developed its mandate for its responsibilities, including those of the chair, to provide a working committee for the development and oversight of the financing and financial systems, internal controls and reporting of the emerging enterprise. The Chief Executive Officer is the interim chair of the Finance Committee.

10.3       Operations Committee

With the emergence from exploration and development to a productive enterprise, the Board will establish an Operations Committee and develop its mandate for its responsibilities, including those of the chair. The President will be the chair of the Operations Committee.

11.	ANNUAL GOVERNANCE ASSESSMENTS

The entire Board will evaluate the effectiveness of the Board, and its committees, and senior officers on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. The evaluations may also include regulatory compliance evaluations by corporate or governance counsel.

Evaluations of individual directors will be developed incrementally, from noting director attendance at meetings, to assessing the performance of individual directors, and steps for individual and board governance-development. Such individual annual assessments will take into account the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

Form of Corporate Governance Policies approved by Board Resolution April 16, 2009

Form of Board Charter and Corporate Governance Policies, as amended June 17, 2010

APPENDIX Q
NEWSTRIKE AUDIT COMMITTTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:

(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)	the auditor’s report, if any, prepared in relation to those financial statements,

(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)	recommend to the board of directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

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(i)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,

(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

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